
03045671

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Bank Austria Creditanstalt

*CURRENT ADDRESS A-1010 Vienna, Am Hof 2
~~Am Hof 2~~ A-1030, Vordere Zollamtsstrasse 13
Vienna Austria

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

FILE NO. 82- 34765 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT : 1/23/04

Bank Austria Creditanstalt

Banking for success.

Annual Report Bank Austria Creditanstalt 2002

A Member of HVB Group



the big successes be without the little victories?


What woul









Bank Austria
Creditanstalt

Banking for success.

Annual Report
Bank Austria Creditanstalt

A Member of HVB Group



Bank Austria Creditanstalt
Bank Austria Creditanstalt Leasing
CA IB Corporate Finance Beratungs GmbH
Asset Management GmbH
Capital Invest
BANK*PRIVAT*
Schoellerbank

Bank Przemyslowo-Handlowy PBK
HVB Bank Czech Republic
HVB Bank Slovakia
HVB Bank Hungary
Bank Austria Creditanstalt Ljubljana
HVB Bank Romania
CB Biochim, Bulgaria
HVB Bank Croatia, Splitska Banka
HVB Bank Bosna i Hercegovina
HVB Bank Yugoslavia

Bank Austria Creditanstalt at a Glance

Income statement figures (in € m)	2002	2001	Change
Net interest income after losses on loans and advances	1,770	1,969	–10.1 %
Net fee and commission income	1,076	1,061	+ 1.4 %
Net trading result	231	261	–11.4 %
General administrative expenses	2,503	2,773	– 9.7 %
Operating profit	572	552	+ 3.7 %
Net income before taxes	504	655	–23.0 %
Consolidated net income	309	483	–36.0 %

Balance sheet figures (in € m)	2002	2001	Change
Total assets	147,968	159,597	– 7.3 %
Loans and advances to customers after loan loss provisions	72,826	75,325	– 3.3 %
Primary funds	83,009	90,380	– 8.2 %
Shareholders' equity	4,610	4,875	– 5.4 %

Key performance indicators	2002	2001	2000
Earnings per share in € in accordance with IAS	2.71	4.24	5.17
Return on equity after taxes (ROE)	6.5 %	10.2 %	13.1 %
Return on assets (ROA)	0.20 %	0.30 %	0.39 %
Cost/income ratio	69.3 %	68.8 %	62.0 %
Credit risk charge / risk-weighted assets	0.77 %	0.93 %	0.85 %
Total capital ratio	11.2 %	13.0 %	10.3 %
Tier 1 capital ratio	6.8 %	7.8 %	6.1 %

Staff	2002	2001	Change
Bank Austria Creditanstalt (full-time equivalent)	29,767	32,164	– 7.5 %
Austria (BA-CA including functional subsidiaries)	11,916	12,636	– 5.7 %
Poland	12,089	14,387	–16.0 %
Other CEE countries and other subsidiaries	5,762	5,141	+12.1 %

Offices*)	2002	2001	Change
Bank Austria Creditanstalt	1,345	1,284	+ 61
Austria	449	527	– 78
Poland	561	649	– 88
Other CEE countries and rest of world	335	108	+227

*) including Splitska Banka, Croatia, and Biochim, Bulgaria; excluding deconsolidated companies (CA IB and BA-CA Handelsbank)

Highlights in 2002

1 January	Euro notes and coins introduced successfully. More than 13 million accounts were converted from Austrian schilling to euro.
2 January	Bank Przemysłowo-Handlowy PBK (BPH PBK) starts as number three in Poland – following the legal merger of Bank Austria's and HypoVereinsbank's Polish subsidiaries Powszechny Bank Kredytowy (PBK) and Bank Przemysłowo-Handlowy (BPH).
14 January	€ 300 million framework agreement signed by Bank Austria Creditanstalt and Kreditanstalt für Wiederaufbau (KfW) for long-term investment loans to small and medium-sized businesses in Central and Eastern Europe.
19 February	BANK*PRIVAT* expands customer service and now also actively operates in Austria's regions outside Vienna.
4 April	Opening of HVB Bulgaria in Sofia.
24 April	Agreements on the acquisition of Splitska Banka, Croatia, become effective.
26 July	Signing of agreements on the purchase of CB Biochim, Bulgaria, with the state-owned Bank Consolidation Company BCC.
12 August	Start of Bank Austria Creditanstalt! "Big bang" successful at all levels: uniform market presence, identical product range, legal merger (with retroactive effect as at 1 January 2002), uniform staff regulations, and switch from parallel operation of IT systems to joint IT systems.
27 August	First multi-functional Finance Centre commences operations in Kufstein. Based on the BA-CA Finance Centre, mobile sales teams offer a full range of services: finance, investments and pension planning. Seven Finance Centres operational by the end of January 2003.
12 September	Banking subsidiary opened in Bosnia and Herzegovina: Bank Austria Creditanstalt now represented in 10 countries in Central and Eastern Europe. The subsidiary will operate as a universal bank serving both retail and corporate customers.
7 October	Acquisition of CB Biochim, Bulgaria, completed.
15 October	IT systems in Poland successfully integrated.
22 November	Branch network in Slovakia further expanded. 17 branches as at end of January 2003.
2 December	BusinessNet online: Bank Austria Creditanstalt starts a completely new type of Internet portal in Austria for corporate customers. A virtual office is available to all corporate customers of Bank Austria Creditanstalt at https://businessnet.ba-ca.com.
17 December	Bank Austria Creditanstalt for the first time brings credit risk of Austrian medium-sized companies to the capital market: under the name of PROMISE Austria-2002, the HVB Group places its third securitisation transaction with a volume of € 1 bn.
27 December	CB Biochim and HVB Bulgaria merge to form the fourth-largest bank in Bulgaria.

Contents

*) part of financial reporting

Organisation Chart

Support Services, Strategic Control and Infrastructure

Bank Austria Creditanstalt

Support Services	Risk Management	Equity Interest Management, Human Resources
G. Randa	**E. Hampel**	**F. Kadrnoska**
Communications and Financial Relations	Group Credit Management	Equity Interest Management
Group Public Relations	Special Accounts Management	Human Resources
Group Marketing Communications	Strategic Credit Risk Management	Legal Affairs
Group Economics and Market Analysis		Group Internal Audit (reporting to full Managing Board)
Group Market Research		

Business Segments

Bank Austria Creditanstalt

Domestic

Private Customers and Professionals	Asset Management	Corporate Customers and Multinational Corporates
W. Haller	**F. Kadrnoska**	**K. Samstag**
Marketing and Product Management – Retail Banking	Asset Management	Multinational Corporates, Corporate and Trade Finance
Sales Coordination – Retail Banking		Infrastructure/Public Sector
Sales Management – Retail Banking		Corporate Customers/Sales
10 Regional Offices		5 Regional Offices in Vienna/ 7 Regional Offices in the Federal Provinces of Austria
▶ Schoellerbank ▶ DATA AUSTRIA ▶ Bank Austria Creditanstalt Finanzservice ▶ VISA-SERVICE	▶ BANK*PRIVAT* ▶ Capital Invest ▶ Asset Management GmbH	▶ BA-CA Leasing ▶ BA-CA Handelsbank ▶ BA-CA Private Equity ▶ CA IB Corporate Finance

Group Finance

H. Gropper
from 1 April 2003

Group Finance

Organisation and IT

J.-M. Speek

ORG/IT Management

Operations

Group Payment Transactions

Treasury & Securities Services

- ▶ WAVE Solutions IT
- ▶ iT-Austria
- ▶ TSG EDV-Terminal Service
- ▶ DOMUS Facility Management

Real Estate Finance

K. Samstag

Real Estate Finance and
Real Estate Customers

- ▶ BA-CA Wohnbaubank AG
- ▶ Immobilien Rating GmbH
- ▶ BA-CA Immobilien Agentur

International

International Markets

W. Hemetsberger

FX/Fixed Income Trading,
Sales & Origination

ALM & INM Support and Markets
Risk Management

CEE Markets & Subsidiaries

- ▶ CA IB Securities

CEE

**Central and
Eastern Europe**

G. Randa

Region 1 / CEE

- ▶ Bank BPH PBK
- ▶ HVB Bank Czech Republic
- ▶ HVB Bank Slovakia
- ▶ HVB Bank Hungary

Region 2 / CEE

- ▶ HVB Bank Croatia
- ▶ Splitska Banka
- ▶ Bank Austria Creditanstalt Ljubljana
- ▶ HVB Bank Romania
- ▶ CB Biochim AD
- ▶ HVB Bank Yugoslavia
- ▶ HVB Bank Bosna i Hercegovina

As at 3 March 2003

Supervisory Board and Managing Board of Bank Austria Creditanstalt AG

Supervisory Board

Chairman	**Albrecht Schmidt** Spokesman of the Board of Managing Directors, Bayerische Hypo- und Vereinsbank AG
Deputy Chairman	**Rudolf Humer** Chairman of the Managing Board, P Beteiligungs Aktiengesellschaft
Members	**Erich Becker** Chairman of the Managing Board, VA Technologie AG
	Lino Benassi Chief Executive Officer, IntesaBci SpA (until 19 March 2002)
	Alberto Crippa Group Executive Vice-President, IntesaBci SpA (since 19 March 2002)
	Adolf Franke Member of the Managing Board, WestLB AG
	Paul Hassler Certified Public Accountant
	Stefan Jentzsch Member of the Board of Managing Directors, Bayerische Hypo- und Vereinsbank AG (since 28 March 2002)
	Gerhard Mayr Executive Vice-President Pharmaceutical Operations, Eli Lilly & Company
	Dieter Rampl Member of the Board of Managing Directors, Bayerische Hypo- und Vereinsbank AG
	Veit Sorger Chairman of the Managing Board, Frantschach AG (since 28 March 2002)
	Wolfgang Sprißler Member of the Board of Managing Directors, Bayerische Hypo- und Vereinsbank AG (since 19 March 2002)
Appointed by the Employees' Council	**Hedwig Fuhrmann** Chairman of the Employees' Council
	Wolfgang Heinzl First Deputy Chairman of the Employees' Council
	Adolf Lehner Second Deputy Chairman of the Employees' Council
	Thomas Schlager Third Deputy Chairman of the Employees' Council
	Heribert Kruschik Member of the Employees' Council (since 28 March 2002)
	Wolfgang Lang Member of the Employees' Council

Representatives of the Supervisory Authorities

Commissioner	**Doris Radl**
Deputy Commissioner	**Josef Kramhöller**
State Cover Fund Controller	**Alfred Katterl**
Deputy State Cover Fund Controller	**Christian Wenth**
Trustee pursuant to Mortgage Bond Act (Act applicable until 12 August 2002)	**Günther Pullez**
Deputy Trustee pursuant to Mortgage Bond Act (Act applicable until 12 August 2002)	**Alois Ramoser**
Trustee pursuant to Mortgage Bank Act (Act applicable since 13 August 2002)	**Othmar Hassenbauer** (until 31 December 2002)
Deputy Trustee pursuant to Mortgage Bank Act (Act applicable since 13 August 2002)	**Gerhard Reicher**

Managing Board

Chairman and Chief Executive Officer **Gerhard Randa**

Deputy Chairman and
Deputy Chief Executive Officer **Karl Samstag**



Members

Wolfgang Haller

Erich Hampel



Wilhelm Hemetsberger

Friedrich Kadrnoska



Jochen-Michael Speek

Helmut Gropper
(from 1 April 2003)



Franz Zwickl
(until 30 September 2002)
(not shown)



Ladies and Gentlemen,

"Back to basics" – in retrospect, this could be chosen as the motto of a review of the past year. Perhaps the shock therapy of a bear market for three consecutive years was needed for the "golden rules" of business life to re-establish themselves.

Yet the difficult stock market situation and the weak economy are now laying the foundation of a turnaround: this is based on a fundamental reappraisal of the market outlook, an event occurring only once in ten or fifteen years. Companies' business models are being fundamentally challenged and reviewed for their chances of success. What is outdated and has proved superfluous is being discarded, misdirected investments are being written off, structures that have grown in a haphazard fashion are being aligned so that promising new developments can unfold and flourish.

Bank Austria Creditanstalt delivered a respectable performance in the difficult year 2002 without encountering any major setbacks. What is more, we are fortunate in having started, more than five years ago, to adapt our operations to the likely competitive environment in Europe.

In 2002, we made major progress in two respects:

First, as in previous years, we achieved a significant increase in net income from our current operations in 2002. These results reflect synergies on both sides, income and costs. The consolidation process has been a complete success.

Second, we successfully completed the mergers in Austria and in Poland, and enhanced the efficiency of our operations. We are fully concentrating our business portfolio on the area in which we have strong expertise: banking business with customers in our core markets, where we offer a complete range of services from payment transactions all the way to acquisition financing.

The new Bank Austria Creditanstalt has met with a good reception. We thank our customers, who put up with inconvenience caused in some instances by the necessary changes. We also thank our staff, who had to cope with special challenges, including the conversion to euro notes and coins and the merger. They conveyed a convincing image of Bank Austria Creditanstalt as the bank for its customers' success.

Following the successful integration to form the leading bank in the heart of Europe, we have been focusing all our energies on expansion. In 2002, based on our market leadership position in Austria, we launched a market campaign in retail banking and in the corporate customer business, as well as a major initiative to gain market share in the regions of Austria outside Vienna.

In our core market of Central and Eastern Europe, years of strong growth are ahead of us – all the more so as the green light has been given for EU enlargement.

Cost reduction was the central topic in the European banking industry in 2002. As a financial services provider, Bank Austria Creditanstalt has always seen sustainable improvements in its efficiency and productivity as an obligation to be met by the bank, and we have demonstrated our commitment to this objective over the past five years. But our goal has always been to achieve a steady and sustainable development. After all, enhancing the bank's ability to meet its customers' needs is in the mutual interest of customers and the bank.

We are not pursuing a downsizing strategy; rather, we continue to follow our growth course.

The bank has a bright outlook for the future and we have the resources to make use of business potential available to us.

And we have a mission: as a hub linking West and East, we are contributing to the creation of a peaceful and prosperous Europe. The best way for us to reach this goal is by taking advantage of opportunities available in the markets and not departing from the course we have chosen.



Gerhard Randa

Bank Austria Creditanstalt: A Strong Start in 2002

In 2002, Bank Austria Creditanstalt completed a key part of the integration process in Austria and in Central and Eastern Europe while further enhancing its efficiency in the longer term. The bank enjoys the best possible positioning in an increasingly integrated Europe. 2002 was the year in which Bank Austria Creditanstalt started out on its way into the future. After a long journey which proceeded according to plan, the bank made a precision landing at the right time – although the environment was not very favourable – and quickly took off again with its full strength to reach new destinations.

This dynamic momentum is reflected in the 2002 financial statements, even if progress made in terms of performance and efficiency would have become even more apparent in a more favourable environment. Turning to the facts, the results presented in the financial statements: economic trends and developments in financial markets had an impact on the bank's results. This was to be expected for a financial services provider acting as a partner of the business sector. Total operating revenues of the bank declined by 7.5 % but were still satisfactory when compared with the figures for the Austrian banking sector as a whole.

Operating profit up by 4 % in a difficult environment

The big success achieved in 2002 is the **improvement in income quality:**

- ▷ First, the **earnings base** has improved, primarily in CEE countries, which in 2002 accounted for more than half of overall results.
- ▷ Second, the new Bank Austria Creditanstalt started to benefit from the promised **synergies** already in 2002, the first year of the merged bank, and thus earlier than expected. Despite the restructuring costs associated with the final integration steps, costs were reduced by € 270 million, a reduction more than offsetting the weak income trend resulting from the general economic environment. **Operating profit** was € 572 million, about **4 % higher** than in the previous year.
- ▷ Third, the improvement is **sustainable**. The results have been earned by operating activities, special factors no longer play a significant role. The 23 % decline in net income before taxes reflects the fact that the comparative figure for 2001 included one-off income from transfers of regional operations between HVB and Bank Austria Creditanstalt.

Most importantly, Bank Austria Creditanstalt used the **"Bank zum Erfolg" ("BzE")** project to enhance its efficiency. With its restructured sales organisation, the bank is now closer to customers. Internal processes were improved and accelerated. Operating under the new combined brand name, the bank and its employees launched a market initiative in 2002. The banking group has become a highly efficient unit.

The "BzE" project – a milestone in a logical development

Closer to customers, efficiency enhanced through successful conclusion of the "BzE" project

Today, at a time when the European banking industry is facing major restructuring processes, Bank Austria Creditanstalt benefits from the fact that it started to carry out fundamental adjustments several years ago. The far-reaching decisions were all made against the background of the environment prevailing at the time. In retrospect, these changes were the right ones to make.

Bank Austria Creditanstalt – the driving force behind consolidation

During the first stage, from the middle of the 1990s, Austria's accession to the European Union and privatisations changed the operating environment. The economic objective was to have banks of European stature, capable of successfully competing in a mature, fragmented market.

Established through the merger of two large Austrian banks in 1991, Bank Austria became the driving force behind the consolidation process in the Austrian banking industry in subsequent years. This objective was achieved with the acquisition of Creditanstalt in 1997 and the bank's step-by-step integration in Bank Austria.

▷ Today, Bank Austria Creditanstalt's average market share in Austria, across all business segments, is about one-quarter, the same as the market share of the entire private banking sector in Germany.

Modernisation in response to expectations of capital markets

As a listed private company, and following completion of various capital market transactions in 1998, the newly formed Bank Austria Creditanstalt Group had to convince its shareholders – even at that time, most of them were international investors. In response to the high profitability expectations of capital markets, and under time pressure, we focused our business portfolio on core competencies. Equity interests in non-banks were disposed of (almost completely until the present day).

Efficiency and productivity: Bank Austria Creditanstalt sets standards in the Austrian banking sector

Together with a transparent organisation we established modern controlling instruments and created a strong awareness of profitability requirements across the bank. Compared with the pro-forma level of the three predecessor institutions in 1991, productivity was more than doubled.

▷ Today we are the most efficient universal bank in Austria. Based on successful consolidation – in terms of synergies realised and the related increase in efficiency – general administrative expenses of Bank Austria Creditanstalt in Austria have increased by only 3.1 % since 1997. For the Austrian banking sector as a whole, the comparative figure is 20.5 % (see chart on page 14).

Improved earnings quality:
Net income before taxes for 2002 almost completely accounted for by operating components


€ m
800
700
600
500
400
300
200
100
0
97 %
97/02:
10.6 %
p. a.
73 %
55 %
71 %
60 %
33 %
1997*
1998
1999
2000
2001
2002
Operating profit in a narrower sense = net interest income after losses on loans and advances
+ net fee and commission income
+ net trading result
– general administrative expenses
Net income before taxes (excluding amortisation of goodwill)
Operating components as a proportion of net income before taxes
*) Items pursuant to Austrian Commercial Code (pro-forma Group figures) reclassified to reflect IAS format

Growing into European dimensions

Between the end of the 1990s and the peak of the New Economy euphoria in 2000, it became a matter of survival for internationally active banks to cross European thresholds of size. The international business of what was then the Bank Austria Creditanstalt Group had already reached considerable dimensions. Further expansion, urgently necessary for business reasons, would have been restricted by limits to risk-bearing capacity – mainly in connection with changes in deficiency guarantees resulting from the withdrawal of public-law entities as shareholders. In this situation, the shareholders almost unanimously passed a resolution in 2000 approving the integration with HypoVereinsbank according to the "Bank of the Regions" strategy.

From the very outset, the objective was to implement a cross-regional structure and division of labour in the HVB Group. Measures to achieve this were carried out in 2001, today the "Bank of the Regions" concept is a reality. Equity interests held by Bank Austria Creditanstalt in companies in various parts of the world were transferred to HVB. Conversely, Bank Austria Creditanstalt's network in CEE doubled – substantially increasing the bank's business potential.

▷ In its core markets, Bank Austria Creditanstalt now serves 1.9 million customers in Austria and 3.5 million customers in CEE.

2002 – the year of integration

The two major lines of development of the bank – consolidation in Austria and expansion in Central and Eastern Europe – were completed in 2002 with the full merger of Bank Austria and Creditanstalt, and with the merger of HVB's and Bank Austria Creditanstalt's subsidiaries in the various CEE countries.

The merger project

The "Bank zum Erfolg" ("BzE") project was launched in May 2001, carefully prepared and successfully carried out with a "bang" on 12 August 2002. In addition to the preceding integration steps, which produced synergies of about € 125 m until 2001, cost savings will reach about € 110 m annually by 2004.

15,000 computer terminals and 1,000 work processes were converted on 12 August 2002

The "BzE" project covered all dimensions of the banking business (and is therefore mentioned in almost all chapters of this report):

Trend in general administrative expenses of Bank Austria Creditanstalt (Austria) versus Austrian banking industry as a whole



Operating expenses in the Austrian banking industry as a whole
General administrative expenses of Bank Austria Creditanstalt (Austria)
125
120
115
110
105
100
95
100.0
104.1
100.2
108.4
102.5
114.3
106.8
120.3
107.7
120.5
103.1
1997
1998
1999
2000
2001
2002

- **Legal merger and human resources integration:** In addition to the legal merger of Bank Austria and Creditanstalt with retroactive effect as at 1 January 2002, internal service regulations were also standardised (see page 114).
- **IT merger:** As part of the "heureka!" project, the IT platforms were integrated in June 2001. Duplication and differences between the banks, which used parallel systems, were removed during the migration weekend from 10 to 12 August 2002 (see page 105).
- **Brand name and branch network:** Prior to the merger, the bank pursued a two-brand strategy for five years. The decision to develop a combined brand name was based on a survey of changes in customer preferences, which showed a shift from emotional brand loyalty towards service quality and branch network (see page 120 and subsequent pages). The new joint network in Austria comprises more than 400 branches, offering customers more convenience.
- **Product range:** Ahead of the merger (up to the "identity of banking products" stage in May 2002), the products and services offered by the two predecessor banks were taken as a basis to draw up a list of joint core products, following the principle of "the best of both banks" (see page 36). As part of this process, the bank streamlined the product range and added value to its products.
- **Organisation and internal work flows:** Ahead of the IT merger, back-office operations were integrated and put on a joint infrastructure base.
- **High level of acceptance** among customers and employees: Although some critical views of the development of Bank Austria Creditanstalt were expressed as the integration process advanced, we succeeded in increasing the number of our customers, after adjusting the number for double counting. Daily experience – especially during the stressful periods surrounding the IT integration ("heureka!") project and the merger ("BzE" project) – and internal surveys demonstrate that the employees of both banks have become a single team. The Bank Austria Creditanstalt brand name has created a team spirit.

Integration in Central and Eastern Europe

Following the legal and organisational mergers in 2001, the subsidiaries of HVB and Bank Austria Creditanstalt in the various CEE countries were integrated to form single business units. Of most importance in this context, simply because of the size of the operations involved, is the merger in Poland, which was successfully completed in the record time of one year. BPH PBK is the country's third-largest bank.

Market position of Bank Austria Creditanstalt

Retail banking / Austria

1.9 million customers, 18 % market share

Corporate banking

No. 1 for major corporates – 81 % customer share
No. 1 for medium-sized companies – 70 % customer share
No. 1 for independent professionals – 44 % customer share
No. 1 in real estate finance
No. 1 in export finance
No. 1 in foreign exchange and treasury business

Central and Eastern Europe

3.5 million customers in 11 countries, including 2.8 million in Poland, market share ranging between 5 % and 10 %, total assets € 22 bn, 900 offices, five additional CEE countries served by other units in the HVB Group

International capital markets

The portal to the global financial market for the core markets of A+CEE and vice versa

EU enlargement as agreed in 2002 creates a stable base for planning and is giving additional impetus to the catching-up process. As was the case in West European integration, CEE and the EU in its current form will see a convergence of interest rates and monetary conditions, even if temporary setbacks cannot be ruled out. On the one hand, this will result in narrower margins; on the other hand, product usage and financial intermediation in the CEE countries will approach EU levels. Bank Austria Creditanstalt with its CEE subsidiaries sees this process as its growth potential, which it will use as a network bank on a regionally differentiated basis.

Bank Austria Creditanstalt is well-positioned

Emerging from various structural changes, Bank Austria Creditanstalt meets all criteria that companies with future growth potential are expected to fulfil:

The bank is focused on its **core competencies**. After completion of the integration projects, Bank Austria Creditanstalt has concentrated all its resources on customer business as "Bank of the Regions" in A+CEE.

Crossover: Austria combined with the young growth market in CEE

Bank Austria Creditanstalt combines a preeminent position in a mature market with operations in a growth market situated at its doorstep, and sees its mission in making a contribution to increasing integration in Europe through its network and its business model.

Over the past few years, the bank has demonstrated its own **ability to integrate** different mentalities and regions.

Bank Austria Creditanstalt has substantial **net capital resources** totalling € 7.5 bn. The sustainable increase in operating performance will again be reflected in net income to a greater extent as and when general economic conditions improve. This gives Bank Austria Creditanstalt a sound base for future expansion.

Contribution of CEE banking subsidiaries to profits



€ m
300
200
100
0
56 %
18 %
1997 1998 1999 2000 2001 2002
Net income before taxes of CEE banking subsidiaries

Our strategy: meeting customer needs

For the European banking sector, 2002 was the worst year in decades, with an adverse impact that was far stronger than ordinary economic setbacks (see page 20). Such sharp declines in the value of assets (stock markets, insolvencies) in a single year are difficult to absorb, given the structurally weak earnings position in the banking sector. In the meantime, retail banking is in vogue again.

Over the past few years, the business policy of Bank Austria Creditanstalt has been directed towards reducing the bank's dependence on external influences and fluctuations in financial markets. Efforts made by the bank to achieve this included the timely reduction of equity interests in non-banks, the restriction of financial assets to banking business, and a sharp focus on core markets. This reduces the risk of sliding into a spiral of downgradings.

Focus on customers – product and distribution channel mix – quality and processes – decentralised responsibility

In its current business operations, Bank Austria Creditanstalt does not apply dogmatic recipes, but takes a pragmatic approach based on sound business management principles:

- **Closer to customers:** Customers contact us at a place they select, they contact us as individuals, not as a "target group", and they should be confronted with as few interfaces as possible. We will give special attention to this point in customer service in 2003.
- Balanced mix of **standardisation and individualisation:** It is in the interest of customers and of the bank to handle daily routine operations at low cost and in an efficient way using IT and communications technology. This refers to the communication channels. Customers can choose the distribution

Traditional and new distribution channels, classic and modern products

channel they prefer from among the channels that are established by Bank Austria Creditanstalt and at its branches: self-service facilities, Internet banking, BusinessNet (our virtual office serving corporate customers in their daily transactions) and mobile sales all the way to personal investment advisory services. Our products are also arranged to reflect growing value added and can be combined in a modular form: classic products are as important to us as structured products, a sector in which we were very successful in 2002.

- **Value added for customers and the bank:** Higher efficiency in daily operations enables employees to devote more time to individual service and advice and thus to use market opportunities: through an active service approach to private customers in the up-market segment and to small and medium-sized companies in line with the Integrated Corporate Finance concept.
- Ahead of the introduction of the new capital adequacy framework known as "Basel 2", it is necessary to make corporate customers familiar with the factors determining the pricing process of a bank. A partnership based on mutual confidence and transparency means that business owners and companies learn to assess their own position and creditworthiness through the eyes of the bank; conversely, the bank has to understand the company's financing structure and business outlook. This approach is reflected in Bank Austria Creditanstalt's motto: "Our success is the success of our customers".
- **Quality assurance:** speed and reliability result not only from the strong commitment of account managers, but also from well-organised work flows in those sections of the value-adding chain that follow customer contacts. The "Bank zum Erfolg" project started a business re-engineering process. In this connection we regularly compare internal and external services, including cooperation arrangements and outsourcing to third parties.
- In our **international** business segments we use the strength of diversity: through decentralised customer service in line with regional requirements, practices and business potential. For this purpose we apply corporate finance product expertise in serving local customers in our core markets (see page 57 and subsequent pages).

Corporate Finance and International Markets: unique selling proposition

In international capital markets we operate with the focused strength of a major bank. Our position as leading bank in A+CEE – in areas ranging from corporate finance and syndications to leasing and mergers & acquisitions – and the excellent results of our International Markets business segment, which again performed very well in a difficult environment (see page 76 and subsequent pages), confirm the soundness of our strategy.

In this report, "Bank Austria Creditanstalt" ("BA-CA") refers to the group of consolidated companies. "Bank Austria Creditanstalt AG" refers to the parent company, which was established through the merger of Bank Austria AG and Creditanstalt AG as at 1 January 2002.

Editorial close for this report: 3 March 2003




What would the big successes be
without the little victories?

The Environment in 2002: Fundamental Reappraisal of Financial Markets

In 2002, the worst year in decades, European banks came under pressure from all sides. After a few months, it became apparent that the modest hopes of economic recovery at the beginning of the year were misplaced. Beginning in early summer, at a time when it was believed that the worst was over, the bear market on the global exchanges worsened further, for the third consecutive year. Interest rates also fell to new lows.

As if it were not enough that trends in business volume and interest rates were unfavourable, global capital markets suffered from a loss of investor confidence. Banks – as a reflection of the economy – were also caught in a downward spiral with their lending, equity investment and securities portfolios. In view of the low level of profitability in their core business, banks, like all other companies, had to review their business model.

Stock market developments pressure lending and capital market

The only positive performances in 2002 (on the spot markets) were by long-term government securities (up 11.5 % in the euro area), bond and equity markets in CEE countries (up between 10 % and 15 %, and just under 10 %, respectively), as well as gold, the winner in times of geopolitical crisis (up 24 %). The **global equities market** (MSCI Index) stood some 25 % lower at the end of 2002 than at year-end 2001, and was actually lower during the course of the year (down 32 %). Compared with the level at the beginning of 2000, the decline totalled 43 %.

The various segments of the financial market were more closely linked in 2002 than in virtually any other year (see chart on next page). In the first few months of 2002, **economic recovery** was still anticipated for the further course of the year, along with higher profits and, sooner or later, rising interest rates. The Argentine crisis, which later spread to other countries in Latin America, as well as greater **global political tension** (Kashmir crisis, Iraq conflict), were the first challenges to this assumption. The illusions were shattered in mid-May when it became clear that the expansive monetary and fiscal measures taken by the U.S. remained without effect.

A significant reason for the further sharp declines on the **equity markets** can be found in deceptive accounting practices, huge bankruptcies in the U.S., as well as a general loss of confidence in the trustworthiness of and methodology used for equities analysis. From mid-May to the low reached on 9 October, share prices declined by a further 30 % (in Germany by at least 40 %, and the former "Growth and Technology Markets" were hit even harder).

In the further course of trading, the profit cycle moved to the background, and despite lower share prices which should have enticed new investment, a semi-automatic counter movement became increasingly unlikely. In fact, **companies** were increasingly evaluated for their ability to generate a steady cash flow from their core business activities. This signified an extensive revaluation of companies and their financial structure, particularly of major companies with high levels of debt, as can be seen from the fact that corporate bonds were not able to follow the benchmark; in the lower investment grade (BBB), spreads climbed again to 250 basis points, dimensions such as those seen following 11 September or in the emerging markets crisis in 1998. The affected companies reacted by downsizing, and under the watchful eyes of rating agencies, with massive debt-reduction programmes.

The downward spiral: share price declines → real adjustments → revised earnings → price declines → write-offs → higher debt levels → downgrading → more price declines

Share prices

Indices
31 Dec. 2000 = 100

S&P 500
EuroStoxx


105
100
95
90
85
80
75
70
65
60
55
50
45
2001
2002

Bond market

Yields on 10-year benchmark bonds
% p.a.

US dollar (US Treasury)
Euro (bonds)


5.5
5.0
4.5
4.0
3.5
2001
2002

Corporate bonds

Spread of BBB corporate bonds to US T-bonds


3.0
2.5
2.0
1.5
1.0
0.5
0.0
2001
2002

Business cycle

US industry
US consumers

Europe (EMU) Industry
Europe (EMU) Consumers


115
110
105
100
95
90
85
95
90
85
80
75
70
2001
2002

The **banking sector** was affected, both as intermediary and as investor, by these capital market developments. The primary market dried out on the equity capital side, and, in particular, in the area of bond issues. The flight away from equities, corporate bonds and the US dollar, into "quality" assets such as government bonds, resulted not only in a rapid change in volatility levels on the markets, but also in the unexpected flattening of the interest-rate curve at a low level. Bond yields fell by almost 1.5 percentage points in the U.S., and by a somewhat lower figure in Europe.

But the sharp decline in share prices left deeper marks in the balance sheets of European financial institutions, worsened by the common practice of cross-over participations: insurance companies and banks had to mutually write off their portfolios (held for investment purposes, for strategic reasons or as collateral). Prior to the preparation of financial statements for the year, valuation reserves completely dried up. A number of companies began to sell major assets, which further worsened the bear market. In addition, the earnings position of banks was adversely affected (beyond non-cash accounting transactions) by the wave of insolvencies.

During the last few months of the year, the uncertainties and disappointments (e.g., over the impact on wealth and the repudiation by investors of investments in shares) also affected the real economy: consumer sentiment and the economic environment experienced another sharp downturn, both in Europe and in the U.S., whose consumer demand still contributes some 20 % to global GDP. When these deflationary tendencies threatened to spill over to the real-estate sector (with its even greater potential capacity to adversely affect wealth), the Fed acted at the beginning of November by lowering the federal fund target rate by half a percentage point to 1.75 %, the lowest level since 1960. The ECB made a similar reduction at the beginning of December. But even at the new level of 2.75 %, there were once again expectations of further interest-rate cuts. This illustrates the prevailing level of pessimism, which deteriorated even further as the Iraq crisis worsened.

Core market Austria

With an export ratio of 54 %, and in view of the high level of merchandise exchange with Germany, Austria was not able to isolate itself from the consequences of weak external demand, which had both an adverse effect on exports and on the investment and consumption climate. In addition, growth was also curbed by production losses in the second half of the year caused by flooding.

Austria 2002: minimal growth, low transaction volume, falling monetary expansion and low interest rates

Thus real economic growth, at 0.9 %, was about the same as in the euro area (0.8 %), but significantly higher than in Germany (0.2 %). Virtually all the components of demand had real rates of growth which were as weak as those seen in the recession of 1993.

In 2002, private consumption (like real incomes) increased by only 0.8 %, while the savings rate remained at just over 5 %. On account of the uncertain outlook for sales, investments in plant and equipment were reduced for the second consecutive year (by 8.9 %, in real terms). Investments in construction also declined (down 0.7 %), due in large part to non-residential construction.

Merchandise exports increased by only some 4 %, thanks only to market share gains by EU exporters, while imports contracted on account of weak domestic demand. In the course of the year, the rate of inflation fell from 3 % to 1.9 %, and was thus slightly below the euro average. Yields on 10-year bonds declined by 0.80 % percentage points to 4.30 %, with the spread against the German EUR benchmark bond recently narrowing from 20 to 7 basis points.

Parallel to weaker investment activity, demand for business loans also remained low in 2002. Lending volume declined by 1.8 %. Personal loans continued to increase as a result of lower interest rates.

Monetary wealth formation by private individuals in 2002 was – at current transaction values – only half the level of the previous year. Growth in bank deposits remained weak at 2 %, but still represents 40 % of annual volume. With regard to securities purchases (up 2 %), funds and bonds, including structured products, experienced the strongest demand, with close to zero demand for investments in equities.

Core market CEE

In the countries of Central and Eastern Europe, economic growth was quite dynamic in 2002 despite the weakness of the EU economy. The eight candidate countries which are scheduled to join the EU in 2004 averaged GDP growth of 2.3 %. The region was thus able to continue the process of closing the economic gap with the EU.

The Baltic republics were growth leaders in 2002, with rates of growth of almost 6 %. But Slovakia, Slovenia and Hungary also experienced significant rates of growth as well, which amounted to 3 % or more. Structural reforms and the strong investment activity of recent years led to an improvement in the international competitiveness of the CEE export economy, and to market share gains within the EU. In the meantime, exports by the candidate countries account for some 12 % of the EU's imports (excluding intra-EU trade), which is higher than the share enjoyed by Japan.

CEE: Resistant to the weak economic environment thanks to a strong domestic economy. Export success to the EU and further price stabilisation

The most important impetus to growth in 2002 was provided by strong domestic demand. Growth was supported by substantial increases in wages and salaries, by a clear increase in bank loans to households and, in part, to companies, as well as by public-sector investment activity in a number of countries. Poland was the exception in 2002 on account of the ongoing weakness in investment activity, and saw growth of only 1.2 % following growth of 1 % during the previous year. On account of Poland's strong weighting (47 % of the CEE 8), this brought down the averages for all countries. However, the economy is already thought to have bottomed out during the course of 2002.

One year prior to EU accession, inflationary developments also reflected the growing level of EU maturity of eight countries in the region. On average, the rate of inflation fell to 2.8 %, thereby falling below the Maastricht criterion of currently 2.9 % for the first time (the average of the three EU countries with the lowest rate of inflation + 1.5 %). In Poland and in the Czech Republic, the rate of inflation fell below the 2 % mark in 2002.

Success towards stabilisation strengthens interest-rate convergence. Financing cycle gathers momentum

Among other things, this paved the way for declining interest rates. In addition, the establishment of a fixed date for EU accession in May 2004 also was helpful, as it boosted the creditworthiness of the candidate countries. Altogether, these factors helped to realise some of the convergence expectations as early as 2002. In the previous three years, CEE government bonds outperformed comparable EUR benchmarks more than twofold. The remaining margin serves as an incentive for investment.

The degree of **financial intermediation**, i.e., the ratio of financial assets/financial liabilities in terms of GDP, also climbed in CEE countries in 2002. Lending volume in the CEE 5 again increased strongly, but the strong average for the countries (over 9 %) was brought down by Poland, where the banking business remained weak on account of the economy. With the exception of Poland (economic growth) and the Czech Republic and Slovakia (consolidation), loans to businesses also remained robust in 2002. However, it was the retail banking business which contributed most strongly to monetary expansion. These developments took place against the background of high increases in real income, declining rates of inflation and falling interest rates, which, among other things, stimulated residential housing loans. In South-East Europe (SEE), lending volume increased by about one-third, based however on a low initial level. Bank deposits increased in the CEE-5 region by 7 % (below the growth trend in 2002 on account of the decline in Poland). In addition, higher value financial products, such as insurance policies, pension funds and mutual funds, began to assert themselves, even though private assets continue to be dominated by deposits. In the remaining CEE countries, bank deposits increased by about one-quarter.

The date fixed for **EU membership** also limits the time horizon for the banking industry: preparations for the EU internal market should be easier for banks, since many financial services companies already have Western European owners who are familiar with relevant provisions and customs in the EU. With the privatisation of banks in EU candidate countries in 2002, the share of total assets of banks which are still held for strategic reasons by the state, or operated by the state as special purpose institutions, fell to below 13 %.

Rapid narrowing of deregulation gap among the CEE-5 countries



Indicator
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
EU Standard
CEE 5, institutional framework
CEE 5, regulatory environment
CEE 5, banks and capital markets
Average
EU
89 90 91 92 93 94 95 96 97 98 99 00 01 02

Data: EBRD – Transition Report

Management Report of the Group

Financial review

2002 was a difficult year for banks. In this unfavourable environment, Bank Austria Creditanstalt delivered a respectable performance. The downward spiral of economic slowdown and capital market crisis had an impact on the earnings trend which was only partly offset by income-enhancing measures taken in Austria and by a growing profit contribution from CEE countries. On the other hand, structural changes made in a proactive and timely manner over the past few years started to unlock substantial synergies in 2002.

Bank Austria Creditanstalt counters difficult environment with synergy effects and cost savings. Operating profit up by 3.7 %

Operating revenues after the net charge for losses on loans and advances declined by 7.5 % (€ 250 m), a modest decrease when compared with the industry average. This decline was more than offset by a reduction of 9.7 % (€ 270 m) in general administrative expenses. This is all the more remarkable as substantial restructuring costs in the form of current expenses, write-downs, depreciation and amortisation were incurred in 2002, too.

Operating profit thus rose by € 20 m or 3.7 % to € 572 m. The other components of the income statement reduced this favourable result for 2002 by € 68 m; in the previous year they had produced an additional profit of € 103 m. However, this reversal mainly reflects non-recurrent income generated in the previous year (from transfers of regional operations between HVB and Bank Austria Creditanstalt, and from spin-offs and sales of equity interests). This special effect was the main reason why net income before taxes declined by € 151 m or 23.0 % to € 504 m.

The quality of Bank Austria Creditanstalt's earnings has further improved in that special factors played an insignificant role in 2002. Changes in the group of consolidated companies resulted from the expansion of the bank's presence in CEE countries, mainly in South-East Europe. In 2002, Bank Austria Creditanstalt acquired Splitska Banka, a Croatian

Results of Bank Austria Creditanstalt



€ m and change 2002/2001 in per cent
Operating revenues*
−7.5 %
General administrative expenses
−9.7 %
2001
2002
Operating profit
+3.7 %
Net income before taxes
−23.0 %
Net income adjusted for minority interests
−36.0 %
−3,000
−2,000
−1,000
0
1,000
2,000
3,000
4,000

*) Net interest income after losses on loans and advances, net fee and commission income, net trading result and balance of other operating income and expenses

bank, whose results were incorporated into the consolidated income statement as from the date of acquisition. As control was effectively transferred in May 2002, two-thirds of the bank's results for the year are included in Bank Austria Creditanstalt's consolidated income statement. On the other hand, Bank Austria Creditanstalt Handelsbank and CA IB Investment Bank with its successor companies were deconsolidated as their business was transferred to Bank Austria Creditanstalt and these companies became units which focus on providing advisory services. The net effect of these consolidation procedures has only little influence on the informative value of the consolidated financial statements.

Details of items in the income statement

In 2002, net interest income declined by 13.7 % or € 366 m to € 2,307 m. This fall reflected the impact of economic developments, in the form of a weak trend in deposits and sluggish credit demand, but also the further narrowing of margins, primarily in deposits business. Short-term and medium-term market rates reached very low levels as the year progressed, making it increasingly difficult to maintain terms and conditions, especially for short maturities. On the lending side, risk-adjusted pricing produced initial improvements. But slack demand for corporate loans and the selective reduction of risk assets prevented an even stronger positive effect. The marketing campaign for personal loans supported the results. Given the reduction of equity interests and the financial performance of the companies concerned, current income from equity investments – which is included in net interest income – were just under one-half of the amount recorded in the previous year.

Economic trends and interest rate movements cut into net interest income

The net charge for losses on loans and advances for 2002 was € 537 m, down by € 166 m or about one-quarter (23.7 %) on the figure for 2001, a year in which the bank felt the impact of several major insolvencies. Additions to provisions and direct write-offs were € 212 m (16.7 %) lower than in the previous year, and releases of provisions were slightly lower. Credit risk expenses as a proportion of net interest income, from which they are directly deducted as a cost component inherent in the business, were 23.3 %, down from 26.3 % in the previous year. In terms of average risk-weighted assets (RWA), the ratio fell to 0.77 % (down from 0.93 %) although the assessment basis declined. Against the background of the persistently large number of insolvencies in Austria, this improvement shows that risk management activities were successful. Yet the risk ratios exceed not only the long-term average but are also still clearly in excess of internal targets. In the CEE business segment, the corresponding ratios are 15.7 % (net interest income) and 0.78 % (RWA).

Net interest income after losses on loans and advances in 2002 was lower than in the previous year, by € 199 m or 10.1 %. This was the main income component, accounting for 57 % of operating revenues.

Net fee and commission income rose slightly in 2002, by € 15 m or 1.4 % to € 1,076 m. Although the operating environment for fee-based business was very unfavourable, fee and commission income declined only slightly, by € 19 m or 1.4 %, while fee and commission expenses were reduced by € 34 m or 10.8 %.

A sharp fall was seen in the volume of securities transactions as there were only insignificant shifts in securities portfolios and many investors refrained from directly investing in securities. Service-based fees and advisory fees were also lower than in the previous year, as the number of payment transactions stagnated and external pressure on prices increased. Net fee and commission income from commercial transactions (foreign trade and lending business) increased. The improvement in net fee and commission income came from CEE countries, an indication of the increasing maturity of their markets. The inclusion of Splitska Banka also contributed to this growth.

Net fee and commission income rose slightly despite sharp fall in securities transaction volume

Bank Austria Creditanstalt again delivered an excellent performance from trading activities in 2002, despite high volatility and several changes in the direction of capital market trends during the year. At € 231 m, the net trading result was only € 30 m or 11.4 % lower than the very strong performance of the previous year (€ 261 m) and significantly higher than the results achieved in the two preceding years (€ 137 m and € 187 m, respectively), in which "normal" stock market trends prevailed. The net trading result achieved by CEE subsidiaries fell sharply, mainly on account of unexpectedly adverse market movements in Poland.

The cost trend was the major success factor supporting the results for the year. In 2002, general administrative expenses were reduced by € 270 m or 9.7 % to € 2,503 m. Lower staff costs (down by € 81 m or 5.4 %) accounted for one-third of this cost reduction, and about two-thirds resulted from a decrease in other administrative expenses, including current non-staff expenses, IT costs and capital investment. In 2002, the average number of employees (full-time equivalent) fell by 2,317 man-years or 7.2 %. In addition to synergies in Austria, which continued from previous years, the decrease in staff numbers is due to the modernisation and automation process in Poland and the effects of the merger that took place there. A noteworthy success is the reduction of € 179 m or 17.1 % in non-staff expenses, although this figure includes capital investment for restructuring and expansion in CEE. All business segments helped to keep costs under control.

Reduction of staff costs and non-staff expenses. Synergies significantly higher than restructuring costs

The balance of other operating income and expenses turned from net income of € 34 m in the previous year to net expenses of € 1 m in 2002. This reversal reflects net revenues from transfers of consolidated subsidiaries between HVB and Bank Austria in 2001.

Net income from investments was € 28 m, down by € 158 m on the previous year's figure. Again, this movement can be explained by non-recurrent effects in the previous year (transfers of companies accounted for under the equity method, sales of equity interests, and the transfer of Austrian regional banks to the subsidiary of a foundation which is independent of the bank). Also included in this item are gains on the disposal of shares in Oesterreichische Kontrollbank, which were sold to avoid a majority interest – undesirable on regulatory grounds – in this specialised institution.

The higher charge for goodwill amortisation (€ 88 m, up from € 73 m) resulted from recent acquisitions, mainly from the acquisition, as agreed, of additional shares in BPH PBK from HVB.

As the balance of extraordinary income and expenses is nil, the profit from ordinary activities equals net income before taxes, which in 2002 declined by € 151 m or 23.0 % to € 504 m. This decrease is to be seen primarily in connection with the above-mentioned special effects that marked the previous year's results. Taxes on income deducted from net income before taxes were € 111 m, with deferred taxes accounting for the increase of € 13 m over the previous year. Despite the lower profit base, minority interests in net income rose by € 10 m to € 84 m as Bank Austria Creditanstalt took over additional shares in BPH PBK. For 2002, consolidated net income was € 309 m, down by € 174 m or 36 % on the 2001 figure.

Operating profit increased. Net income declined, mainly because of one-off effects in the previous year

The return on equity before taxes (ROE) for 2002 was 10.6 % (13.8 % in the previous year). The ROE after taxes declined to 6.5 %, from 10.2 % in the previous year. The ROE after taxes and before goodwill amortisation was 8.4 % (down from 11.7 % in the previous year).

Balance sheet of Bank Austria Creditanstalt

Bank Austria Creditanstalt's total assets continued to contract in 2002. Compared with the year-end 2001 figure (which reflects the "target structure" after transfers of regional operations between HVB and Bank Austria), total assets as at 31 December 2002 declined by € 11.6 bn or 7.3 % to € 148.0 bn. The main factors were:

The decline in total assets is due to consolidation in interbank business

- arrangements made by the bank and its customers to increase their cash and liquidity positions ahead of the introduction of euro notes and coins at the turn of 2001/2002 (statistical base period effect),
- a reduction of interbank business,
- to a lesser extent, economic trends such as weak credit demand, maturing export finance transactions ...,
- active management of the loan portfolio,
- and on the liabilities side, a weak development of deposits, not least as a result of the continued trend towards disintermediation.

In 2002, the Austrian banking sector as a whole experienced a decrease in total assets. A reduction of interbank business (with large sectoral differences) was the main factor in this connection.

Assets

Cash and balances with central banks fell by almost one-half (46.8 %) to € 1.8 bn as holdings of liquidity returned to their normal levels following the introduction of euro notes and coins.

Loans and advances to, and placements with, banks contracted by a substantial € 13.0 bn or 30.6 % to € 29.6 bn, a decrease even exceeding that in total assets. This may be explained by the decrease in transactions having a maturity of less than one year. Bank Austria Creditanstalt's explicit business policy is to minimise interbank business, which is closely connected with Treasury operations, with due regard to risk and cost aspects. More precisely, the aim is to reduce capital required to be allocated to such business and the liquidity costs. This is done by conducting trading activities mainly via derivatives. In this connection, trading assets increased by € 5.2 bn or 38.0 % to € 19.0 bn, with most of this growth being accounted for by fixed-rate spot instruments as well as interest-rate and currency derivatives.

Structure of assets
as at 31 December 2002: € 148.0 bn

Increase/decrease in assets in 2002
Comparison of year-end 2002/2001 levels


in %
100
90
80
70
60
50
40
30
20
10
0
-10
20.0 %
51.6 %
12.8 %
12.1 %
5.9 %
-2.4 %
2002
+/- € m
-30.6 %
-2.8 %
+0.9 %
-15.0 %
+5.8 %
Total assets
- € 11,629 m
- 7.3 %
-7,000
-5,000
-3,000
-1,000
1,000
3,000
Loans and advances to, and placements with, banks
Loans and advances to customers
Trading assets
Investments
Cash, property and equipment, intangible assets, other assets
Loan loss provisions (deduction)

Loans and advances to customers – totalling € 76.4 bn and thus representing more than one-half of total assets – declined by € 2.2 bn or 2.8 %. The decline was limited to lendings to customers outside Bank Austria Creditanstalt's core markets of Austria and Central and Eastern Europe. Lending volume in the core markets by and large stagnated, rising by 0.2 % in both regions. Export loans, included in loans and advances to customers and in interbank loans, showed a weak trend reflecting the general economic environment. Demand for local-authority loans also dropped because of tight public-sector budgets, whereas mortgage loans increased noticeably and leasing business expanded at a somewhat slower pace.

Loans and advances to customers stagnate as new business slows down in weak economic environment, and because of portfolio adjustments

Loan loss provisions, shown as a separate deductible item below loans and advances to customers, totalled € 3.6 bn, an increase of € 197 m (5.8 %) resulting from the following factors: the net amount of additions to provisions recognised in the income statement was significantly lower than in the previous year; the amount of provisions used was lower; and exchange differences in 2002 were negative instead of positive as in the previous year. About one-quarter of total loan loss provisions relates to CEE lending business, with provisions in Austria accounting for most of the remaining amount. Almost all of the loan loss provisions (95 %) relate to loans and advances to customers.

Investments rose slightly, by € 0.2 bn or 0.9 % to € 18.0 bn. While a significant amount of held-to-maturity investments matured, holdings of available-for-sale investments increased, mainly because of the inclusion of equity interests in companies which are neither consolidated nor accounted for under the equity method and are intended for sale. Property and equipment is stated at € 1.2 bn, 10.0 % lower than in the previous year. The main factor contributing to the increase in intangible assets to a total of € 1.2 bn was the acquisition of additional shares in BPH PBK.

Other assets – most of which represent receivables not directly related to current banking business, and deferred tax assets – increased by € 0.1 bn to € 4.6 bn.

Liabilities and shareholders' equity

Amounts owed to banks contracted by € 7.3 bn or 15.1 % to € 41.0 bn. Within this item, money market deposits by banks fell sharply, by a disproportionate amount of € 11.5 bn or 35.3 %. Apart from the technical correction of extensive interbank business at the turn of the year and in the EUR/ATS dual-cash period in early 2002, efforts to conduct Treasury business with a view to reducing capital requirements were also reflected on the liabilities side. Trading liabilities, primarily related to derivative short positions in the trading and banking books, rose strongly, by € 3.4 bn or 47.5 %. Within other liabilities, which rose by 5.7 % to a total of € 4.7 bn, there was a significant increase in negative market values on derivatives used as hedging instruments.

Money market funding reduced, medium-term and long-term customer deposits at a stable level

Amounts owed to customers declined by € 3.4 bn or 5.7 % to € 56.6 bn. Within this item, savings deposits increased by € 1.1 bn or 6.6 %, an effect partly due to the consolidation of Splitska Banka. Savings deposits still account for over 30 % of total funds entrusted to Bank Austria Creditanstalt by customers. Sight deposits remained at a stable level, rising by 0.8 % to € 16.8 bn, while deposits with agreed maturity dates or periods of notice declined by € 4.6 bn or 17.3 % to € 22.2 bn. Almost all of this decrease related to maturities of below three months. At the end of 2002, liabilities evidenced by certificates amounted to € 20.0 bn. This item contracted by € 3.2 bn or 13.8 %, as foreign currency issues, in particular Treasury transactions such as commercial paper and CDs, declined while mortgage bonds and local-authority bonds increased by 5.1 %. Together with subordinated capital, which was down by 10.7 % to € 6.5 bn, primary funds –

Trend towards disintermediation also continues in a year of weak stock markets

i.e., non-bank customer resources – accounted for 56 % of the balance sheet total. The movement in primary funds, apart from the effects of proprietary and customer-driven Treasury business, shows that financial assets held by private households grew at an unusually low rate in 2002, and that a large proportion of this low growth was invested in the bond market and in managed fund products, bypassing banks' balance sheets.

Changes in the other items, which relate to the bank rather than to economic trends, were moderate in 2002: provisions rose by 7.3 % or € 239 m to a total of € 3.5 bn. The main factor for this increase was the newly created item "provisions for contingent liabilities" (in the previous year included in loan loss provisions shown on the assets side). Minority interests decreased by almost one-half, to € 650 m, as Bank Austria Creditanstalt acquired additional shares in BPH PBK.

As at 31 December 2002, shareholders' equity stood at € 4.6 bn. Most of the decrease of € 265 m or 5.4 % resulted from the consolidated net income, stated at € 309 m, less a dividend payment of € 116 m; from the change in the foreign currency translation reserve, which was negative (– € 229 m) in contrast to the previous year's figure; and from the deduction of shares in the controlling company (– € 161 m).

Capital resources of Bank Austria Creditanstalt

The assessment basis (banking book) pursuant to the Austrian Banking Act decreased by 6.7 % to € 67.2 bn in 2002, partly on account of trends in lending volume and partly because of exchange rate movements (primarily in the US dollar and in the Polish zloty). This lowered the level of capital resources required. Net capital resources declined by € 1.8 bn or 19.4 % to € 7.5 bn. The decrease in Tier 1 capital is due to consolidation effects. Subordinated capital is included in net capital resources to a lesser extent because of the percentage limit on its inclusion. In a year-on-year comparison, the Tier 1 capital ratio declined from 7.8 % to 6.8 %, and the total capital ratio was 11.2 %, down from 13.0 %.

Events after the balance sheet date

Between 1 January 2003 and 3 March 2003, no event occurred that would be of importance to users of Bank Austria Creditanstalt's financial statements in assessing the group of companies.

Structure of liabilities and shareholders' equity
as at 31 December 2002: € 148.0 bn


in %
100
90
80
70
60
50
40
30
20
10
0
27.7 %
38.2 %
13.5 %
7.1 %
5.5 %
7.9 %
2002

Increase/decrease in liabilities and shareholders' equity in 2002
Comparison of year-end 2002/2001 levels


+/– € m
–15.1 %
–5.7 %
–13.8 %
+47.5 %
+6.4 %
–11.9 %
Balance sheet total
– € 11,629 m
– 7.3 %
–7,000 –5,000 –3,000 –1,000 0 1,000 3,000
Amounts owed to banks
Amounts owed to customers
Liabilities evidenced by certificates
Trading liabilities
Other liabilities and provisions
Shareholders' equity,
subordinated capital, minority interests

Outlook for 2003

Hopes of a turnaround in global economic growth and developments on financial markets have in 2003 so far been dissipated by the international tensions worldwide. An easing of monetary policy can therefore support economic growth to only a very limited degree. Business sentiment indicators have dropped to such a low level that even an economic normalisation process would take up much of the year. The projected average annual growth rates are therefore moderate, quite apart from the extraordinary forecast risks. While the US economy will accelerate in the course of the year on account of a fiscal impetus, the most recent confidence indicators do not point to any self-supporting upturn. The euro economy is likely to have almost stagnated at the turn of the year. According to preliminary indicators, sluggish growth will continue in the first half of the year. The financial straits of the public sector, in particular, are highly procyclical. Together with the prevailing mood of uncertainty and a strong euro, this does not provide a sufficient basis for a tangible economic recovery in 2003.

Economic performance and forecasts

Real GDP, %	2001	2002	2003
US	0.3	2.4	2.1
Japan	−0.2	−0.3	0.4
Euro area	1.4	0.8	1.3
CEE 8 (EU 2004)	2.4	2.3	3.1
South-East Europe	4.7	4.5	4.2
Austria	**2001**	**2002**	**2003**
GDP growth	0.7	0.9	1.2
Private consumption	1.5	0.8	1.3
Investment in equipment	−2.9	−8.9	3.5
Investment in construction	−1.5	−0.7	2.3
Exports in a broader sense	7.4	1.4	5.7
Imports in a broader sense	5.9	−1.0	6.6
CEE countries	**2001**	**2002**	**2003**
Poland	1.0	1.2	2.8
Czech Republic	3.3	2.2	2.8
Hungary	3.8	3.3	3.6
Slovakia	3.3	3.8	3.0
Slovenia	2.9	3.0	3.4
Bulgaria	4.0	4.2	4.0
Croatia	4.1	5.0	4.0
Romania	5.3	4.9	4.3

These developments affecting the overall economy will also be unable to provide sufficient impetus for a countermovement at the world's stock markets. The turbulence experienced by equity markets in the last few years has however had a cleansing effect, and a number of excessive valuations ("bubbles") appear to have been corrected. While this may suggest a return to normal conditions, there is absolutely no indication that a new boom could be on its way. Further repeated interest rate cuts are unlikely now that interest rates have reached a historical low, even if there should still be some room for manoeuvre in the euro area.

In **Austria, the bank's core market,** economic growth will remain modest in 2003, despite initial signs of a recovery in domestic demand. However, contrary to Germany, there is more room for manoeuvre in Austria's budgetary policy, and the tax losses and excess expenditure resulting from the economic downturn do not have to be offset by restrictive measures. Combined with the relatively robust Eastern European economy, Austria – with a growth rate of 1.2 % – could grow a little more strongly than Germany (1 %), but will only reach its potential growth rate toward the middle of 2004. The economy will also remain too weak to reduce again the increase in unemployment seen this last winter. Employment levels will stagnate.

Banking business will pick up only very slowly in this environment in 2003. Demand for business loans is likely to recover again toward the end of the year. Personal loans remain popular despite the weak labour market. The long-term structural trends (retirement planning by retail customers and companies), coupled with low interest rates, bolster investments in funds and structured products.

In the area of retirement planning through pension funds, most fund holdings under-performed in the last two years on account of the poor performance of shares and low interest rates. It is still uncertain to what extent pension funds will be required, or will be in a position, to make additional payments in order to provide the mandatory long-term minimum return on investments. It is equally uncertain whether the statutory investment, performance and equity capital regulations will be modified.

The **markets of Central and Eastern Europe** are a bright spot in the otherwise relatively bleak environment mentioned above. Economic growth in the eight "new countries" which will join the EU in 2004 will amount to 3.1 % in the current year after 2.3%. This is due in large part to a recovery of Poland's economy (2.8 % after 1.2 %). The setting of a concrete EU accession date has banished any remaining doubts in the markets, and further improved the conditions for investment. In the pre-accession phase some countries still need to make improvements to their economic policy and the enforcement of legal provisions even if their regulative framework has for the most part been harmonised with the EU. The reduction of the budget deficit, in particular, will temporarily dampen the growth rate of certain countries. Furthermore, measures to bring the fiscal framework more in line with EU standards will in the short term cause inflation to rise slightly. The convergence and structural adjustment of the monetary sector is however continuing unabated. The region of South-East Europe (SEE) has achieved greater stability and security after the EU fixed 2007 as a preliminary accession date for Bulgaria and Romania. This achievement acts as an incentive for other countries in the region to implement reforms and accelerates the strengthening of ties with the EU within the framework of the stabilisation and association process. The economies of the SEE countries will grow between 4% and 5%.

Outlook for earnings

Following the successful conclusion of the integration process in Austria, and with its outstanding starting position in CEE, the Bank Austria Creditanstalt Group entered the year 2003 confidently and in even more robust condition, but without any illusions regarding profitability. Without being burdened by further restructurings, the Group can focus on customer business in both Austria, its mature market where it continues to give priority to raising efficiency and productivity, and in the CEE countries, Europe's only growth market.

However, in Austria the external impetus from business volume and margins will be negligible even if the economy picks up as the year progresses. 2002 has seen a gradual quarter-by-quarter deterioration in earnings on the liabilities side of retail business, so that the first task will be to catch up on the average recorded for the previous year. The net interest income generated in Austria will therefore be guided by the level achieved in the previous year. The bank will continue to pursue its risk-conscious lending policy. As in the previous year, active portfolio management will again be used to lower the net charge for losses on loans and advances. Net fee and commission income is likely to benefit from the release of pent-up investor demand and a renewed, strong desire to shift securities portfolios. An improvement in revenue from services should offset a decline in the area of foreign payment transactions. On the other hand, it will be difficult to maintain the results from trading activities, which, even in the last three years of a bear market, made a significant contribution toward overall results.

The newly consolidated acquisitions of the previous year alone will enable the banking subsidiaries in the CEE countries to make a higher contribution to Group profits. But this is in line with the underlying trend: earnings will improve especially with the recovery experienced by the Polish economy, which coincides with the conclusion of the integration process.

Overall, and pursuant to the planning process to date, we are assuming that the structural improvements of previous years in the Group's earning power will continue in 2003. The operating profit will probably be above the previous year's level, despite an unfavourable business environment: in Austria we expect a further improvement in overall performance, backed by a successful marketing campaign in the retail banking segment – an area, however, where cost-saving synergies will play an important role. In Central and Eastern Europe, on the other hand, developments will be characterised by an upturn in the banking sector, resulting in higher revenue. Despite our investments in this growth market, our plans do not foresee any significant increase in administrative expenses: the increase in this item is solely a result of the Group's recent acquisitions, but since expenses are growing at a disproportionately low rate, even a moderate percentage increase in revenue will result in stronger performance figures. In the final analysis, this amounts to an improvement in net income before taxes.

2003 will see further improvements in the quality of results: growth market and cost efficiency stabilise operating results in a difficult environment




What would the big successes be
without the little victories?

Private Customers and Professionals

Key figures – Private Customers and Professionals

€ m	2002	2001	Change in %
Net interest income	775	825	−6
Losses on loans and advances	−97	−89	10
Net fee and commission income	435	446	−2
Net trading result	0	2	−91
General administrative expenses	999	1,101	−9
Balance of other operating income/expenses	17	29	−40
Operating profit	132	113	17
Net income from investments	5	6	−17
Amortisation of goodwill	6	2	>100
Balance of other income/expenses	0	0	...
Net income before taxes	131	116	13
Share of Group total	26%	18%	
Risk-weighted assets (average)	11,401	11,122	3
Equity (average)	707	598	18
Share of Group total	15%	13%	
ROE before taxes	18.5%	19.4%	
Cost/income ratio	81.3%	84.5%	

The Private Customers and Professionals division, in a very difficult business environment, turned in an impressive performance in 2002, especially as operations focused on two projects for which the main burden rested on the retail banking segment: the changeover to the euro and the subsequent dual currency phase at the beginning of the year, and the final steps for the integration of Bank Austria and Creditanstalt, which culminated in the merger of the two banks that took place 10–12 August.

Net income before taxes generated by the Private Customers and Professionals division rose by 13% to € 131 m despite these difficult conditions. As capital allocated to the division rose slightly, this resulted in a return on equity (ROE) of 18.5% (19.4% in 2001). In a comparison of European banks this is a remarkable achievement.

The excellent results achieved by this business segment in 2002 in the face of two challenges – weak economic growth and internal reorganisation measures – underline the high level of commitment displayed by the division's employees. This also points to a further improvement in efficiency and the quality of products and services as a result of the "Bank zum Erfolg" project (integration of Bank Austria and Creditanstalt). The response of customers to the new brand name has been favourable, especially on account of employees' identification with the company. In the first year of "Bank Austria Creditanstalt" it was consequently possible to tap earnings potential and to realise cost synergies.

Business developments in 2002

The earnings of the Private Customers and Professionals division in 2002 were adversely affected by the *renewed slowdown in economic growth in the course* of the year, and especially by the impact of falling stock markets worldwide on consumer behaviour. The formation of monetary wealth by private households was unusually low in view of the slow growth in incomes and a declining savings ratio. Disappointed over the longer term at the slump in stock prices, investors shifted away from direct equity investments. Demand for securities investments and portfolio restructurings was depressed for much of the year. Private and commercial investors acted with great restraint.

The resulting losses in revenue for the bank were partly offset in the latter half of 2002, when Bank Austria Creditanstalt offered just the right solutions to counter the bear market with an adapted product range, a more efficient sales network and appropriate marketing initiatives.

In 2002, **net interest income** amounted to € 775 m, which is 6% below the level of the previous year. This is largely a result of developments in deposit-taking business. In the last few months of the year, margins – despite successful efforts to win new business – were adversely affected by interest rate developments. These could be passed on to the customer only to a limited extent, given the low levels to which interest rates had already fallen, in particular with regard to sight and time deposits.

Interest rates fall to levels which are difficult to pass on to customers

Lending business increasingly offset the declines in deposit-taking business. Developments in the area of financings, especially those offered by the bank for residential housing purposes, were favourable.

This was primarily the result of the bank's sales drive, and especially the promotion of mobile sales, which got off to a good start with this product.

The sharp drop in investor confidence on stock markets impacted revenue from commission business. **Net fee and commission income** nonetheless contracted by only 2.4 % over the previous year to € 435 m. While earnings from services fell short of expectations, especially in connection with the EU harmonisation measures relating to foreign payments, the sharpest declines took place in the area of securities-related trailer fee commissions. The bank counteracted this trend by successfully promoting its managed products in the course of 2002. Such products, and especially guarantee-related products, are ideal in times of investor uncertainty. The sales units, including BANK*PRIVAT*, which make serving the needs of top clients one of their priorities, succeeded in winning customers with the help of strategies which focus on risk diversification. This is no mean achievement in a time when investors are highly sceptical of stock markets. But strong growth was also again achieved towards the end of the year in the more classic investment product fields such as building society savings and the Securities Plan savings scheme.

General administrative expenses developed very favourably as a result of strict cost management, and helped to boost earnings in this business segment: at € 999 m this item declined by € 102 m or more than 9 % compared with the previous year. In view of the IT costs incurred in connection with the "Bank zum Erfolg" project, this is to be attributed to significant synergies which were already realised in the year in which the two banks were integrated. The reduction of staffing levels made an important contribution in this regard.

Relatively small decline in revenue more than offset by significant cost reductions: operating profit up by 17 %

Operating revenues, after deduction of the net charge for losses on loans and advances, fell by € 83 m or 7 %. The decline is not excessive compared with the domestic banking industry as a whole, and it was more than offset by the cost savings that were achieved. The operating profit increased by 17 % to € 132 m. The remaining items in the income statement largely balanced each other out, so that net income before taxes totalled € 131 m, up by 13 % on 2001.

Interest rate developments



Yields on Austrian government bonds
Remaining maturity of 10 years
Remaining maturity of 5 years
Remaining maturity of 2 years
Money market
EUR 3-month money
ECB key interest rate
in % p.a.
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
2001
2002

Bank Austria Creditanstalt gets off to a good start

12 August 2002 was an important date for the bank. This day marked both a precision landing and a new start: the integration of Bank Austria and Creditanstalt was finally concluded after several years' work. In the first few years after the acquisition of Creditanstalt, measures were already being taken for the establishment of a joint management and compatible infrastructure. The "Bank zum Erfolg" project was launched in mid-2001 in connection with the integration process: the two-brand strategy was discontinued and the final step for the integration of the two banks was planned down to the last detail. The actual "Bang", the transition from parallel technical operations to a single identity on one week-end, represented yet another major challenge – not just for the project management and IT teams, but above all for the customer service units in the respective branch offices. Particular attention was given to meeting the needs of customers who had until then settled their financial business in both banks.

"Bang" launches market and product drive

This changeover was used for a complete relaunch of products and services in line with the motto "the best of both worlds". Many of the improvements that had been carefully planned in the run-up to the "Bang" were strategically implemented as from this key date.

Following the successful completion of the integration process, Bank Austria Creditanstalt improved the quality of its products and services in three respects:

Branch network brings us closer to customers

The bank's customers now have access to a combined network of about 400 branch offices and they also benefit from a number of changes made by the bank over the past few years: the bank reorganised the branch network so as to more accurately meet the needs of customer target groups; competencies were bundled and the sales channels – from the branch offices to e-banking and mobile sales – were modernised and coordinated.

Products tailored to customers' needs

The harmonisation of products was accompanied by efforts to create a new catalogue of core products. The catalogue is consistent and easy to follow, and contains the products which are most suited for difficult market conditions. The range of products extends from standardised account services based on speed, efficiency and quality, to flexible loans, managed investment products and discretionary investment advisory services. The "Bang" has freed resources for innovations, which are subsequently integrated in the catalogue of products.

More time for customers through more efficient processes

The "Bank zum Erfolg" project resulted in a standardisation of internal procedures and in a restructuring of the division of responsibilities between customer services and back-office work and administration in line with industrial models. This was done with a view to reducing costs and especially to strengthen the resources available to meet customers' needs.

More effective sales operations

The sales structures established in the previous year further strengthened in 2002, which in turn improved the quality of customer services offered by the two banks which merged to form Bank Austria Creditanstalt. Our most important objectives were to increase efficiency and the speed of decision-making processes, and to bundle the available expertise for special target groups such as business customers, independent professionals and non-residents, as well as for investment advisory and other services.

Greater efficiency, faster decision-making processes and bundling of expertise

There are ten Regional Offices, of which four are responsible for Vienna and six for the other federal provinces of Austria. The new function of the "market-segment managers" proved to be particularly effective. There are now about eighty of these managers who fulfil two functions at one and the same time: besides being branch managers, they are also in charge of a group of branches within a specific region. This combination of market competence and being in step with business practice accelerates the decision-making process.

The strategy whereby Bank Austria and Creditanstalt operated as two separate companies was pursued within the branch office network until the two banks were fully integrated in August 2002. Customers were however gradually introduced to the concept of a single bank before the actual merger through parallel advertising campaigns (one advertisement launched by two companies; see "Corporate Communications").

The most important component was the attention given to familiarising employees with the IT systems and user interfaces, some of which were new, and with the harmonised catalogue of core products through extensive training programmes. In this connection an innovative learning platform called "BzE Lernwelt" which is based on web technology was successfully implemented. This was complemented by seminars and numerous computer-based training modules. Team-building measures were also used to integrate employees at an emotional level, especially where branch offices were merged. The focus on the customer remained a top priority during all project-related work.

Through successful consolidation to a European dimension

When the branch offices were merged, great care was taken to notify the affected customers of the forthcoming changes in good time. Efforts also focused on informing customers of the benefits of the new, single bank according to the motto "Preserving the best, and improving the rest".

The purpose of the sales strategy applied in the business customers and independent professionals segment is to bundle competence and expertise in the Business Customers/Independent Professionals Centres, which serve this target group throughout Austria. This bundling process commenced in 2002 and will be completed by the end of the first quarter of 2003. During the process, much attention was given to maintaining continuity in customer relations, and any changes that were necessary took into account the needs of the customer. The centres offer the entire range of customer products and services under one roof – with a view to meeting both the business and personal needs of customers.

Customer service centres for business customers and independent professionals

Multi-channel approach

During the New Economy boom and the accompanying Internet euphoria it was generally believed that it would only be a question of time until electronic sales channels (such as B2B or B2C) would replace the conventional distribution channels. In this regard, Bank Austria and Creditanstalt have always pursued a balanced sales channel mix.

Our multi-channel approach is therefore a strategy where alternative sales channels do not compete with branch offices, but rather perfectly complement these units. The basic idea behind this approach is that every customer should be able to choose the sales channel that best meets his particular needs. He is more likely to use alternative sales channels for routine business transactions, and will take advantage of personal advisory services to settle more complex issues.

Bank Austria Creditanstalt's mix of sales channels consists of the following modules:

- **Branch-based sales** will continue to play a key role in customer relations. The needs of customers can be met through personal advisory services in the branch offices and customer service centres. This is based on a proactive customer management approach, where the account manager contacts the customer and meets his needs in the required form and intensity. 2003 will see the development of new strategies; the equipment, business hours and standards of customer service will be adapted to the individual type of branch office.

- The bank's **mobile sales force** is a combination of mobile advisers employed by the bank and independent sales partners who focus on presenting the bank's financing services to potential customers. This sales channel was particularly successful on the market in 2002; cooperation between branch offices (which are assigned the business), the mobile sales force and sales partners is steadily improving. Innovative strategies, such as the Finance Centres of Bank Austria Creditanstalt Finanzservice, are increasingly being implemented in the area of mobile sales. The Finance Centres are one-stop shops which offer customers the full range of services which cover financing needs, investment and supplementary pension planning. They do not, however, settle any financial transactions themselves. Instead, they cooperate closely with the nearest Bank Austria Creditanstalt branch whose staff members are vested with the necessary discretionary powers, such as for the granting of loans. The cooperation partners of Bank Austria Creditanstalt Finanzservice are independent investment advisers, who are selected in accordance with strict quality criteria. Pursuant to a balanced sectoral mix, our sales partners at the Finance Centres can also cooperate with lawyers, notaries public, chartered accountants, estate agents, architects and consultant engineers under one roof.

  Seven centres have already been opened, and five more will be opened shortly. It is planned to increase the number of Finance Centres to between 40 and 50 by 2005, which will be sufficient to cover the whole of Austria.

- The Bank Austria Creditanstalt Group is now the undisputed market leader in **online banking** in Austria. In a comparison performed by the magazine

Trend towards a sales channel mix

Direct channels: direct customers

Multi-channel: customers use all sales channels

Traditional branch office customer base

Source: Booz, Allen & Hamilton


in %
100
80
60
40
20
0
5 %
85 %
10–20 %
10–20 %
Channels used today in % of customers
Projected utilisation rate

☆☆☆☆☆☆☆☆☆☆☆☆☆

Regensburg University
Ranked 8th
among 350 websites maintained by banks in Europe

E-Media
1st place
in a website ranking of Austrian banks

"E-Media", Bank Austria Creditanstalt was particularly honoured when it won first place as the Austrian bank with the best website. The bank is constantly improving its Internet banking services, and in this regard it is stepping up its efforts to personalise the way in which individual customers are addressed.

- **Telephone banking** is also increasingly being implemented by the bank's wholly-owned subsidiary Data Austria GmbH as an alternative sales channel. In 2002 our experience in this area showed which of the bank's products and services could be successfully offered to customers via the telephone. An important aspect of our sales approach is to coordinate the roles of the individual sales channels.

Marketing

In 2002, Bank Austria Creditanstalt's customer share remained constant at about 18 % despite the customer-related integration measures. The bank also successfully protected its market share in Vienna, where on average every second banking customer is a customer of Bank Austria Creditanstalt. Given the bank's outstanding market position with a customer share of well over 50 %, the market drive in Vienna is now focusing on promoting cross-selling business. The bank launched an initiative for Austrian regions outside Vienna in 2002 and completed the first stage of its objective, which is to increase business in its strategic target groups, i.e. the upmarket segment of private customers, and business customers and independent professionals.

Customer groups and marketing

Measures were in particular taken to protect market share in the segment represented by the new generation of customers. Bank Austria Creditanstalt maintains a very high share in this market segment, and the bank continued to focus its efforts on this segment in 2002. Bank Austria Creditanstalt's share in the "young people" segment, which is also characterised by a very pronounced regional East-West divide, is stable. In view of the bank's outstanding position and the image of "Mega Card", a product targeted at young people – now including young people previously served by Creditanstalt –, the outlook for strong growth is promising. The bank is making every effort to win more young people as customers, especially outside Vienna, and to keep young people in its customer base as they grow older.

Meeting the needs of students and young people and assigning them to other target groups as they grow older

Based on Bank Austria's and Creditanstalt's exceptionally high market share of **students**, Bank Austria Creditanstalt can pursue a distinct strategy for this target group, too. As in the past, an important part of the bank's retail banking strategy is to retain students as customers when they look for jobs after graduating from school or university, and also once they have started their careers in the professions.

In regard to the **professions** the bank endeavoured to transfer the acknowledged expertise of the two banks to Bank Austria Creditanstalt with a view to tapping the resulting potential by promoting cross-selling activities and translating this into business success. In this connection it will be very important to increase the account manager's ability to meet the diverse needs of the various profession types, partly through close cooperation with representatives from the respective professions. Business financing remains the most important component of services provided to business customers and professionals, with efforts focusing on meeting the needs of this customer group in terms of risk, return and products. Individual retirement planning and company pension planning are also important issues, with particular attention being paid to effectively supporting business customers in the implementation of "Abfertigung Neu", a change in the Austrian regulations governing severance payments. The bank is here supported by the expertise of VBV-Mitarbeitervorsorgekasse in which Bank Austria Creditanstalt has an equity interest.

In 2003 marketing efforts will concentrate on positioning the new customer service centres for **business customers** and **independent professionals**. Attention will also be paid to meeting the needs of **young entrepreneurs** and **people starting up companies** in order to expand the bank's share of younger customers in the business customer segment.

The professions, young entrepreneurs and people starting up companies

The optimisation of tools to **strengthen customer loyalty** is an important component of the bank's overall strategy. The merger of the two banks has resulted in a large variety of highly successful programmes, in particular Club Suxess, Club Bank Austria (with its popular ticketing service) and the new bonus points system. The main consideration in this regard is to increase customer satisfaction and loyalty. Besides using the bank's core products, customers benefit from value added through various programmes which strengthen their ties to the bank. In 2003, activities will focus on the optimisation and further innovative development of these programmes.

Instruments for increasing customer loyalty; value added through programmes complementing core products

Quality drive: *Following the integration of Bank Austria Creditanstalt, our attention will focus completely on the customer.*

This is reflected in our efforts to more effectively adapt the branch network to the customer segments and the needs of the respective regions.

Any feedback from the market enables us to monitor our progress.

We have also improved the conditions within the bank for greater speed and reliability, and we have concentrated the administrative and settlement-related activities in Service Centres. Cooperation with the centres is facilitated by service level agreements.

This strategy, which is based on the division of responsibilities, was enthusiastically implemented by all of the bank's employees, both those who serve customers and those who perform a support function or are active in the Sales Service Centres.

The professional handling of customer complaints represents a further important element of customer loyalty. For this reason, the status of the teams handling complaints and quality management was upgraded at the beginning of 2002. The uniform, measurable **quality criteria** that are applied to all regions throughout Austria, despite decentralised regional competencies and the division of responsibilities, ensure that the Private Customers and Professionals division operates as a homogeneous unit in Austria. Since August 2002 this has been supplemented by a "mystery shopping programme" which is implemented in all Austrian regions throughout the year. In this connection the high degree of acceptance by the sales units, who see this as an important management tool and not as a controlling instrument, is very gratifying. There are already initial signs that the bank is making good progress in raising quality standards.

Organisation/Back Office

2002 was characterised by substantial efforts to standardise settlement activities by transferring these from the branch offices to specialist settlement units. The prime objective was to enable branch offices to devote more time to sales operations.

Support functions

The feasibility of creating support functions was tested as a pilot project in one of the regions in Vienna. The tests were successful, and the project has been in its third phase since the beginning of 2003, involving the preparations for the rollout in Vienna, Lower Austria and Burgenland. Very positive feedback has been received from 42 branch offices with about 80 pilot employees: the additional time available to the branch offices for customer service and sales activities has helped to meet the targets, reflecting very favourably on the support function concept. Besides freeing resources for proactive customer management activities, support functions help to optimise processing time and to standardise processes and interfaces for the bank's operations in Austria.

Sales Service Centres

This project was completed in 2002, and the four Sales Service Centres have been fully operational in Vienna, Linz, Villach and Innsbruck since the beginning of 2003. They are responsible for the settlement of non-standardised loans in the Private Customers and Professionals division. The branch offices and customer service centres for business customers and independent professionals conclude the lending transactions and forward the relevant documentation to the Sales Service Centres, which then prepare the agreements for the loans and collateral, together with any other loan-related contracts or documentation. Activities relating to the technical settlement of the loan are transferred to the Sales Service Centres, which enables employees in the branch offices to devote more time to serving customers and to sales activities. This permitted the bank to launch its sales and customer drive at the beginning of 2003. The service level agreement concluded between the Sales Service Centres and the regions defines the relevant tasks, processes and interfaces together with the delimitations, and consequently determines the standards of quality.

Traditional banking operations and administrative tasks concentrated in regional Service Centres

Products

In the run-up to the merger resulting in the creation of Bank Austria Creditanstalt we focused on developing products which contain the best of the two predecessor banks and meet the needs of the customer and the respective target groups. These products were concentrated in a catalogue of core products, thereby providing the bank's customers and account managers with an overview of the bank's range of products. The catalogue of core products presents the products by customer groups and customer needs. The focus on these products was accompanied by a standardisation of the related settlement work by the back offices.

Catalogue of core products: "the best of both worlds"

Payments

Bank Austria Creditanstalt's market share of payment transaction accounts remained constant at 18 % in 2002. Developments in this segment were characterised by two major events: the successful changeover to the euro and the merger process which resulted in the creation of Bank Austria Creditanstalt.

More than 1.3 million personal accounts were converted from Austrian schilling to euro. The bank's self-service facilities, ATMs and indoor cash dispensers were ready at the turn of the year for the introduction of euro notes. A total of 5 million euros was withdrawn on the first day with 36,000 transactions from the ATMs and indoor cash dispensers of Bank Austria and Creditanstalt. On New Year's Day, thousands of customers visited the bank's head offices in Vienna, which were open from 12 noon onwards mainly for the purpose of settling euro-based transactions.

36,000 cash-based transactions on New Year's Day alone

The changeover to the euro also had an impact on the bank's overall business strategy, especially in regard to profitability. In mid-2002 the charges for ATM withdrawals within the EU region were harmonised. This means that the bank's customers, who were making withdrawals in Austria free of charge, are now also able to withdraw funds from an ATM in any other EU country without incurring foreign charges.

Changeover to the euro used to promote non-cash payments

The bank had already taken measures to promote non-cash payments through the media prior to the changeover to the euro to make it easier for customers to cope with this switch. The drive to encourage the use of non-cash and paperless payments was supported by Bank Austria Creditanstalt's new "ErfolgsKonto" account packages, which were available at Bank Austria since May and at Bank Austria Creditanstalt from August. All account packages offer standard services at an attractive flat fee, especially all services related to non-cash payments, i.e. BankCard, OnlineB@nking, TelefonB@nking, but also non-cash accounting entries. The high-end account packages also include credit cards, a VISA ClassicCard or the Bank Austria Creditanstalt Mastercard. The Club Suxess Account even includes the VISA Classic Card and Diners Club Card with insurance coverage.

The package is complemented by Club programmes and a bonus points system, which, as customer loyalty tools, serve to promote customer satisfaction. Over 80,000 customers are members of Club Suxess, and a further 110,000 customers use the ticketing service. Club Suxess was positioned as a champion product when it was introduced in 1997, and it has gained a substantial lead over its competitors. Club Suxess offers members numerous benefits for shopping, travel, sport, leisure activities, safety and finance.

Club programmes and bonus points system, and many improvements to the account packages

The ticketing service has been made available to a larger number of customers since the merger of the two banks in August, as two of the four new account packages include this service in their flat fee. Like the members of the traditional Club Bank Austria, they are offered tickets at reduced rates for about 4,000 events. About one-third of the bank's private customers, who were offered the improved account packages by way of mailings under the bank's account campaign, already enjoy the many benefits of the bank's new account packages.

24h B@nking/new media

More than three quarters of all Bank Austria Creditanstalt branches offer round-the-clock access to indoor cash dispensers, account statement printers, ATM card recharge facilities, transfer boxes, and in some cases customer Internet terminals.

The number of customers who take advantage of the new media to settle their banking transactions is growing year by year. By the end of 2002, the number of OnlineB@nking customers reached about 370,000, which is one-third more than in the previous year. The annual targets were easily surpassed. Bank Austria Creditanstalt is the clear market leader based on the number of OnlineB@nking users as a percentage of total customers. The number of accounts dedicated to online banking is growing by about 9,000 each month.

Monetary wealth formation of private households 2001/2002/2003



Change in %
Pension funds
Life insurance policies
Mutual funds
Equities
Bonds
Other deposits
Savings deposits
2003
2002
2001
10
5
0
5
10
15

Source:
Bank Austria Creditanstalt
Economics Department

An average 400,000 transfers are carried out online each month, and requests for account balance information are just as frequent. About 5,000 securities orders are processed via the Internet each month, the bank's WAP gateway is accessed approximately 4,000 times, while SMS was used about 15,000 times each month in 2002 to obtain information on an account.

Use of Internet banking services is above average among Bank Austria Creditanstalt customers

Besides new customers, the core potential for increasing the use of OnlineB@nking is found within those customers who are using the Internet but do not yet settle their banking transactions via the Internet. Young people and students, in particular, are open to the new media.

The integration of the two OnlineB@nking systems was very successful. The new website – according to the motto "the best of both worlds" – combines almost all the functions of the two old systems. In this way customers have ready access to a comprehensive information and transaction medium. The bank's securities business benefited from the integration of CA-DiscountBroker and Bank Austria Online Tr@der in the new platform. Since the end of 2002, customers who have issued a mandate for the bank's portfolio management services can monitor the bank's investment strategy and price developments online via "webportfolio" which is updated on a daily basis. The number of TelefonB@nking users grew parallel to the growth in accounts.

www.ba-ca.com

Credit cards

Bank Austria Creditanstalt maintained its position as leader in the field of credit cards in Austria. As at year-end 2002, Bank Austria Creditanstalt had issued about 401,000 VISA cards and about 70,100 Diners Club cards, the two cards most strongly promoted by the bank. The market share of VISA cards in Austria amounted to 43 %, and the market share of Diners Club cards to some 42 %.

Bank Austria Creditanstalt leads in credit card business with VISA and Diners Club

Private financings

The market grew by 6.6 %, the bank participated in this growth, with new business reaching a very high level through effective co-operation with the mobile sales force. The contribution by mobile sales operations to the growth of new business was particularly pronounced in the second half of the year. Profit targets were fully met. 2002 saw significant increases in consumer loans and financings for residential construction.

Upward trend in credit demand since autumn 2002

Our services cover all private financings – the financing of consumer goods via the overdraft limit, a personal loan, including motor vehicle leasing, or the financing of housing needs such as refurbishments, the purchase of an apartment, the acquisition of a piece of land or the construction of a single-family home.

Financings for building and residential living remained a focus of activities in 2002. The campaign "24 hour check" was launched by both banks in February. The advertising spots of both banks which accompanied the campaign had the strongest impact on viewers. This was followed in the early summer by a marketing drive which focused on "financings for residential housing with special benefits". Operations were refinanced by bonds issued by Bank Austria Creditanstalt Wohnbaubank AG, which enabled private customers to benefit from low-cost financings. In the autumn, the bank implemented its programme in the market with the core message "refurbish your home with special benefits".

Successful campaigns: "building and residential living", "24 hour check", "financings for residential housing with special benefits"

Savings/investments

Interest rate cuts in the wake of measures taken by the ECB led to a decline in the volume of savings deposits in the first half of the year, a trend which was however halted beginning in the third quarter. The situation stabilised largely as a result of

Classical savings books and new savings schemes in demand

the success of the savings cards, the "Erfolgssparbuch" with a one-time payment and the "Kapitalsparbuch".

On account of its resounding success, Bank Austria Creditanstalt AG continued to pursue the strategy of offering a promotional product for the duration of three months. By drawing on the skills of the Austrian artist Bruno Gironcoli in 2002, the bank, on World Savings Day, continued the successful series of savings books designed by an artist.

Demand for the **ErfolgsCard**, the bank's electronic savings cards, remained at a high level in 2002. The impressive increase of 45,000 ErfolgsCard accounts as of year-end 2002 represents a rise of 12.7%.

In 2002, the bank concluded approximately 76,000 new **contracts for building society savings schemes**. Business grew significantly towards the end of the year.

Securities

Renaissance of conservative securities products

The bank placed a volume of € 892 m (excluding Wohnbaubank AG) with thirty-eight **issues** (including private placements) in 2002. Mortgage bonds were again strongly positioned on the market as a particularly safe product.

Renewed strong demand for standardised investments with portfolio management components

Bank Austria Creditanstalt took into account the demand for safe investment forms by promoting its securities guarantee products. The bank also selected the themes of security and guarantee for its annual investment campaign. By offering the right product at the right time, Bank Austria Creditanstalt enhanced its reputation as an expert in the area of guarantee products and added many more customers to its customer base. The bank's products covered a broad range, from global equity index guarantee bonds with a short maturity and "Capital Invest Garantie Baskets" with a medium maturity, to investments with very long maturities such as the GlobalGarant fund-linked life insurance product. The concept of a fund policy with a double guarantee – combining a capital guarantee with a maximum price-linked guarantee – showed itself to be effective in times of turbulent stock markets, such as characterised 2002. GlobalGarant generated a volume of about € 77 m.

Retail activities continued to focus on the bank's **Securities Plan**, a securities-based savings scheme in the form of a book, which is unique in Austria. This supported the bank in the successful pursuit of its principal objective: to significantly expand its share of existing customers which own securities. The number of Securities Plans increased by almost 25% to over 168,000 in 2002.

The issues of **Wohnbaubank AG**, which qualify for preferential treatment in regard to capital yield tax, offer a solid investment for investors who show preference for traditional bond products. The bank remains market leader in this segment. Bank Austria Creditanstalt achieved a sales volume of € 430 m in 2002 (especially through its WohnbankPlan product).

In the year under review, CA Immobilien Anlagen AG implemented two capital increase programmes, each in the order of 10%. Both issues were placed in the market: the first in April with a volume of about € 31 m, and the second in July, with a volume of approximately € 35 m.

Insurance business

The bank established a new Internet-based insurance advisory programme together with CA-Versicherung and UNION Versicherung. A high proportion of earnings from insurance business was achieved with GobalGarant products and classic life insurance policies. A further focus of sales activities was the successful marketing of the "KontorahmenVersicherung" in connection with the overdraft limit and the sale of the new account packages.

Schoellerbank: a forward-looking bank with a long tradition

As of 1 February 2003 the bank changed its name from "SKWB Schoellerbank" to "Schoellerbank"; the name "Schoellerbank" has a high name recognition level in Austria. This solved the problem associated with customers' difficulty to remember the bank's previous name.

In mid-2001 the Bank Austria Creditanstalt Group acquired a 100% interest in Schoellerbank from HypoVereinsbank. Schoellerbank changed its business strategy as a result of this change in ownership. This in large part involved transferring its financing activities with corporate and real estate customers to Bank Austria Creditanstalt, the new parent company, to enable the bank to concentrate more on its core business: since then, Schoellerbank has been operating as an independent bank authorised to offer all types of banking services. The bank now focuses on its core competencies which lie in portfolio management, retirement planning and the provision of investment advisory services.

Schoellerbank: an independent bank offering all banking services, with portfolio management, retirement planning and investment advisory services as core competencies

Unlike other private banks, which are normally only available to a small group of exclusive clients, Schoellerbank serves a broader section of the general public. Its **target customers** are private investors with a minimum investment potential of € 70,000, and corporate customers and institutional investors with a minimum investment potential of € 1 m.

With its comprehensive range of services, the bank has the highest standards of quality, and it serves its clients at 15 locations throughout Austria – the province of Burgenland is overseen by the bank's Vienna office. Schoellerbank consequently serves a large group of demanding investors, and it addresses its clients through broad-based marketing campaigns and systematic PR work.

Since 2000, Schoellerbank has concentrated on developing its financial planning services. In this connection the bank focuses on the client's personal and financial circumstances. Demand continued to grow favourably in 2002, partly as a result of the scope and quality of these services, and partly because there are at present no comparable services for this broader customer segment. The first "Certified Financial Planner" certificates were awarded in Austria in mid-2002; three of the twelve persons to receive the certificate after successfully completing the programme were employees of Schoellerbank. The CFP certificate attests to an employee's outstanding level of expertise, holders of the CFP certificate are top-level private banking advisers.

Also successful in difficult market conditions with innovative ideas

With the introduction of advisory mandates the bank underlined its position as a leading, innovative private bank. The advisory mandate assures complete cost transparency. The client pays a flat fee based on the assets to be managed (degressive flat fees of a maximum € 15,000 that are not linked to transactions). With the introduction of such mandates Schoellerbank undertakes to continually monitor the performance of a client's portfolio and provide him with regular performance reports. The client is therefore not informed of developments on the money and capital markets, and of the measures taken in response to such developments, on a random basis or only from time to time. Such information is provided several times a year through a proactive approach taken by the bank. Advisory services are provided in accordance with Schoellerbank's effective investment strategy.

Schoellerbank once again came on the market with innovative capital guaranteed products: the "BörsenGarantie Plus Inflationsschutz" was a new product never before seen on the Austrian capital market: with their capital fully guaranteed, clients who purchased this issue were able to maintain the purchasing power of their capital through a minimum rate of return which corresponded to the annual inflation rate. Through their participation in a global equity index, such customers are also in a position to benefit from a recovery of the stock markets.

Portfolio management

The bank succeeded in increasing the number of portfolio management customers by 16.4 %, from 6,711 at the end of 2001 to 7,814 at year-end 2002. Through successful customer acquisition efforts, the volume of assets under management stabilised at around € 1.0 bn. Since it commenced operations, Schoellerbank's portfolio management has outperformed the benchmarks in regard to both bond and equity performance (equities: MSCI World Index, bonds: 75 % EFFAS Bond Index Euroland, 10 % EFFAS Bond Index USA, 15 % EFFAS Euro Moneymarket; performance figures certified by Deloitte & Touche).

Selective gains in market share in the portfolio management segment despite a bear market

Mutual funds and guarantee products

Schoellerbank's investment management company managed 33 mutual funds at year-end 2002 (19 publicly-traded funds and 14 funds for large investors/specialty funds). The fund volume managed by Schoellerbank Invest was close to the previous year's level despite the slump on international stock markets. Total fund volume contracted by 4.08 %, from € 1.95 bn at the beginning of the year to € 1.87 bn at the end of 2002. Overall, the funds developed in a satisfactory manner, given that some 30 % of total fund assets (including mixed funds) are invested in equities.

Total sales of Schoellerbank's guarantee products reached € 168 m in 2002, which is a very gratifying result. This is more than 34 % above the previous year's volume of € 125 m. The bank issued ten guarantee products in 2002, including a private placement for a local authority and a corporate customer. The other eight guarantee products were extremely popular with Austrian investors on account of the uncertainty dogging stock markets.

Number of customers and assets under management

At year-end 2002 Schoellerbank served 31,100 clients and managed 20,360 savings accounts. The assets under management for clients totalled € 4.93 bn.

Respectable results for 2002 business year

Overall, Schoellerbank achieved satisfactory results in 2002: the profit from ordinary activities was well above the € 22 m recorded in the previous year. The bear market and the resulting restraint shown by clients with regard to securities investments affected income from securities commissions, the most important source of revenue. The losses in income were offset by strict cost management, a significant reduction in the charge for losses on loans and advances, and very good results from the bank's Treasury business.

Schoellerbank operated with 440 employees (full-time equivalent) as at year-end 2002.

In accordance with the motto "investing is better than speculating" and pursuant to its main objective, Schoellerbank will continue to convince investors that a clearly-defined strategy and an exclusive focus on top quality investments are the basis for increasing wealth. Schoellerbank will continue to actively communicate these key components of its corporate philosophy to its clients and interested parties.

"Investing is better than speculating": a clear investment strategy with a focus on quality ensures long-term success

Asset Management

2002 was one of the most difficult years for investment management operations to date. In this very unfavourable environment, the Asset Management (ASM) segment held its own, both in terms of performance of its managed products and with regard to its results.

ASM represents the asset management competence of Bank Austria Creditanstalt and works closely with customer service units and securities investment advisers in the other business segments. The products made available by ASM range from publicly traded funds and funds for large investors via structured investment instruments all the way to discretionary asset management.

ASM essentially comprises the independent subsidiaries AMG, Capital Invest and BANK*PRIVAT*. Starting in the second quarter of 2002, the segment's responsibility and scope of reporting were expanded to include asset management business in CEE, which is coordinated by Capital Invest through local units and in cooperation with local banking subsidiaries. As Ringturm KAG was sold in May 2002, this company is no longer part of the group of consolidated companies and is no longer covered by this report. The ASM segment also includes specialised asset management subsidiaries based overseas. They make a strong contribution to those items in the income statement, e.g. the substantial trading result, which go beyond commission-based business typical of asset management operations.

In 2002, **net income before taxes** in the ASM segment grew by 3 % to € 35 m, with the ROE rising to 33.6 %, up from 32.6 % in the previous year. While the unfavourable operating environment mainly affected income from on-balance sheet business of offshore subsidiaries (net interest income, net trading result, and net income from investments), net fee and commission income reached € 26 m, matching the previous year's level (€ 27 m). The decline in operating revenues was more than offset by significant cost reductions in 2002: general administrative expenses were € 39 m, down by 28 % on the previous year.

All asset management subsidiaries exceeded expectations in 2002 and improved their net income before taxes compared with the previous year. When looking at the absolute figures on the income side, it should be noted that, on the basis of local practice in the sales sector, part of the commission income is earned or recorded in other business segments and that ASM provides extensive services for the securities business of the bank as a whole.

Key figures – Asset Management

€ m	2002	2001	Change in %
Net interest income	−5	7	...
Losses on loans and advances	0	0	...
Net fee and commission income	26	27	−7
Net trading result	61	66	−8
General administrative expenses	39	53	−28
Balance of other operating income/expenses	1	0	>100
Operating profit	45	47	−5
Net income from investments	−7	−13	−47
Amortisation of goodwill	3	0	...
Balance of other income/expenses	0	0	...
Net income before taxes	35	34	3
Share of Group total	7 %	5 %	
Risk-weighted assets (average)	1,686	1,936	−13
Equity (average)	105	105	0
Share of Group total	2 %	2 %	
ROE before taxes	33.6 %	32.6 %	
Cost/income ratio	46.5 %	53.3 %	

Assets under management	2002
Total (excl. BANK*PRIVAT*)	€ 17.0 bn
Capital Invest	€ 14.4 bn
CEE (for the first time)	€ 0.8 bn
AMG (without double counting)	€ 1.8 bn

At the end of 2002, **assets under management** in the ASM segment totalled € 17.0 bn (2001: € 18.7 bn). The 9 % decrease was caused by the sharp price decline in international stock markets, which had a direct impact especially on the performance of the passively managed index funds.

These figures clearly reflect the unfavourable global stock market environment in 2002. The bear market that started in spring 2000 continued to prevail throughout the year under review, against the background of lower-than-expected economic growth, revisions of profit forecasts by companies, irregularities in financial reporting, high volatility, and growing tensions in the Middle East. On 9 October 2002, stock markets reached their lowest levels in the year under review. This was followed by an interim recovery in the course of which the major indices partly recorded significant gains until the end of November (Dow Jones: +22.6 %, S&P 500: +20.9 %, EuroStoxx 50: +24.2 %). However, in the last few weeks of 2002, these gains were eliminated. Until the editorial close of this report, European stock markets in particular fell to new lows as the danger of war increased.

The uncertain outlook for investments and equity investors' great disappointment after three years of price declines led to increased demand for managed products in general, and for capital-guaranteed and structured products in particular. To meet this demand, ASM has been offering suitable products for quite some time. In the year under review, **net inflows** reached € 50.4 m. An analysis by quarter shows that significant declines in the months from March to June were followed by a turnaround in the third quarter (with growth of € 48.6 m, see chart on page 50). AMG, Capital Invest and BANK-*PRIVAT* made a significant contribution to this development by organising almost 700 informative events, which were attended by more than 15,000 opinion leaders, customers and employees. These events were essential in providing "reassurance through information".

In 2003, we will further strengthen our role in Austria as a leading provider of asset management products as well as systematically broadening and further developing our market position in CEE. ASM develops products suitable for the current market environment and will continue to pursue its clearly defined new issue policy. With a view to achieving the sales targets, ASM will even more closely cooperate with sales units and will provide even stronger support to front-end securities business.

www.capitalinvest.at

Investment performance at the end of the bull market and the bear market



in % p.a.
40
30
20
10
0
–10
–20
–30
–40
Average annual increase in value in the period
Beginning of 1996 to end of 1999
Beginning of 2000 to end of 2002
Beginning of 1996 to end of 2002
Gold
NASDAQ growth market
Blue chips Germany (DAX 30)
Blue chips euro area (DJ EuroStoxx 50)
Stocks USA (S&P 500)
Stocks CEE (MSCI)
Austria (ATX)
Revolv. euro 6-month deposit
Austrian government bonds 3–5 years (SSB)
BBB corporate bonds (worldwide, in euro)
Austrian government bonds 7–10 years (SSB)
CEE government bonds (in euro)
Gold
Stocks
Cash
Bonds

Asset Management GmbH (AMG)

Assets under AMG's management totalled € 1,840.5 m (a decrease of 13 % compared with € 2,120.9 m in 2001). These figures reflect the bear market in the past year, but they are also evidence of the continued sales success in the core business areas comprising funds of funds and structured products.

Product range of the ASM business segment of Bank Austria Creditanstalt

Managed products
- ▶ Investment funds
- – publicly traded funds – funds for large investors
- – mutual funds – funds of funds

- ▶ Investment programme
- ▶ Individual portfolio management

- ▶ Products for large investors
- – mutual funds – funds of funds

Structured products
- ▶ Capital guarantees

Advisory services
- ▶ "Best Advice – Best Selection" investment advisory services
- ▶ Portfolio Classic
- ▶ Fund advisory

- ▶ Foundations
- ▶ Family Office

Brokerage activities
- ▶ Brokerage for customers

The volume of **Master Fonds** was € 563 m (down by 8.9 % on the year-end 2001 level). Within this total figure, the regional funds of funds launched in September 2001 developed very favourably in their first full year. At the end of 2002, the volume of funds of funds (publicly traded funds and special funds of funds) managed by AMG amounted to € 795 m. All funds of funds managed by AMG outperformed their benchmarks in the period under review.

New issue activities in 2002 focused on meeting increased demand for capital-guaranteed products. The volume of new issues placed with private and institutional investors in the year under review totalled € 1,181.4 m. Of this total, Bank Austria Creditanstalt's issues accounted for € 749.2 m (structured products: € 126.5 m) and Bank Austria Creditanstalt Wohnbaubank bonds reached € 432.2 m.

The massive setbacks on stock markets led to stronger interest in products backed by a **capital guarantee** in the past few months. Issuers of such products guarantee that the full amount, or an agreed portion, of the capital invested will be repaid upon expiry of the investment period. In addition, these products enable customers to benefit from the performance of investments made with the speculative part of the capital-guarantee product.

At present, the most important types of such "structured products" are guaranteed bonds, capital-guaranteed funds and fund-linked life insurance products with a capital guarantee and a guarantee linked to the fund's high.

Information and reporting particularly important in difficult investment environment

Marketing activities focused on the need to provide sales units with information and research material to contribute to maintaining customers' confidence in difficult times. In addition, an Internet-based reporting tool, "webportfolio", was launched at the end of 2002 to enable asset management customers to monitor the value, structure and performance of their portfolios on an ongoing basis.

In 2002, AMG's operating income increased by 13 % on the previous year. The focus of its activities in 2003 will continue to be on funds of funds and on structured products.

Capital Invest

As at 31 December 2002, assets under management at Capital Invest totalled € 15.73 bn. Within this total, CEE accounted for € 818 m and "advice mandates" for € 546 m. The net amount for Austria was € 14.37 bn, which compares with € 15.27 bn in the previous year, a decline mainly reflecting the negative trend in stock markets. Although the situation in international capital markets was consistently difficult, Capital Invest recorded net inflows of € 13.04 m during the year under review.

Responding to the increased preference for security expressed by many investors, three new tranches of the successful Capital Invest Garantie Basket were issued in 2002. These were very well received, with a total volume of € 91 m being placed in the market.

Together with Bank Austria Creditanstalt, CI BetriebsService Mix, a mixed investment fund, was launched in spring 2002 for the specific "Betriebs-Service" target group.

Capital Invest Corporate Trend Invest and Capital Invest Global Convertible Bond are innovative bond funds targeted at corporate customers and institutional investors.

Capital Invest Russia Stock and Capital Invest Eastern Europe Bond are two new publicly traded funds focusing on Russia. These funds were offered for subscription in the fourth quarter of 2002, underlining Capital Invest's CEE competence. The concentration on the CEE competence was supported by various special events. A highlight was "Opportunities in the East", an expert forum organised by Capital Invest at which Michail Gorbachev was a guest speaker. Some 500 guests (customers, sales partners, journalists) spent an interesting and informative day in Vienna's Hofburg Palace. Investors had the opportunity to subscribe to another tranche of Capital Invest Garantie Basket in October and November.

Existing products were also very successful in the market. Capital Invest Austria Stock was the only Austrian equities fund to achieve a positive performance and even outperform the ATX index. This means that the fund managers have beaten the ATX index for thirteen years in succession. Since it was set up in 1990, Capital Invest Austria Stock has achieved a cumulative performance of +210 %; over the same period, the ATX index has fallen by 18 %.

☆☆☆☆☆☆☆☆☆☆☆☆☆

Standard & Poor's
13 funds with a ★★★★ rating

Bond funds managed by Capital Invest also held a position among the top group of comparable funds.

13 publicly traded funds managed by Capital Invest enjoy a four-star rating from Standard & Poor's. This is evidence of the long-term quality of Capital Invest funds.

Net inflows/outflows at Capital Invest and AMG

Purchases less sales, adjusted for double counting


€ m
200
150
100
50
0
-50
-100
-150
222
10
-52
-116
-75
-65
84
-42
6
-154
55
176
50
J
02
F
M
A
M
J
J
A
S
O
N
D
J
03

Capital Invest will probably issue two or three new tranches of CI GarantieBasket in 2003. There have recently been new developments surrounding state-supported private pension planning. Therefore Capital Invest is currently taking a close look at the pension investment fund (PIF) and/or a new product. Any additional new products, such as sectoral or theme funds, will be launched in response to market needs.

CEE countries

Asset management activities in CEE, newly included in ASM's report, reached a total volume of € 818 m at the end of 2002. This business is handled by local asset management units and in cooperation with local banking subsidiaries.

On account of differences in the legal environment in the various CEE countries, the momentum of business development varies. In some cases, the required regulatory framework is currently being established, so that activities in this area require a flexible approach.

However, we are convinced that the Central and East European markets, which are currently developing, offer large potential for business which we want to use in the near future. Many of these markets are still "emerging markets". Therefore it is important to prepare an appropriate strategy for this region in cooperation with local units.

Investment business in CEE countries characterised by distinct regional features

To position ourselves in these promising markets in good time, we are planning to significantly strengthen sales activities for existing and new mutual funds in 2003. More specifically, we intend to establish an investment management company in Romania, becoming the first foreign company to do so, and start selling mutual funds via Biochim in Bulgaria.

BANK*PRIVAT*

BANK*PRIVAT*, the private banking arm of Bank Austria Creditanstalt, looks back on a successful year. In 2002 it made important decisions in the areas of sales and marketing to set the course for the future. Despite the difficult environment, BANK*PRIVAT* increased the volume of customer assets under management by 15 % to € 3.8 bn.

In January 2002, regional private bankers became active in all **Austrian regions** to present BANK*PRIVAT*'s services to local top customers. The bank thus created the base for launching a major customer initiative in Bank Austria Creditanstalt's private banking activities in 2002/2003.

www.bankprivat.com



Expanding the BANK*PRIVAT* **Family Office** was one of the main objectives of the bank's activities in 2002. A publication dealing with the Austrian Private Foundations Act ("Privatstiftungsgesetz") was added to the "Family Office library", thereby further enhancing BANK*PRIVAT*'s position as one of the major specialists in the area of private foundations under Austrian law.

In the period under review, BANK*PRIVAT* carried out two projects to enhance its presence in the market. The new **BANK*PRIVAT* website** met with a very high degree of acceptance. As part of a relaunch, the bank redesigned the site and added new content. Moreover, since April 2002, BANK*PRIVAT* has offered its top customers PRIVATMAGAZIN, a high-quality customer magazine published three to four times a year. Each issue of this publication deals with a specific topic focusing on comprehensive investment advisory services which go beyond financial transactions.

In the second half of 2002, BANK*PRIVAT* continued a series of successful events that have been organised for its customers under the name of "BANK*PRIVAT*-Investmentforum". Customers' interest in presentations by prominent representatives of banks and partner institutions was even greater than in the previous year. Moreover, BANK*PRIVAT* again offered events in the areas of art and culture as well as golf tournaments for its customers.








CEO
What would the big successes be
without the little victories?

Corporate Customers

Key figures – Corporate Customers

€ m	2002	2001	Change in %
Net interest income	629	698	−10
Losses on loans and advances	−292	−444	−34
Net fee and commission income	265	279	−5
Net trading result	3	1	>100
General administrative expenses	435	490	−11
Balance of other operating income/expenses	8	14	−39
Operating profit	178	58	>100
Net income from investments	33	4	>100
Amortisation of goodwill	−4	−1	...
Balance of other income/expenses	0	−2	...
Net income before taxes	207	59	>100
Share of Group total	41 %	9%	
Risk-weighted assets (average)	27,546	28,581	−4
Equity (average)	1,708	1,503	14
Share of Group total	36%	32%	
ROE before taxes	12.1 %	3.9%	
Cost/income ratio	48.0%	49.4%	

The operating environment for business with corporate customers in 2002 was characterised by three factors: first, demand for banking products and services reflected the weak economic trend which affected on-balance sheet business and transaction-related services, from payment transactions to securities business. Second, continued pressure on margins aggravated this development. Primarily in the area of short-term deposits, banks were able to pass on interest rate reductions to the market only in some instances. Third, insolvencies in Austria continued to increase, and are still increasing, particularly among small and medium-sized companies.

In this economic environment, **operating revenues** declined in 2002, by just under 9 % or € 87 m, although efforts to win new customers during the year were successful. However, a number of internal measures and significant cost reductions enabled the Corporate Customers segment to achieve sustainable productivity growth and very good results. **Net income before taxes** reached € 207 m, an increase of € 148 m on the previous year and the best performance since segment reporting in accordance with IAS was introduced four years ago.

In 2002, **net interest income after losses on loans and advances** rose by almost one-third (up by € 83 m) to € 337 m, mainly because the bank was not faced with further major insolvencies during the year, which in turn reduced the net charge for losses on loans and advances.

Weak economy and trend in margins offset by cost reduction and lower net charge for losses on loans and advances

Net interest income declined by 10 %. This was largely due to developments on the deposit side, with lower income in the area of sight deposits and short-term deposits. As volume growth on the liabilities side showed a relatively favourable trend, the decline reflects the market-related narrowing of margins. This was only partly offset on the financing side through successful efforts to win new business in the investment and export finance sector and in guarantees business. Net interest income also reflected the fact that Bank Austria Creditanstalt was able to separate lending volume on its own books from the financing of its corporate customers – an effect caused by stronger demand for corporate finance products as companies increasingly turn to capital market products to meet their financing needs, and by credit portfolio management activities.

The **net charge for losses on loans and advances** in 2002 was € 292 m, down by € 152 m on the previous year. This means that credit risk costs – a factor inherent in the bank's business – absorbed 46 % of net interest income. Therefore the bank will continue its efforts to further reduce expected risk, in cooperation with borrowers and ultimately in their own interest.

Net charge for losses on loans and advances absorbed almost half of net interest income in 2002

Net fee and commission income declined by 5 % to € 265 m in 2002. Within the service-related fees, this development was due to lower income from domestic and international payments, one of the reasons being the implementation as at 1 July 2003 of the EU directive on cross-border payments among member states of the European Union, and – to a lesser extent – to securities business. Commercial commissions held up well thanks to income from treasury business with customers, including interest rate and currency management.

A significant, long-term success in 2002 was the reduction of € 56 m or 11 % **in general administrative expenses**. In view of considerable non-staff expenses in connection with the "Bank zum Erfolg" project and investments in Internet banking, this cost reduction reflects synergies resulting from the use of human resources as well as stringent cost management.

This was an important factor enabling the business segment to increase its **operating profit** from € 58 m in 2001 to € 178 m in 2002. Net income from investments reflects, among other things, proceeds from the sale of shares in Oesterreichische Kontrollbank. This sale was prompted by considerations regarding competition policy. **Net income before taxes** was € 207 m. This gives a **return on equity** (ROE) before taxes of **12.1 %** after 3.9 % in the previous year. The cost/income ratio was reduced by 1 1/2 percentage points to 48 % in 2002.

Highlights in 2002

The final stage of the merger to form Bank Austria Creditanstalt was a challenge in the Corporate Customers segment, too. Strong efforts were made to convince customers that the new bank would be an even more efficient partner for them. The legal merger was preceded by thorough preparations at the IT and organisational levels, including the Corporate Customers segment; almost 700 employees were active throughout the bank in this connection. Comprehensive training for 1,600 employees ensured that our customers could benefit from the IT systems integration from the very beginning. Efforts also concentrated on drawing up a list of Group products, streamlining the product range, synchronising processes and communicating the resulting changes to our customers.

"Bank zum Erfolg": mainly internal changes within the Corporate Customers division

Under the motto of "Solo for Two", the new bank was presented to more than 1,500 top corporate customers in Upper Austria, Carinthia, Salzburg, Vorarlberg, Tyrol and Styria. At the first official appearance of the new bank, we familiarised customers with the new Bank Austria Creditanstalt brand name, which combines two well-established names in a single logo. Following completion of the conversion process, our bank now operates with a new corporate identity on a new joint IT platform. Thanks to the commitment of all employees we completed one of the largest IT projects in Austria in record time.

"Solo for Two": presentation of the new brand to top corporate customers

Despite the unfavourable economic environment in 2002 we succeeded in stabilising our high market share in corporate customer business and winning new customers within our target groups. We will continue to accompany our corporate customers on their way to success as a partner even in times of economic difficulty.

The introduction of euro notes and coins at the beginning of 2002 was a milestone for Europe and a major logistical challenge to the European banking sector, a task accomplished in Austria in an exemplary manner. Bank Austria and Creditanstalt made a substantial contribution towards enabling companies to meet their requirements of euro notes and coins both in good time and safely.

Changeover to the euro: Bank Austria Creditanstalt supports conversion to euro notes and coins also in the corporate sector

Many of our corporate customers, and some of our branches, were hard hit by the massive flood in Austria, Germany and large parts of Central and Eastern Europe in 2002. Our objective was to make the necessary finance available, quickly and in an unbureaucratic manner, to those affected. A few days after the flood we offered our business and municipal customers a respite for repayment and support in using national or regional grants and special-purpose lending programmes – for example, in cooperation with the European Investment Bank and Kreditanstalt für Wiederaufbau.

Unbureaucratic help after massive flood; cooperation with EIB and KfW

Marketing in 2002

70% of all medium-sized companies in Austria with an annual turnover between € 7 m and € 40 m are customers of Bank Austria Creditanstalt. Among large corporates with an annual turnover of more than € 40 m, the relevant figure is over 80%. Bank Austria Creditanstalt is the principal bank for 75% of our Austrian corporate customers, and 60% of them use the bank as their main bank of account.

Proximity to customers: Bank Austria Creditanstalt as main bank of account for the Austrian business sector

With our Integrated Corporate Finance (ICF) approach, we want to increase the use of alternative and structured financing methods by our customers. "RatingBeratung", an advisory service by which customers are acquainted with the bank's internal rating process, is a central part of ICF. The rating advisory service is targeted at large corporates and growth-oriented small and medium-sized companies. The bank uses internal credit ratings to explain the rating criteria to customers. Together with the customer, the bank tries to find ways to improve the customer's rating – for example, through alternative financing methods over and beyond classic loan financing. "RatingBeratung" is a long-term service process aimed at strengthening the company's financial position in the medium term.

Integrated Corporate Finance combines classic and alternative financing methods

Bank Austria Creditanstalt has thus become the first major Austrian bank to make its rating procedure transparent to companies and banks. Our objective is to accompany a business throughout its entire "life cycle".

Customer structure in corporate banking



Volume at the end of 2002, € bn
Major corporates
Medium-sized companies
Small businesses
International corporates
Housing construction
Municipalities/public sector
Insurance
(including social security)
Other
0
3
6
9
12
15
Financing
Investments

As the borders between the Austrian loan market and international capital markets are becoming blurred, we now offer products which were previously used only by large companies to a wider range of customers. Medium-sized companies already show increasing demand for such products, e.g. mezzanine loans, syndications, and interest-rate and exchange-rate risk management. In 2003, we want to enhance this product expertise through extensive cooperation between highly specialised product departments and well-trained account managers, as well as offering such expertise to small and medium-sized enterprises (SMEs), a customer group that is important to the bank.

ICF: alternative models for SMEs and large corporates

Another focus of the bank's activities is on our "RatingBeratung" service to help small and medium-sized companies in managing their credit rating. Our internal rating system is in line with current international requirements and it is of growing significance in view of risk-adjusted employment of capital and the future new capital adequacy framework ("Basel 2"). In its rating advisory service, Bank Austria Creditanstalt works together with companies, on the basis of mutual confidence, to make the relevant criteria transparent, apply them in practice and suggest ways to improve the customer's credit rating. Innovative products are used to translate these suggestions into practice after the advisory process.

SMEs are the backbone of Austria's economy

In 2002, we launched a new innovative distribution channel adding value for our customers: BusinessNet, the secure Internet platform for communication between the bank and its customers, makes it possible to process standardised transactions in a convenient, secure and quick manner, independent of time and location and without the need for any software installation. In the interest of mutually profitable business relations, this approach speeds up transaction processing and helps customers and account managers of Bank Austria Creditanstalt to focus their time on finding individualised solutions that meet customers' specific needs.

BusinessNet: quick processing of standardised transactions via the Internet

The main reasons that have led to a review of the capital adequacy framework ("Basel 2") are the pressure on banks to operate profitably, and the transparency of the pricing process, which excludes cross-subsidisation of lending business by other business operations and cross-subsidisation of bad borrowers by good borrowers. A further consideration is the general deterioration in risk trends, which is particularly pronounced in specific sectors of the economy. Bank Austria Creditanstalt has responded to this development at several levels: externally, with a risk-oriented lending policy; internally, through improved credit risk management; additionally, through active management of the bank's existing loan portfolio, independent of customer relationships.

Risk-adjusted pricing

The business sector in Austria is facing many changes in the current year and in the years to come: preparations for "Basel 2", new requirements in the area of accounting; and, above all, accession of the first CEE countries to the European Union. The latter process has been under way for many years, and Austrian companies have been at the forefront of these developments. Nevertheless, this process will further intensify competition, and in this context Austria's companies find themselves at the heart of a networked Europe. Bank Austria Creditanstalt is convinced that with innovative products and transactions, competent advice and our extensive CEE network, we can help our customers in the Austrian home market and also in CEE in 2003 to prepare for the new enlarged European market in the best possible way.

In 2002, based on detailed portfolio analysis and control, we worked to find a way of charging risk costs that are more in line with the causative principle. We took a more restrictive approach to overdrafts, and unsecured portions of exposures were handled in a more selective manner. Moreover, the bank took measures to reduce risk, which focused on the lower rating classes. Margins on high-risk transactions were widened. At the same time we further enhanced the quality of customer service in lending business, e.g. by accelerating **loan processing procedures** and devoting more attention to explaining the mechanics of, and the opportunities for, **credit management.**

Risk-oriented lending policy supported by faster processes and credit management

Our internal rating and analysis instruments, the organisational set-up and work flows were further refined in 2002 (see Risk Report, page 169). The forthcoming implementation of "Basel 2" rules will require heavy investment in this area in 2003.

Towards the end of 2002, we carried out the first **securitisation transaction,** placing it in the capital market under the name of PROMISE Austria-2002 Plc. In line with the HVB Group's liquidity and balance sheet management policy, this transaction reduced the bank's risk capital while also lowering the regulatory capital requirement through risk transfer to the capital market. With this transaction, credit risk associated with 2,300 loans to corporate customers of Bank Austria Creditanstalt with a total volume of € 1 bn was securitised and placed in the form of bonds with the assistance of Kreditanstalt für Wiederaufbau (KfW). This form of risk transfer was carried out exclusively for the purpose of optimising capital resources. It has no influence on the relationships between our customers and Bank Austria Creditanstalt. As KfW has provided a guarantee, the loans no longer involve credit risk for Bank Austria Creditanstalt. Therefore no capital needs to be held against these loans. In this way we improved the risk structure in corporate banking business and freed capital resources which we can now use for new business.

Securitisation of loans – independent of customer relationships – frees capital resources

Risk premium and portfolio distribution by rating class



Risk premium
Distribution of Bank Austria Creditanstalt's total exposure by risk class
in %
14 %
12 %
10 %
8 %
6 %
4 %
2 %
0 %
2,584
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1+ 1 1– 2+ 2 2– 3+ 3 3– 4 4– 5 5– 6 6– 7 8
Good creditworthiness
Rating scale
Low creditworthiness

Domestic corporate customers

"Business succession initiative"

In spring 2002, we organised a number of events – together with renowned partners such as the Austrian Economic Chamber, "Kreditschutzverband von 1870", PriceWaterhouseCoopers and Management Zentrum St. Gallen – to provide information on the subject of "business succession". During these informative meetings we discussed major topics, ranging from a company's financial position to legal questions and tax issues, with business owners planning to transfer their business to successors and with potential successors.

Cross-border business
Export initiative

One of the main objectives in 2002 was to underline our competence as **the** partner for cross-border business. We launched an export initiative with a view to doubling, over the next five years, the number of our customers who are active in the export sector (this means winning 7,500 new export customers). According to a recent study carried out among Austrian export-oriented companies, the most promising markets are EU countries and CEE.

New rules for severance payment schemes

Providing information on severance payment schemes and offering solutions to companies on the basis of the relevant new Austrian law was a point of emphasis in our marketing activities. With "Abfertigung Neu" and VBV-Mitarbeitervorsorgekasse AG, the management company of Bank Austria Creditanstalt for severance payment contributions and disbursements, we took a decisive step toward introducing modern standards in this area. The new rules will benefit both business owners and all employees whose contracts were concluded on or after 1 January 2003. For employees whose employment contracts commenced before that date, individual arrangements may be made for transfer to the new system.

Domestic sales

Immediately after the legal requirements were met, we started the organisational integration, and in some cases also the integration of Bank Austria's and Creditanstalt's sales units in terms of location. In this connection we paid special attention to creating efficient units by reaching the "critical mass" in each case, and to reducing the number of locations with due regard to costs. **Regional product specialists** were successfully active in the areas of foreign-trade services, investments and treasury business. Since 2001 they have created long-term value through innovative products and services for the benefit of our customers and of the bank. There is considerable growth potential for these activities.

A **relationship management tool** was used throughout Austria to carry out regional analyses of the future relationship between corporate customers and the bank. On the basis of experience gained in this process, primarily from direct customer feedback, the bank steadily improves its customer service approach. The objective of these analyses is to identify future business potential and, above all, to ensure that relations between the customer and the bank are maintained on a partnership basis for mutual benefit.

Operationalising objectives with the balanced scorecard

The introduction of the **balanced scorecard** for sales activities in Bank Austria Creditanstalt's corporate customer business has proved to be very useful for Austria-wide and regional strategic control. Initial measures in this connection were successfully completed in 2002. This made it possible in late autumn to adapt objectives and measures with regard to the following four dimensions: finance, customers, processes, and employees.

Business inquiry office

There was again strong demand for status reports and especially for our "Letters of Reference" product in 2002. Confirmations of our customers' creditworthiness were required mainly in connection with domestic and international tenders. To meet this demand, the bank made appropriate preparations in terms of technology, office space and processing capacity: "Letters of Reference" and status reports are requested electronically, which saves time.

BusinessNet, e-banking and cash management

Bank Austria Creditanstalt's strong position in e-business, electronic banking and financial management continued to be ensured by our e-business experts in 2002. To support sales teams, these experts provided advice to employees at branch offices during more than 6,000 meetings. They made available electronic products and services for financial management in the areas of financial planning, cash management and payment solutions. 7,000 visits are planned for 2003.

Bank Austria Creditanstalt became the first bank in Austria to use the Internet as another full-scale sales channel in its business with corporate customers. **BusinessNet**, the new platform for corporate customers, was presented at the end of November and has been available to customers since 2 December 2002. The new Internet portal was immediately integrated in the product range. Training was provided not only to e-business experts, who are available in all Austrian regions, but also to more than 1,100 employees at branch offices and to account managers.

https://businessnet.ba-ca.com



BusinessNet is a business and communication platform that is easy to use and enables customers and account managers to securely exchange data, documents and information. Our customers set up a "virtual office" together with their account managers and product specialists. This virtual office bundles services that were previously PC-based and various services newly offered electronically and makes the the complete range of services available via the Internet. This eliminates the need for customers to obtain and install the most recent software updates. Comprehensive service, contact and documentation tools, all major banking functions and additional information services including the Austrian Register of Companies and the Austrian Land Register can be used via the high-security channel of Bank Austria Creditanstalt's servers. Top-level security is also ensured for the exchange of documents. Security, independence of location, top advisory quality and a convenient interface are the main features of this new service.

The trend towards service packages comprising a complete range of functions, from payment transaction processing all the way to structured liquidity planning, continued in 2002. In the electronic banking sector, Bank Austria Creditanstalt further expanded its market position with three complementary software products: BusinessLine, the basis for efficient payment settlement, both for local and international customers; BusinessCash, a liquidity management product; and BusinessPlanner, a financial planning instrument.

BusinessLine, BusinessCash and BusinessPlanner: ideal software solutions for companies

With **BusinessPlanner**, Bank Austria Creditanstalt is the only provider of financial services in Austria to make available to its customers a fully-integrated budgeting and financial planning software. The full integration of income statement projections, balance sheet projections and financial planning is a basic requirement especially in view of "Basel 2" and the credit management of banks. In addition to the BusinessPlanner standard software (developed by Bank Austria Creditanstalt itself), there is a growing demand for advisory services to support the planning and control process. The first Internet version of BusinessPlanner was completed in the second half of 2002 and is now available within the framework of BusinessNet.

In the area of direct file transfer between the customer's financial administration system and the bank, we offer **CONNECT:Enterprise**, a purely browser-based service for data transmission. This service ensures end-to-end data exchange. **POP Partner Online Paying**, Bank Austria Creditanstalt's Internet payment solution, has been offered with a multi-bank feature since November 2002. POP has been extended to include "eps", the Austrian e-payment standard. This is a standardised interface between partners' e-shops and the online payment systems of banks participating in "eps".

New developments and service enhancements: CONNECT:Enterprise and POP

Infrastructure and Public Sector

The volume of new financings for public-law entities (including the Municipality of Vienna and religious communities) more than tripled compared with 2001:

Volume tripled despite maturing loans to the Republic of Austria

With new business of about € 900 m (up from € 260 m in 2001), the bank maintained the volume of loans to the public sector (excluding Austrian government bonds held in the bank's portfolio) at a level significantly above € 7 bn, even though an above-average amount of loans to the Republic of Austria matured in the year under review. Large-volume financings for capital cities of Austrian regions and for regional governments made a major contribution to this success. More than € 600 m was placed in the regions of Vienna, Styria, Upper Austria and Carinthia.

In 2002 our continued intensive efforts to serve churches and institutions close to churches led to good business volume growth. In the hospital and health-care sector, for example, we carried out a major transaction for **Haus der Barmherzigkeit** in Vienna to meet the specific needs of this institution.

More than 150 loans to Austrian municipalities with a total volume of about € 240 m contributed to the highly satisfactory development of business. Although small-volume business in the municipal sector continued to concentrate on traditional forms of lending, in the past year we saw a growing trend towards alternative, tailor-made financing solutions, which more and more frequently include treasury products. There was also a growing interest in innovative types of investment and in payment services.

Alternative financial solutions complement traditional loans also in the municipal sector

BA-CA Private Equity

Alternative financing instruments such as participation capital and mezzanine capital increasingly complement the classic range of financing instruments (such as investment loans). Bank Austria Creditanstalt's Private Equity/Mezzanine Funds are primarily used for investment projects involving expansion, acquisition, buyouts or pre-IPOs of established medium-sized businesses and of young innovative companies.

BA-CA Private Equity GmbH continued to successfully expand the private equity/mezzanine business in 2002. Another private equity fund with a volume of € 50 m was established under the name of EK Mittelstandsfinanzierungs AG to make available equity capital to medium-sized companies.

Growth capital for medium-sized Austrian companies

Mezzanin Finanzierungs AG, Austria's first bank specialising in this sector, commenced operations in mid-2002 and will provide risk capital in the form of subordinated loans to high-growth medium-sized companies (fund volume: € 100 m). The structured refinancing of this fund comprises equity (30 %) and debt (70 %); one-half of the debt is in the form of a bank loan guaranteed by the European Investment Fund, and the remaining amount is raised via a bond issue.

As the general partner of private equity and mezzanine funds, Bank Austria Creditanstalt makes fund capital totalling € 195 m available to Austrian companies. Shares in the various fund companies are offered for subscription to institutional investors by Bank Austria Creditanstalt via BA-CA Private Equity. In 2002, the funds made 11 investments totalling more than € 20 m.

International Corporates

Multinationals

The Austrian/Central and Eastern European Desks (A/CEE Desks) which we established in Vienna and in international markets in the previous year met with a very good response in 2002 as centres of competence for Austria and Central and Eastern Europe. The **A/CEE Desks** provide international companies with support for their activities in Austria and Central and Eastern Europe by supplying information, providing business referral services and, where necessary, helping to solve problems. At the same time, they are available as customer service centres for Austrian and CEE companies in Western Europe and overseas.

A/CEE Desks: centres of competence for A+CEE

In line with the concept of long-term and sustainable relationship management, we further enhanced our customers' awareness of the extensive network of Bank Austria Creditanstalt and the HVB Group and helped customers to use the advantages of this network – thus creating value for customers and for ourselves as their banking partner.

As part of this "cross-border cooperation for success" we deepened and expanded business relationships with many customers. For example, Bank Austria Creditanstalt, together with Bank Austria Creditanstalt Leasing, concluded a CEE cooperation agreement with **BMW Financial Services**. Cooperation comprises sales financing for new and used cars, leasing and dealer financing. In this way the Bank Austria Creditanstalt Group provides finance on a loan and leasing basis for private buyers and for corporate customers and the BMW Group's authorised dealers.

Preparations were made for international cooperation with the German **Phoenix Group**, a leading European wholesaler of pharmaceutical products: in view of the Phoenix Group's health policy mission, we agreed on a jointly developed programme for working capital optimisation based on economic criteria.

For the French **Compagnie de Saint Gobain Group** – one of the world's top 100 industrial groups and market leader in its three core businesses of glass, high-performance minerals and construction materials – an innovative cross-border cash pooling arrangement was developed and implemented with the Bank Austria Creditanstalt Group in Hungary, and recently also in Slovakia, for the purpose of optimising liquidity management for the French group of companies.

In 2002, we assisted both **Austrian and multinational corporates** in our core market in a targeted and efficient manner. We also assisted **SCP Ružomberok** – a 50 % subsidiary of Neusiedler AG, part of the Anglo American Group and the largest Slovak paper manufacturer – in carrying out a € 240 m investment project to expand production capacity. Under a club financing transaction, low-cost EIB funds are made available for the purchase of a new paper machine, and security is provided for payment for the deliveries. Bank Austria Creditanstalt was mandated with arranging a € 64 m guarantee facility for the EIB Individual Loan, HVB Bank Slovakia contributes € 25 million to the remaining portion of the financing.

As co-arranger we participated in a European Revolving Credit Facility totalling € 3,750 m for **Bombardier Inc.**, Montreal. Bombardier is one of the world's leading manufacturers of regional and business aircraft, rail vehicles and recreational products.

Corporate Finance

As industry leader in the corporate finance sector, Bank Austria Creditanstalt aims to identify its customers' needs at an early stage, and uses all corporate finance products to offer the appropriate solution: from small and medium-sized businesses to major corporates, in Austria and in the CEE region. We have given a name to this task: **Integrated Corporate Finance** (ICF). This customer service approach combines our excellent product know-how with the strengths of our position as main bank of account. In this way we want to contribute to our customers' shareholder value. Be it through advice regarding the transparent rating process, by structuring financing solutions, or by accompanying customers on their way to the capital markets.

☆☆☆☆☆☆☆☆☆☆☆☆☆☆

Euromoney
Best Project Finance House 2002 in CEE

Global Finance
Best Project Finance Bank 2002 in CEE

The Corporate Finance departments played an essential role in the implementation of the new strategy in 2002, delivering competent solutions to customers in cooperation with the sales networks in Austria and CEE. In August 2002, the US business magazine Global Finance named us "Best Project Finance Bank in CEE".

Corporate and Project Finance (CPF)

CPF is responsible for financial engineering. In the year under review it won **large-volume mandates** and developed solutions that were well received by the banking markets. The unit also strengthened its leading position as a **co-financing partner of the EBRD**, with business volume rising to € 422 m.

We won a number of mandates especially in the steadily growing telecom markets in South-East Europe. Examples are **Telekom Slovenije** (€ 30 m), **Mobifon/Connex** in Romania (€ 120 m EBRD B-Loan) and **Globul/OTE** in Bulgaria (€ 160 m).

A € 150 m term loan was made available and brought to the market for **VIPnet** in Croatia, to refinance the existing project financings also arranged by us. Since 1999, VIPnet has been the most successful start-up company in the European mobile telecommunications sector. Mobilkom Austria now holds a 71 % interest in VIPnet.

We were also successfully active in the **accession countries**, e.g. through our banking subsidiary in Hungary in a € 98 m project financing for the modernisation of the **AES Tisza** thermoelectric power station, or in the Czech Republic in the refinancing for **Bivideon**, the parent company of the Czech broadcasting company. Of the total amount of CZK 2.66 bn (about € 85 m), more than CZK 1 bn has already been successfully syndicated in the local banking market. Moreover, this transaction gives our Prague-based banking subsidiary additional business opportunities and makes a positive contribution to the bank's local positioning.

Our preeminent position in syndicated loans has been strengthened through further arranging mandates in **Croatia**: in the energy sector with **INA Industrija Nafte**, the country's most important oil and gas company; and with **Podravka**, the leading Croatian food company. In the building materials sector, Bank Austria Creditanstalt made structured financings available to **Wietersdorfer** and **Wopfinger** to support two acquisitions: one in Serbia, Beocin – the largest Serbian cement works – and one in Slovakia, **Calmit**.

Preeminent position in syndicated loans

In Austria, we successfully supported **Wienerberger** with financings for a total € 200 m provided under a mandate; the company used the funds to make an important acquisition. Furthermore, through structured financings denominated in CZK and CHF (in the total equivalent of € 56 m), we contributed to funding group activities.

International Finance and Syndications

As in the previous year, Bank Austria Creditanstalt again held a leading market position in the area of syndications in Central and Eastern Europe. Inclusive of HVB's activities in Russia and in the Baltic states, the HVB Group ranked second in the league table of syndications in CEE in 2002.

2002 Eastern Europe Mandated Arranger League Table

Rank	Lender	Pro rata ($)	Full credit ($)	Deals	Market share
1	Société Générale	1,364	2,237	11	8.27
2	BA-CA/HVB Group	1,268	2,720	21	7.69
3	Citigroup	1,187	2,121	16	7.20
4	Dresdner Bank	1,173	2,783	7	7.11
5	JP Morgan Chase	1,171	2,673	5	7.10
6	ABN AMRO Bank	1,070	2,454	13	6.49
7	Deutsche Bank	1,004	1,227	15	6.09
8	BNP Paribas	864	1,613	11	5.24
9	ING Group	812	2,026	16	4.92
10	RZB Austria	556	972	20	3.37

Source: Reuters LPC, January 2003

In 2002, a total of 148 syndicated transactions with a total volume of € 14.31 bn were concluded for borrowers from the CEE region. Bank Austria Creditanstalt's "extended home market" (i.e., CEE excluding the Baltic states, CIS and Russia) accounted for 73 of these transactions, with a volume of € 7.33 bn.

Using focused acquisition and marketing strategies, Bank Austria Creditanstalt succeeded in syndicating in the international markets a total lending volume of € 1.27 bn, through 15 transactions in the countries where the bank is responsible for business development: Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Hungary, Poland, Romania, Slovakia, Slovenia, and Serbia and Montenegro.

This gives Bank Austria Creditanstalt a very good regional market share (measured by transaction volume) of **17.3%**. In terms of number of syndicated transactions per country, the market share of Bank Austria Creditanstalt in the various countries is as follows:

Syndicated transactions in CEE/SEE
Share of Bank Austria Creditanstalt: 21%

Country	Number of transactions as a percentage of total number	Number of transactions in the country	Number of transactions by Bank Austria Creditanstalt
CRO	23%	17	5
H	21%	15	1
PL	16%	12	1
SLO	12%	9	4
RO	11%	8	1
CZ	10%	7	2
SK	3%	2	0
YU	1%	1	0
BiH	1%	1	0
BG	1%	1	1
Total	**100%**	**73**	**15**

Source: Loan Pricing Corporation (LPC), January 2003

South-East Europe (SEE) accounts for a large proportion of our business success in the area of syndicated loans. Based on our market knowledge and local experience, we were able to arrange major financings in each of the SEE countries which currently have access to capital markets (Bulgaria, Croatia, Romania, Slovenia).

Market leader in Slovenia

In **Slovenia** we were market leader with four transactions (Banka Celje, Nova Ljubljanska Banka, Slovenian Export Corporation, and Telekom Slovenije) and an arranged loan volume of € 235 m (the total volume being € 446 m).

OMV AG mandated Bank Austria Creditanstalt and two foreign banks with syndicating, as Mandated Arrangers, a multi-purpose facility for the amount of € 500 m. With this loan – the largest corporate loan arranged in Austria to date – we support, among other things, the financing of further acquisitions by the customer. Heavily oversubscribed, this five-year euro-denominated loan to OMV was a resounding success.

As part of the strategic expansion of our business activities in Central and Eastern Europe, we for the first time won two mandates to arrange loan financings for **CEE cities**. The transactions for Kraków (Poland) and Budapest (Hungary) amounted to € 45 m and € 130 m, respectively, and were refinanced via the European Investment Bank.

Export and Investment Promotion Finance

In 2002, the Export and Investment Promotion Finance unit was faced with a difficult economic environment in Austria. As interest rates gradually declined, demand for long-term export finance was lower than before. Nevertheless, Bank Austria Creditanstalt was able to maintain the volume of standardised products close to the levels of previous years. Our comprehensive expertise in structuring complex financing transactions enhanced our competence as perceived by Austrian exporters.

Several product innovations for our customers were launched in 2002: together with AWS Ges.mb.H. (formerly BÜRGES), we developed the **SME Corporate Bond Basket**. These SME corporate bonds enable companies to raise long-term risk capital, and investors acquire a profit-sharing right. Investors benefit from a substantial improvement in the risk component through risk spreading and a specified minimum rate of return in the event of the company being sold before redemption of the SME corporate bonds.

SME Corporate Bond Basket: risk capital for SMEs

Programmes for the purchase of accounts receivable were in great demand again in 2002. These programmes are tailored to meet customers' specific needs. Our customers recognise and make intensive use of this needs-oriented advisory service.

We further refined the Integrated Corporate Finance approach by combining the advantages linked to these specialised products with other products and services offered by the Group, in order to create measurable value for our customers through their business relations with Bank Austria Creditanstalt.

EU Finance

Bank Austria Creditanstalt expanded its business refinanced by the **European Investment Bank** (EIB) and by **Kreditanstalt für Wiederaufbau** (KfW) in 2002. The EIB granted us another Global Loan of € 70 m to finance investment projects of small and medium-sized companies as well as infrastructure projects. Global Loans are refinancing lines enabling us to extend loans to our customers on favourable terms and conditions.

Bank Austria Creditanstalt: market leader in EIB Global Loans

To help finance repairs of flood damage after the massive summer flood in Austria, the EIB granted us a loan of € 50 m on particularly attractive terms under its Flood Relief Lending Programme. Under this programme, up to 100 % of the project costs can be funded by the EIB (as a rule, the EIB finances a maximum of half of the project costs). Bank Austria Creditanstalt has so far received EIB Global Loans totalling € 936 m.

In Bulgaria, Croatia, the Czech Republic, Hungary, Poland, Romania, Slovakia, Slovenia, and Serbia and Montenegro, EIB Global Loans available to the local banking subsidiaries of Bank Austria Creditanstalt total € 665 m, and KfW Global Loans total € 300 m. These funds can be used to finance investment projects of companies and local infrastructure projects on favourable terms. With our activities in this area we support the development of the local economy and the modernisation of local infrastructure, and we help these countries to move closer to European Union standards.

Global Loans totalling almost one billion euros to support the CEE economy and infrastructure

International Cash Management

With a view to supporting companies, financial institutions and fund management companies in designing inter-company payments and liquidity management in a cost-conscious way, Bank Austria Creditanstalt acts in cooperation with local units and international partner banks as a centre of competence for Austria and Central and Eastern Europe.

"One point of entry/one point of contact" – customer service provided under a single roof

MultiCash/EuropaKonto is a network product offered by Bank Austria Creditanstalt to meet the needs of customers active in Central and Eastern Europe. The product is already offered by the bank's CEE subsidiaries, in parallel to local EB software solutions. In 2002, the new customer version 3.0 and the bank computer version 3.0 was purchased for all CEE subsidiaries and for units in Austria, the customer version was implemented in November 2002.

MultiCash/EuropaKonto – the electronic banking solution for Austria and CEE

Centralised payment settlement for corporates and fund management companies is another service that attracted a large number of new customers. For customers interested in outsourcing payment settlement, Bank Austria Creditanstalt can act as a "Payment Service Centre" by concentrating all payment orders delivered in the same format, adjusting them to the payment formats required locally, and forwarding them for execution.

Outsourcing solutions – growing demand from major companies

In addition to new cross-border euro-pooling solutions, Bank Austria Creditanstalt's Margin Pooling product was a great success. Bearing in mind the legal restrictions still in place in some markets, this product was specifically developed for the CEE region as it enables international corporates to benefit from an interest advantage, in the form of a "bonus" credited to the participating accounts.

Special products such as "Multi-Channel Account" or "Multi Purpose Virtual Bank" support financial institutions with a single-point-of-entry concept for simple, quick and low-cost access to markets in Central and Eastern Europe, enabling them to provide optimal service to their own customers.

"Gateway to CEE" – banks can use attractive opportunities for cooperation

Foreign Trade

Bank Austria Creditanstalt continued to experience strong demand, both nationally and internationally, for its services relating to foreign trade in 2002. According to a recent survey conducted by Brainstudio, some 50 % of all Austrian exporting companies use Bank Austria Creditanstalt's services for their foreign trade transactions. In the league table of banking products used by exporters, international payment transactions rank first (90 %), followed by foreign guarantees (about 50 %) and documentary credits (almost 50 %). 54 % of all exporters and 40 % of all non-exporters confirm Bank Austria Creditanstalt's top-level competence for export-related services.

Market leader in services supporting Austrian exporters

International Export and Trade Finance

Bank Austria Creditanstalt maintained its leading position in the **export finance** sector in Austria. In 2002, export finance activities focused on traditional markets such as Turkey and China; countries in Central and Eastern Europe, especially Romania, Bulgaria, Bosnia and Herzegovina, and Russia; and Africa and the Philippines.

As **co-arranger** and **OeKB facility agent**, and together with ABN AMRO, Bayerische Landesbank Girozentrale, Kreditanstalt für Wiederaufbau and Société Générale, we signed an agreement with the Turkish Treasury on a financing package totalling € 613 m for the **ERMENEK hydroelectric power station project** in Turkey. The consortium of manufacturing companies includes ALSTOM Power Austria, Alpine Mayreder Bau, VA Tech Hydro, Verbundplan,

Voith Siemens Hydro Power Generation and two Turkish construction companies. The complex financing transaction comprises two commercial loans and a tied financial loan covered by a guarantee of Oesterreichische Kontrollbank AG (OeKB).

In May 2002, a **Bank Austria Creditanstalt-led international consortium of banks** concluded a CHF 114 m export loan agreement with the Bank of China backed by an OeKB guarantee to finance the **LANG YA SHAN pumped-storage power station.** VA Tech Hydro delivered electro-mechanical equipment. For other deliveries of VA Tech Hydro in connection with the **DAPU tubular-turbine power station** in the south of China we signed an export loan agreement for € 28 m with China Development Bank. We also put into effect a long-term financing with a volume of € 5.3 m for a major **environmental project** in connection with the drinking-water supply of the population in the Qingdao development zone in the **province of Shandong**. The Austrian consortium DIGI Technologies – M-U-T Maschinen-Umwelttechnik-Transportanlagen is responsible for the deliveries.

Together with HVB Bank Romania we provided a structured oil import and production financing to **Petromedia**, Romania's second-largest oil refinery, which is part of the **Rompetrol Group**. The total volume of US$ 30 m was made available on a revolving basis. The products are marketed in Romania and abroad.

Growth markets China and the Balkans

In 2002, our activities in **South-East Europe** were very successful, too. We granted a US$ 3.6 m guarantee facility to the **Aluminij aluminium plant**, one of the largest Bosnian companies. This was the only guarantee facility of this size provided by a foreign bank in Bosnia and Herzegovina. The facility is a payment guarantee for Debis International Trading, a company belonging to the Daimler Chrysler Group, which supplies electricity to Aluminij.

To finance the delivery of a top hat furnace with a total value of US$ 18.1 m by Ebner Industrieofenbau to **Magnitogorsk (MMK)** we offered a tailor-made financing solution. MMK is Russia's largest integrated steelworks, located in the southern Ural mountain range. The success factor enabling the exporter to receive the order was the combination of advanced technology combined with significant future cost savings for MMK, based on a structured financing tailored to meet the specific requirements of the export project under the Austrian export promotion system.

"Global Finance", the renowned financial magazine, named Bank Austria Creditanstalt "Best Trade Finance Bank in Austria" in 2002. The award was conferred on the basis of a survey among industry analysts and managing directors of international companies. The main factors taken into account in this connection are transaction volume, geographical reach, service, pricing and innovative financing technology.

☆☆☆☆☆☆☆☆☆☆☆☆☆

Global Finance
Best Trade Finance Bank in Austria

In line with Bank Austria Creditanstalt's focus on Central and Eastern Europe and the future accession of some of these countries to the European Union in 2004, we set up a CEE Desk within the International Export and Trade Finance department. We thereby ensure coordination of trade finance business in CEE countries, making use of business potential in close cooperation with the Bank Austria Creditanstalt units in CEE, whilst also providing advisory services, training and know-how transfer for our CEE network.

Documentary Business and Guarantees

In 2002, we processed almost **90,000 transactions** (letters of credit, collections, domestic and foreign guarantees, bill collections, and bill discounts). Total turnover reached almost € 8.4 bn. A particularly strong increase in turnover was recorded in **domestic guarantees**, up by almost 40 %, and in **letters of credit**, which rose by almost 15 %. In the year under review, income from these transactions grew by almost 5 %. A strong contribution to this growth came from foreign guarantees, a sector in which income rose by over 25 %.

Intensive cooperation with our CEE units was a special feature in 2002. The objective was to harmonise work flows and intensify cooperation with our CEE operations in order to further enhance the high quality of foreign trade-related services, which is greatly appreciated by our customers.

The conclusion of a cooperation agreement with DHL enables our customers to benefit from free-of-charge delivery of documents they send to us; this made us even more successful in 2002. We give customers a 24-hour guarantee: each document leaves the bank within 24 hours after being received.

Financial Institutions

Services provided to the customer group comprising banks and sovereigns worldwide and the evaluation of related risk are the primary responsibilities of the Financial Institutions department. This task includes sales of bank-to-bank products and a core function with regard to foreign trade activities of our corporate customers in Austria and CEE. Financial Institutions supports the product departments whenever customers need advice concerning international financial institutions, and selects the suitable partner bank for the respective product. Our network comprises over 3,600 correspondent banks worldwide.

Interbank relations and advisory services for foreign trade

Against the background of partly difficult economic and political conditions in a number of emerging markets, risk evaluation of the customer group "banks" is an important function performed in the interest of our foreign trade customers. We are responsible for evaluating the creditworthiness of over 2,000 banks worldwide. In this connection we also organise information events focusing on major foreign trade partner countries and markets with growth potential (e.g. China, Russia, Libya, Serbia and Montenegro). Services for banks in Austria and CEE are a particularly important aspect of our work within the framework of our geographical core competence.

Leasing

Austria's largest leasing company further expanded its top position in Austria and in the markets in Central and Eastern Europe in 2002. Overall, new business of the Bank Austria Creditanstalt Leasing Group, including subsidiaries, in 2002 was some € 1.74 bn, up by 15 % on the previous year. Foreign business made a substantial contribution to this strong growth.

Bank Austria Creditanstalt Leasing, a pioneer in CEE markets

With new business totalling just under € 1.2 bn (up by 35 %), the Bank Austria Creditanstalt Leasing Group with its foreign subsidiaries in the region of Central and Eastern Europe generated more than two-thirds of total new business.

CEE accounts for more than two-thirds of new business

International real estate leasing activities in 2002 were particularly successful: the volume of new business in this segment more than doubled. **Equipment leasing** business also increased significantly, growing by some 27 % in the countries of Central and Eastern Europe. New business recorded in the **motor vehicle leasing** sector rose by 13 %.

Bank Austria Creditanstalt Leasing is among the pioneers in the leasing sector in the CEE region. In Croatia, the Czech Republic, Hungary, Romania and Slovakia, its units operate under the name of HVB Leasing.

Austria

Despite the difficult economic environment in Austria in 2002, new business (excluding cross-border business) totalled € 521 m, matching the high level of the previous year. New business in **real estate leasing** in Austria reached some € 268 m, an increase of just under 5% compared with the previous year. In the **equipment leasing** sector, new business declined slightly, to about € 127 m (excluding cross-border leasing). In the **motor vehicle leasing** sector, on the other hand, Bank Austria Creditanstalt Leasing matched the success achieved in the previous year, generating new business of € 126 m by making optimum use of the differentiated sales approach with the multi-channel strategy.

Increasingly, **cross-border leasing** business is being replaced by the successful business activities of subsidiaries and joint ventures.

The reorganisation of the sales structure in Austria and the bundling of competencies in three sales regions and the Vienna Head Office, as well as the adaptation of the electronic calculator for motor vehicle leasing offered on Bank Austria Creditanstalt Leasing's website were additional points of emphasis in the company's business in Austria.

Restructuring of sales in Austria, expansion into further CEE countries

For 2003, Bank Austria Creditanstalt Leasing is planning to establish an operating unit in **Bulgaria**. Further **expansionary measures** will follow with the market entry in Serbia and Montenegro and in Bosnia and Herzegovina.

Volume of new business of Bank Austria Creditanstalt Leasing in 2002

35% growth in foreign business


Foreign subsidiaries € 1,192 m (68%)
Domestic units € 521 m (30%)
Motor vehicle leasing € 563 m (48%)
Equipment leasing € 280 m (23%)
Real estate leasing € 349 m (28%)
Cross-border leasing € 28 m (2%)

CA IB Corporate Finance

CA IB Corporate Finance is responsible within the HVB Group for strategic business consulting in Central and Eastern Europe and in Austria. In its second year as an independent entity, the company again posted very good results. Record turnover was achieved in **mergers & acquisitions advisory services**, the company's largest business segment. With a transaction volume of over US$ 2 bn, CA IB defied the worldwide lull in this sector and reinforced its position in Central and Eastern Europe. **New issue activities** reflected the general restraint shown by issuers in stock markets.

Strategic business consulting in Central and Eastern Europe and in Austria

CA IB acted as adviser for the largest corporate takeover in CEE in recent years: the takeover of **Lek**, a Slovenian producer of generic drugs, by **Novartis**, one of the largest international pharmaceuticals companies. In this € 876 m transaction, CA IB advised Novartis.

☆☆☆☆☆☆☆☆☆☆☆☆☆

Euromoney
Deal of the Year

Another major transaction was the takeover of the Slovak energy producer **ZSE** by **E.ON**, the German energy company. CA IB acted as adviser to the Slovak government in this privatisation transaction with a volume of € 330 m. In the takeover of **Polfa Grodzik** by **Gedeon Richter**, the Hungarian pharmaceuticals company, CA IB advised the buyer.

CA IB Warsaw acted as adviser to **PKN**, the Polish oil and gas company which purchased **BP's** entire network of filling stations in North Germany for € 140 m.

In the year under review, CA IB was involved in large transactions on behalf of its owner, too. It advised Bank Austria Creditanstalt on the acquisitions of Biochim (Bulgaria) and Splitska Banka (Croatia).

The leading position of CA IB was again confirmed by international league tables, which showed CA IB to be the most active adviser in Central and Eastern Europe, and by various financial magazines.

M&A league table of completed deals in CEE 2002

Financial adviser Full to each eligible adviser	Number of deals	Rank
CA IB	18	1
Credit Suisse First Boston	11	2
PricewaterhouseCoopers	8	3
Renaissance Capital Group	7	4
Citigroup/Salomon Smith Barney	7	
KPMG Corporate Finance	7	
European Privatization	5	7
HSBC Holdings PLC	5	
JP Morgan	5	
Dresdner Kleinwort Wasserstein	5	
ABN AMRO	4	11
Rothschild	4	
Merrill Lynch & Co Inc	3	13
KBC Bank & Insurance Holding	3	
Lazard	3	
Nomura	3	
Fox-Pitt Kelton Inc	3	
Goldman Sachs & Co	3	

Source: Thomson Financial

A transaction carried out under the lead management of CA IB – the acquisition of **Macedonian Telecom** by a consortium led by Hungary's **Matav** – was named Deal of the Year by Acquisitions Monthly, a Thomson Financial publication.

☆☆☆☆☆☆☆☆☆☆☆☆☆

Acquisitions Monthly
Deal of the Year

CA IB continues to have full order books. The forthcoming enlargement of the European Union will give a boost to strategic business consulting potential in the CEE region. CA IB expects increasing acquisition activity in Central and Eastern Europe and is preparing to provide assistance to companies based in CEE as they expand into Western countries.

Real Estate Finance

Key figures – Real Estate Business Division

€ m	2002	2001	Change in %
Net interest income	97	94	2
Losses on loans and advances	–26	–50	–49
Net fee and commission income	10	9	11
Net trading result	0	0	...
General administrative expenses	32	27	18
Balance of other operating income/expenses	0	0	...
Operating profit	49	26	87
Net income from investments	–4	0	...
Amortisation of goodwill	0	0	...
Balance of other income/expenses	0	0	...
Net income before taxes	45	26	73
Share of Group total	9%	4%	
Risk-weighted assets (average)	5,334	5,362	–1
Equity (average)	331	333	–1
Share of Group total	7%	7%	
ROE before taxes	13.6%	7.8%	
Cost/income ratio	30.1%	26.4%	

The Real Estate Finance and Real Estate Customers division was created on 1 January 2001 through the separation of real estate business from the Corporate Customers segment and the Private Customers and Professionals segment. The division achieved excellent results for 2002. **Net income before taxes** was € 45 m, up by 73% from € 26 m for 2001.

Net interest income (€ 97 m) rose slightly compared with 2001. As a result of the consistent implementation of measures to reduce risk, the net charge for losses on loans and advances declined by almost one-half, from € 50 m to € 26 m in 2002. General administrative expenses increased to € 32 m as planned.

On the basis of these good results, the return on equity before taxes rose to 13.6%, up from 7.8% in 2001. The cost/income ratio (30.1%) was kept down at a low level.

Market environment

These figures are even more satisfactory against the background of the **market situation**. Following completion of record levels of new office space in previous years, this market is now saturated. Most of the vacancies are in comparatively old buildings which do not meet the latest technical standards. Also affected are new buildings in locations that are less favourable in terms of access. Compared with international markets – where vacancy rates are rising as the IT sector crisis and global economic uncertainties continue – vacancy rates in Austria are still at an average level. Therefore the Real Estate Finance and Real Estate Customers division focuses on other areas such as residential construction and real estate funds. However, the unchanged objective is to make optimum use of the expected recovery in the new office buildings market. Austrian and international investors are also showing stronger demand for investment-grade office space. In the commercial real estate segment, the general trend is towards prime locations benefiting from good access by road and public transport.

Vacancy rates in Austria at an average level

Residential construction activity in Austria is declining. In this area, a distinction is to be made between apartments privately financed on market terms and residential housing construction activities of non-profit building contractors. Demand for privately financed, well-equipped apartments in good locations continues unabated. On the other hand, demand for average-quality apartments in unattractive locations is stagnant.

Non-profit building contractors account for the largest segment of the Austrian housing market, where supply and demand are in equilibrium. In this sector, vacancy rates are below 1%.

Market leadership

The Real Estate Finance segment is a Group function responsible for large-volume real estate business. Bank Austria Creditanstalt is the market leader in Austria, with a financing volume of more than € 9.8 bn and a market share of about 30%.

A breakdown of financing volume by borrower shows the following pattern: 55% investors, 26% non-profit residential building contractors, 13% residential housing companies and 6% commercial building contractors.

An analysis by type of real estate and sector reveals the following picture: residential construction accounts for 54 %, commercial real estate for 26 %, and office buildings for 20 % of the market.

Real estate financing services

The division's business activities focus on real estate finance. This core competence is increasingly being developed into a full-service centre for real estate projects. In 2002, the range of services provided by the division in its core competence area of real estate finance was extended to include consulting, portfolio management, valuation and commercialisation of real estate. In this connection we established ourselves as the leading arranger of portfolio/venture financing transactions.

Core competence "real estate financing" is being developed into a "full-service centre"

Over the past few years, apart from consulting activities for real estate portfolios, customers have shown stronger demand for structured financing models using equity and debt instruments. Risk-adjusted interest rates and performance-linked yield levels have been agreed in each case.

Customer-focused organisation

The Real Estate Finance and Real Estate Customers division comprises three units, which provide efficient services to the various market segments: Commercial Real Estate, Subsidised Real Estate Finance, and Real Estate Consulting and Investment.

The Commercial Real Estate unit serves commercial participants in the real estate market which are active in property development as well as investment in, and sale of, real estate.

The unit financing real estate development projects focuses on office buildings, real estate for mixed use, and privately financed top-end residential construction.

Customers acquired and served by the unit which finances real estate activities for investors include the classic customer group – i.e., Austrian owners of apartment houses and investors in office buildings and commercial property – as well as German real estate funds, which increasingly invest in the Austrian real estate market.

All customers are served through regional sales teams. Professional services for cross-border activities of customers (especially in the CEE region) are provided by our real estate account managers in cooperation with the Senior Relationship Manager/Senior Project Manager of the CEE Desk Real Estate, who perfoms a transaction-coordinating function, and with the regional banking subsidiaries.

Organisation geared to customer needs

Providing professional advice and services for real estate financing – from planning and development all the way to commercialisation – is the core competence of the division, which makes available the entire product range of the Group and adjusts the products to meet customers' needs in a flexible way. Specific features of real estate business are taken into account in assessing real estate customers' creditworthiness/track record, agreeing terms and conditions as well as making arrangements for the drawdown and repayment of loans.

To provide customers with optimal service, the division has developed a market research function concentrating on specific segments.

Business development

In its real estate finance activities in 2002, the bank successfully continued to concentrate on business yielding a high return. While business volume remained unchanged, revenues (service fees and interest income contribution) rose by 4 % compared with the previous year.

Given the difficult market situation in the office property market, financing business focused on high-quality transactions and services that are more profitable.

Moreover, new business generated a financing volume of over € 500 m and fees totalling some € 1.7 m. At present, work is under way on projects with a total volume of € 600 m which have a good chance of being realised.

The competitive market environment has prompted our customers to pay more attention to measures to restrict risk in 2002 and also in the new 2003 business year. There was increased demand for advice and consulting on interest-rate and exchange-rate hedging. In the second half of 2002, some customers used the extremely low level of interest rates for large-volume real estate financing transactions to protect themselves against future increases in interest rates.

Interest-rate hedging transactions for selected customers

Measures have been initiated to enhance earnings. These include interest-rate hedging transactions available through the bank's Treasury unit which are actively offered to selected customers. Strong efforts were made to win international real estate funds as customers. In December 2002, we completed a debt finance agreement with a German income-distributing open-end real estate fund for institutional investors.

Among the target segments in the Austrian market – including the higher end of the residential housing market, major specialty retailers and shopping centre projects – we launched regional sales initiatives for our customers in the western and southern parts of Austria.

Subsidised real estate financing

Non-profit and commercial building contractors which concentrate on subsidised construction projects are the main target group of the Subsidised Real Estate Finance unit. The target group also includes condominium associations and groups of apartment owners who need finance for the refurbishment of their houses.

The product focus is on mortgage loans refinanced by Bank Austria Creditanstalt Wohnbaubank, which are adapted to specific requirements in the various Austrian regions and to individual customer needs.

Bank Austria Creditanstalt is the Austrian market leader in financing non-profit building contractors. The bank maintains business relations with nearly all building contractors in this sector and is the main bank of account for many of these customers. In 2002, loan disbursements increased by 17% as against the previous year. New lending commitments rose by as much as 25% over 2001, giving the bank a market share of about 30% in Austria. In the eastern part of Austria the bank's market share was significantly higher.

Customers showed strong demand for the unit's core competence, i.e. financing expertise and advice on financial assistance schemes for the construction sector.

Real Estate Finance: portfolio structure



€ 9.8 bn
€ 9.8 bn
100
80
60
40
20
0
55%
6%
13%
26%
20%
26%
54%
Borrowers/ building contractors
Type of building/ sector
Investors
Commercial building contractors
Residential housing sector
Non-profit building contractors
Office buildings
Commercial property
Apartments

Using the financing expertise of the bank's employees, customers derive optimum benefit from financial assistance schemes in terms of timing of loan disbursements, interest payments and repayment schedules.

Arrangements have also been made with regard to work flow within the division to maintain the high level of quality in processing subsidised housing construction loans and to guarantee the smooth handling of financing transactions for customers.

Real Estate Consulting and Investment

Apart from classic property finance, the Real Estate Consulting and Investment unit provides assistance to customers for extensive real estate projects by providing innovative financing methods and preparing project and portfolio analyses. In addition to advisory activities, the focus is on structuring complex forms of real estate finance using equity and debt instruments which offer an attractive risk/return ratio.

"Real Estate Portfolio Management" and "Real Estate Investment Banking" are advisory services which meet with strong demand from our customers. Other central tasks of this unit include providing advice and consulting on the sale and purchase of real estate packages or shares in companies, looking for investors, and optimising the real estate investment portfolio (e.g. BA-CA Treuhand, M.A.I.L. Finanzberatung) of Bank Austria Creditanstalt.

Real estate rating and valuation expertise

In line with our strategy of acting as a "full-service centre" and providing comprehensive real estate financing services, Bank Austria Creditanstalt has concentrated real estate valuation activities in a separate subsidiary, Immobilien Rating GmbH.

The company employs experts in the fields of architecture, construction engineering, building technique, project management, brokerage, legal regulations and area planning. A team of professionals determines market values and offers expert opinions for all types of real estate business and for various purposes (financing, financial statements, corporate transactions, etc.). Moreover, the unit prepares property, portfolio, market and profitability analyses.

Real estate valuations and expert opinions: more than 1,000 expert opinions delivered in 2002

In 2002, the professionals employed by Immobilien Rating GmbH delivered more than 1,000 expert opinions on properties in Austria, valuing and analysing real estate with a total asset value of over € 3 bn. While valuation activities currently focus on real estate financing transactions of Bank Austria Creditanstalt, the company's real estate valuation services were increasingly used by customers for other purposes (e.g. to prepare financial statements in accordance with IAS).

Real estate agency – commercialisation of real estate

BA CA Immobilienagentur GmbH was established in December 2001 to complement the range of services offered in the real estate sector and to optimise the commercialisation of real estate for Bank Austria Creditanstalt.

Acting as a coordination platform for information available in the Group, BA CA Immobilienagentur GmbH provides a high level of expertise and can thus propose and coordinate the best possible approach to commercialising real estate. The company monitors the market and prepares market-based strategies for the commercialisation of properties. BA CA Immobilienagentur GmbH offers the Group its services for the commercialisation of all types of real estate and also prepares summary analyses of real estate marketability.

In the financial year 2002, the transaction volume of real estate commercialised by BA CA Immobilienagentur GmbH totalled about € 25 m.

Wohnbaubank AG

Bank Austria Creditanstalt Wohnbaubank AG is the market leader among Austrian special-purpose banks in the residential housing finance sector, with a market share of 30%. The company's main function is to raise funds through bond issues for long-term mortgage loans to finance the construction of new buildings and comprehensive refurbishment projects. 2002 was the most successful year in the company's history. The merger of Bank Austria's and Creditanstalt's units enables the company to report excellent results. There is strong demand for loans to finance refurbishment projects. Private individuals also benefit from low-cost funding for residential housing construction projects. This has more than offset the continued restraint seen in the multi-storey residential building sector.

CEE Desk Real Estate

The CEE Desk Real Estate serves as a point of contact for, and as an interface with, Central and Eastern Europe. This cross-border customer service unit provides assistance and consulting for cross-border customers and coordinates cross-border real estate transactions in cooperation with the Group's CEE units. These transactions relate to projects of Austrian and international cross-border customers in Central and Eastern Europe.

The region of Central and Eastern Europe essentially comprises EU accession countries – the Czech Republic, Slovakia, Poland, Hungary and Slovenia – and countries in South-East Europe, whose economies are less developed.

CEE Desk Real Estate – point of contact for, and interface with, Central and Eastern Europe

In the past financial year, the CEE Desk Real Estate provided our cross-border customers with a wide range of services.

In addition to structuring classic long-term financing transactions – primarily in the areas of office buildings, retail and commercial real estate projects, and commercial property – the main task of this unit is to structure complex financing transactions for real estate portfolios within specific countries in CEE and on the basis of cross-border transaction/project teams. The CEE Desk Real Estate also provides support and services to meet specific requirements of cross-border customers. These activities include consulting services for the preparation of business plans and cash flow projections/statements and for tailor-made financial engineering taking into account special local features. Moreover, this cross-border customer service unit offers an information platform to investors looking for investment properties. In all its activities, the CEE Desk Real Estate is supported by the local senior project managers of the real-estate cross-border customer units in CEE.

Strategic orientation and new business

The financing of existing properties or portfolios accounts for roughly one-half of the total financing volume in boom years. These are complex financing transactions for long-term projects, often in combination with a real estate fund. The remaining part of our financing activities is business with real estate developers, i.e. financing transactions with shorter maturities.

In 2002 we started to shift the weighting of commercial real estate in new business to reflect our market assessment.

The objective is to achieve a structure where the financing of existing projects accounts for at least two-thirds of total business volume and business with real estate developers makes up less than one-third.

In pursuing this strategy, we concentrate on longer-term projects and completed buildings forming part of funds, and on commercial property projects scheduled to be completed from 2004–2005 onwards, at a time when rent agreements dating from boom years will expire and stimulate demand.

International Markets (INM)

Key figures – INM

€ m	2002	2001	Change in %
Net interest income	128	174	–26.7
Losses on loans and advances	–7	0	...
Net fee and commission income	8	29	–71.7
Net trading result	132	74	78.3
General administrative expenses	104	146	–28.4
Balance of other operating income/expenses	–3	5	...
Operating profit	154	137	12.5
Net income from investments	–2	36	...
Amortisation of goodwill	27	8	>100
Balance of other income/expenses	0	–1	...
Net income before taxes	125	165	–23.8
Share of Group total	25%	25%	
Risk-weighted assets (average)	4,200	4,241	–1
Equity (average)	260	229	14
Share of Group total	5%	5%	
ROE before taxes	48.2%	71.8%	
Cost/income ratio	39.4%	51.6%	

The business segment International Markets (INM), Bank Austria Creditanstalt's doorway to the international financial markets, enjoyed an excellent business year despite the difficult economic environment. Favourable results were achieved in all areas of business: from foreign exchange and money-market dealing to the fixed-income business as well as in equities and derivatives.

The strategy of focusing on the attractive financial markets of Central and Eastern Europe and Austria, where the Bank Austria Creditanstalt Group holds a dominant position, was again confirmed. The Group plays a leading role on both the region's foreign exchange markets and on its equity markets. In interest-based business as well, the Group achieved significant market share gains. The establishment of the HVB Group's global business segment Corporates & Markets also had a positive impact on INM's results.

International focus

The close cooperation within the HVB Group with regard to financial market activities benefits both the bank and its customers. Not only does Bank Austria Creditanstalt give its customers access to global markets, it also offers a unique range of services in Austria on competitive terms. The trading teams working within INM are active on both primary and secondary markets, as well as in the area of derivatives. They trade on their own account, and support other business segments in Austria and CEE and at CA IB, by offering, for example, various structured products. They serve as counterparts on markets in CEE for the entire HVB Group, and also for a number of major banks and institutional investors. The sales teams serve a very diverse customer segment, and make use of all available cross-selling potential. In Austria, services offered by Treasury Sales to corporate customers and the public sector were very well received.

Treasury Sales for corporate customers in CEE achieved significant rates of growth in the previous year. In the areas of foreign exchange, interest-rate products and equities, Bank Austria Creditanstalt has also traditionally maintained excellent ties with institutional customers.

In addition, INM also has other internal bank functions, particularly with regard to asset/liability management. The results from maturity transformation activities are allocated exclusively to the INM business segment.

Results

Although the business year was characterised by adverse economic conditions including weak equity markets, a relatively low level of volatility on foreign currency markets and moments of crisis on the global emerging markets, INM succeeded in achieving an **outstanding operating profit**, which increased by 13% to € 154 m.

Operating revenues (€ 265 m) were merely 6% lower than the excellent results achieved in the previous year, thereby exceeding expectations by a significant margin. A strict cost-management programme and an 8% reduction in staffing levels made it possible to reduce general administrative expenses by 28% as against the previous year.

Net income before taxes amounted to € 125 m. This included a number of one-off effects, such as the loss in value resulting from the deconsolidation of CA IB Investmentbank and its associated companies. While the bank allocated 5 % of its overall equity to this segment, INM accounted for 25 % of the bank's total results before taxes. The ROE of the INM business segment amounted to 48.2 %.

Operating revenues reached € 265 m. Net income before taxes of € 125 m signifies an ROE of 48.2 %

Interest rate and currency developments

In the previous business year, modest economic growth combined with safe-haven inflows and reductions in key interest rates led to sharp declines in yields on government bonds in both the U.S. and in the euro area. The euro appreciated against the US dollar on account of the large US current account deficit and geopolitical uncertainties. The currencies of Central and Eastern Europe generally moved higher against the euro in the course of the year, with the exception of the zloty, which declined on account of the euro's strength against the US dollar.

Asset/liability management

Asset/Liability Management took advantage of market opportunities during the past business year, and achieved above-average results through its positioning. The funding strategy pursued by Bank Austria Creditanstalt anticipated the difficult situation on the credit markets, which is linked to significantly higher long-term refinancing costs, and therefore placed the bulk of the necessary issue volume in advance at a significantly lower cost. A cautious liquidity risk management strategy ensures that both short-term and structural liquidity positions are adequately covered over the long term.

Despite a downgrading by rating agencies, the bank was able to maintain its funding basis thanks to the efforts of the Money Markets department as well as the bank's strong position on the market. On account of a variety of funding sources and good contacts on international financial markets, funding on a broad basis was, and remains, assured.

Through the strategic promotion of derivative products while simultaneously reducing liquidity-intensive cash instruments and improving collateral management, the bank was able to successfully compensate for the impact of the downgrading.

Syndications and new issue business

In the syndications and new issue business, Bank Austria Creditanstalt expanded its leading role with regard to Austrian corporate bonds. The total volume of bonds arranged by Bank Austria Creditanstalt for Austrian banks and corporates in EUR, SFR and YEN amounted to some € 835 m. Among the internationally-placed transactions was Kelag, an electrical utility company in Carinthia, with a € 150 m bond issue. The conclusion of a European Medium-Term Note Programme for Bau Holding Strabag was a novelty on the Austrian capital market. Consequently, acting as joint lead manager, Bank Austria Creditanstalt placed a € 50 m bond for the company.

Yield curve



in % p.a.
5.50
5.00
4.50
4.00
3.50
3.00
2.50
end of 2000
end of 2001
end of 2002
3mo
1yr
2yr
3yr
4yr
5yr
6yr
7yr
8yr
9yr
10yr
Years to maturity

EUR money market and yields on Austrian government bonds

There was also strong new issue activity in Central and Eastern Europe during the year. With Bank Austria Creditanstalt acting as arranger, the HVB Group placed bonds for well-known issuers in local currencies. These issuers included, among others, the EBRD, which raised SKK 1.3 bn on the capital market, and Oberösterreichische Landesbank, which issued CZK 500 m. Bank Austria Creditanstalt structured a USD 320 m bond for Termoelectrica, the Romanian energy producer, and eighteen Romanian thermal power stations.

The comprehensive range of issuance-related advisory services was complemented by a ratings advisory service: the wholly-owned subsidiary Triple A Rating Advisory, which advises companies in Central and Eastern Europe prior to their going public, successfully completed its initial mandates.

Through close cooperation with other units of the HVB Group, in particular the trading teams in Munich and London, as well as with local INM units in the CEE network, Bank Austria Creditanstalt can offer its customers significant additional business opportunities. With its access to global capital markets, an extended range of products and structuring solutions of an international dimension, Bank Austria Creditanstalt enjoys an unparalleled position in Austria.

Fixed income products

Among sales of fixed income products, dynamic capital guarantees enjoyed the greatest popularity. The innovative product offerings of Bank Austria Creditanstalt, which can ensure low interest-rate levels through specially structured products, were accepted by a broad range of customers.

The new strategic direction, which places a greater emphasis on portfolio management, was viewed in a positive light by customers. Experts at Bank Austria Creditanstalt contribute to the growing understanding of interest-rate and currency risks through their sophisticated advisory services. With the appropriate hedging strategies, these risks can be neutralised, and interest expenses and currency proceeds from export and import transactions can be optimised.

In the investment business – on account of lower interest rate levels – customers largely requested longer periods of maturity. Funds were shifted away from equities into structured bonds and guarantee products offering participation features. Financial engineering experts continued to enjoy strong demand for their individual, tailor-made solutions for companies. A further sales emphasis was on structured loans for municipalities. Increasingly restrictive budgetary policies by the public sector are also creating stronger demand for derivative products.

Excellent results were also achieved in proprietary trading, due largely to positions in interest-rate futures and purchases of selected issuers with a good risk/return ratio. The global investment environment was positively influenced by the change in the US yield curve and by increased volatility on bond markets.

Emerging Markets Investments

Through an astute asset allocation, the Emerging Markets Investments department was again able to achieve excellent results, while outperforming the relevant market indices. This is all the more remarkable given the fact that emerging markets were also buffeted by turbulence and shock waves in 2002, particularly in Latin America: the presidential elections in Brazil were won by "Lula", the candidate of the left, and thus there is uncertainty regarding the continuation of orthodox economic policies; the catastrophic situation in Argentina, which also led to a payment and banking crisis in Uruguay; and the crisis surrounding Venezuela's President Chavez, which led to an open-ended general strike at the end of the year. High levels of volatility also resulted from the elections in Turkey and from frustrated plans for EU membership.

Foreign exchange trading

Despite liquidity bottlenecks in the currencies of major markets and emerging markets, **foreign exchange trading** achieved excellent results. The bank's strong market position was further strengthened by the expansion of order business and the successful acquisition of new customers.

☆☆☆☆☆☆☆☆☆☆☆☆☆

Global Finance
Best Foreign Exchange House in CEE

A number of market makers withdrew from Eastern currencies, which primarily affected the Hungarian forint and the Polish zloty. In contrast, the Bank Austria Creditanstalt Group, on account of its expertise and its determination to be a reliable partner to customers even in difficult situations, was able to further assert its position.

Equities

The Vienna **equities market** has now withstood weak international developments for the second consecutive year, and turned in a positive, albeit modest, performance for the year as a whole. In the year's most significant transaction, the partial withdrawal of Telecom Italia from Telekom Austria via the stock exchange, Bank Austria Creditanstalt served as co-lead manager. As a result of this transaction, with a volume of € 559 m, the free float increased by 15 %.

Bank Austria Creditanstalt also confirmed its leading role on the futures exchange: it is the leading Austrian house not only with regard to transaction statistics, but also with regard to advisory services provided to institutional customers with regard to transactions in derivatives.

Activities on **Eastern European stock markets** were largely influenced by EU accession negotiations. The most important markets succeeded in closing the year with a positive performance. Brokerage firms for Central and Eastern Europe which operate under the name of CA IB are among the few companies of international stature which are active in these countries. Both market share and income increased significantly in 2002. CA IB executed high-volume block trades in the shares of the Estonia-based Hansabank, the Poland-based aluminium processor Kety, and the Poland-based software house Prokom.

☆☆☆☆☆☆☆☆☆☆☆☆☆

Euromoney
Best Custody House in CEE

Custody activities, which comprise the safekeeping of securities and settlement, achieved considerable market share gains during the past year, thus allowing the bank to further expand its excellent position on the market. Recently acquired customers included well-known banks and investment houses.

Volatility

calculated from logarithmic daily changes over a 60-day period, projected on an annual basis



in %
40
30
20
10
0
Equities (Europe)
Bonds DEM yields (10-year)
Dollar exchange rate
(USD/EUR, until 1999 USD/DEM)
1998
1999
2000
2001
2002
03





ANAGER

OOM 2

IES
CENTRAL
ND
ASTERN EUROPE




What would the big successes be
without the little victories?
BAR

Central and Eastern Europe (CEE)

Key figures – CEE

€ m	2002	2001	Change in %
Net interest income	639	758	–16
Losses on loans and advances	–101	–119	–16
Net fee and commission income	328	269	22
Net trading result	29	101	–71
General administrative expenses	725	779	–7
Balance of other operating income/expenses	–6	–15	–64
Operating profit	165	215	–24
Net income from investments	23	–17	...
Amortisation of goodwill	44	35	27
Balance of other income/expenses	–1	–2	–35
Net income before taxes	142	162	–12
Share of Group total	28 %	25 %	
Risk-weighted assets (average)	13,397	12,430	8
Equity (average)	831	671	24
Share of Group total	18 %	14 %	
ROE before taxes	17.1 %	24.1 %	
Cost/income ratio	73.2 %	70.0 %	

Reconciliation to net income before taxes of CEE subsidiaries

Segment result	**142**	**162**	**–12**
reflecting:	138	47	38
for costs associated with equity interest management, including funding costs and goodwill amortisation, administrative expenses accounted for by the Vienna cost centre			
Net income of CEE subsidiaries	**281**	**209**	**34.4**

Bank Austria Creditanstalt has been operating in CEE for many years. In 2002, the bank reached another milestone in its commitment to this region: while 2001 saw the legal and organisational mergers of HVB's and Bank Austria Creditanstalt's subsidiaries, 2002 marked the successful integration of these operations to form strong units. The new structure put in place was brought to life, the banks enhanced their operating efficiency and – primarily in Poland – started to benefit from substantial synergies.

Final obstacles in the operating environment were removed in 2002: the EU accession date set for the first wave of candidate countries sent an important signal to international investors and also radiated across the entire region of Central and Eastern Europe. As soon as the global economic environment improves, the significance of progress made in 2002 will become apparent.

Bank Austria Creditanstalt's units in CEE thus completed their integration just in time to concentrate on expanding customer business, which is growing much faster than the economy as a whole. Last but not least, the acquisitions made in South-East Europe in 2002 were another major step forward.

Despite structural changes – including the final phase of the merger in Poland – and the adverse impact of global economic trends, the **banking subsidiaries in CEE** achieved excellent results: their combined net income before taxes rose by more than one-third to € 281 million, thus contributing 56 % to Bank Austria Creditanstalt's net income before taxes.

CEE subsidiaries improved net income by one-third to € 281 m in 2002. CEE accounts for more than half of Bank Austria Creditanstalt's net income before taxes

At the **CEE business segment** level, the figures reported by local units are adjusted for various factors, including financing costs associated with equity interests, to present the overall financial results achieved by CEE operations from the Group's point of view. This calculation shows that net income before taxes achieved by the CEE business segment was € 142 m. The 12 % decline in the segment result compared with the previous year was modest, all the more so as the 2002 figure reflects costs arising from acquisitions, integration and restructuring in the CEE region. The ROE before taxes for 2002 was 17.1 %, down from 24.1 % in the previous year.

This means that from the business segment perspective, too, the weak economic trends were partly offset by cost reductions and successful risk management. The economic and financial market environment prevailing in 2002 adversely affected net interest income and led to a significantly lower net trading result (mainly as a consequence of changes in the direction of money and capital market trends in Poland).

Nevertheless, the net charge for losses on loans and advances was reduced by 16 %. Net fee and commission income rose by a substantial 22 %. Major contributions to this growth came from disproportionately large fee and commission income generated by Splitska Banka and from the growing market penetration of commercial services, an area in which Bank Austria Creditanstalt's subsidiaries in CEE have special competitive strengths.

CEE outlook and strategies

From the very outset, economic policies in the CEE countries aimed at creating a sound and stable financial system as a basic requirement for the successful catching-up process. Back in the mid-1990s bad loans accounted for some 30 % of total lending volume in these countries. Once these bad loans had been removed from balance sheets, banks in CEE were recapitalised and privatised. At present, banks in which a state has a majority interest account for only about 10 % of the CEE banking sector. Today one may say that the banking system in Central and Eastern Europe has been restored to financial soundness.

Banking system reorganised, financial intermediation lags far behind West European levels

Although the banking system has been successfully installed and put on a sound footing, the CEE region continues to be underbanked. The volume of both loans and deposits – as a percentage of GDP – is well below the levels in developed markets. Lending volume is 30 % of GDP, only one-third of the comparative figure for the euro area. The total amount of deposits is equal to some 45 % of GDP, roughly one-half of the euro-area benchmark. Both in absolute terms (€ 324 bn) and in relative terms (combined total assets of banks in CEE-10 countries are about 75 % of GDP), CEE has a "small" banking sector. These figures suggest that in Central and Eastern Europe there will be excess demand for some time to come. Foreign banks currently account for 70 % of the banking industry in CEE countries. Among the 25 largest banks in this region, there are only four in which foreign shareholders do not hold a majority interest. As the CEE economies opened up and the financial infrastructure became an important factor for accelerating the catching-up process, local economic policies made it attractive for international banks to invest in these countries.

Sustained dynamic growth

There is reason to be optimistic about future economic developments in the candidate countries which will join the European Union on 1 May 2004, even if the measures required to put public budgets on a healthy footing may be expected to have dampening effects on economic growth. As these countries prepare for EU accession in the near future, companies and investors benefit from a better basis for planning, projections can be made with greater precision, and additional stability means that investment projects are implemented faster.

Stabilisation success in CEE

Convergence of interest rates …


30
25
20
15
10
5
0
95
96
97
98
99
00
01
02
03
04
05
06
Forward rates

and of inflation rates


30
25
20
15
10
5
0
95
96
97
98
99
00
01
02
03
04
05
06
Forecast

plus/minus standard deviation

EUR interest rates for 12-month money, in % p.a.

CEE-5 average, in % p.a.

plus/minus standard deviation

EUR inflation rate, % change on previous year

CEE-5 average, % change on previous year

In the medium term, the countries in Central and Eastern Europe should be able to maintain economic growth at close to their potential growth levels of 4 % to 4.5 %. Short-term setbacks – as experienced in the past, for example, by Poland in 2001/2002 – cannot be ruled out. From 2004 onwards, real growth is expected to exceed 4 %, with nominal GDP in euro terms rising by more than 8 % annually. The banking industry in CEE will benefit from this development.

Operating environment for the CEE banking industry

- Internal market: new rules, easier access → stronger competition
- Closer to the euro → interest rate convergence, declining interest margins
- Globalisation in financial services sector → disintermediation, modern corporate finance advisory services
- New technologies → more refined customer segmentation, higher level of product standardisation

Opportunities for the CEE banking sector

The internal market will present much the same challenge to banks in CEE countries as it did to EU banks in the 1990s. Banks from the European Union's current member states will compete for influence and market share in Central and Eastern Europe, too. This will lead to a new wave of consolidation. The CEE banking industry, now completing its restructuring process, will increasingly have to meet challenges similar to those experienced by banks in the EU. The business cycle is going to have a stronger influence on banks' business and earnings, competition is intensifying, margins are narrowing. Patterns of customers' demand and expectations are changing.

At the same time, CEE countries will continue to show the characteristic features of an economy and a banking system that are in the process of "catching up": above-average income growth and below-average usage of banking products. For example, among the population of the CEE-5 countries, only 58 % of those aged over 15 hold a bank account, 42 % hold a bank card, and only 10 % have taken out a loan.

Above-average growth potential resulting from personal income trends and the level of financial intermediation, in combination with the currently low level of product usage, offer banks in CEE excellent opportunities for growth in an environment marked by price stability. This market growth will probably continue beyond the point at which margins start to decline significantly, in line with the convergence of interest rates towards the EU level.

In our scenario, lending volume expressed as a percentage of GDP in CEE will rise from currently 31 % to 38 % by 2005. This will still be much lower than the EU average of 108 %. Total deposits in CEE could grow from currently 43 % to 49 % of GDP. On the assumption of nominal economic growth of about 8 % (in euro terms), this means that banks in CEE can expect loans to grow by 14 %, and deposits by 12 %, annually (in euro terms). This will probably be double the growth rate achieved in the euro area. On this basis, between now and 2005, the total volume of both loans and deposits will grow by some € 80 bn each.

Business opportunities arising from low market penetration of banking services

Usage of banking products in CEE-5 countries

in per cent of those aged over 15



in %
100
90
80
70
60
50
40
30
20
10
0
comparative figure for Austria
highest figure in CEE 5
CEE-5 average
lowest figure in CEE 5
Current account
Bank card
Savings account
Consumer loan
Securities account

The banking network for the "Europe of the Regions"

The increasingly integrated Central and Eastern Europe is the core region of Bank Austria Creditanstalt within the HVB Group. We see ourselves as a regional provider of financial services within an international group. We are designing our strategies, structure and technology with a view to the emergence of a Europe that will have increasingly closer economic links.

Responding to local cultural and economic diversity is the central idea behind the "Bank of the Regions" concept. This makes it possible for regional banks to develop business in their markets with their own entrepreneurial initiative, and to serve their customers in accordance with the practices of the region. These banks have particularly valuable expertise: they know their customers and their customers' habits and ways of thinking. International networking within the HVB Group enhances this expertise. We use the market position (and risk-bearing capacity) of a major international group to take advantage of market potential by targeting specific customer groups and meeting their needs. This expertise is brought to bear in the market in the form of work processes, standards applied across all regions, and modern risk management methods.

Mutual transfer of know-how in line with the "Bank of the Regions" concept: guidelines and methods of modern bank management as a basis for local customer business

To encourage the exchange of knowledge and experience between the individual banks, sales meetings are held at regular intervals in different countries. These meetings are organised to deepen cooperation among the banking subsidiaries and, of course, to promote the mutual transfer of know-how.

☆☆☆☆☆☆☆☆☆☆☆☆☆

The Banker
Bank of the Year 2002 in CEE

Expansion by stages

Bank Austria Creditanstalt's approach to business development differs from country to country: from a "universal banking approach" (organic growth, e.g. in Poland) to "focused market development" (expansion of the distribution network with a multichannel strategy, e.g. in the Czech Republic, Slovakia, Hungary) and "selective expansion" (acquisitions in the course of the privatisation/consolidation process in South-East Europe). Differences in the size of CEE countries, in the maturity level of their economies, and in business practices and consumer habits, make it necessary to adjust the market approach to each individual country. For the past thirteen years,

Step-by-step expansion of business


Launching retail banking strategy
Widening private customer base to include top 30 %
Serving upmarket segment of private customers (top 10 %)
Local corporate customers; drive to expand branch network
Greenfield operations: services for multinational corporates; investment banking activities
Stages of development
Croatia
Poland
Czech Republic
Slovakia
Bulgaria
Hungary
Romania
Slovenia
Serbia
Bosnia
Macedonia

Bank Austria Creditanstalt has consistently followed its principle of adjusting its activities in CEE to the degree of maturity of the local banking market.

- Market activities started with the establishment of representative offices; services provided to corporate customers from Austria, Bank Austria Creditanstalt's home market, for their activities in Central and Eastern Europe; and the development of investment banking operations close to local customers (advisory services for privatisations, M&A transactions, corporate finance).
- At the second stage, Bank Austria Creditanstalt started to concentrate on corporate banking business with major local companies. This strategy has proved to be successful: in the more advanced countries – including Poland, the Czech Republic, Slovakia, Slovenia and Hungary – customer share among medium-sized companies has risen to levels of up to 30%. To further enhance this strength, efforts to attract a larger number of business customers in the local mid-market segment will be stepped up. In 2003, the number of customers and lending volume are planned to increase by about 15% (Czech Republic, Slovakia, Hungary). Corporate customers are offered a wide range of Treasury products, including interest-rate and exchange-rate management. Cooperation with other banks (e.g., with National City Bank) is expanded and customer service teams are enlarged.

Strategy differentiated according to maturity level of, and starting position in, regional markets

- The next logical step was to enlarge the customer base to include the top segment of private customers as well as small and medium-sized enterprises (SMEs). Customer share among top private customers has reached levels of up to 10%, and among SMEs up to 20%.


Euromoney
Best Bank in CEE 2002

- In some markets Bank Austria Creditanstalt has now reached the final stage of its development into a universal bank: country-wide expansion of retail banking business. Poland is a market with almost 40 million inhabitants, where Bank Austria Creditanstalt has maintained a strong retail banking presence through BPH PBK from the very start. After the acquisitions made in 2002, the same is true in Croatia (Splitska Banka) and Bulgaria (Biochim). In Slovakia, Hungary and Slovenia, the branch network of the local banking subsidiaries is being enlarged. Following the recently completed introduction of Internet banking in these countries, the banks operating there now concentrate on setting up mobile sales teams and sales cooperation arrangements. Strong efforts are also made on the product side to promote credit cards, housing finance, fund products and account packages meeting the specific needs of target customer groups.

Milestones

Milestones on the road to EU enlargement


Transformation starts
PHARE programme is launched
First association agreements ("Europe Agreements")
Treaty of Maastricht
Copenhagen criteria (democracy, market economy, adoption of acquis communautaire)
Pre-accession strategy for countries seeking EU membership
Austria, Finland and Sweden join the European Union
Road map for negotiations is drawn up
Agenda 2000: accession strategy
Detailed negotiations with six countries
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
BA-CA Hungary
BA-CA Czech Republic, Poland, Slovenia; HVB becomes co-founder of IMB
BA-CA Russia; HVB Czech Republic
HVB Hungaria
BA-CA Slovakia
HVB Poland
BA-CA Romania, Croatia; acquisition of 13% interest in PBK; HVB Slovakia
BA-CA Ukraine; HVB acquires 36.7% interest in BPH

Milestones of Bank Austria Creditanstalt's expansion

Continuing its successful course, Bank Austria Creditanstalt opened a representative office in Skopje, the capital of Macedonia, in March 2003. The Group is now represented in all South-East European countries except Albania. The decision to enter the Macedonian market is also to be seen in the light of the Macedonian government's announcement that by the end of 2003, it will file an application for membership of the European Union. With the strategy outlined above, Bank Austria Creditanstalt seeks to achieve a market share of 10 % across the entire region and at least 5 % in each country.

Participating in the growth market

Effective positioning of Bank Austria Creditanstalt as a network bank to support increasing integration between CEE and EU

Only a bank that became aware of the local opportunities at an early stage and has been active in local markets for a long time ("early mover advantage"), and now has a local customer base, can use the potential available in Europe's last growth market. As the Group maintains a presence in 15 countries (or 16, including Macedonia), it can take full advantage of this potential. This enhances the Group's leading role as a network bank in Central and Eastern Europe. Networking between the various CEE regions and business centres (where productivity clusters are emerging) increases in the same way as the CEE countries' links with EU countries and the division of labour among these countries.

Within the HVB Group, Bank Austria Creditanstalt with its banking subsidiaries and cross-selling units (A/CEE Desks) is the competence centre for Central and Eastern Europe. We can serve our customers in all of the 16 countries and can provide support for customers' investments in the region.

We do not see this process as a one-way street from one region (EU) into another (CEE). We also lead and accompany businesses from the CEE region to EU markets and to other CEE countries. In brief, we take a multinational approach and are guided by the spirit of European unity. In this way we can take full advantage of the diversity and creative potential in these countries with a view to further enhancing our results. Bank Austria Creditanstalt makes available the **financial infrastructure for the increasingly integrated Europe**. Proceeding from this vision, we will vigorously pursue business expansion in Central and Eastern Europe in the interests of customers and investors.

***The Group** serves about 3.5 million customers with 900 offices in 16 countries. With total assets of € 25 bn and a network that covers the entire region of Central and Eastern Europe, Bank Austria Creditanstalt is the leading network bank for an increasingly integrated Europe.*



Detailed negotiations with remaining countries
Treaty of Nice
First ten accession countries named
Conclusion of negotiations
Signing of accession treaties in Athens
New members join the EU on 1 May, before elections to the European Parliament
Draft of future financial framework
Austria takes over EU presidency; possible introduction of the euro in several countries
Potential date of EU accession of Bulgaria, Romania, Croatia
1999
2000
2001
2002
2003
2004
2005
2006
2007
Interest in PBK increased to 43 %; HVB's interest in BPH increased to 49.9 %
Majority shareholding in PBK (57 %); HVB holds majority interest in BPH (86.1 %)
Integration of HVB's CEE units in Bank Austria Creditanstalt
Merger of BPH and PBK; acquisition of Biochim and Splitska Banka; merger of Biochim and HVB Bulgaria

The CEE Banking Subsidiaries


WARSZAWA
KRAKÓW

Poland

€ m	2002	2001
Total assets	10,908	13,111
Net income before taxes	107.8	66.5
ROE before taxes	8.5 %	4.6 %
Cost/income ratio	67 %	66 %
Employees (full-time equiv.)	12,089	14,387
Offices	560	637

Poland

In 2002, Poland achieved economic growth of 1.2 %, following 1.0 % in 2001. Growth was fuelled by private consumption, which was in large part financed with private savings. Investments in plant and equipment, on the other hand, which declined by 9.8 % in 2001 and 7.6 % in 2002, were unable to make any contribution to economic growth.

Prices increased at a slower rate despite buoyant consumer demand. Inflation dropped from 5.5 % in 2001 to a record low of 1.9 % in 2002. The low inflation rate permitted the central bank to further relax its monetary policy. At the end of November 2002 it lowered its 28-day open-market rate to 6.75 %. At the beginning of 2002 this was still 11.5 %, and at the beginning of 2001 as high as 19 %.

2002 saw a decline in foreign direct investments in Poland. However, portfolio investments remained at a high level, bolstered by the decision to set May 2004 as the date for EU accession and by the country's substantial financing requirements. The consequent influx of funds put the zloty under considerable pressure to revalue and increased the currency's volatility.

Future economic developments in Poland will be determined by the country's impending entry into the European Union and the need for budgetary reforms. The deficit for the country as a whole will amount to about 6.5 % of GDP in 2002. Revenue from privatisation, in particular, remained at a very modest € 0.3 bn and reached only 18 % of the target figure.

But the negotiations with the EU on the method for calculating the budget and state debt, and the form in which the Stability Pact and the Maastricht criteria are to be applied, will also be decisive in determining the further course taken by the Polish economy.

Gratifying results

The results achieved by the Group's subsidiary in Poland in 2002 were very encouraging. BPH PBK's net income before taxes jumped by over 62 % to € 107.8 m. In local currency this corresponds to PLN 433.6 m, an increase of 87 % over the previous year.

The bank turned in this strong performance despite difficult economic conditions. However, other factors such as the sharp drop in interest rates and the introduction of a capital yield tax in Poland adversely affected business operations. The volume of loans to customers, in PLN terms, increased by 5.8 %, while the volume of deposits declined by 6.2 %. The pressure on margins was only partly offset by price adjustments.

Interest income (in PLN) fell 11 % short of the previous year's level, while net fee and commission income climbed by 37 % in local currency, or by 19 % in euro terms, over 2001 (2002: PLN 808 m or € 201 m). Although several large borrowers defaulted, the net charge for losses on loans and advances, at € 125 m, was well below the level of the previous year following the introduction of new risk management systems and an improvement in the quality of the portfolio as a result of portfolio adjustments since 2001.

www.bphpbk.pl

General administrative expenses declined despite the costs incurred through the integration of IT systems and many other integration projects. General administrative expenses totalled PLN 1,783 m in local currency, which is 5 % below the level of the previous year. This corresponded to € 444 m and cost savings of over 17 % in euro terms.

The bank's restructuring and integration projects reduced the number of branch offices to 560, and cut staffing levels.

Retail customers

The year under review saw an increase in the bank's market share of personal loans. Its share of deposit business, an area which generally experienced declines, was more or less maintained at the level of 2001 despite difficult conditions. Developments in the area of mortgage financings, which increased at a disproportionately high rate of over 60%, were very satisfactory. In this sector, BPH PBK is number two in the Polish market.

The bank offers advisory services tailored to the needs of the individual customer segments following the restructuring of the branch network in 2002. This was supplemented by new product initiatives such as account packages, which are targeted at small and medium-sized businesses.

In the fourth quarter of 2002, BPH PBK provided impressive proof of its sales efficiency in a sales campaign for its new credit card offer and the marketing of CA IB's "Pro Lokata" Fund (a mixed fund with 80% bonds and 20% equities). Efforts to place the "Sezam" account packages in the market were equally successful and won general recognition, including an award for innovative banking cards and new features.

Corporate customers

Developments were characterised by a restructuring of sales operations and the introduction of a new customer segmentation. Organisational measures to improve the services provided to the bank's 10,000 corporate customers include the establishment of 27 Corporate Centers and 30 additional corporate banking units.

Activities within the defined core product segments focus on introducing innovative solutions in transactional banking and electronic banking, a measure whereby the bank is able to further expand the expertise provided in this segment.

The business initiatives in 2002 boosted developments especially in the area of deposit-taking business. The average volume of deposits climbed from PLN 8.0 bn in the first quarter to PLN 8.7 bn in the fourth quarter of 2002. The consistent streamlining of the portfolio and the need to write-off some of the large loans (e.g. Szczecin shipyard) resulted in a slight contraction of market share in corporate loans.

International Markets

Treasury activities focused on the deployment of new products and the expansion of customer relations with corporate customers and financial institutions in close cooperation with the Corporate Customer division. In the area of custody business, the bank succeeded in significantly increasing the growth of assets under custody. The comprehensive range and high quality of services offered by the bank helped toward enlarging its customer base.

☆☆☆☆☆☆☆☆☆☆☆☆☆☆

Global Securities and Custody Survey (GSCS)

Best Emerging Market Custodian in Poland

*The **integration of the IT systems** of BPH and PBK to create a single platform was implemented in a record time of only nine months and, following the banks' legal merger, has so far represented the most important milestone in the merger process. The IT Big Bang (transfer of data, conversion, verification, routine tests), involving 3.4 million customer and 2.6 million deposit data records, was concluded on 15 October 2002. In recognition of the successful IT merger, "Gazeta Bankowa" named BPH PBK "Leading institution in the IT sector". With this step, Bank Austria Creditanstalt succeeded in successfully completing the second large IT integration project (after Austria) of the year 2002 according to plan.*

Projects

In the year under review, efforts focused on stepping up the pace of important, strategic projects to increase the bank's competitive capabilities. Projects included the creation of a new divisional structure for sales activities, providing new solutions for electronic banking services, the restructuring of retail banking sales operations and the reorganisation of BPH PBK's head office. The synergies achieved through the integration process exceeded target figures.


Praha

Czech Republic

Czech Republic

€ m	2002	2001
Total assets	3,936	3,920
Net income before taxes	61.2	57.6
ROE before taxes	15.9%	16.2%
Cost/income ratio	50%	59%
Employees (full-time equiv.)	1,166	1,173
Offices	23	24

In the Czech Republic, economic developments were largely influenced by three factors in 2002: slower growth worldwide, but especially in the EU, a nominal 10.5% appreciation in the value of the Czech crown against the euro (in average terms for the year), and the catastrophic flooding in August. The consequent production losses, declines in tourism and general slowdown in investment activity – despite continued high levels of foreign direct investment – resulted in economic growth of an estimated 2.2%.

Inflation fell sharply, from 4.7% in 2001 to 1.8%. This enabled the central bank to lower key interest rates five times by a total of two percentage points to counteract the strong upward pressure of the Czech crown.

In 2002, despite these unfavourable developments, HVB Bank Czech Republic generated net income of € 61.2 m before taxes, which is 6.3% up on the previous year. With total assets of € 3,936 m and a market share of 5%, it is the fourth-largest bank in the country. Costs were brought under control and potential synergies were realised in the first year after the merger of the units of Bank Austria Creditanstalt and HVB in the Czech Republic. This improved the cost/income ratio, which fell to 50%. Earnings were adversely affected above all by the substantial reductions in key interest rates and the higher volatility on international stock markets.

HVB Bank Czech Republic at present looks after the needs of about 80,000 retail and business customers in 23 business locations. The use of alternative sales channels is rising significantly. About 3,800 customers are already taking advantage of Internet banking facilities, and some 4,600 customers are using telephone banking services. With a market share of 51% we are market leader in the area of credit card business. Besides the sale of credit cards through branch offices, this was achieved in large part through co-branding activities with major Czech companies such as T-Mobile, CSA-Airline or the Mlada Fronta newspaper publishing company. The bank is particularly proud of its exclusive co-operation with Skoda-Auto: the company's 20,000 employees and thousands of Skoda customers give the bank a high acquisition potential. 2003 will see the introduction of mobile sales teams and special retail banking offers for employees of corporate customers.

The bank currently serves 4,300 corporate customers. Last year, business was mainly characterised by weak demand for loans, a result of the high level of foreign direct investment, and by the further pursuit of a selective lending policy in granting loans to local medium-sized companies. In 2002, HVB Bank Czech Republic succeeded in maintaining its leading role as the bank which attends to the financial needs of large international companies in the Czech Republic. It also remained the leader in the area of real estate business.

International Markets operations confirmed their status as the Czech Republic's leading local innovator of products in the year under review. The business unit scored a major success with the issue of a zero coupon bond, which offers investors the opportunity to participate in tax incentives. In order to meet the diverse investment needs, HVB Bank Czech Republic offered investors three bonds with different maturities. Total issue volume amounted to CZK 4 bn (€ 130 m), which was floated as a tap issue.

www.hvb.cz




Bratislava

Slovakia

While Poland and the Czech Republic were always lined up for entry to the EU, it took some time for Slovakia to secure its place amongst the 10 countries which are now on the list for EU enlargement. The conclusion of the accession negotiations in Copenhagen in December 2002 cleared the path for Slovakia's accession to the EU in May 2004.

Slovakia

€ m	2002	2001
Total assets	987	766
Net income before taxes	19.8	16.5
ROE before taxes	14.9%	14.7%
Cost/income ratio	46%	52%
Employees (full-time equiv.)	366	313
Offices	17	12

In Slovakia, the process of catching up with the EU economy is gathering momentum. A significant increase in public and private consumption, coupled with stronger export growth, provided a basis for stable economic growth of 3.8% (2001: 3.3%). However, the faster pace of reforms in Prime Minister Mikulas Dzurinda's current second term of office will in the next year or two initially dampen and subsequently boost economic growth.

The rate of inflation was more than halved in 2002, falling from 7.1% in 2001 to 3.3% in the year under review. Slovakia's increasing attractiveness for foreign investors, and the narrowing of the interest rate differential with the euro area when the euro is introduced in Slovakia, is placing considerable upward pressure on the Slovak crown.

HVB Bank Slovakia's net income before taxes totalled € 19.8 m in 2002, which is 20% up on the results for 2001. The bank is consequently one of the best performers amongst the Bank Austria Creditanstalt banking subsidiaries in Central and Eastern Europe. These excellent results were achieved through strict cost management – the cost/income ratio improved to 46% – and a successful business policy.

With total assets of € 987 m, an increase of 29% over 2001, HVB Bank Slovakia remains one of Slovakia's leading banks. The bank's services are at present used by about 20,100 customers, of which some 18,500 are retail or business customers. The distribution network was expanded from twelve to seventeen offices in line with the retail strategy adopted in the spring. The bank is planning to increase the number of branches to twenty-five in 2003. This expansion was accompanied by higher staffing levels. The success of this strategy is most apparent in the favourable growth of consumer and mortgage loans, where the bank participated to a disproportionately high degree in meeting the growing financing needs of the Slovak population. In 2003 the bank will give priority to expanding credit card business, and to further promoting lendings and investments. It will this year also launch its private banking services and implement its mobile sales activities.

HVB Bank Slovakia continued its successful performance in the area of corporate customer business, and further strengthened its outstanding position as a provider of financial services to large companies. Project financings also developed in a favourable manner. Last year, the bank financed a number of major projects.

Particular attention was paid to the acquisition of medium-sized companies; a further enlargement of the distribution network will give better access to this segment which harbours great potential. In 2003, the bank will offer new, attractive credit packages to small and medium-sized businesses, thereby enabling it to react with flexibility and speed to the financing needs of this customer group. Similarly, the bank is making a greater effort to promote its treasury products in the area of interest rate, exchange rate and balance sheet management.

www.hvb-bank.sk


Budapest

Hungary

Strong private demand for consumer goods and a high level of investment activity resulted in economic growth of 3.3 % in 2002. The government hopes to halve the high public sector deficit of about 9 % of GDP to 4.5 % in 2003.

Hungary

€ m	2002	2001
Total assets	2,450	2,199
Net income before taxes	42.4	42.7
ROE before taxes	16.5%	19.9%
Cost/income ratio	59%	59%
Employees (full-time equiv.)	1,015	1,007
Offices	33	33

Inflation dropped sharply to an average 5.3 % in 2002, prompted by the strength of the forint, high interest rates and the attendant influx of capital. The forint remained a robust currency in the year under review, appreciating by up to 4.5 % against the euro. In January, the National Bank of Hungary lowered key interest rates by 200 basis points in an effort to curb the speculative inflow of funds.

HVB Bank Hungary ended its first business year after the merger with very good results. However, on account of one-off expense items and changes related to tax regulations (a total of € 5 m), this is reflected in the net income after taxes (€ 35 m, up by 5.9 %). Adjusted for one-off effects, the bank's net income after taxes improved by as much as 19.7 %.

The favourable results are attributable to a profit-oriented business policy and the realisation of further cost-related synergies from the merger which took place in 2001. The cost/income ratio was maintained at 59 %, and if adjusted to take account of the aforementioned one-off effects, the ratio improves to 55 %.

A new strategy for retail banking business was approved in the middle of 2002, primarily with the purpose of expanding the customer base from a present 80,000 customers to 200,000 in 2005. The strategy will focus on introducing new mortgage and consumer loans, credit card products and account packages tailored to customers' individual needs. In addition, the bank's sales operations are to be enhanced with the opening of new offices (three new offices are planned for 2003) and through the promotion of electronic sales channels. The subsequent successes, such as the lending campaign launched in mid-October 2002, reflect the soundness of the new strategy.

HVB Hungary serves about 4,100 corporate and real estate customers. Individual financing and cash management solutions ensured that the bank was able to maintain its significant share of corporate customer business (50 % among the top 200 companies) in the face of strong competition in this segment. The implementation of sales initiatives and the enhancement of customer services reflect the stronger focus on local medium-sized companies, which produced favourable results. This strategy will continue in 2003 with a view to achieving a growth rate which is above the market average.

☆☆☆☆☆☆☆☆☆☆☆☆☆

Global Securities and Custody Survey (GSCS)

Best Settlement in an Emerging Market in CEE

The International Markets segment further strengthened its leading position in the Hungarian market. Through its acquisition efforts it succeeded in adding six major international banks to its list of customers who avail themselves of the bank's custodial services. The quality of these services already won recognition from the business magazine GSCS (Global Securities and Custody Survey) in 2002 and in previous years.

In the past business year, HVB-Jelzalogbank, Hungary's third-largest mortgage bank, was integrated within the bank as an equity interest. The transfer of CA Investmentbank to HVB Hungary was also concluded last year.

www.hvb.hu




Ljubljana

Slovenia

The election of Prime Minister Janez Drnovsek as Slovenia's new president and a smooth reorganisation of the government reflect a high level of political stability. Economic data for 2002 reveal that at 3.0% (in 2001: 2.9%), growth was below its long-term potential. The growing strength of private consumption made a large contribution toward this economic growth. This is explained by the increase in loans granted to private households, and by the decrease in savings deposits over the past few months. The general economic environment is largely balanced – with a low budget deficit, a current account surplus, a relatively low level of unemployment, climbing foreign direct investment and a low level of indebtedness – and inflation now represents the only problem remaining unsolved.

Slovenia

€ m	2002	2001
Total assets	764	591
Net income before taxes	12.5	9.6
ROE before taxes	20.0%	16.6%
Cost/income ratio	54%	68%
Employees (full-time equiv.)	243	220
Offices	5	5

Bank Austria Creditanstalt d.d. Ljubljana can look back on an exceptionally successful business year in 2002. The bank was able to maintain its position on the Slovenian market without difficulty, and further strengthened its position as a modern, quality-oriented universal bank. Net income before taxes amounted to € 12.5 m, and thus exceeded the previous year's results by 30%. To counter the narrowing of margins which resulted from competition from increasing numbers of foreign banks, the bank successfully pursued a customer acquisition programme.

The bank sharply expanded its position in the retail banking segment, particularly in the field of mortgage loans. In November 2002, the bank obtained a licence to sell insurance products. The product bundles were adapted to the needs of clearly-defined customer groups with the goal of intensifying cross-selling efforts. In addition, preparations were made to strengthen commission-based activities via alternative investment products.

In the corporate customer segment, BA-CA Ljubljana continued to focus on multinationals and leading Slovenian companies as key target groups. The strong increase in loans (up 34% from 2001) also reflects the bank's growing focus on the mid-market segment, as well as on real estate and project financing business. Despite the weakening economy, the bank boosted its market share in Slovenia's corporate customer segment from 7.3% to 8.1%. These very positive results were achieved via increased cross-selling of complementary bank products such as foreign exchange transactions, forward transactions and corporate business cards. The entire Group was recognised for winning mandates to arrange loans in the oil, telecommunications and media sectors.

Pursuant to the acquisition of the Slovenian pharmaceuticals company Lek by Novartis, the Swiss pharmaceuticals company, BA-CA Ljubljana was nominated to settle the transaction, the largest of its kind to date in Slovenia. The bank was thus able to give an impressive demonstration of its competence as a broker.

In 2003 the Slovenian subsidiary bank will therefore pursue a very ambitious expansion programme based on organic growth: in the course of this year, preparations for the opening of up to nine further offices will continue. This will give BA-CA Ljubljana a presence in all key business centres in Slovenia. On account of closer proximity to customers, the bank will be able to focus more narrowly on its core business activities with retail customers and medium-sized corporate customers.

www.ba-ca.si


București

Romania

Economic growth of 4.9 % in 2002 was somewhat below the previous year's level (5.3 %). In view of the difficult international environment, however, this is an impressive performance, especially since it involves broad sections of the economy. While growth in private consumption was lower than in 2001 on account of more restrictive fiscal policies, gross fixed capital formation continued to accelerate. Despite the weakness of the EU economy, which absorbs almost 70 % of Romania's exports, foreign trade made a positive contribution to growth. This also reflects the greater competitive strength of Romanian products.

Romania

€ m	2002	2001
Total assets	548	290
Net income before taxes	10.3	4.6
ROE before taxes	50.9%	33.9%
Cost/income ratio	45%	52%
Employees (full-time equiv.)	161	137
Offices	5	3

Thanks to its strong performance, HVB Bank Romania achieved record net income before taxes in 2002 of € 10.3 m, and a return on equity of 50.9 %, thereby exceeding all expectations. On account of the expanded business activities in the corporate and retail banking segments and in the Treasury field, there were sharp increases in profitability and volume, with total assets reaching € 548 m by year-end 2002. At the same time, the bank held an excellent credit portfolio thanks to effective risk management policies. On the income side, the Romanian subsidiary bank achieved operating income of € 20 m. A strict cost management programme allowed administrative expenses to be kept 18 % under budget. On account of these successes, HVB Bank Romania was named "Bank of the Year 2002". The bank's activities during the past business year focused on increasing business volume and expanding the number of branch offices. The 170 employees of the Romanian subsidiary bank now serve the needs of some 10,000 customers.

☆ ☆ ☆ ☆ ☆ ☆ ☆ ☆ ☆ ☆ ☆ ☆ ☆

Bucharest Business Week
Bank of the Year

In 2002, the bank introduced mortgage loans for retail customers. The strong demand for this product indicates that there is a good potential for future growth in the area of financing for retail customers. The range of products was further enhanced by cash management solutions, VISA cards, account packages and savings products.

Two new branches were opened in Romanian regions in the past business year, and preliminary work on two further branches was concluded. The bank thus now has five branches: two in Bucharest, and one each in Timisoara, Oradea and Cluj-Napoca. Two further branches will commence operations in 2003 in Brasov and Constanta.

In the corporate customer business, the bank serves, in addition to multinationals, blue chip Romanian companies. In the past year, it also started a real estate business, which has experienced a sharp increase in demand for financing products. The Romanian subsidiary bank has made a name for itself as a specialist for structured financing for corporate customers.

In 2002, the bank succeeded in concluding major financing transactions in the oil industry, the cement industry and the Romanian national railways. In the most significant transaction of the last business year, HVB Bank Romania, as joint arranger together with JP Morgan, carried out a bond issue for Termoelectrica, the Romanian energy company. Volume amounted to € 320 m. In the future, the Romanian subsidiary bank will also increasingly devote its attention to the mid-market customer segment.

www.hvb.ro




Sofia

Bulgaria

In 2002, the Bulgarian economy, despite the unfavourable international environment, achieved estimated growth of 4.2% (2001: 4.0%). This increase was supported by strong domestic demand. While private consumption developed somewhat cautiously, the restructuring process, which was slowly accelerating, ensured healthy growth in gross fixed capital formation. This process was supported by a – meanwhile – well-functioning banking sector. In terms of total assets, some three-quarters of the banking market is now under foreign ownership. This has improved the terms and conditions for financing investments.

Bulgaria*)

€ m	2002
Total assets	480
Net income before taxes	14.8
ROE before taxes	26.9%
Employees (full-time equiv.)	1,998
Offices	156

*) after the merger of Biochim and HVB Bulgaria

Bank Austria Creditanstalt significantly increased its presence in Bulgaria in the course of 2002. While it was represented by a single branch office at the end of 2001, Bank Austria Creditanstalt now holds an interest of almost 100% in the country's fourth-largest bank.

In April 2002, the newly-established wholly-owned Bank Austria Creditanstalt subsidiary, HVB Bank Bulgaria EAD, commenced operations by assuming the business portfolio of the branch office of HypoVereinsbank Bulgaria GmbH, a wholly-owned subsidiary of Bayerische Hypo- und Vereinsbank AG. In October 2002, Bank Austria Creditanstalt acquired 99.6% of the shares in CB Biochim AD. This acquisition was preceded by a privatisation process which took course over the space of several months and included detailed examinations and negotiations. Following a record time of only two further months, both Bulgarian banks were merged together in December 2002. The bank will continue operations under the name CB Biochim AD.

☆☆☆☆☆☆☆☆☆☆☆☆☆

Association "Made in Bulgaria"

Bank Austria Creditanstalt best investor 2002

Biochim

These developments helped Biochim, in which Bank Austria Creditanstalt holds 99.7% of all shares following the merger, to strengthen its position as fourth-largest bank with a market share of just under 7%. With 156 offices (40 branches and 116 smaller offices) the Bulgarian market enjoys excellent geographical coverage. The bank will continue to work as a universal bank. It benefits in this regard from the fact that the former core competencies of Biochim and HVB Bulgaria complement each other perfectly. Biochim was previously a leader in the retail banking and local business customer sectors, while HVB Bulgaria's special strength was the international corporate customer business.

Since the merger took place with legal effect prior to the end of the year, the bank published only a single set of annual financial statements, but with each predecessor bank making important contributions to the excellent results. The bank reported total assets of € 480 m, with customer loans of € 220 m, and customer deposits totalling € 342 m. Net income before taxes amounted to € 14.8 m. The ROE reached an excellent 26.9%.

Although the privatisation tied up considerable resources, Biochim succeeded in surpassing its budgetary targets. HVB Bulgaria also closed the year – calculated on a stand-alone basis – with results which were far above its budgetary targets. Moreover, in the second quarter of 2002, HVB Bulgaria acted as lead manager for the mortgage bond issue by the Bulgarian-American Bank, the second mortgage bond issue ever floated in Bulgaria. The volume amounted to € 5.5 m.

www.biochim.com



Biochim, which already utilises a common IT platform, can fully concentrate on customer business activities in 2003, and will continue to expand its market share.


•Zagreb

Croatia

In comparison to 2001, growth in 2002 accelerated from 4.1% to 5%. This growth was assisted by private consumption, which was boosted by better credit terms and conditions, and by positive investment developments. At an average of 2.3% in 2002 (after 4.9% in 2001), inflation was not a cause for concern.

Croatia – HVB Croatia

€ m	2002	2001
Total assets	541	409
Net income before taxes	9.1	11.3
ROE before taxes	17.9%	24.5%
Cost/income ratio	59%	59%
Employees (full-time equiv.)	162	155
Offices	5	5

HVB Croatia continued to assert itself as one of the country's leading foreign banks, despite the highly competitive environment that was characterised by continually narrowing margins. By introducing innovative products and promoting services, while also pursuing efficient cost management policies, the bank also succeeded in maintaining the positive developments in 2002, and delivered a superb performance, with net income before taxes reaching € 9.1 m.

With core deposits of € 169 m and a lending volume of € 400 m, total assets increased by 32% to € 541 m as against the previous year. Special note should be made of the high quality of the loan portfolio, which is among the best on the Croatian banking market.

HVB Croatia will continue to follow its chosen path, namely, to promote the local mid-size sector in addition to the acquisition and servicing of multinationals and local blue chip companies, a strategy that has been pursued successfully in the past. The most significant transaction of the year was the mandate awarded to Bank Austria Creditanstalt AG as facility agent for financing a € 150 m section of motorway between Zagreb and Split. HVB Croatia, as originator of this transaction, also participated with an amount of € 15 m, underscoring its importance as a major partner in the expansion of the country's motorways, one of the government's foremost goals.

In the retail sector, the state residential housing subsidy programme, for which HVB Croatia was named exclusive banking partner, made good progress. All credits granted in this connection are channelled through HVB Croatia. To date, some 180 new apartments have already been financed in four cities pursuant to this programme; some 700 additional apartments in other cities are now either under construction or being planned.

Splitska Banka

In the second quarter of 2002, a majority interest of just under 100% in Splitska Banka was acquired from UniCredito and DAB, the state privatisation agency, as well as a number of small shareholders. With about 1,000 employees and total assets of about € 1.5 bn, Splitska Banka is the country's fourth-largest bank, and the leading bank in Dalmatia. Its business activities focus on small to medium-sized businesses, and retail customers. The bank currently maintains seventy-six business units which are complementary, both in regard to geographic location and customer structure, to units of HVB Croatia.

Croatia – Splitska Banka*)

€ m	2002
Total assets	1,510
Net income before taxes	26.0
ROE before taxes	22.2%
Cost/income ratio	49%
Employees (full-time equiv.)	986
Offices	76

*) Figures for 2002 as a whole. Only the results of the May to December 2002 period were included in Bank Austria Creditanstalt's income statement.

Following the extremely gratifying developments in the course of the past business year, the bank achieved net income before taxes of € 26.0 m and a 22.2% return on equity. The consolidated results of Bank Austria Creditanstalt have included Splitska Banka since May 2002. Both institutions, HVB Croatia and Splitska Banka, will be merged together in mid-2003. The integration process is well under way, and is proceeding as planned.

www.hvb.hr
www.splitskabanka.hr




Sarajevo

Bosnia and Herzegovina

In 2002, the Bosnian economy achieved growth of about 4% (in 2001: 2.3%), supported, among other things, by stronger growth in industry. Thanks to the stabilising influence of the currency board, the rate of inflation was below the 1% level. Budget and structural reforms, e.g. in the banking sector, had a positive impact. Nonetheless, current problems such as the high unemployment level and an extremely unbalanced external position will require further reform measures as well as an acceleration in the privatisation process if Bosnia and Herzegovina is to become independent of foreign financial assistance over the long run.

Bosnia and Herzegovina

€ m	2002
Total assets	11
Employees (full-time equiv.)	44
Offices	1

With the opening of HVB Banka Bosna i Hercegovina d.d., Sarajevo, which commenced business operations on 12 September 2002, Bank Austria Creditanstalt now has a well-established presence in 15 countries (or 16, including Macedonia) of Central and Eastern Europe.

As a universal bank, the bank serves businesses and retail banking customers. In the corporate customer field, the subsidiary bank counts multinational and local export-oriented companies among its main customers. The bank's business activities focus primarily on export and investment financing, as well as payment transactions and documentary business.

www.hvb.ba

In the retail banking area, priority is given to serving customers in the higher end of the market. There are plans to open further offices in the most important regions within Bosnia and Herzegovina. Work has already begun on establishing a branch office in Mostar.


Beograd

Serbia and Montenegro

Although economic developments in Serbia and Montenegro were hindered by political difficulties (in connection with the presidential elections in Serbia, and the Union Agreement), further important reform measures were taken in 2002 (privatisations, payment sector reforms). While economic growth remained below expectations at only about 2%, the monetary environment, in particular, has improved. The dinar exchange rate remains stable, and the rate of inflation has dropped significantly (2002 average: 19.2%).

Serbia and Montenegro

€ m	2002	2001
Total assets	101	33
Employees (full-time equiv.)	57	40
Offices	1	1

Results for 2002 are slightly negative, but nonetheless in October, after only eleven months of operations, the bank was able to post its first positive monthly results.

In the retail banking segment, the bank succeeded in building a significant volume of deposits, and a base of more than 3,200 customers. The range of products extends from VISA credit cards to mortgage loans, which, on account of their innovative character, are enjoying very strong demand.

The bank has some 445 account relationships in the corporate customer business, including a number of leading international companies. In the course of the year products such as the VISA card were successfully introduced. There are plans to expand into Novi Sad, Northern Serbia's economic centre, in 2003.

www.hvb.co.yu




What would the big successes be without the little victories?

Cost Management: Synergies for Greater Efficiency

Bank Austria Creditanstalt has successfully completed the numerous acquisitions and integration measures which have resulted in the bank's current structure (Bank Austria and Creditanstalt in Austria, BPH and PBK in Poland, integration of the banking subsidiaries in CEE). Costs remained stable despite considerable restructuring-related expenses. In view of the current annual increases in salaries and prices this represents a significant reduction of costs in real terms. Synergies are therefore achieved not only through a comparison with the reference scenario (without integration), but are reflected also in the current account, in the actual financial statements.

General administrative expenses mirror consolidation successes in the domestic market

The general administrative expenses from Bank Austria Creditanstalt's operations in Austria (including functional subsidiaries) have risen by 3.1 % in the last five years, or 0.6 % p.a.

An accurate evaluation of cost developments in the Group, i.e. without one-off effects that could distort results, requires the changes in consolidated companies that have taken place over the years to be taken into account. The inclusion of new companies – in Poland, Schoellerbank, the integrated CEE subsidiaries of HVB and the recent acquisition of Splitska Banka – has resulted in additional general administrative expenses of € 563 m. This contrasts with a € 231 m reduction in general administrative expenses from disposals: the foreign branch offices and subsidiaries of Bank Austria Creditanstalt which were transferred to HVB (€ 176 m); BA-CA Handelsbank, which was deconsolidated in 2002; and CA IB and its subsidiary companies (together € 55 m). Adjusted for the balance resulting from consolidation (+ € 332 m), general administrative expenses for the period 1997 to 2002 remained virtually unchanged (+ € 30 m).

General administrative expenses, excluding effects from consolidation, at constant levels in the last 5 years

General administrative expenses


Poland, Schoellerbank and Splitska Banka
Subsidiary companies
Foreign branch offices
Bank Austria Creditanstalt incl. functional subsidiaries
*) Taking into account the deconsolidation of CA IB and BA-CA Handelsbank as at year-end
3,000
2,500
2,000
1,500
1,000
500
0
2,141
458
88
1,595
2,116
444
72
1,598
2,149
446
68
1,635
2,596
524
360
9
1,703
2,773
610
445
1,718
2,503
528
331*
1,644
1997
1998
1999
2000
2001
2002

But costs are under control even if adjustments had not been made: the reductions in general administrative expenses are even more apparent in the new Group structure in place since 2001. These reductions were achieved in all major regions and sub-groups: somewhat over 4 % in Austria, 26 % amongst subsidiary companies (13 % without the companies deconsolidated in 2002), and 13 % in regard to additions, these being the subsidiaries in Poland, Schoellerbank and Splitska Banka (fully consolidated as from May 2002). Overall, reductions in general administrative expenses totalled € 270 m or 9.7 % in 2002.

Synergies and higher productivity lower staff costs

A breakdown of cost items shows staff costs, which account for € 1,406 m or 56 % of total administrative expenses, to be the largest single cost component. In 1997 it still accounted for almost 60 % (IAS, 1998 = 59 %). The item "other administrative expenses" (mostly non-staff expenses), with € 870 m or 35 % of total expenses, came in second place. In the last five years this item has been growing at an above-average rate, which reflects not only investments and the IT-related integration costs, but also the spinning off of important functions in independent subsidiary companies. Depreciation and amortisation (without goodwill), which constitute the remaining 9 % of the general administrative expenses, have also increased in the last few years, which reflects higher amortisation on software.

Staff costs remain stable despite the momentum of wage and salary increases

Staff costs are the key cost factor on account of the necessary investments in information technology and the current IT costs. It is already an achievement if staff costs can be kept constant. Merely the regular annual increases in salary which are based on collective bargaining agreements and internal staff regulations, cause staff costs to rise by **4 % to 5 %** p.a., an increase that first needs to be cushioned.

In the past few years staffing levels have therefore been reduced by an above-average rate. In this way it was possible to offset the costs resulting from such reductions, only part of which were charged against provisions. They include the restructuring costs for early retirement schemes, etc., and the temporary effects of delays.

Gradual, long-term reduction of staffing levels in Austria; swift merger-related restructuring measures in Poland

Bank Austria Creditanstalt and its functional subsidiaries have been steadily reducing staffing levels since the Group was created at the beginning of 1997. This has been achieved largely through turnover in personnel and offering early retirement, and by avoiding operational layoffs. Staffing levels were cut by 3,522 persons (full-time equivalent) or 23 % to 11,916 employees at year-end 2002. The number of employees will continue to be reduced in 2003 according to plan.

Bank Austria Creditanstalt does not see cost-cutting as an end in itself. In a stagnating market where supply exceeds demand, the value which customers want can only be assured by lean structures, constantly adapting to market needs, and high productivity.

In Poland, staffing levels were reduced by exactly the same magnitude. 3,571 positions were cut between 2000 and 2002, which corresponds to a reduction of 23 % in a space of only two years. This is a consequence of the changes made to bring banking operations up to the significantly higher European standards of automation. The changes therefore represent efforts to upgrade the system, a process which will take longer than 2003 to complete. Productivity will need to be stepped up significantly irrespective of market growth. This means that additional positions will be eliminated as a result of synergies from the merger in 2002.

Cost-cutting initiative

The cost-cutting initiative was launched within the entire HVB Group to swiftly respond to the lower-than-expected earnings. Bank Austria Creditanstalt adopted a number of additional measures pursuant to the initiative and implemented these in 2002, which resulted in some immediate benefits. The measures included shortening the time-period envisaged for reducing staffing levels, and increasing the number of positions that are to be eliminated, revising the budget for non-staff expenses, and taking ad hoc measures that will have an immediate impact.

An action plan was prepared by the Human Resources Division in cooperation with the Cost Control Department and the Organisation Consulting Department as project manager. The plan was approved by the Managing Board at the beginning of October 2002. In addition, a Cost Reduction Team was created at a supra-divisional level. The measures are not general top-down targets, but are based rather on detailed analyses at the departmental level.

Further cost reductions will take place on a selective basis (and not "across the board"). One of the bank's guiding principles is to do this without adversely affecting the performance and efficiency of day-to-day business, especially customer business. Headcounts are consequently being reduced primarily in organisational units which do not have direct customer contact (production, settlement, administration): a thinning-out process involved identifying and removing decentralised bank support service functions such as controlling/accounting, organisation/IT, human resources and marketing in all divisions. The departments are being streamlined.

Cost-cutting programme implemented for non-customer services

With the support of the relevant divisions, the Cost Reduction Team has eliminated from the respective budgets for non-staff expenses and from the current budgets any expenses not directly improving profitability. This saved the bank € 36 m alone in the final quarter of 2002. Some examples are: external management consultants, costs for obtaining an expert opinion, a reduction of business trips and travelling expenses, and, most particularly, a substantial reduction of hours worked overtime. Working hours eligible for a 100 % overtime premium (night work and hours worked on week-ends) require the prior approval of the head of department and division head.

Reduction of staffing levels in Austria

Employees (full-time equivalent) of Bank Austria Creditanstalt incl. functional subsidiaries and data-processing subsidiaries



16,000
14,000
12,000
10,000
0
15,438
14,217
13,322
11,916
Staff cuts 1996–2002: –3,522 full-time equiv. (–22.8 %)
1996
1998
2000
2002

Reduction of staffing levels in Poland

Employees (full-time equivalent) of BPH PBK and its subsidiaries



16,000
14,000
12,000
10,000
0
15,660
14,387
12,089
Staff cuts 2000–2002: –3,571 full-time equiv. (–22.8 %)
Merger of BPH and PBK year-end 2001, pro forma 2000
1999
2000
2001
2002

Organisation / IT and Internal Services

The Organisation/IT division and related service functions played an important role in the integration and expansion process of Bank Austria Creditanstalt in three respects.

- Firstly, the Organisation division in the narrower sense supervised the numerous integration phases of the last six years as project manager. In this connection it demonstrated its abilities as coordinator of divisions, specialised departments and IT and service departments, as well as in the area of change management.
- Secondly, information technology and settlement functions themselves underwent a process of radical change, and they were the focus of rationalisation efforts. The plans drawn up at the end of 1998 for reducing staffing levels continued to be implemented last year and remained on target. With a reduction of 223 employees or 7.5 % (full-time equivalent), the Organisation/IT division exceeded the target for 2002 by 57 employees. This means that even the division responsible for realising synergies has succeeded in reducing staffing levels by 966 employees or 25.9 % (full-time equivalent) since 1998.
- Thirdly, the IT and service departments quickly developed from back-office departments into service providers. In most cases these are independent legal entities which operate according to principles dictated by market conditions and in part also offer services to third parties. They benchmark their services over the longer term and review the processes of the value-added chain according to internal and external criteria. The resulting value transparency has no doubt been an important factor in guiding suppliers and demanders, and it has helped to keep costs at the bank under control despite difficult conditions.

Organisation and IT departments, and providers of transaction bank services, again faced major challenges in 2002 as a result of far-reaching external and internal changes. The most significant changes were the introduction of the euro, the integration of banking subsidiaries in Central and Eastern Europe, and the "Bank zum Erfolg" project (merger of Bank Austria and Creditanstalt) – tasks which were all accomplished without impeding day-to-day operations. Apart from the successful completion of these projects, the resulting higher efficiency lowered costs, which means that the hoped-for synergies were realised sooner than expected.

Structure of the Organisation/IT division

Besides the Organisation/IT division, which assists the Managing Board with business support services, most IT and service functions are provided by legally independent subsidiaries. Whilst the functions linked to transaction and settlement banking (Group Payment Transactions and Treasury & Securities Services) are represented as divisions within the bank, they are also market-oriented providers.

WAVE Solutions Information Technology GmbH is responsible for the entire systems architecture, its further development and maintenance, and for all data systems projects, including the customer interface. The subsidiary is the Organisation/IT solutions provider for both of Bank Austria Creditanstalt's core markets.

Day-to-day banking operations, e-business and the regular development work needed in this connection are managed and maintained by Informations-Technologie Austria GmbH (iT-Austria) and Data Austria GmbH. **iT-Austria** operates – as a cross-sector joint-venture with other commercial banks and savings banks – the bank's data processing centre. (Since the company is neither controlled nor "material" according to IAS criteria, it was accounted for under the equity method). 2002 is the first full year in which ITA served as an independent telephone provider for the bank, and the telephone costs of Bank Austria Creditanstalt consequently fell by 11 % compared with 2001.

Data Austria functions as a service unit for the Bank Austria Creditanstalt Group's new sales channels. It guarantees ongoing support for the Group's e-business services and provides developers in this field. The electronic banking hotline was used by 64,500 callers from the Private Customers and Professionals segment (online banking), and by 87,000 callers from the Corporate Customers segment. Data Austria also operates, for the bank and for customers, the entire range of the Group's call centres which extend from telephone banking to direct marketing. In one of Austria's most modern call centres, 590,000 calls were answered by a fully-automated system, while 677,000 calls were handled by customer service representatives. Data Austria is assigned to the Private Customers and Professionals division as its activities are closely linked to retail business.

TSG Terminal Service Gesellschaft m.b.H. is responsible for the hardware, including the 16,000 computer terminals and all physical connections.

Domus Facility Management GmbH provides a wide range of services, from facility management and fleet management, printed materials and events management to the operation of staff canteens. The company operates according to entrepreneurial principles based on market conditions, and services are also provided to third parties.

WAVE Solutions Information Technology GmbH

WAVE is the Organisation/IT solutions provider for the Bank Austria Creditanstalt Group. As a wholly-owned subsidiary of Bank Austria Creditanstalt, WAVE has made a significant contribution to the results of the Bank Austria Creditanstalt Group through its professional expertise in the areas of organisation, operations and banking, and through the substantial experience of its employees with regard to mergers.

In 2002, WAVE's business with Bank Austria Creditanstalt resulted in a turnover of € 131 m, and in its business with subsidiary companies in CEE, WAVE achieved a turnover of € 22 m. This corresponds to an increase of 7.7 % relative to the previous year.

WAVE is also a profitable provider of solutions to customers outside the Bank Austria Creditanstalt Group, thereby assuring that levels of efficiency are maintained and improved. Turnover in this customer segment amounted to € 12.6 m, and was achieved mainly through business with HVB Systems, the IT subsidiary of the parent company HVB.

The services provided by WAVE are based on the value created for its customers and are characterised by efficiency, quality and reliability. WAVE conducted its operations in Vienna, Budapest and London with a workforce of 995 persons (full-time equivalent, annual average). 17 % of this workforce comprises external employees, and 38 % are employees which were seconded by Bank Austria Creditanstalt.

The cross-border management of HVB Systems and WAVE was discontinued as of 15 March 2002. This means that all Vienna-based divisions and support service departments again report directly to the management of WAVE. As from the above date, each of the business fields was again supervised by the managers of WAVE's enlarged management team.

Data for the "technical bang"

- 6 software releases installed
- 14,000 modules modified
- 4,200 jobs executed for data migration
- 6,000 jobs adapted for end-of-day processing
- 5,000 data files parameterised for BA-CA
- 15,600 decentralised workplaces and 1,200 servers modified
- Data migration involved approx.
  4.2 million customers
  19.9 million banking activities
  521 million transactions
- 600 WAVE employees implemented the project in 60,000 man-days (corresponds to 300 man-years).

"Bank zum Erfolg" project

The organisation/IT experts of Bank Austria Creditanstalt established a milestone in the IT sector with the successful conclusion of the "Bank zum Erfolg" project on 10 August 2002. Never before was a project of this nature and magnitude (the integration of the systems of Bank Austria and Creditanstalt on just one week-end) realised with so few errors.

Nor were any problems encountered in the follow-up work after the "Bang" (e.g. the integration of the respective customer base, replacement of cards etc.). Bank Austria Creditanstalt immediately had at its disposal a system which met all requirements in terms of performance and response-time. Besides tapping the potential for increasing revenue and cutting costs, we have in this way also further improved our services for the benefit of our customers.

The "Bang" initiated the process for the integration of branch offices and the regional offices in Vienna and the federal provinces. Within the bank's branch office network, 66 projects focused on integrating operations in the Private Customers and Professionals segment, and 9 projects on integrating operations in the Corporate Customers segment. This involved relocating some 500 employees, creating 330 additional workplaces and installing self-service facilities, adapting 1,600 hardware units, and assigning 200,000 customers to a new business unit after informing them accordingly by letter or via information printed in their account statement. About 1,550 of the employees working in the regional offices were relocated or transferred to other units. 61 service centres were created for business customers and professionals, and thousands of customer and business data were assigned to these new centres.

Central and Eastern Europe

One of WAVE-CEE's most important tasks is to support the expansion strategy of the Bank Austria Creditanstalt Group in Central and South-East Europe. In 2002, the Business Consulting Group of WAVE-CEE performed IT due diligence work in regard to the acquisition of Commercial Bank Biochim, Splitska Banka and Croatia Banka. For this purpose WAVE-CEE availed itself of the services of a highly-qualified team of experts from Vienna, London and Budapest. These due diligence tasks led to IT merger projects in Bulgaria and Croatia.

Participation in due diligence work and IT mergers, implementation of standards throughout CEE, process optimisation, development of products and services, adjustment to local conditions

IT merger in Bulgaria

Biochim was merged with HVB Bulgaria, the subsidiary of Bank Austria Creditanstalt, in Sofia as of 27 December 2002 to form a single legal entity. WAVE completed the migration of data from HVB Bulgaria to the IT platform of Biochim according to plan, when the merger of the two banks became legally effective.

IT merger in Croatia

The main components for the implementation of the merger of Splitska Banka and HVB Croatia were in place in August 2002. The initial steps for the realisation of this important project were taken in September 2002. The aim was to implement the software of the CORE02 core banking system and of satellite systems designed by WAVE.

This project, managed by the Business Consulting Group from Vienna, London and Budapest, is scheduled to be completed by 30 October 2003. The merger of the two banks is planned to become effective on 30 June 2003.

Implementation of CORE02 at HVB Jelzálogbank

Following an intensive phase of preparation, WAVE succeeded in winning HVB Jelzálogbank as a new customer in Hungary. The "CORE02" core banking system of Bank Austria Creditanstalt was implemented at HVB Jelzálogbank at the end of the year, parallel to the preparation of the financial statements. The universal banking systems architecture – a multi-branching, multilingual and multi-currency system – provides the functionality which is necessary in CEE and guarantees uniformity within the banking group in the entire region of Central and Eastern Europe.

Internet Banking International (IBI)

One of Bank Austria Creditanstalt's many goals is to offer an Internet banking solution for its retail business in CEE. With IBI (Internet Banking International), WAVE created a product that is an Internet-based technical infrastructure solution. The IBI software has been successfully implemented in Hungary, Croatia, Romania, the Czech Republic, Slovenia and Slovakia, and there are plans to implement IBI in Serbia and Montenegro, in Bulgaria and in Macedonia.

IT merger in Poland

Operations Management CEE and the WAVE project team "IT Integration Poland" played a decisive role in the integration of the two Polish banks, BPH and PBK, at a technical level as of 15 October 2002. This formed part of the major project entitled "IT Merger BPH PBK". The consulting services and other support provided by WAVE-CEE made it possible to integrate the IT systems without difficulty. The two Polish banks had IT systems which were fundamentally different to those of the other banking subsidiaries in CEE. Although the core IT system, most sub-systems and the support structure were entirely different, WAVE nonetheless played an important role in the integration of the IT satellite systems, the exhaustive test coordination process, and the preparation and expansion of the IT contingency plans. OPM CEE was responsible for quality assurance, and in this way made an important contribution toward ensuring that the merger was on target in terms of cost and its ambitious deadline. In this connection, the anticipated synergies were realised according to plan.

Changeover to euro banknotes and coins

The second part of the changeover to the euro in our banking group was managed with great expertise. The bank successfully completed all stages of the process until the final introduction of the new currency, and in doing so it met all deadlines without any loss in quality. Some of the most significant events are described below:

- The changeover process at the turn of the year involved the conversion of about 13 million accounts and transactions into euro.
- Euro note withdrawals had already been made from 2,238 ATMs by 8 p.m. on 31 December 2001.
- The bank had to deal with an exceptionally large number of customers on 1 January 2002 on account of the special business hours; customers who had to wait an hour showed patience and understanding. On 1 January 2002, the volume of cash withdrawals was about 70 % above the level of 1 January 2001.
- 2 January 2002 was the busiest processing day in terms of work volume – the account statements prepared on this day exceeded those prepared at year-end.
- The total amount of cash withdrawn from ATMs until 10 January 2002 reached € 116 m. The number of account statements printed out tripled compared with the same period in the previous year.
- The WAVE User Help Desk had to handle up to 1,400 calls a day in this period, compared with between 350 and 400 calls in the previous year.

The employees responsible for customer service displayed a high degree of professional commitment in handling the business with which they were confronted in the crucial days between 27 December 2001 and 11 January 2002.

The bank handled the dual currency phase until the end of February 2002, and the beginning of the phase when only euro notes and coins were legal tender, without difficulty, like all other milestones during the entire term of the project.

BusinessNet

Bank Austria Creditanstalt adopted a new strategy when it implemented BusinessNet, the unique Austrian Internet portal for corporate customers, as a means to use the Internet as an additional sales channel. The technical realisation through the application of TIP (technical Internet platform) was supervised by WAVE.

A broad range of WAVE projects, from e-banking and transaction banking to the IT requirements of Basel 2

BusinessNet functions as an integrated component of the existing customer service and sales strategy, and as an alternative sales channel. BusinessNet is safe and inexpensive, technically of high quality, but easy to use. BusinessNet has given Bank Austria Creditanstalt a lead of one to two years over its competitors.

The following are the system's most important functions: to provide banking facilities for corporate customers, the management of term deposits, Internet BusinessPlanner, securities trading, communications centre (interactive exchange of news and documents), interactive advisory tools, WebInteraction Meet-me (synchronising the encounter of customer and account manager via the screen), and information database (Austrian land register/register of firms).

GEOS

The GEOS project, a global, integrative system for securities settlement and safe-custody account management, was launched at the end of the third quarter of 2002. It incorporates functions for the acceptance of orders in the retail banking segment, and settlement.

Basel 2

"Basel 2" is a project that is based on an agreement between the world's leading industrial nations. The objective of the future New Basel Capital Accord is to ensure, through capital adequacy requirements, that the capital held by international banks is commensurate with the risks of these banks. The preliminary work on "Basel 2" commenced in the second quarter of 2002. The project is to run until 2007. The following steps of the project had been implemented by the end of 2002: a quantitative impact study, a GAP analysis, and the preparation of a draft paper.

DOMUS Facility Management

In the 2002 business year this subsidiary company of Bank Austria Creditanstalt further strengthened its position as the sector's top service provider. By focusing more on positioning the DOMUS trade name primarily within the Group and to a lesser extent in the outside market, efforts succeeded in visibly changing the company's orientation from an internal service provider to a company operating according to market principles.

☆☆☆☆☆☆☆☆☆☆☆☆☆

Staff canteen competition
2nd place in 2002

In addition to classical real estate management, the **services** provided by DOMUS range from operations technology, facility management and logistics, security, personnel, printing and materials to staff canteens, catering and events management. The range of services is complemented by **DOMUS Plan**, a subsidiary of DOMUS Facility Management, which offers its expertise in the areas of construction project development and construction management.

In 2002, the experience, commitment and capabilities of DOMUS were also effectively applied in major integration projects such as the merger of Bank Austria and Creditanstalt and SKOP ("Standortkostenoptimierung-Programm", a programme aimed at cutting costs by streamlining the bank's branch and regional office network) by way of detailed planning, effective management and the problem-free implementation of all measures relating to construction and infrastructure.

In this connection, **administrative expenses** of Bank Austria Creditanstalt in the 2002 business year were cut by € 1.4 m year-on-year through the efficient application of measures that boosted revenue. Core expenditure for office space was reduced by some € 3.4 m.

The aforementioned developments were supplemented by successful human resource, structural and organisational measures in the areas of staff canteens/catering and printing in order to increase the company's market competitiveness.

Some of DOMUS's declared goals for 2003 are to achieve further synergies through increases in productivity and strategic cooperation, coupled with a stronger focus on third markets related to real estate.

Payment Transactions division

The goals of the Payment Transactions division are defined by greater speed and reliability, and by the long-term, external pressure to lower prices, especially in view of the EU directives for the harmonisation of prices for payment transactions within the European Union. Banks are trying to cushion the resulting losses in revenue through further rationalisation measures and increases in productivity. In 2002 the division was also involved in the changeover to the euro, the "Bank zum Erfolg" project and the cooperation and exchange of expertise with our CEE banking subsidiaries.

In 2002, 357 employees (full-time equivalent) settled more than 353 million payments

After growing steadily in past years (the volume of payment transactions increased at an annual rate of 6 % since 1999), the number of transactions stagnated in 2002 on account of the difficult economic conditions. Bank Austria Creditanstalt settled 353 million transactions last year, about the same number that were processed in 2001. A 2 % increase was recorded in paperless domestic payments, and cross-border payments rose by 4 %.

As in previous years, the bank in 2002 again succeeded in minimising paper-based transactions (–11 %). A number of technical improvements helped to further increase **productivity** in 2002. Since 1999, the year in which Bank Austria Creditanstalt's Group Payment Transactions division commenced operations, a transaction volume which has expanded by 28 % has been processed with 21 % fewer working hours. This results in productivity gains of 13 % p.a.

Maintaining quality standards

In 2002, the Group Payment Transactions division concluded **Service Level Agreements** (SLA) with in-house partners to promote a common understanding of quality standards. The partners were both the customer sales units and the most important suppliers (e.g. from the data processing services unit). The division views the agreements as minimum requirements which it intends to exceed. SLAs are service contracts for retail-based payment transactions, and they ensure that processes are transparent and service quality can be quantified. Cooperation models provide a basis for feedback between the parties involved.

Productivity growth in payment transactions



Man-years
Transactions in millions
500
450
400
350
300
250
200
150
100
50
0
400
350
300
250
200
150
100
50
0
454
437
405
388
357
326
1998
1999
2000
2001
2002
Planned for 2003
Paperless payment transactions (domestic)
Paper-based payment transactions (domestic)
Foreign payment transactions / FPT cheques
Man-years

Technical improvements

The electronic Domestic Payment Investigations system (DPI) was successfully implemented in the final quarter of 2002. We can therefore now exchange standardised messages in interbank business, which in turn enables transactions to be processed more quickly and efficiently. This consequently raises the quality of customer services.

With the employment of new scanning technology, all domestic payment slips handled by Bank Austria Creditanstalt are being processed by means of a single system since the summer of 2002. The new technology operates independent of the data processing centre during daily production and it recognises alphanumeric data. This state-of-the-art technology reduces the number of slips that need to be corrected. Quality standards are therefore also assured in paper-based payment transactions.

Uniform Group standards in Austria and CEE

The Group is steadily intensifying its cooperation with subsidiaries in Central and Eastern Europe. The harmonisation of local requirements with Group standards is being coordinated by an international group of experts and supervised by the head office in Vienna. Preparations for EU enlargement are well under way in this business segment, and the Group Payment Transactions division has made its experience and expertise available to the Group's subsidiaries through a working group. The future implementation of a new foreign payments system by the foreign banking subsidiaries will boost productivity and the quality of services, and it will facilitate the introduction of standardised payment transactions products.

Bank Austria Creditanstalt AG has assumed the clearing function in respect of foreign payment-based EUR-denominated cheques for CRS A/C for the paying agent Citibank International plc., Austria branch, Vienna. All cheques which are directed to the aforementioned paying agent are presented to us for further processing.

Plans for a cross-sectoral payment transactions settlement system

The Bank Austria Creditanstalt Group, BAWAG P.S.K. and Erste Bank/savings banks group are discussing plans to establish a company for the settlement of domestic and cross-border payment transactions. The company would be used by all the above founding companies and would operate under the name Zahlungsverkehrsabwicklungsgesellschaft mbH ("ZVG").

The decision for the creation of such a company would be based on strategic considerations such as the establishment of an Austrian clearing house and the promotion of Austria as a business location, as well as efforts to raise the cost/performance ratio. The synergies that may be realised through this project could significantly help to reduce the losses that have been incurred in the payment transactions segment in the past. The resulting synergies could consequently also support the Austrian economy.

From a current perspective, the plans foresee a clear distinction between the joint processing of payment transactions on a non-competitive basis, and the payment services (and all other banking transactions, product and market activities) which will continue to be provided separately by each of the banks involved. A rationalisation of payment transactions would make it easier for banks to keep costs for domestic payments at current levels and to reduce costs for foreign payments in line with EU requirements.

Rationalisation of payment transactions in the interest of consumers and banks

Based on present estimates, a future company for the settlement of payment transactions which also meets the requirements for payment transactions within the EU would settle about 1.2 billion transactions each year with a staff of some 1,500 employees. The company would operate from two locations in Vienna. The banks mentioned above are currently awaiting the approval of the cartel authorities for the implementation of the project.

Treasury & Securities Services

Back-office functions for securities business and Treasury experienced developments which were similar to those seen in payment transactions. On account of the great diversity of products and the numerous internal/external and regional customer groups, the range of services offered by Treasury and Securities Services is much more varied and complex. The challenges faced by this segment are cost-cutting pressure, the need to constantly make adjustments to fulfil new regulatory requirements in connection with the globalisation of business practices, new markets in CEE and the increasingly complex nature of product innovations. The bank's efforts focus on increasing productivity through automation and through the re-engineering and shortening of process chains, and on account management and measures to enhance the level of employee qualification. In this area, emphasis in 2002 was on quality management, and measures taken in this regard included defining, measuring and agreeing on standards of performance, and on providing feedback to in-house and external customers.

Growing diversity and complexity of products

One of the most important tasks in the first six months of the previous year was the implementation of the **"Bank zum Erfolg"** project. In this connection activities focused on the integration of internal and external accounts and safe-custody accounts, the standardisation of processes and the elimination of internal calculations between Bank Austria and Creditanstalt.

Development of transaction volumes

4 million transactions, 35,000 capital measures and income credit entries, 280,000 safe-custody accounts

The persistent weakness of the markets in 2002 is reflected in the decline in transactions processed by the Treasury and Securities Services division. All types of transactions experienced declines with the exception of treasury derivatives, foreign exchange/money market interbank business and Securities Plan settlements.

In the area of Treasury settlements, the record number of transactions relating to foreign exchange interbank business in the previous year was exceeded by an additional 5 % in 2002. It was only offset by the anticipated contraction of dealing in bank notes following the introduction of the euro, while the declining trend in foreign exchange/money market customer business continued in 2002. The number of OTC derivatives rose sharply following the transfer of swaps from CA IB London.

In 2002, developments in **securities settlements** were characterised by a decline in safe-custody accounts, largely through the closing of anonymous safe-custody accounts, and by fewer settlements of purchase and sales transactions, especially in regard to exchange-traded derivatives.

The number of **income** credit entries and **capital measures** settled by the department both contracted for the first time in five years.

The number of **mutual funds** for which the depository bank provides services continued to increase, while fund volume declined, largely as a result of price movements.

Quality management

Further achievements which were realised through measures to enhance quality are for example reflected in a significant drop in the number of complaints and cancellation of settlements. Other important developments were the completion of the Process Handbook in cooperation with Capital Invest and the creation of a quality management and reporting system for services provided to Private Customers and Professionals.

Costs

Efforts to lower personnel expenditures were also successful: this was the result of the ORG/IT projects (e.g. "Kupon-Neu") and optimised work procedures (e.g. in the coordination of the depository facilities). A significant reduction in staffing levels and the number of hours worked overtime was achieved with the help of measures taken in regard to human resources management. The measures were implemented on the basis of an internal personnel capacity utilisation analysis.

The reduction of IT costs, which were lowered by more than one-third through disciplined cost management, was even more pronounced.

However, as in the past, the numerous changes required by legal provisions and market conditions will remain significant cost factors. Examples are the US tax regulations, changes to the Austrian Investment Fund Act, additions to the SWIFT ISO 15022 formats, and the introduction of ISIN (International Securities Identification Number).

Automation in the long term benefits the customer

The strategy of Treasury & Securities Services – not a back-office for the passive settlement of orders received for processing, but rather a service provider which seeks to operate competitively on the market – is aimed at realising the full potential for cutting costs. This involves a long-term process whereby the customer's interest in reliable and efficient services goes hand in hand with the bank's own interest in competitive workplaces.

Bank Austria Creditanstalt is therefore pursuing a forward-looking strategy. The strategy seeks to increase the STP (straight through processing) rate in the retail orders segment to a level which permits human resources to be freed for areas with greater value added.

The **STP rate** is an indicator of efficiency and quality in securities and treasury settlements business. STP means that an entire work process, from the customer to settlement, is fully automated and therefore takes place without manual support (straight through). The processes consequently become more reliable and more efficient, whilst assuring higher quality.

2.2 million securities settlements


Investment management companies 7%
Banks 8%
Own securities 27%
Retail orders 58%

In this way, the Treasury settlements unit further increased the high STP rate of 88 % during the year to 96 %, boosted by its successes in the areas of interbank FX and the interbank money market. This level is an impressive achievement even by international standards. The STP rate is expected to remain fairly constant in the next few years.

With STP, the customer is assured greater reliability, quality and efficiency

The securities settlements unit succeeded in raising the STP rate from 60 % in 2000 to 71 % in 2002 – an increase of almost 20 % – through targeted organisational and data processing measures (as an average of all types of securities – equities, bonds, options, funds – and markets).

In June last year the Managing Board took a decision of great strategic importance when it advocated the implementation of GEOS, an integrated data processing system, at Bank Austria Creditanstalt. The system is to be operative by 2004 and will safeguard the competitiveness of the bank's securities operations in the medium and longer term.

GEOS covers the complete chain of processes in the securities retail business as well as settlements, clearing and safe-custody business, and portfolio management. In addition, there are standardised interfaces to the front systems and the downstream systems of the bank and external partners. GEOS offers modern functions such as multi-branching, online accounting and round-the-clock service. The system's SWIFT function supports the bank's STP goals and consequently also the bank's efforts to increase productivity and improve the quality of its products and services whilst reducing the risk inherent in settlement business.

Integrated data processing system covers securities retail business, settlements, clearing and portfolio management

Growing level of automation

Straight through processing rate


in %
95
90
85
80
75
70
65
60
96 %
96 %
96 %
90 %
88 %
81 %
72 %
71 %
65 %
60 %
2000
2001
2002
2003e
2004e
STP rate for all transactions
STP rate for treasury operations

Human Resources

The key words used in 2002 also reflected the personnel-related work which faced the bank during the year: integration projects; the subsequent concentration of newly-freed human resources on customer business activities; and parallel to this, improvements in efficiency and performance. Difficult tasks such as the integration-related issues in the personnel area in Austria, the merger in Poland and the integration of new banks in CEE were also on the agenda. These projects were successfully completed, as were the bank's usual day-to-day personnel activities. The above tasks were all performed with the bank's long-term personnel needs in mind. The objective is simply to develop human resources for the bank's marketing campaign in both mature markets and growth markets. In this connection we rely on a constant process of renewal and on flexibility in a changing environment. With modern staffing, training and development, central and decentralised personnel management activities contribute to the integration process. These activities promote both the free cross-border exchange of knowledge, and the creation of a motivated and competent staff with an entrepreneurial service awareness.

Long-term approach to personnel policies despite difficult environment

In 2002, Bank Austria Creditanstalt's Human Resources division focused on three major areas (apart from day-to-day administration):

- **Mission statements:** at a general and organisational level, **internal mission statements** were developed for personnel-related activities. The division placed an even greater emphasis on observing certain common principles, such as viewing fairness, transparency and calculability from the perspective of the bank's employees, and playing an active role in implementing the bank's corporate objectives.

In order to achieve synergy effects, standards were developed pursuant to the above principles which apply to personnel-related activities throughout the entire Group. We view this as a pragmatic process which blends together local and supra-regional elements, and not as a ready-made recipe. A conference of human resources directors from Group companies in Austria and in CEE took place for the first time in autumn 2002, which included the participation of new personnel directors from our young subsidiary companies in CEE. Following the establishment of the necessary organisational structures, cooperation and coordination among the personnel departments within the Group can now be strengthened.

- **Integration projects:** in 2002, pursuant to the "Bank zum Erfolg" ("BzE") project, we successfully completed the full administrative integration of some 3,600 former Creditanstalt employees. Comprehensive training measures, supported by a change management team, helped the bank to make the transition from parallel operations to technically identical processes and products. The merger creating BPH PBK in Poland and the integration and organisational work of the new subsidiaries in South-East Europe represented another area of emphasis.

The challenging **staffing targets** for 2002 were not only reached, but actually surpassed (refer to the chapter 'Cost Management', page 100). In Austria, reductions in staffing levels have been and are part of a long-term strategy to boost productivity which has been pursued since the beginning of the merger process. Cost synergies have thus been achieved over a period of years and have not necessitated operational-related lay-offs. The rapid and substantial reduction in staffing levels in Poland, on the other hand, reflects the "system transformation", i.e., the establishment of automated, modern banking processes within a two-year period.

- **Development:** a major future-oriented area of emphasis in 2002 comprised the further development of human resources development tools geared towards bringing into balance the opportunities and expectations of employees as they plan their lives with the operational requirements of the bank. "Sustainable personnel policies" ensure a win-win situation for both sides: on the one hand, employees enjoy clear long-term prospects with the bank, on the other, the bank benefits from the greater flexibility of its staff. Sustainable personnel policies, by promoting human creativity and personal commitment, make possible both "large and small" successes.

Human Resources Management in A+CEE "Banking for success" in the personnel field

Important personnel-related changes – known as the "Personnel Bang" – were linked to the legal merger on 10 August, which took place with retroactive effect on 1 January 2002. Thus there have been Bank Austria Creditanstalt employees since August 2002. Numerous preparations and negotiations preceded this logical step, since Bank Austria and Creditanstalt, despite having been in the same banking group for a longer period of time, operated pursuant to different **internal service regulations** and were even in different segments of the banking industry (the savings-bank sector and the commercial banking sector). Apart from the internal service aspects, and the disparate collective agreements which served as the legal basis for employment, the two banks also maintained completely different processing systems for managing human resources data.

Fairness and timely clarification were the key principles used with regard to achieving a common identity as quickly as possible. The procedure used for selecting individuals for management positions (directors of regional offices, department heads and branch managers, heads of services centres) was standardised to ensure a transparent and objective selection process, in order find the best-qualified applicant for the available position.

We offered a number of **informational events** for employees throughout Austria, and held numerous individual discussions to explain the transitional provisions and to eliminate any misunderstandings which can always arise in connection with written communications. "Roadshows" have therefore become a regular feature of modern personnel policies.

"BzE" project from a human resources perspective: internal service agreements, organisation, appointments, training, change management

Seminars were held for some 7,000 colleagues to prepare them for the new uniform line of products that was introduced in August in our branch office network for retail, business and corporate customers, in order to ensure a high level of professionalism for advisers and salespeople from the very start.

In addition, we took advantage of some of the most up-to-date interactive **e-learning** systems available, which were very well received by employees. For BA and CA employees working side-by-side in our branch offices, we organised team development **workshops**. There was very positive feedback from the more than 1,000 participants.

The "BzE" project was completed with the transfer of salary payments for active employees in August, and transfers to CA pensioners at the end of the year, via a completely new IT system (the **administrative** aspects of the "BzE" project also represented a considerable achievement).

Cooperation between the Human Resources division and the Employees' Council helped to bridge the "naturally opposing concerns" which arose with regard to the implementation of far-reaching integration measures, including the legal principles and the bank's internal service regulations. It was shown that the **social partnership** which has existed within the bank for years is also an effective means for overcoming difficult hurdles.

With the completion of these steps, all the prerequisites for a new identity had been meet. The **team spirit** will grow as employees work together on behalf of their customers.

Integration and human resources management in Central and Eastern Europe (CEE)

The **operational merger**, which brought together **BPH and PBK** to create BPH PBK, a bank with more than 12,000 employees, was successfully concluded in October 2002. Employees in the Human Resources CEE department (HR CEE) participated extensively in change management activities, in establishing the new structure and in defining and achieving personnel-related synergies. The merger in Poland was the last in a series of mergers among HVB and BA-CA subsidiaries in the CEE region. In addition, we were also able to successfully conclude the **acquisition** of two banks: Splitska Banka in Croatia, and Biochim in Bulgaria.

*Human resources activities in CEE focus on assisting subsidiary banks to achieve their goals and implement their market strategies. Intensive contacts (including personnel-related conferences), strengthen the **HVB Group network concept**, so that the entire Group can benefit from synergies. Uniform standards for personnel activities are being designed and implemented where they make sense and yield synergies. However, a mutual understanding or a common statement of principles is usually enough for orientation purposes. Operative personnel activities are pursued autonomously on a regional basis, and can thus benefit from local strengths.*

In **Bulgaria**, the legal merger successfully took effect at the end of the year, while the merger in **Croatia** is scheduled for the end of June 2003. In these projects, HR CEE is accompanying the change management process, as well as the management selection and appointment process. Employees were provided with comprehensive information, which enabled them to devote sufficient energy to operative business activities even during the merger and restructuring phase.

HR CEE was involved from the very beginning with the establishment of the new subsidiary bank in **Bosnia and Herzegovina**, which opened at the beginning of September 2002. In addition to the transfer of know-how, HR CEE also provided operative support, e.g., with regard to the selection of key employees, the training of human resources managers, the secondment of expatriates as well as the preparation of internal service regulations.

For certain tasks (e.g. transfer of know-how, implementation of Group standards), employees from the head office ("expatriates") were seconded to subsidiary banks. The **"International Career" trainee programme** was created to ensure the future availability of expatriates. Trainees are prepared to assume a specific independent task at the subsidiary bank. While the primary focus is on technical training, intercultural and management skills are also emphasised.

Technical training, management training and intercultural skills

The HR CEE department thus **acts as a hub** which advises subsidiary banks, prepares guidelines where necessary and ensures the adequate flow of expertise into the region.

Staffing developments in the region are driven by the goal of realising synergies from the merged banks, thereby gaining manoeuvring room for further expansion. That means: significant reductions where possible, and cautious expansion, where strategically necessary, with an emphasis on the quality of staff.

Staffing in CEE

	2001	2002
Poland	14,387	12,089
Czech Republic	1,173	1,166
Slovakia	313	366
Hungary	1,007	1,015
Slovenia	220	243
Croatia	155	162
Croatia, Splitska Banka	–	986
Romania	137	161
Bulgaria	54	58
Bulgaria, Biochim	–	1,940
Bosnia and Herzegovina	–	44
Serbia and Montenegro	40	57

HR Development

Staffing

Recruiting efforts – emphasis on CEE

In its recruiting efforts at universities, Bank Austria Creditanstalt is enhancing its image as an employer in the promising markets of Central and Eastern Europe, through the selective sponsoring, for example, of the **"Master Class Eastern Europe"** and the **"Joszef"** programme. Under the slogan "Junior Management for the East", Bank Austria Creditanstalt is pursuing the goal, in cooperation with the Vienna University of Economics and Business Administration, of hiring top graduates who view work in CEE countries as a career challenge, and who have the necessary language abilities.

Ensuring there is a management pool to meet future needs and hiring qualified experts and managers is – in line with productivity goals – the main focus of personnel activities

In order to have cross-border contacts with graduates at as early a stage as possible, we offer internships at CEE subsidiary banks, and also invite students from Central and Eastern Europe to participate in internships in Austria. The **"Centre of Excellence"** is a further project managed in cooperation with the Vienna University of Economics and Business Administration. Under this programme, the top students completing the first part of their studies are accompanied for four semesters by well-known companies, who are seen as potential future employers.

New recruiting procedures

Following the merger of Bank Austria's and Creditanstalt's human resources departments in July 2001, we revised the recruiting procedures and instruments used to select various candidate groups. With modern, target-group specific and more efficient recruiting instruments, a uniform **recruiting standard** was established throughout the bank. A high level of staff competence is ensured by closely focusing on the business unit's personnel requirements, and by inviting selected managers to participate in the selection process. For example, at the bank's newly organised Assessment Centre, specially trained managers from the bank's business divisions select highly-qualified university and technical college graduates for the **"Top Start" trainee programme**.

New training strategy for apprentices

Bank Austria and Creditanstalt both placed a great deal of importance on training young apprentices to become **qualified bank employees**. A new training strategy for apprentices was introduced in autumn 2002 following the merger of Bank Austria and Creditanstalt. In the first year of their apprenticeship, apprentices become familiar with various divisions located at the bank's headquarters. Beginning in the second year of the apprenticeship, training is continued within the bank's sales channels at various branch offices. Experienced employees provide apprentices with intensive training to help them prepare for the final apprenticeship examination.

In addition, prior to giving apprentices who have successfully completed the apprenticeship programme full employee status, a newly-designed procedure has also been introduced to provide a qualified estimate of an apprentice's potential as a future employee.

Training

"BzE" training programme

Training measures pursuant to the **"Bank zum Erfolg"** project formed the focus of training activities in the first half of 2002. Prior to the legal merger in August 2002, the bank's sales staff was provided training to enable them to offer all customers in all branch offices the same, high-quality line of products and advisory services. In addition to keeping expenses to a minimum, the training strategy also gave priority to supporting the integration process with regard to employees. In view of the size of this task, learning processes were decentralised – "learning near the job" – while qualitative components were provided direct support. With the implementation of an Intranet-based platform for learning, the bank realised a forward-oriented strategy for training and continuing education.

In addition to participating in two mandatory seminars, each employee was required to complete, at his place of work, a certain number of study units in the Intranet. The mandatory seminars were held on location in the various regions – by trainers from the region – for employees of both banks. The seminars served primarily to assist with the integration of employees, and to help employees prepare for, and reflect on, learning processes.

Employees, acting on their own initiative and at their own pace, increased their knowledge through 'web-based training' on the bank's Intranet. To ensure the employees' success, employees were assigned individual study plans which were accessible at all hours via the Intranet. Each study unit concluded with a test in the Intranet. The study units could be repeated as often as desired.

"BzE" training: web-based training in the Intranet with immediate performance feedback, flanked by integration-related events

The progress made by each employee with respect to individual study plans was documented in the Intranet in 'real time', and could be viewed at any time by the employee and the employee's responsible supervisor.

The training strategy enjoyed a high level of acceptance, which is reflected in the fact that in addition to the mandatory 90,000 study units, a further 14,000 study units were reviewed on a voluntary basis. All of the bank's employees were able to complete their study activities successfully and on schedule. Employees spent an average of four hours "online". The total time spent online for study purposes amounted to 25,900 hours.

Training in CEE

New training measures are being developed within a network consisting of training managers in Austria and the CEE countries, while programmes which have proved to be effective in individual countries are being made available for all the partners within the network.

This strategy not only ensures synergies in planning, but also high quality standards for training measures implemented throughout the Group. Where possible, seminars are held on location, in the language of the participants. Not only does this reduce travel and hotel expenses, it also increases the efficiency of the seminars and makes it easier to transfer the contents of the training to daily operations.

Seminars are only held in Austria when the key concerns are intercultural communication among participants or the qualification of the cross-border management pool. This applies particularly to the training provided to trainers and managers.

"Learning without borders" – the motto behind training activities in the CEE region

In 2002, CEE training programmes thus focused on training new trainers and qualifying employees in the management pool.

As in 2001, a special development programme was offered, in cooperation with the Vienna University of Economics and Business Administration, to selected, promising young managers.

62,000 training days for ...


Basic training 15 %
"Bank zum Erfolg" project 18 %
Technical and sales training 37 %
Language/EDP training 9 %
Human relations skills 9 %
Management training 12 %

All of the thirteen participants successfully concluded the development programme with the equivalent of a post-graduate MBA.

Developing and defining a common basic training programme for new employees, as well as a common sales training programme for CEE subsidiary banks is one of the bank's priorities in 2003.

Sustained qualifications initiative

Innovation, the quest for constant improvement, requires a high level of technical knowledge which adapts quickly to the needs of the market, and the ability to meet the growing needs of our customers and offer creative, individual solutions.

Part of our corporate culture includes the concept of "lifelong learning", which is an answer to the quick pace of change in modern society. Thus during the year under review, the bank made significant investments in educating and training programmes for employees. The comprehensive, high-quality range of training opportunities covers the entire spectrum of the financial services business. In addition to technical qualifications, a greater emphasis was placed on sales training activities. Finding satisfaction in selling, initiating customer contact, cross-selling and "how to close a sale" were frequently the contents of training seminars.

3,400 training seminars, 62,000 training days

Development

Management development programme

Managers with high technical and interpersonal skills are required to manage sophisticated products which are subject to constant change, as well as to coordinate the cooperation between technical experts and customer advisers, a task which cuts across various departments and divisions. It is against this background that we launched, in 2001, a **development and continuing education initiative** in connection with renowned universities and international business schools. This programme, with the broad variety of subjects it covers, has improved the quality of management and at the same time supported the individual continuing education of dedicated bank executives. To date, 120 junior managers and bank executives have successfully completed this course of study. The management development programme has shown itself to be effective, and enjoys a high level of acceptance. This is not only reflected in the large numbers of employees who remain interested in being admitted to the programme, but also in the fact that a number of articles by professional journals have drawn attention to the programme.

Ticket to success

In the period leading up to the merger between Bank Austria and Creditanstalt, a new instrument was introduced in order to motivate employees and win their loyalty. Selected high-potential individuals received training coupons for amounts of € 5,500 to € 14,500. These 'tickets to success' can be applied, within a two year period, toward further individual development in Austria or abroad. This instrument was a great success. Not only did it help the bank to fend off attempts to poach high-potential individuals, employees universally viewed the training coupons as real 'value added'. More than forty per cent of the training coupons which were issued were redeemed during the first year. These coupons were largely applied toward general management programmes at well-known business schools in German-speaking Europe.

Mobility

For many employees, the ongoing structural changes taking place in the business segments and the expansion into Central and Eastern Europe led to a change in their areas of responsibility. In addition, employees who have worked successfully at the same task for many years frequently request a change in their responsibilities or their department in their search for new challenges. With "MobilServices", the Human Resources department has created an environment in which it can provide professional assistance to executives and employees during the process of change, thereby facilitating job changes within the Group.

Social considerations

New models for working hours

In order to meet the requirements and needs of employees, while at the same time adapting to the changed environment in which the bank operates, it became necessary to completely reorganise the bank's approach to **part-time work**. This meant both creating new models, and adapting the general environment, for part-time work.

The Managing Board and the Employees' Council came to the following agreement regarding part-time work at Bank Austria Creditanstalt: both sides view part-time work as something that enriches both the corporate culture and the quality of life at the workplace. In order to win employee commitment, qualified part-time work for all employees should be offered where work conditions make it possible, in order to take advantage of the potential for productive, high-quality work of those interested in working part-time.

Daily part-time work, traditional half-day models, weekly or monthly part-time models with full working days

Equal rights for part-time employees applies not only to financial remuneration, but also to training and continuing education, and – depending on the technical requirements placed on executives – also to opportunities for promotion.

For the bank, these new models allow it to make flexible use of employees wishing to take advantage of part-time opportunities, thereby providing them with additional motivation. For employees, these models give them greater freedom to organise their personal lives.

Diversity – equal opportunity – work life balance

Bank Austria Creditanstalt, as an international group, employs a variety of people who come from different backgrounds in terms of culture, language, religion, gender, age, health and origin, etc. This diversity is viewed as a valuable asset, since it is the combination of varying perspectives and abilities that promotes creativity and innovation. Especially in times of great change, diversity represents a solid basis for long-term corporate success. An important component of diversity is "gender working" – special measures have been implemented to promote equal opportunities for women and men within our group.

Bank Austria Creditanstalt views **diversity management** not only as a means of benefiting from the diversity within the bank, but also as a way to respond to individual needs of employees, thereby helping employees to further their careers while finding a balance between their private and work lives.

Diversity as a basis for creativity and innovation

Thus Bank Austria Creditanstalt, for example, offers its employees an environment in which they can find a better balance between work and family. In addition to flexible working hours, child care facilities are also offered. In the bank's two child care facilities in Vienna, some 200 children are already supervised. During the holidays, children of employees are offered special opportunities, e.g., sports activities (tennis courses, swimming courses) at the bank's own sport centres, or computer courses at vacation hotels owned by the bank.

Health

For Bank Austria Creditanstalt, maintaining the health of employees is an important concern. Employees are provided the latest in treatment and advice by doctors and therapists from a variety of medical disciplines at the bank's three principal offices. The Health Centre at one of the offices was expanded in 2002, and the range of services offered was brought into line with Group standards.

Exercise and relaxation programmes were organised and offered at reasonable prices. The health facilities and their services were also offered to employees of Group companies, which substantially improved the operating efficiency of the Health Centre.

Good health also pays dividends!

Corporate Communications

Marketing Communications

Activities of the Group Marketing Communications unit focused on communication aspects of the merger of Bank Austria and Creditanstalt in August 2002.

From parallel market presence to combined brand

Starting point: joint presence of two banks

Preparations for the new brand took several months to complete. In the first half of 2002, two product campaigns were launched. Both secured a place in the "all-time hit list" of the banking group. Public awareness of a TV spot used for the financing campaign and featuring a Viennese sausage stand reached 41 %, the highest level in the history of Bank Austria and Creditanstalt (relevant records go back to 1987). At the same time this was the TV spot with the strongest impact in Austria in 2002. Gallup, the market research institute, measures not only individual spots but also entire campaigns. The institute found that the financing campaign of Bank Austria and Creditanstalt was the campaign with the strongest impact in Austria in 2002. It was followed by a print campaign on "investing/pension planning", which reached an awareness level of 52 % and came in second place in both banks' historical ranking of print advertisements. The benchmark of jointly tested financial advertisements was 29 %.

Both campaigns were **joint campaigns** of Bank Austria and Creditanstalt – i.e. a single campaign launched by two companies. This joint advertising presence was an intermediate step between the strictly pursued two-brand strategy, with a completely separate and different advertising presence of both banks, and the new brand of the merged Bank Austria Creditanstalt introduced at a later stage. The objective of joint advertising was to bring the advertising presence of Bank Austria and Creditanstalt more in line with each other and to benefit from significant synergy effects in terms of creative process and media costs. Both objectives were met, with cost savings of about € 2 m for each campaign that focused on a specific theme.

Combined brand signals continuity and integration of strengths of Bank Austria and Creditanstalt

In parallel to the above-mentioned product campaigns, and with close cooperation between Group Marketing Communications, Group Market Research, the corporate and retail banking divisions, the creative agency Jung von Matt, and the media agency Mediacom, preparations were made for the highly successful launch of the new brand in the second half of 2002.

A customer survey provided a clear basis for the **branding decision**. Creating a new brand name and thus destroying the existing brand values of Bank Austria and Creditanstalt was ruled out from the outset for financial considerations: "Bank Austria" stands for the Austrian market leader, "Creditanstalt" for Austrian banking tradition. Customers participating in the survey showed a clear preference for the combined name "Bank Austria Creditanstalt". In addition to continuity in the areas of service, quality, etc., it is important for customers to find an emotional home in the bank brand they have chosen. With Bank Austria Creditanstalt, this is ensured for both Bank Austria customers and Creditanstalt customers.

"Die Bank zum Erfolg" – the leading bank and the most widely-known slogan

"Die Bank zum Erfolg", the slogan Creditanstalt used in Austria, continues to be used by Bank Austria Creditanstalt. This is a strong signal to Creditanstalt customers and it also makes commercial sense: inventing such a successful slogan, raising it to the level of awareness enjoyed by "Die Bank zum Erfolg" in Austria, and then keeping it at that level would have cost at least an eight-digit euro amount. After all, "Die Bank zum Erfolg" is the most widely-known slogan of any bank in Austria.

The birth of a brand

Combining the two banks' corporate design worlds was facilitated by the fact that white, red, grey and black were the core colours of both Bank Austria and Creditanstalt, though used in different proportions to each other. In the new logo of Bank Austria Creditanstalt, the combined brand name and the slogan "Die Bank zum Erfolg" are presented in a highly effective way: the combination of red and white establishes an association with the colours of Austria's national flag. And the slogan, which continues the Creditanstalt tradition and is presented against a red background, is given even more emphasis by being placed in a separate field.



BankAustria
Mehr Bank mehr Chancen.
CREDITANSTALT
CA, Die Bank zum Erfolg.
BankAustria
Mehr Bank mehr Chancen.
CREDITANSTALT
CA, Die Bank zum Erfolg.
BankAustria
Creditanstalt
Die Bank zum Erfolg.

New advertising strategy

In positioning the Bank Austria Creditanstalt brand in the competitive environment, use was made of so-called Sinus-Milieus® that were implemented in Austria on the initiative of Bank Austria Creditanstalt's Group Market Research and Group Marketing Communications units. Using this target group model, the bank can better define its target groups and perform marketing and media planning more precisely than before. In media planning alone, the application of this model makes future cost savings of about 15 % p.a. a realistic assumption.

As part of the preparations for the new brand, members of target groups were asked to describe what they understand by the word "Erfolg" ("success"). In contrast to previous surveys, respondents referred to financial aspects as being clearly more important. However, "success" is still associated primarily with non-tangible qualities such as self-realisation, independence, etc.

These findings were used to develop the general theme for the presentation of the bank's new brand: "Was wären die großen Erfolge ohne die kleinen?", translated into English as "What would the big successes be without the little victories?" All successes are of equal importance in life – this is the message of the campaign. Financial success is illustrated in various forms and shown side by side with small successes in daily life. Selected examples of these advertisements are included in this Annual Report.

The new brand scores well on all major image factors. Naturally, and as intended by the underlying strategy, the various advertisements work differently in the various dimensions and target groups – but in each case with great success: as expected, the advertisement showing a small boy and a milk bottle ranks first in terms of being "likeable" and "pleasant to look at" and comes in second place in the bank's all-time hit list. In respect of impact, the advertisement showing a millionaire and a toothpaste tube was second behind the above-mentioned "sausage stand" spot, closely followed by the "lady with a suitcase" advertisement.

What would the big successes be without the little victories?

The new brand advertisements had a lead function in the major product campaign focusing on account packages in the retail banking sector during the second half of 2002. The product campaign supported the brand and vice versa. In addition, advertising support was provided to various target group initiatives, both in retail banking and in corporate banking.

With the introduction of the bank's new logo and brand name, it was necessary to prepare all sales materials such as brochures and product folders with the new corporate design. Branches are being converted step by step as offices are integrated or refurbished. In this way customers can get used to visual changes within a reasonable period of time.

CEE Marketing Communications

Bank Austria Creditanstalt is responsible for network management in respect of banking subsidiaries in CEE. These banks operate under the name of "HVB Bank", analogously to the general brand name "HVB Group", unless a bank has a strong local brand name. This approach permits the bank to unlock synergies with the international Group brand campaign. Bank Austria Creditanstalt uses the strength of the local brand name in Poland (BPH PBK), Croatia (Splitska Banka) and Bulgaria (Biochim).

After an agency pitch held in 2001, media purchasing for Bank Austria Creditanstalt and all its subsidiaries in CEE has been performed by Mediacom/Vienna since the beginning of 2002. This media agency has CEE units of its own, giving it the required local expertise. This means that the same planning tools are used in all countries where Bank Austria Creditanstalt is responsible for business development. This facilitates control, enhances comparability and enables the bank to benefit from synergies. In each country local creative agencies are responsible for creating campaigns. Advertising materials for specific target groups and topics are adapted for use in other countries wherever this is possible. Synergies from these measures total about € 2 m per year and have started to become effective.

Synergies resulting from cross-regional planning and local creation of campaigns

Public Relations

Group Public Relations (GPR) is responsible for PR work of the Bank Austria Creditanstalt Group in Austria and in Central and Eastern Europe. PR comprises press relations, customer magazines, PR events, content management for Bank Austria Creditanstalt's website, and cultural sponsoring activities.

In 2002, PR work focused on two major topics: the merger of Bank Austria and Creditanstalt, and the bank's positioning as the leading provider of financial services in Central and Eastern Europe.

From the very start, the merger of Bank Austria and Creditanstalt was accompanied by a comprehensive communication package. The merger of these two large Austrian banks met with a highly emotional response from part of the Austrian public prior to the effective date.

Advantages of the merger for customers

GPR saw the high level of public attention as an opportunity and used it to achieve a strong presence in the media. The frequency of PR measures increased step by step. During the first phase, the bank communicated what would change – or rather, not change – for customers: all key data such as account numbers and PIN codes. The second phase concentrated on advantages arising for customers from the merger: the branch network is doubled to 400 offices and the product range is significantly enlarged. In the third and last stage of the project, the focus was on strategic opportunities for the bank. The key message in this context was: "We have completed our internal structural changes. Now we are concentrating all our energies on the market."

Messages: continuity, advantages for customers, enhanced customer service

Taking an open and active approach to communication in connection with the merger paid off. The media carried fair reports on the merger, and Bank Austria Creditanstalt achieved a significant presence through its press relations. Independent media monitoring carried out on an Austria-wide basis reveals a very favourable picture for Bank Austria Creditanstalt for 2002: in product-related press work, Bank Austria Creditanstalt is the clear leader, with 7,500 points on presence, a lead of 1,000 points over the number two (which is a complete sector of the Austrian banking industry, including all the various institutions forming part of the sector). The results of "corporate PR" – covering press relations regarding a company's strategy and business development – are even more gratifying. In this area, Bank Austria Creditanstalt leads with about 6,000 points on presence, 1,500 points ahead of the banking group that is in second place.

High image rating for Bank Austria Creditanstalt

Massive pressure to achieve a strong presence through press relations – hand in hand with the excellent and extremely successful start of the new advertising strategy and the bank's targeted marketing measures – had a strong effect on Bank Austria Creditanstalt's image rating. For many years, Bank Austria Creditanstalt has carried out surveys among 2,000 Austrians. The respondents assess the bank's image using a scale from 1 to 5 (1 = very good, 5 = poor). At the end of 2001, Bank Austria Creditanstalt received an average rating of 2.4, a value in between "good" and "satisfactory". Within the subsequent twelve months, until the end of 2002, this value rose to 2.07, a definite "good".

Image rating improved through the merger

As part of the merger of Bank Austria and Creditanstalt, the bank created a new joint presence on the Internet. The new website is even more clearly arranged and easier to use, offering high-quality information and new attractive tools. New summary pages give users a quick overview of essential information and a guide to the bank's products.

www.ba-ca.com

Marketing the CEE network

The second focus of PR activities in 2002 was on marketing the network in Central and Eastern Europe as the leading bank in this region – both nationally and internationally. For this purpose GPR developed a comprehensive package of coordinated communication measures – from press relations via personal lobbying and customer magazines in the national language all the way to top-level PR events. These activities earned Bank Austria Creditanstalt various awards from the international media as best bank in Central and Eastern Europe: for the second time after 2000, "The Banker" – a monthly magazine forming part of the Financial Times group – named Bank Austria Creditanstalt "Bank of the Year in CEE". The financial magazine "Euromoney" referred to Bank Austria Creditanstalt as "Best Bank in CEE" for the third time in succession. The bank also won a number of additional awards in various product areas or for national banking subsidiaries.

Media presence in 2002

Presence levels of the four largest Austrian banking groups in the major regional and supra-regional print media ...



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
... in product PR
... in corporate PR
Bank Austria Creditanstalt
Competitor 1
Competitor 2
Competitor 3

Top international events

Another highlight of the PR activities relating to Central and Eastern Europe was the "Bank Austria Creditanstalt Forum on Europe" in June 2002: organised in Vienna for the third time in the past year, this symposium again attracted high-level international politicians and top managers. Guests included Al Gore, the former Vice President of the United States, and Karel Van Miert, the former member of the European Commission responsible for competition. More than 600 high-ranking representatives from business and politics from 15 countries discussed "Strategies for a strong Europe". The participants included 50 journalists from more than ten countries, who ensured broad media coverage of the event.

Bank Austria Creditanstalt's CEE expertise makes the bank an attractive partner in organising top international events. For example, the bank's cooperation partners for international events included the British business magazine "The Economist", the World Economic Forum, and a number of international financial institutions such as the EBRD and the World Bank.

Bank Austria Creditanstalt: in demand as a partner for organising events focusing on CEE

What is your assessment of Bank Austria Creditanstalt?

Bank Austria Creditanstalt's image in the Austrian public improved significantly in 2002 ...



Rating on a scale from 1 to 5: 2,000 respondents
1.8
2.0
2.2
2.4
2.6
2.8
3.0
05/00 11/00 05/01 11/01 05/02 11/02

Bank Austria Creditanstalt organised a series of events in Vienna and in the capital cities of all Austrian regions to inform its customers about the latest trends in corporate finance, explaining to customers the various opportunities available in capital markets and the new significance of capital resources and credit rating for risk management. At each of these events, between 200 and 600 customers used the opportunity to obtain information on these topics and talk with international experts.

Sponsorship focusing on the arts

Central and Eastern Europe was given increased attention in Bank Austria Creditanstalt's art sponsoring activities in 2002. The bank established a comprehensive sponsoring programme covering the entire region of Austria and Central and Eastern Europe. Within the framework of a master course sponsored by Bank Austria Creditanstalt, young promising musicians from Central and Eastern Europe are instructed by members of the Vienna Philharmonic Orchestra. "EditionZwei" is a bilingual literature programme established for the publication, for the first time in the German language, of works by young authors from Central and Eastern Europe who are not yet widely known in German-speaking countries.

Bank Austria Creditanstalt promotes international cultural exchanges

The Bank Austria Creditanstalt Kunstforum continues to be the bank's art sponsoring flagship. In 2002 the Kunstforum maintained its position among the leading art galleries attracting the largest number of visitors in Austria. In the thirteen years since the Kunstforum was set up, the bank has organised 40 exhibitions and welcomed over 3.4 million visitors.

Internal Communications

The major task of the Internal Communications team in 2002 was to organise and moderate, as part of the "Bank zum Erfolg" project, an efficient and open flow of information, and to support this process with its own contributions. From the very beginning it was clear that timely communication tailored to meet the individual needs of the bank's divisions would be a decisive factor for success, based on the interplay of project managers, IT experts and support units (Human Resources, Training, etc.) with the business divisions as well as product and sales departments all the way to individual users. Given the sheer complexity of the project, the problem was to avoid an information overflow while conveying all necessary details required by divisions and departments for their concrete work processes. In addition to providing project information, an important task of the Internal Communications team was to motivate and arouse enthusiasm so that additional work resulting from the project should not have a negative impact on employee sentiment.

Tiered communications concept from change management to detailed work instructions

The most important communication medium was an Intranet platfom set up by the Internal Communications team and provided with content by the sales divisions. Regular newsletters containing concrete work instructions were the key content elements. The staff magazines "TeamWork", "CA live" and "Visions" supported change management on an ongoing basis or with special issues dealing with the "Bank zum Erfolg" project. A brochure summarised the integration steps completed and the outlook for the bank.

Structured flow of information via the Intranet

The flow of information was not a one-way street. A series of employee surveys conducted on an anonymous basis – the surveys were designed by the Market Research unit and carried out by external opinion research institutes – measured the views and sentiment of employees with regard to the progress and any weak points of the project. The results of these surveys showed that employees quickly identified themselves with the merged bank. And the respondents gave very good marks to communication itself. This is a result of cooperation between all divisions and project managers involved. An overwhelming majority of employees stated that the quality and extent of information was just right, far less than ten per cent of the respondents said that, in their opinion, they had been provided with too much or too little information.

Quick identification of employees with the new Bank Austria Creditanstalt

Communication synergies

The first issue of the new joint staff magazine "TEAMlive" appeared upon completion of the "Bank zum Erfolg" project. Replacing "TeamWork" and "CA live", the new publication got off to a very good start. An Intranet version was newly introduced under the name of "TEAMlive online". This differs from the print version and has been very well received, too. The Communications and Financial Relations unit organised an executive meeting under the motto: success through motivation – "Die Bank zum Erfolg".

CEE in the decentralised communication network

Special importance is attached to the flow of information across our core market CEE. The most important cross-regional communication platform – apart from locally produced magazines – is "CEE Visions", a house journal appearing six times a year in German and English. This periodical is very popular, as can be seen from numerous contributions regularly coming from all countries covered by the publication. The magazine includes reports on business-policy issues of the bank, specialist conferences in the region, and social events at which the bank and its subsidiaries are represented.

"CEE Visions" encompasses regional internal communication

Sustainability

Today, economic growth, environmental protection and social coherence are no longer seen as conflicting objectives, but rather as factors whose interaction paves the way for long-term, qualitative increases in the standard of living for everybody, including future generations.

The question of sustainable development has been preoccupying the business sector in all parts of the world for many years. The most important issues have been the protection of natural resources, the reduction of toxic emissions and the fair treatment of employees at home and abroad.

Bank Austria Creditanstalt is investing substantial energy to promote sustainable development:

Creditworthiness evaluation process identifies ecological risks at an early stage

- Bank Austria Creditanstalt is making the early recognition of ecological risks an integral component of its creditworthiness evaluation process; this is in the interest of both the bank and the borrower. Ecological damage sooner or later also results in damage for the bank, whether in the form of loan losses, liability or damage to the bank's image. These risks should be eliminated from the very start, both in the bank's own and in the greater interest, and customers should of course also be protected from such risks.
- The customer relations maintained by Bank Austria Creditanstalt are of a long-term nature. This means that in critical situations, the bank advises customers of the measures they can take to avoid impending losses – in line with Bank Austria Creditanstalt's motto: "The success of our customers is our success".
- The bank avails itself of its specific expertise (for example in the area of project finance) for innovative financing models in the infrastructure sector and for projects involving ecological efficiency.
- There is growing acceptance of ethical ecological financial investments through the influence of NGOs and investment rules. As increasing use is made of retirement planning and pension funds to finance the years spent in retirement, Bank Austria Creditanstalt's investment policy will focus more on ensuring that the funds are invested as socially responsible investments.
- We are, in and outside the bank, promoting dialogue on sustainability, training and the exchange of information through events, memberships and selective sponsoring. In this way Bank Austria Creditanstalt will fulfil its responsible role in society (corporate citizenship).

More environmentally-sensitive banking practices

- Bank Austria Creditanstalt is, as a company, also working towards sustainable development in regard to economic performance, ecology and social responsibility. The bank is pursuing this goal with a view to sustainability, which involves the creation of value in the longer term whilst taking short-term setbacks into account. It will achieve this by expanding its market position and improving productivity to obtain, in the longer term, a profitable rate of return on capital.
- In our banking operations we are seeking to steadily increase the bank's ecological efficiency through a centralised management which provides employees with the necessary information and rouses their enthusiasm. This is the bank's ecological goal.
- Bank Austria Creditanstalt and its predecessor banks have always been pursuing a long-term personnel policy, and in the course of the mergers that have taken place in the last ten years they have displayed a remarkable capacity for integration. In line with its social responsibilities, the bank has set itself the goal of establishing a well-balanced staff base which is to be developed through long-term

personnel planning in order to give individual employees the opportunity to balance their professional and private lives. Furthermore, efforts to promote creativity through diversity are reflected in the interaction of the international network of subsidiary companies in Central and Eastern Europe.

Product ecology

An analysis of the impact of the bank's products and operations on the ecological environment is standard procedure at Bank Austria Creditanstalt.

Environmental risk as an economic factor

The objective of environmental risk management is to minimise the credit, liability and image-related risks. The bank also sees it as an obligation to draw the attention of its customers to potential environmental risks and to offer them solutions in this regard. The risks are ascertained by an evaluation of the customer's creditworthiness and by the mandatory assessment of environmental risk. The assessment consists of a three-stage process: an evaluation of the environmental risk, the involvement of the environment desk, and engaging outside experts wherever necessary. The results of the assessment are also used to determine the company's creditworthiness.

Resource management, a growth market

Contracting is an important model for the promotion of energy conservation measures: projects for the sustainable management of resources are designed so as to minimise the cost to the regional authority or the owner of the property.

Contracting as a means for the sustainable management of resources

- Energy contracting (also performance or savings contracting): In order to increase energy efficiency, the contractor provides the consulting services and assumes responsibility for the planning, financing and execution of the project. Bank Austria Creditanstalt takes care of the pre-financing requirements. After the project is completed, the contractor receives a percentage share of the energy savings that are achieved. The customer subsequently pays less for the energy used by him.
- Facility contracting (also plant contracting): this model is used for the maintenance, improvement or renovation of plants or buildings.

Up to 18 % of energy costs can be saved in average terms. Contracting is currently used above all for school buildings and local government facilities. Examples are the primary and secondary school Weißkirchen, and the offices of the municipality of Vienna in the city's 13th and 14th districts.

Energy costs reduced by up to 18 % through contracting

Sustainable financial investments

Responsible investment is based on the principle of ethical investment. The advantage offered by such a strategy is that the funds are not invested in projects or companies which are not compatible with the general and moral principles of investors. An investment can only be classified as sustainable if it meets certain criteria. Bank Austria Creditanstalt offers a number of sustainable funds.

Communication – taking responsibility for the future

Bank Austria Creditanstalt's commitment to society covers the environment, the economy, the sciences and research, the arts and culture, and social considerations. In this connection it is particularly important for us that with our actions today we can participate in shaping the conditions for a secure future. We try to take ecological and social considerations into account in all that we do, and to consider them not as something of secondary importance but rather, step by step, as parts of a balanced whole. In our company we see economic growth, environmental protection and our social commitment as a process of growing significance.

Communication, as a means to heighten awareness amongst employees, customers and the general public, is an important pillar of sustainability management. The awareness of employees is increased through the regular dissemination of comprehensive information via the internal media such as the staff magazine and the Intranet and Extranet. We are increasing the motivation and commitment of employees by offering them the opportunity to participate in the decision-making process (idea management).

Communication heightens awareness of employees

Our customers are informed of environment-related issues via our customer publication "Bank exclusiv", which is published eight times a year and which contains regular contributions by experts from NGOs, the field of economics and politics, or from government ministries. In addition, our website contains information on our own activities relating to sustainability.

Sponsoring, memberships and events

Under its sustainability sponsoring scheme, Bank Austria Creditanstalt supports the activities of institutions, companies and young people and students who are involved in projects that focus on energy, soil, water, environmental technology, training in sustainability, Europe and the environment. Whilst it is desirable for sponsoring activities to be linked to the bank's business (financial support or use of conference rooms made available by the bank, but also active participation by employees as speakers etc.), this is not a prerequisite.

Bank Austria Creditanstalt cooperates with a number of NGOs. It is, for example, a founder member of ÖGUT (The Austrian Society for Environment and Technology). For the purposes of sustainable development, this organisation helps identify ecological solutions for economic projects, so that economic goals are compatible with environmental protection. We make our expertise available in various working groups: "AG Energie-Contracting" (energy contracting working group), "AG Mittel- und Osteuropa" (Central and Eastern Europe working group), "AG Geldwirtschaft und Versicherungen" (banking and insurance working group), and at the "Plattform ethische-ökologische Veranlagung" (platform for ethical-ecological investments). Our bank also regularly organises events on sustainability.

Bank Austria Creditanstalt is initiator and co-author of the guidelines "Betriebsökologisches Benchmarking für österreichische Finanzdienstleister" (Ecological Benchmarking for Austrian Financial Service Providers), which were published in cooperation with the banking and insurance working group. The purpose of the project is to learn from experience and consequently not only to display commitment to environmental protection, but also to save costs.

Memberships held by Bank Austria Creditanstalt, and important links

UNEP	United Nations Environment Programme	www.unep.org
ÖGUT	Österreichische Gesellschaft für Umwelt und Technik	www.oegut.at
CABERNET	Concerted Action for Brownfield and Economic Regeneration Network	www.cabernet.org.uk
EVA	EnergieVerwertungsAgentur	www.eva.wsr.ac.at
BAUM	Bundesweiter Arbeitskreis für Umweltmanagement	www.baum.or.at
VfU	Verein für Umweltmanagement	www.vfu.de
	Grünes Geld	www.gruenesgeld.at

Sustainable banking operations – action, not words

The ecology-related aspect is to be seen in the context of the direct environmental impact of a bank's operations. On the one hand, this comprises the use of resources, especially paper, water and energy. On the other hand, there is also a certain level of waste and emissions.

- ▷ **Energy and heating:** Although a number of energy efficiency projects have been implemented in the course of the last two years, resulting in cost savings of some € 100,000, 2002 saw an increase in energy consumption per employee. This can be explained partly by the renovation measures which accompanied the restructuring process. Initial steps to reduce energy consumption levels achieved their objective as duty cycles at the two head office buildings were shortened in 2002.

▷ **Consumption of water** was steadily reduced; compared with other banks, Bank Austria Creditanstalt's water consumption is below average. The installation of sensor fittings some years ago at the building in Schottengasse has helped to reduce water consumption by 60 %.

▷ **Paper:** The paper-free office remains a distant vision, although substantial efforts have focused on reducing the consumption of paper. The sustainability management measures will encourage employees to use these resources more sparingly. Furthermore, 13 % of the paper used is recycled, and this percentage must be increased.

▷ **Waste:** In accordance with Austria's waste disposal law, a comprehensive waste disposal strategy is created for twelve buildings every two years. Waste is collected in separate containers which are available for paper, other waste, plastic, metals, white and coloured glass, and organic waste products. Each department also has "battery boxes" for old batteries, and expired medication can be handed in to the company doctor. The bank selected a single (cheaper) waste disposal firm for the disposal of its paper. Toner and toner cartridges are returned for a 100 % re-use rate.

100 % re-use rate of toner and toner cartridges

▷ **Emissions:** One of the most significant environmental factors that are a consequence of a bank's operations are emissions. These arise from the energy provided for buildings and from business trips. In 2001, carbon dioxide emissions from the energy needed for buildings amounted to 37,218 tonnes, and from business trips to 4,007 tonnes.

Lerchenfelderstrasse Branch serves as model: *The Lerchenfelderstrasse Branch is the second unit after the bank's Hirschstetten Branch to join the businesses participating in the Climate Alliance. The branch was admitted to the Alliance in recognition of its exemplary implementation of numerous environmental protection measures, which focus on reducing energy consumption. The Climate Alliance is a partnership with the goal of protecting the earth's atmosphere. The City of Vienna joined the Alliance in 1991. The Alliance's aim, in concrete terms, is to halve emissions of carbon dioxide by 2010 (based on 1987 emission levels) and to end the use of CFCs (chlorofluorocarbons).*

Ecological benchmarking – key figures


13.75
3.14
3.09
164
80
57
373
37
23
180
48
46
highest level
mean value
Bank Austria Creditanstalt
lowest level
Electricity 1,000 kWh per employee p.a.
Water consumption (litres) per employee per day
Consumption of paper per employee per day
Printing/copying paper (kg) per employee p.a.

Source: ÖGUT

▷ **Transportation:** Mobility is a prerequisite for the proper functioning of Bank Austria Creditanstalt's business activities. It is therefore all the more important to have a sustainability-oriented mobility management which minimises the environmental impact of business travel. The main objectives here are to reduce the number of necessary business trips whilst stepping up efforts to make use of more environment-friendly transportation. In the year under review, the business trips undertaken by Bank Austria Creditanstalt employees covered a total 16 million kilometres. The most common means of transport was the aeroplane, which accounted for 64 % of business travel. Some of the bank's buildings now have secure parking areas for employees' bicycles (and, in some cases, also showers), which are used by many employees.






What would the big successes be without the little victories?

Financial Reporting in accordance with IAS
Contents

Consolidated Financial Statements

Note

In this report, "Bank Austria Creditanstalt", "the Bank Austria Creditanstalt Group" and "the BA-CA Group" refer to the Group. To the extent that information relates to the parent company or its separate financial statements, "Bank Austria Creditanstalt AG" or "BA-CA AG" is used.

In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded.

Consolidated Financial Statements of Bank Austria Creditanstalt for 2002

Income statement of the Bank Austria Creditanstalt Group for the year ended 31 December 2002

	Notes	2002 €m	2001 €m	Change €m	Change in %
Interest income		5,825	8,190	– 2,365	– 28.9
Interest expenses		3,519	5,518	– 1,999	– 36.2
Net interest income	(3)	2,307	2,672	– 366	– 13.7
Losses on loans and advances	(4)	– 537	– 703	166	– 23.7
Net interest income after losses on loans and advances		**1,770**	**1,969**	**– 199**	**– 10.1**
Fee and commission income		1,358	1,376	– 19	– 1.4
Fee and commission expenses		282	316	– 34	– 10.8
Net fee and commission income	(5)	1,076	1,061	15	1.4
Net trading result	(6)	231	261	– 30	– 11.4
General administrative expenses	(7)	2,503	2,773	– 270	– 9.7
Balance of other operating income and expenses	(8)	– 1	34	– 36	– 104.2
Operating profit		**572**	**552**	**20**	**3.7**
Net income from investments	(9)	28	187	– 158	– 84.8
Amortisation of goodwill	(10)	88	73	14	19.7
Balance of other income and expenses		– 8	– 10	2	– 18.4
Profit from ordinary activities/ Net income before taxes		**504**	**655**	**– 151**	**– 23.0**
Taxes on income	(11)	– 111	– 98	– 13	13.4
Net income		**393**	**557**	**– 164**	**– 29.4**
Minority interests		84	74	10	14.2
Consolidated net income		**309**	**483**	**– 174**	**– 36.0**

Key figures

		2002	2001
Cost/income ratio		69.3 %	68.8 %
Return on equity after taxes		6.5%	10.2 %
Earnings per share (in €)	(12)	2.71	4.24

The accompanying notes form an integral part of the financial statements.

Balance sheet of the Bank Austria Creditanstalt Group at 31 December 2002

Assets

	Notes	31 Dec. 2002 € m	31 Dec. 2001 € m	Change € m	Change in %
Cash and balances with central banks	(13)	1,824	3,428	– 1,604	– 46.8
Trading assets	(14)	18,954	13,735	5,219	38.0
Loans and advances to, and placements with, banks	(15)	29,558	42,596	– 13,038	– 30.6
Loans and advances to customers	(15)	76,354	78,583	– 2,229	– 2.8
– Loan loss provisions	(16)	– 3,622	– 3,425	– 197	5.8
Investments	(17)	17,976	17,819	157	0.9
Property and equipment	(18)	1,177	1,308	– 131	– 10.0
Intangible assets	(18)	1,162	1,045	117	11.2
Other assets	(19)	4,586	4,508	77	1.7
TOTAL ASSETS		**147,968**	**159,597**	**– 11,629**	**– 7.3**

Liabilities and shareholders' equity

	Notes	31 Dec. 2002 € m	31 Dec. 2001 € m	Change € m	Change in %
Amounts owed to banks	(20)	41,033	48,352	– 7,320	– 15.1
Amounts owed to customers	(20)	56,562	59,962	– 3,401	– 5.7
Liabilities evidenced by certificates	(21)	19,992	23,186	– 3,194	– 13.8
Trading liabilities	(22)	10,504	7,122	3,382	47.5
Provisions	(23)	3,490	3,251	239	7.3
Other liabilities	(24)	4,673	4,420	253	5.7
Subordinated capital	(25)	6,455	7,232	– 777	– 10.7
Minority interests		650	1,196	– 545	– 45.6
Shareholders' equity	(26)	4,610	4,875	– 265	– 5.4
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**147,968**	**159,597**	**– 11,629**	**– 7.3**

The accompanying notes form an integral part of the financial statements.

Statement of changes in shareholders' equity of the Bank Austria Creditanstalt Group

€ m	Subscribed capital[1]	Capital reserves[1]	Retained earnings	Reserves in accordance with IAS 39	Share-holders' equity
As at 1 January 2001 (before application of IAS 39)	**829**	**2,172**	**1,614**		**4,615**
Adjustment for application of IAS 39				– 121	– 121
As at 1 January 2001 (after application of IAS 39)	**829**	**2,172**	**1,614**	**–121**	**4,494**
Consolidated net income			483		483
Dividend paid			– 116		– 116
Foreign currency translation reserve and other changes		5	167		172
Gains and losses recognised directly in equity in accordance with IAS 39				– 158	– 158
As at 31 December 2001	**829**	**2,177**	**2,148**	**– 279**	**4,875**

1) Subscribed capital and capital reserves as shown in the separate financial statements of Bank Austria Creditanstalt AG

€ m	Subscribed capital	Capital reserves	Retained earnings	Reserves in accordance with IAS 39[2]	Share-holders' equity
As at 1 January 2002	**829**	**2,177**	**2,148**	**– 279**	**4,875**
Shares in the controlling company		– 161			– 161
Reversal of previous year's deferred tax in respect of shares in the controlling company			– 23		– 23
Consolidated net income			309		309
Dividend paid			– 116		– 116
Foreign currency translation reserve and other changes			– 287		– 287
Gains and losses recognised directly in equity in accordance with IAS 39				13	13
As at 31 December 2002	**829**	**2,016[1]**	**2,031**	**– 266[2]**	**4,610**

1) Capital reserve in the separate financial statements of Bank Austria Creditanstalt AG: € 1,489 m

2)

Reserves in accordance with IAS 39	31 Dec. 2002	31 Dec. 2001
Cash flow hedge reserve	–263	–159
Available-for-sale reserve	–3	–120
Total	–266	–279

The accompanying notes form an integral part of the financial statements.

Cash flow statement of the Bank Austria Creditanstalt Group

€m	2002	2001
NET INCOME	**393**	**557**
Non-cash items included in net income, and adjustments to reconcile net income to cash flows from operating activities		
Depreciation, amortisation, losses on loans and advances, and changes in fair values	1,064	1,162
Increase in staff-related provisions and other provisions	239	255
Increase in other non-cash items	1,025	218
Gains/losses on disposals of intangible assets, property and equipment, and investments	– 129	– 231
SUB-TOTAL	**2,592**	**1,961**
Increase/decrease in operating assets and liabilities after adjustment for non-cash components		
Trading assets	574	– 5,155
Loans and advances	14,861	– 11,654
Other assets	– 152	– 5,017
Trading liabilities	– 2,915	0
Amounts owed to banks and customers	– 11,540	8,252
Liabilities evidenced by certificates	– 2,856	3,413
Other liabilities	365	5,409
CASH FLOWS FROM OPERATING ACTIVITIES	**929**	**– 2,791**
Proceeds from disposal of		
investments	6,094	6,910
property and equipment	102	177
Payments for purchases of		
investments	– 7,540	– 4,155
property and equipment	– 449	– 865
Proceeds from sales of subsidiaries	104	594
Payments for acquisition (less cash acquired) of subsidiaries	– 92	
Other changes	– 45	– 112
CASH FLOWS FROM INVESTING ACTIVITIES	**– 1,826**	**2,549**
Dividends paid	– 116	– 116
Subordinated liabilities and other financing activities	– 602	2,133
CASH FLOWS FROM FINANCING ACTIVITIES	**– 718**	**2,017**
CASH AND CASH EQUIVALENTS AT END OF PREVIOUS PERIOD	**3,428**	**1,623**
Cash flows from operating activities	929	– 2,791
Cash flows from investing activities	– 1,826	2,550
Cash flows from financing activities	– 718	2,017
Effects of exchange rate changes	11	29
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**1,824**	**3,428**
PAYMENTS FOR TAXES, INTEREST AND DIVIDENDS		
Income taxes paid	1	120
Interest received	6,442	8,136
Interest paid	– 3,564	– 5,588
Dividends received	41	143

The accompanying notes form an integral part of the financial statements.

Notes to the Consolidated Financial Statements of Bank Austria Creditanstalt

(1) Changes in the Group/group of consolidated companies

Bank Austria AG, Vienna, and its wholly-owned subsidiary Creditanstalt AG, Vienna, merged to form Bank Austria Creditanstalt AG, Vienna, with retroactive legal effect as at 1 January 2002. This merger had no effect on the consolidated financial statements. Therefore the 2001 consolidated financial statements of Bank Austria are comparable with the 2002 consolidated financial statements of Bank Austria Creditanstalt.

The Bank Austria Creditanstalt Group holds a majority interest in Informations-Technologie Austria Ges.m.b.H., Vienna. As a result of agreements with shareholders outside the Group, the company is not controlled by Bank Austria Creditanstalt and has therefore not been consolidated.

Compared with the previous year, there have been the following changes in the group of companies consolidated or accounted for under the equity method in the consolidated financial statements of Bank Austria Creditanstalt:

As a result of the merger of Creditanstalt AG, Vienna, and Bank Austria AG, Vienna, to form Bank Austria Creditanstalt AG, Vienna, as at 1 January 2002, Creditanstalt AG is included in the consolidated financial statements as part of Bank Austria Creditanstalt AG, Vienna.

Following the transfer of a large part of the assets of Bank Austria Handelsbank Aktiengesellschaft, Vienna, to Bank Austria Creditanstalt AG, the remaining company is not material to the presentation of the Group and has therefore been excluded from consolidation. The former CA IB Investmentbank Aktiengesellschaft, Vienna, and its successor companies
- CA IB Corporate Finance Beratungs Ges.m.b.H., Vienna (with its subsidiaries in the CEE region),
- CA IB Securities a.s., Prague,
- CA IB Securities Rt., Budapest,
- CA IB Securities S.A., Warsaw,
- CA IB International Markets Ltd., London,

are not material to the presentation of the Group, either, and have thus been excluded from consolidation.

In the reporting period, Bank Austria Creditanstalt acquired Splitska Banka d.d., Split, which was consolidated as from 1 May 2002, the date of acquisition. Moreover, Bank Austria Creditanstalt acquired an additional 18.5% interest in BPH PBK from HVB.

A minority interest in VISA-SERVICE Kreditkarten Aktiengesellschaft, Vienna, was sold during the reporting period to a subsidiary of a private foundation independent of the bank.

The minority interest in RINGTURM Kapitalanlagegesellschaft m.b.H., Vienna, a company which was controlled on the basis of agreements and was therefore consolidated in previous consolidated financial statements, was sold in the reporting period.

Management control of the 50% interests in B.I.I. Creditanstalt International Bank Ltd., George Town, Grand Cayman, and in Banco B.I. Creditanstalt S.A., Buenos Aires, which were previously accounted for under the equity method, was transferred to HypoVereinsbank, Munich, pursuant to the Bank of the Regions agreement. These interests have been recognised at zero value.

Effect of changes in the group of consolidated companies

Assets € m	Consolidated balance sheet at 31 Dec. 2001	Disposals of consolidated subsidiaries as at 1 Jan. 2002	Acquisition of consolidated subsidiaries as at 1 May 2002
Cash and balances with central banks	3,428	–86	163
Trading assets	13,735	–4	2
Loans and advances to, and placements with, banks	42,596	–135	148
Loans and advances to customers	78,583	–115	715
– Loan loss provisions	–3,425	4	–50
Investments	17,819	64	251
Property and equipment	1,308	–9	20
Intangible assets	1,045	–2	1
Other assets	4,508	–84	22
TOTAL ASSETS	**159,597**	**–368**	**1,271**

Liabilities and shareholders' equity € m	Consolidated balance sheet at 31 Dec. 2001	Disposals of consolidated subsidiaries as at 1 Jan. 2002	Acquisition of consolidated subsidiaries as at 1 May 2002
Amounts owed to banks	48,352	–108	134
Amounts owed to customers	59,962	–165	994
Liabilities evidenced by certificates	23,186	–22	–
Trading liabilities	7,122	–	–
Provisions	3,251	–48	19
Other liabilities	4,420	–21	13
Subordinated capital	7,232	–2	–
Minority interests	1,196	–1	–
Shareholders' equity	4,875	–	112
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**159,597**	**–368**	**1,271**

The addition relates to the acquisition of a 90.08% interest in Splitska Banka.

(2) Summary of significant accounting principles

Unless indicated otherwise, all figures are in millions of euros (€).

The 2002 consolidated financial statements of Bank Austria Creditanstalt have been prepared in accordance with International Accounting Standards (IAS).

IASs applied

All IASs published by the IASC (now: IASB) as International Accounting Standards applicable to financial statements for 2002 have been applied in preparing these consolidated financial statements. The comparative figures for the previous year are also based on these standards.

Interpretations SIC 1 to SIC 33 issued by the Standing Interpretations Committee (SIC) have also been taken into account.

Material differences between IAS rules and Austrian generally accepted accounting principles in reporting specific items of the balance sheet and the income statement are explained in the description of the principal differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles in note 49.

Spot purchases and sales of financial assets are recognised on the trade date.

Consolidation methods

All companies that are material and are directly or indirectly controlled by Bank Austria Creditanstalt have been consolidated in the consolidated financial statements. In this context, uniform Group-wide criteria are applied to determine materiality; these criteria relate to the effect of inclusion or non-inclusion of a subsidiary in the presentation of the Group's financial position and the results of its operations. The consolidated financial statements of Bank Austria Creditanstalt presented in accordance with IAS are based on the separate financial statements of all consolidated companies, which have been prepared in accordance with IAS on a uniform Group-wide basis.

Material investments in associated financial companies, i.e. companies which are neither indirectly nor directly controlled by Bank Austria Creditanstalt AG but in which it can exercise a significant influence, are accounted for using the equity method.

Shares in all other companies are classified as investments available for sale and recognised at their fair values, to the extent that fair value is reliably measurable. Changes in value are thus directly recognised in equity. To the extent that fair value cannot be reliably determined, shares are carried at cost. In the case of an impairment within the meaning of IAS 39.109, a loss is recorded which is reversed when the circumstances that led to such impairment cease to exist.

The method of inclusion in the consolidated financial statements can be derived from the list of selected subsidiaries and equity interests given in note 37.

Business combinations

When a subsidiary is acquired, its assets and liabilities measured at their fair values are offset against the cost of acquisition. The difference is recognised in the balance sheet as goodwill and amortised over its estimated useful life on a straight-line basis over a period of 20 (in some cases, 15) years. As at the date of acquisition, shareholders' equity of foreign subsidiaries is translated into euros. Gains and losses arising on the foreign currency translation of shareholders' equity of foreign subsidiaries as at the balance sheet date are recorded directly in retained earnings. The effect is shown in the statement of changes in shareholders' equity of the Group.

For all subsidiaries and other equity interests acquired after 1 January 1995, goodwill has been calculated using the method described above, recognised as an asset and amortised. Goodwill arising on acquisitions before that date has been offset against retained earnings.

When a subsidiary is acquired, minority interests are recognised at their proportionate fair values.

Consolidation procedures

Intragroup receivables, liabilities, expenses and income are eliminated unless they are of minor significance. Intragroup profits are also eliminated.

Foreign currency translation

Foreign currency translation is performed in accordance with IAS 21. Monetary assets and liabilities denominated in currencies other than the euro are translated into euros at market exchange rates prevailing at the balance sheet date. Forward foreign exchange transactions not yet settled are translated at the forward rate prevailing at the balance sheet date.

Expenses and income resulting from foreign currency translation are reflected in the corresponding items of the income statement.

Balance sheet items and expenses and income of those subsidiaries whose financial statements are prepared in a currency other than the euro have been translated at market exchange rates prevailing at the balance sheet date. Gains and losses arising on the foreign currency translation of shareholders' equity are included in retained earnings. In the past, shareholders' equity of consolidated foreign subsidiaries was hedged against changes in value arising from exchange rate movements of the respective local currency against the euro. Following a change in business policy in 2002, such exchange rate hedges were terminated. Effects arising from closing the relevant transactions in the financial year totalled € 34 million and were recognised in equity.

Cash and cash equivalents

The amount of cash and cash equivalents stated in the cash flow statement is equal to the balance sheet item Cash and balances with central banks.

Trading assets

Trading assets, i.e. securities held for trading and positive market values on derivative financial instruments which are part of the trading book, are recognised at their fair values. To determine fair values, market prices and market-related quotes (Bloomberg, Reuters, Telerate, ...) are used. Where such prices or quotes are not available, values based on present value calculations or option pricing models are applied.

Offsetting is performed only to the extent that there is an enforceable right to set-off and this reflects the actually expected future cash flows under the transaction.

Changes in the fair values of trading assets (including trading derivatives) are recognised in net income.

Loans and advances

Loans and advances originated by Bank Austria Creditanstalt are carried in the balance sheet at their gross amounts, i.e. before deduction of provisions, including accrued interest. Interest is accrued only to the extent that interest is expected to be received. If such loans and advances are the hedged items of a fair value hedge, the carrying amount of the hedged item is adjusted for the gain or loss attributable to the hedged risk, to the extent that the hedge is effective. Amounts of premiums or discounts are accounted for at amortised cost.

Derivatives

Financial derivatives are recognised in the balance sheet at their fair values. Changes in fair value in the financial year are included in net income. Exceptions are those derivatives which are designated as hedging instruments. These derivatives are described in more detail below. Bank Austria Creditanstalt accounts for hedging relationships between financial instruments in the ways set out in IAS 39: as cash flow hedges, as fair value hedges, and hedges of a net investment in a foreign entity. At Bank Austria Creditanstalt, financial derivatives embedded in other financial instruments need not be separated from the host contracts because they occur only in instruments that are either recognised at their fair values in their entirety or form part of a hedging relationship.

A fair value hedge – a hedge of the exposure to changes in fair value of a recognised asset or liability – is used by Bank Austria Creditanstalt especially for its own issues. Changes in the fair values of derivatives designated as hedging instruments are included in net income. The carrying amounts of hedged items are adjusted for gains or losses, and these adjustments are also recognised in net income, to the extent that the gains or losses are attributable to the hedged risk.

Derivatives designated as hedges of interest rate risk within the framework of Bank Austria Creditanstalt's asset-liability management activities are accounted for as cash flow hedges. For the purpose of cash flow hedge accounting, variable-rate interest payments on variable-rate assets and liabilities are swapped for fixed-rate interest payments primarily by means of interest rate swaps. To document hedging relationships, Bank Austria Creditanstalt has prepared a detailed schedule which shows the balance sheet items with future cash flows in the form of variable-rate interest payments, and the relevant interest rate derivatives with variable-rate interest payments. Changes in the fair values of derivatives designated as hedging instruments, to the extent that hedging effectiveness is within the range defined in IAS 39, are recognised in a separate component of shareholders' equity (cash flow hedge reserve) with no effect on net income. The cash flow hedge reserve will be released through the income statement in those periods in which the cash flows from the hedged items are recognised in net income for the period.

Leasing

The classification of leases is based on the extent to which risks and rewards incident to ownership of a leased asset lie with the lessor or the lessee.

Accounting for leases as lessor: assets held under a finance lease (which transfers to the lessee substantially all the risks and rewards incident to ownership) are accounted for as receivables, stated as loans and advances at amounts equal to the net investment. The recognition of interest income reflects a constant periodic rate of return on the net investment outstanding.

In the case of operating leases, the risks and rewards incident to ownership are not transferred. The relevant assets are included in property and equipment and measured according to the principles applied to such items. Lease income is recognised on a straight-line basis over the term of the agreement.

Accounting for leases as lessee: in the case of a finance lease, the leased asset is recognised in property and equipment, and the obligation as a liability. The leased asset and the obligation are stated at amounts equal at the inception of the lease to the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. The interest rate implicit in the lease is used for calculating the present value of the minimum lease payments.

Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is accounted for as interest expense. Lease payments under operating leases are recognised as rent expenses. Contracts under which Bank Austria Creditanstalt is the lessee are of relatively small significance.

Loan loss provisions

Loan loss provisions show the total amount of provisions made for losses on loans and advances in the form of specific provisions (including flat-rate specific provisions, i.e. provisions for small loans evaluated according to customer-specific criteria). Loan loss provisions are made on the basis of estimates of future loan losses and interest rebates. Provisions for contingent liabilities, which were recognised on the assets side in the previous year, are now recognised in provisions on the liabilities side. The data for the previous year have been adjusted accordingly, to the extent this is meaningful (see notes 16 and 23).

Investments

Held-to-maturity investments are carried at amortised cost. Cost is amortised to the repayable amount until maturity. A held-to-maturity investment is impaired within the meaning of IAS 39.109 if its carrying amount is greater than its recoverable amount. Such an impairment is recognised in net income.

Available-for-sale financial assets not held for trading are a separate category of financial instruments. In determining fair values in customer business, the present value is calculated by discounting future cash flows from contracts with customers, using the current swap interest rate curve for the respective currency. Changes in fair values resulting from remeasurement are recognised in a component of equity (available-for-sale reserve) with no effect on net income until such asset is disposed of. Shares in companies which are neither consolidated nor accounted for under the equity method are classified as available for sale. As there is no reliable measurement model for determining fair values of specific shares and participation rights in unlisted companies, such assets continue to be stated at cost.

Land and buildings held as investment property to earn rental income and/or for capital appreciation are classified as investments and recognised at amortised cost. Rental income from investments is included in net interest income, as is interest paid on related funding. Buildings are depreciated over a period of 50 years.

Property and equipment, intangible assets

Property and equipment as well as intangible assets are carried at cost less depreciation and/or amortisation. Any impairments are recognised in income. When the circumstances that led to such an impairment cease to exist, a reversal of the impairment loss is made.

Assets are depreciated on a straight-line basis over their estimated useful lives. At Bank Austria Creditanstalt, depreciation and amortisation is calculated on the basis of the following average useful lives of property and equipment and intangible assets:
- buildings used for banking operations: 25 – 50 years
- office furniture and equipment: 4 – 15 years
- software: 4 – 6 years
- goodwill: 15 – 20 years

Other assets

The principal components of this item are receivables not relating to the banking business (mainly accounts receivable from deliveries of goods and the performance of services), tax claims, positive market values on derivative financial instruments not included in the trading book (exclusively held for hedging purposes), and deferred tax assets.

Deferred taxes

Taxes on income are recognised and calculated in accordance with IAS 12 under the balance sheet liability method. At any taxable entity, the calculation is based on the tax rates that are expected to apply to the period in which the deferred tax asset or liability will reverse.

Deferred tax assets and liabilities are calculated on the basis of the difference between the carrying amount of an asset or a liability recognised in the balance sheet and its respective tax base. This is expected to increase or decrease the income tax charge in the future (temporary differences). Deferred tax assets are recognised for tax losses carried forward if it is probable that future taxable profits will be available at the same taxable entity. Deferred tax assets and liabilities are not discounted.

The tax expense included in the determination of net income is recognised in the item Taxes on income in the consolidated income statement. Taxes other than those on income are included in the item Balance of other operating income and expenses.

Trading liabilities

This item includes negative market values on derivative financial instruments held in the trading portfolio.

Liabilities

All liabilities are as a rule stated at their nominal amounts.

In the case of liabilities evidenced by certificates, any difference between the issue price and the amount repayable is amortised over the period to maturity.

The dividend proposed at the Annual General Meeting is not included in the liabilities.

Provisions

A provision is recognised only if there is a legal or constructive obligation towards third parties outside the Group and a reliable estimate can be made of the amount of the obligation.

Provisions for post-employment benefits (severance payments and retirement benefits)

Provisions for post-employment benefits are recognised using the projected unit credit method in accordance with IAS 19.

No provisions are made for defined-contribution plans. Payments agreed to be made to a pension fund for defined-contribution plans are recognised as an expense in the current period. There are no further obligations.

Under a commitment to provide defined benefits, Bank Austria Creditanstalt continues to recognise a pension provision for the entitlements of employees who retired before the pension reform as at 31 December 1999 became effective, and – as a special feature of Bank Austria Creditanstalt AG's staff regulations – for the future benefits, equivalent to those under mandatory insurance, earned by active employees for whom Bank Austria Creditanstalt AG has assumed the obligations of the mandatory pension insurance scheme pursuant to Section 5 of the Austrian General Social Insurance Act (ASVG). Disability risk, less reimbursement from the pension funds, is covered by the provision.

The pension obligations arising from commitments made by Group companies and existing at the balance sheet date were determined – with due regard to existing internal service regulations within the companies – on the basis of the following actuarial assumptions:

- discount rate: 6%
- salary increases under collective bargaining agreements: 2% p.a.
- career trends: 0.25% – 0.5% p.a.
- regular salary increases under Bank Austria Creditanstalt's remuneration system
- AVÖ 1999-P statistical tables (most recent life-expectancy tables for salaried staff)

There were no changes compared with the previous year.

Minority interests

The amount of minority interests is calculated in proportion to the interests of minority shareholders in the net assets of subsidiaries.

Shareholders' equity

Shareholders' equity is composed of paid-in capital, i.e. capital made available to the company by shareholders (subscribed capital plus capital reserves), and earned capital (revenue reserves, reserves pursuant to Section 23 (6) of the Austrian Banking Act, IAS 39 reserves, profit carried forward from the previous year, and net income). The IAS 39 reserves include gains and losses on available-for-sale financial assets (available-for-sale reserve), which are recognised in equity, and those components of hedge accounting in accordance with IAS 39 which are not included in net income (cash flow hedge reserve), after adjustment for deferred taxes.

Other liabilities

This item includes in particular negative market values on derivative financial instruments which are not part of the trading portfolio and are exclusively used for hedging purposes. The item also includes other accruals.

Net interest income

Interest income is accrued and recognised as long as such income is expected to be recoverable. Income mainly received as payment for the use of capital (usually calculated, like interest, on the basis of a specific term or on the amount receivable) is included in income similar to interest. Income from equity interests and from property rented to third parties is also included in this item.

The same principles apply to the recognition of interest expenses.

Losses on loans and advances

This item includes additions to provisions for losses on loans and advances, and income from the release of loan loss provisions as well as recoveries of loans and advances previously written off.

Net fee and commission income

Net fee and commission income comprises income from services provided on a fee and commission basis as well as expenses incurred for services provided by third parties and related to the Group's fee-earning business.

Net trading result

In addition to the realised and unrealised results from measuring the trading positions using the mark-to-market method, the net trading result includes accrued interest and funding costs relating to trading assets other than shares, as well as dividend income and funding costs relating to shares held for trading.

Notes to the income statement

(3) Net interest income

€ m	2002	2001
Interest income from		
loans and advances and money market transactions	4,673	6,548
bonds and other fixed-income securities	793	1,129
shares and other variable-yield securities	62	64
subsidiaries	47	77
companies accounted for under the equity method	16	56
other companies in which an equity interest is held	21	21
investment property	31	32
Interest expenses for		
deposits	2,444	4,049
liabilities evidenced by certificates	708	1,024
subordinated capital	338	327
Results from leasing transactions	154	143
NET INTEREST INCOME	**2,307**	**2,672**

(4) Losses on loans and advances

€ m	2002	2001
Allocations to	1,058	1,270
provisions for loans and advances	*1,013*	*1,223*
provisions for contingent liabilities	*45*	*48*
Releases from	−479	−530
provisions for loans and advances	*−391*	*−467*
provisions for contingent liabilities	*−88*	*−62*
Recoveries of loans and advances previously written off	−42	−38
NET CHARGE FOR LOSSES ON LOANS AND ADVANCES	**537**	**703**

Details are given in the Risk Report in note 38 and subsequent notes.

(5) Net fee and commission income

€ m	2002	2001
Securities and custodian business	227	243
Foreign trade/payment transactions	665	608
Lending business	146	132
Other services and advisory business	38	77
NET FEE AND COMMISSION INCOME	**1,076**	**1,061**

(6) Net trading result

€ m	2002	2001
Equity-related transactions	41	–27
Interest-rate and currency-related transactions	190	288
NET TRADING RESULT	**231**	**261**

(7) General administrative expenses

€ m	2002	2001
Staff costs	1,406	1,487
Wages and salaries	*950*	*1,011*
Social-security contributions	*210*	*206*
Expenses for retirement benefits and other benefits	*246*	*270*
Other administrative expenses	870	1,049
Depreciation and amortisation	227	237
on property and equipment	*143*	*183*
on intangible assets excluding goodwill	*84*	*54*
GENERAL ADMINISTRATIVE EXPENSES	**2,503**	**2,773**

Amortisation of goodwill stated as intangible assets is reflected in the item Amortisation of goodwill (see note 10).

(8) Balance of other operating income and expenses

€ m	2002	2001
Other operating income	168	487
Other operating expenses	169	453
BALANCE OF OTHER OPERATING INCOME AND EXPENSES	**–1**	**34**

The balance of other operating income and expenses includes gains of € 47 m on sales of consolidated subsidiaries.

(9) Net income from investments

Included in net income from investments is the amount of € 83 m resulting from sales of equity interests (including those in Verkehrsbüro and Wr. Städtische Versicherung). Expenses of € 49 m related to the transfer of management control over the equity interest in an Argentinian company.

(10) Amortisation of goodwill

Amortisation of goodwill includes amortisation in the amount of € 69 m. Deconsolidation of the CA IB sub-group led to a special amortisation charge of € 19 m.

(11) Taxes on income

€ m	2002	2001
Current taxes	103	120
Deferred taxes	8	–22
TAXES ON INCOME	**111**	**98**

€ m	2002	2001
Net income before taxes	504	655
Applicable tax rate	34%	34%
Computed income tax expense	171	223
Tax effects		
from previous years and changes in tax rates	–18	–2
from foreign income	–10	–36
from tax-exempt income	–107	–239
from differences in tax regulations	–	–
from non-deductible expenses	36	68
from value adjustments and non-recognition of deferred taxes	26	55
from amortisation of goodwill	30	23
other	–17	6
REPORTED TAXES ON INCOME	**111**	**98**

As a result of the acquisition of Splitska Banka, changes in exchange rates used for currency translation, and changes in the available-for-sale reserve and the cash flow hedge reserve, the change in deferred taxes does not correspond to the expense.

The assets include deferred tax assets arising from the carryforward of unused tax losses in the amount of € 346 m (2001: € 319 m). Most of the tax losses carried forward can be carried forward without time restriction.

In respect of tax losses carried forward in the amount of € 841 m (2001: € 615 m), no deferred tax asset was recognised in accordance with IAS 12 because, from a current perspective, a tax benefit will probably not be realisable within a reasonable period. The same applies to temporary differences of € 77 m at subsidiaries.

Information in future business years may require an adjustment to deferred tax assets.

(12) Earnings per share

	2002	2001
Number of shares as at 31 December	114,000,000	114,000,000
Average number of shares outstanding	114,000,000	114,000,000
Net income adjusted for minority interests in € m	309	483
Earnings per share in €	2.71	4.24

During the reporting period, no financial instruments were outstanding which could have had a dilutive effect on the ordinary shares. Therefore basic earnings per share equal diluted earnings per share.

Notes to the balance sheet

(13) Cash and balances with central banks

€ m	2002	2001
Cash and balances with central banks	1,630	2,851
Debt instruments issued by public borrowers and bills eligible for discounting at central banks	194	577
Treasury bills and non-interest-bearing Treasury notes as well as similar debt instruments issued by public issuers	*179*	*521*
Bills of exchange	*15*	*56*
CASH AND BALANCES WITH CENTRAL BANKS	**1,824**	**3,428**

(14) Trading assets

€ m	2002	2001
Bonds and other fixed-income securities	**6,894**	**4,509**
Money market paper	*850*	*421*
Debt securities	*5,579*	*4,088*
issued by public borrowers	*1,505*	*327*
issued by other borrowers	*4,074*	*3,761*
Group's own debt securities	*465*	–
Shares and other variable-yield securities	**1,293**	**1,816**
Shares	*81*	*150*
Investment certificates	*763*	*735*
Other	*449*	*930*
Positive market values on derivative financial instruments	**10,750**	**7,307**
Equity derivatives	*41*	*23*
Interest-rate and currency derivatives	*10,709*	*7,285*
Other trading assets	**17**	**103**
TRADING ASSETS	**18,954**	**13,735**

(15) Loans and advances to banks and customers

Loans and advances to, and placements with, banks – breakdown by product

€ m	2002	2001
Loans and advances	9,615	9,249
Money market placements	19,943	33,347
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**29,558**	**42,596**

Loans and advances to, and placements with, banks – breakdown by region

€ m	2002	2001
Austria	4,841	8,029
Abroad	24,717	34,567
Central and Eastern Europe	*7,043*	*6,893*
Other foreign countries	*17,674*	*27,674*
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**29,558**	**42,596**

Loans and advances to, and placements with, banks – breakdown by maturity

€ m	2002	2001
Repayable on demand	3,689	1,336
With a remaining maturity of		
up to 3 months	11,746	20,910
over 3 months up to 1 year	4,017	9,041
over 1 year up to 5 years	7,014	7,954
over 5 years	3,092	3,354
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**29,558**	**42,596**

Loans and advances to customers – breakdown by product

€ m	2002	2001
Loans and advances	73,694	77,014
Other receivables	2,660	1,568
LOANS AND ADVANCES TO CUSTOMERS	**76,354**	**78,583**

Loans and advances to customers – breakdown by region

€ m	2002	2001
Austria	49,836	49,753
Abroad	26,518	28,830
Central and Eastern Europe	*14,746*	*14,720*
Other foreign countries	*11,772*	*14,110*
LOANS AND ADVANCES TO CUSTOMERS	**76,354**	**78,583**

Loans and advances to customers – breakdown by maturity

€ m	2002	2001
Repayable on demand	11,525	9,922
With a remaining maturity of		
up to 3 months	8,941	8,977
over 3 months up to 1 year	5,110	6,684
over 1 year up to 5 years	12,847	13,809
over 5 years	37,932	39,190
LOANS AND ADVANCES TO CUSTOMERS	**76,354**	**78,583**

Leasing business

Total gross and net investment 2002

€ thsd	2002	2001
Total net investment		
Up to 3 months	156,816	171,685
Up to 1 year	325,014	388,068
Up to 5 years	1,111,425	1,169,517
Over 5 years	1,587,087	1,381,150
	3,180,342	**3,110,420**
Total gross investment		
Up to 3 months	158,155	182,222
Up to 1 year	338,456	408,428
Up to 5 years	1,272,860	1,495,212
Over 5 years	2,124,311	1,602,066
	3,893,782	**3,687,928**
Unearned finance income		
Up to 3 months	1,339	10,537
Up to 1 year	13,442	20,360
Up to 5 years	161,435	325,695
Over 5 years	537,224	220,916
	713,440	**577,508**
Unguaranteed residual values	**992,652**	**975,153**

New investments in leasing business developed as follows:

€ m	2002	2001
Austrian leasing business	521	533
Real estate	*268*	*256*
Equipment	*253*	*277*
International leasing business	28	97

(16) Loan loss provisions

€ m	for loans and advances to, and placements with, banks		for loans and advances to customers		Total	
	2002	2001	2002	2001	2002	2001
At beginning of reporting year	**71**	**48**	**3,258**	**2,808**	**3,329**	**2,856**
Adjustment not reflected in the income statement under IAS 22.19 for acquisition of BPH	–	–	50	–	–	–
Allocation	39	24	974	1,198	1,013	1,222
Release	–1	–6	–390	–461	–391	–467
Use	–1	–7	–304	–437	–305	–444
Exchange differences and other adjustments not reflected in the income statement	–14	12	–59	149	–74	161
AT END OF REPORTING YEAR	**94**	**71**	**3,528**	**3,258**	**3,622**	**3,329**

For the "adjustment not reflected in the income statement under IAS 22.19", see also note 18.

In the previous year, € 96 m in provisions for contingent liabilities were reported under loan loss provisions (see also note 23).

Loan loss provisions – breakdown by region

€ m	2002	2001
Austria	2,686	2,510
Abroad	936	819
Central and Eastern Europe	*931*	*809*
Other foreign countries	*5*	*10*
LOAN LOSS PROVISIONS	**3,622**	**3,329**

(17) Investments

€ m	2002	2001
Held-to-maturity investments – debt securities	**7,341**	**9,217**
Available-for-sale investments	**9,880**	**7,765**
Shares in unconsolidated subsidiaries	1,234	1,040
Shares in other companies	2,378	844
Other fixed-income securities	3,132	2,431
Shares and other variable-yield securities	3,136	3,450
Securities held as short-term investments	*1,445*	*3,431*
Securities held as long-term investments	*1,691*	*19*
Investments in companies accounted for under the equity method	**325**	**400**
Investment property	**431**	**437**
INVESTMENTS	**17,976**	**17,819**

Movements in investments

€ m	Changes resulting from foreign currency translation	Changes in group of consolidated companies	Additions	Disposals	Changes in measurement reflected in net income	Changes in measurement under IAS 39 recognised directly in equity	Total changes
Held-to-maturity investments – debt securities	**–268**	**–11**	**2,824**	**–4,410**	**–11**	**–**	**–1,876**
Available-for-sale investments	**–33**	**245**	**5,716**	**–3,569**	**–206**	**–37**	**2,115**
Shares in unconsolidated subsidiaries	–34	241	998	–933	–78	–	194
Shares in other companies	1	2	2,339	–647	–124	–37	1,533
Other fixed-income securities	–	–	701	–	–	–	701
Shares and other variable-yield securities	–	2	1,677	–1,989	–4	–	–314
Securities held as short-term investments	*–*	*–*	*–*	*–1,986*	*–*	*–*	*–1,986*
Securities held as long-term investments	*–*	*2*	*1,677*	*–3*	*–4*	*–*	*1,672*
Interests in companies accounted for under the equity method	**–**	**–**	**27**	**–94**	**–8**	**–**	**–75**
Investment property	**4**	**–**	**53**	**–48**	**–15**	**–**	**–6**
TOTAL CHANGES							**158**

Almost all of the disposals of held-to-maturity investments totalling € 4,410 m relate to redemption upon expiry.
As a result of structural changes in the equity investment portfolio, € 680 m was disposed of in conformity with IAS 39.83.

(18) Property and equipment, intangible assets

Property and equipment

€ m	2002	2001
Land and buildings used for banking operations	742	555
Other land and buildings	18	240
Other property and equipment	418	512
PROPERTY AND EQUIPMENT	**1,177**	**1,308**

Intangible assets

€ m	2002	2001
Goodwill	872	844
Other intangible assets	290	201
INTANGIBLE ASSETS	**1,162**	**1,045**

Movements in property and equipment and in intangible assets

€ m	Carrying amount 31 Dec. 2001	Adjustment under IAS 22.19	Acquisition cost 1 Jan. 2002	Accumulated depreciation and amortisation 1 Jan. 2002	Changes in group of consolidated companies	Foreign currency translation	Additions	Disposals	Depreciation and amortisation	Carrying amount 31 Dec. 2002
Property and equipment[1]	1,275		2,384	–1,109	13	–49	190	–109	–143	1,177
Intangible assets[1]	234		429	–195	5	–5	150	–10	–84	290
Goodwill[2]	844	17	1,037	–176	–	–10	115	–6	–88	872

1) Reclassification of € 33 m because of change in recognition of software carried as assets

2) A 34% interest in BPH was acquired in 2001. The fair values of acquired loans and advances were subsequently adjusted by € 50 m. As a result, in accordance with IAS 22.71, goodwill was adjusted on pro-rata basis by € 17 m, the remainder was offset against minority interests.

(19) Other assets

€ m	2002	2001
Tax claims	1,168	1,113
Current taxes	*143*	*130*
Deferred taxes	*1,025*	*983*
Positive market values on derivative hedging instruments	2,470	2,184
Other assets	885	1,002
Prepaid expenses	63	209
OTHER ASSETS	**4,586**	**4,508**

Deferred taxes

€ m	2002	2001
Deferred tax assets	**678**	**664**
relating to trading assets	88	1
loans and advances to customers incl. loan loss provisions	85	105
investments	48	110
property and equipment	6	6
other assets	161	117
amounts owed to banks and customers	13	32
provisions for pensions and severance payments and other provisions	252	287
other balance sheet items	25	6
Deferred tax assets relating to unused tax losses carried forward	**346**	**319**
DEFERRED TAXES	**1,025**	**982**

In 2002, deferred taxes amounting to € 138 m (2001: € 144 m) were recognised directly in equity. Of the total amount, € 2 m (2001: € 62 m) was credited to the available-for-sale reserve and € 136 m (2001: € 82 m) to the cash flow hedge reserve.

(20) Amounts owed to banks and customers

Amounts owed to banks – breakdown by product

€ m	2002	2001
Repayable on demand	3,883	2,319
With agreed maturity dates or periods of notice Loans raised	10,603	9,874
Money market deposits by banks	21,028	32,495
Other amounts owed to banks	5,519	3,664
AMOUNTS OWED TO BANKS	**41,033**	**48,352**

Amounts owed to banks – breakdown by region

€ m	2002	2001
Austria	13,964	12,081
Abroad	27,069	36,271
Central and Eastern Europe	*4,313*	*4,179*
Other foreign countries	*22,756*	*32,092*
AMOUNTS OWED TO BANKS	**41,033**	**48,352**

Amounts owed to banks – breakdown by maturity

€ m	2002	2001
Repayable on demand	3,883	2,319
With a remaining maturity of		
up to 3 months	22,021	31,898
over 3 months up to 1 year	3,682	1,677
over 1 year up to 5 years	2,925	1,590
over 5 years	8,519	10,869
AMOUNTS OWED TO BANKS	**41,033**	**48,352**

Amounts owed to customers – breakdown by product

€ m	2002	2001
Savings deposits	17,578	16,495
Other amounts owed to customers	38,983	43,467
AMOUNTS OWED TO CUSTOMERS	**56,562**	**59,962**

Amounts owed to customers – breakdown by region

€ m	2002	2001
Austria	33,829	35,307
Abroad	22,733	24,655
Central and Eastern Europe	*15,013*	*15,618*
Other foreign countries	*7,720*	*9,037*
AMOUNTS OWED TO CUSTOMERS	**56,562**	**59,962**

Amounts owed to customers – breakdown by maturity

€ m	2002	2001
Repayable on demand	16,808	16,664
With a remaining maturity of		
up to 3 months	19,508	24,301
over 3 months up to 1 year	6,499	5,921
over 1 year up to 5 years	5,681	6,087
over 5 years	8,066	6,989
AMOUNTS OWED TO CUSTOMERS	**56,562**	**59,962**

(21) Liabilities evidenced by certificates

Liabilities evidenced by certificates – breakdown by product

€ m	2002	2001
Debt securities issued	14,926	15,645
Mortgage bonds and local-authority bonds	*2,559*	*2,435*
Other debt securities issued	*12,367*	*13,210*
Other liabilities evidenced by certificates	5,066	7,541
LIABILITIES EVIDENCED BY CERTIFICATES	**19,992**	**23,186**

Debt securities issued are liabilities evidenced by listed securities. Other liabilities evidenced by certificates are unlisted securities issues of the Bank Austria Creditanstalt Group.

Liabilities evidenced by certificates – breakdown by maturity

€ m	2002	2001
With a remaining maturity of		
up to 3 months	2,810	4,018
over 3 months up to 1 year	1,645	2,314
over 1 year up to 5 years	9,306	9,075
over 5 years	6,231	7,778
LIABILITIES EVIDENCED BY CERTIFICATES	**19,992**	**23,186**

(22) Trading liabilities

€ m	2002	2001
Negative market values on derivative financial instruments		
Equity derivatives	34	94
Interest-rate and currency derivatives	10,301	7,028
Other trading liabilities	169	–
TRADING LIABILITIES	**10,504**	**7,122**

(23) Provisions

€ m	2002	2001
Provisions for retirement benefits and similar obligations	2,609	2,564
Provisions for taxes	588	485
Current taxes	*78*	*61*
Deferred taxes	*510*	*424*
Provisions for restructuring costs	2	10
Provisions for contingent liabilities	100	[1]
Other provisions for impending losses	191	193
PROVISIONS	**3,490**	**3,251**

1) In the previous year, € 96 m in provisions for contingent liabilities was reported under loan loss provisions on the assets side.

Movements in provisions for pensions and similar obligations

€ m	2002	2001
Provision as at 1 January	2,564	2,423
+/– change in group of consolidated companies	–3	24
+ transfers from other provisions	16	–
+ interest cost	154	145
+ current service cost	28	45
+ past service cost/early retirement	42	89
– pension payments in the reporting year	–190	–162
PROVISION AS AT 31 DECEMBER	**2,609**	**2,564**

Deferred tax liabilities

€ m	2002	2001
Relating to:		
loan loss provisions for loans and advances to banks and customers	22	19
trading assets	125	39
property and equipment	38	43
investments	296	294
other assets	18	9
amounts owed to banks and customers	7	9
liabilities evidenced by certificates	3	4
other balance sheet items	1	7
DEFERRED TAX LIABILITIES	**510**	**424**

(24) Other liabilities

€ m	2002	2001
Negative market values on derivative hedging instruments	3,082	1,871
Other amounts payable	1,478	2,382
Deferred income	112	167
OTHER LIABILITIES	**4,673**	**4,420**

(25) Subordinated capital

€ m	2002	2001
Subordinated liabilities	5,207	5,794
Supplementary capital	1,247	1,438
SUBORDINATED CAPITAL	**6,455**	**7,232**

Subordinated capital – breakdown by maturity

€ m	2002	2001
With a remaining maturity of up to 3 months	–	85
over 3 months up to 1 year	635	355
over 1 year up to 5 years	554	1,287
over 5 years	5,266	5,506
SUBORDINATED CAPITAL	**6,455**	**7,232**

(26) Shareholders' equity

The Bank Austria shares acquired to service a convertible bond issued by Bank Austria were converted into HVB shares when Bank Austria was acquired by HVB. In 2002, these HVB shares were for the first time deducted from shareholders' equity as shares in a controlling company.

Additional IAS disclosures

(27) Fair values

The following table shows the fair values of balance sheet items and related off-balance sheet transactions. Loans and advances to, and placements with, banks as well as loans and advances to customers are stated after deduction of loan loss provisions. The fair values indicated in the table are the amounts for which the financial instruments could have been exchanged between knowledgeable, willing parties in an arm's length transaction at the balance sheet date. To the extent that market prices were available from exchanges or other efficient markets, these were stated as fair values. For the other financial instruments, internal valuation models were used, in particular the present value method. For fixed-rate loans and advances to, and amounts owed to, banks and customers with a remaining maturity of, or regular interest rate adjustment within, less than one year, amortised cost was stated as fair value. Investments in listed companies are included in the fair value of investments at their market values as at the balance sheet date. For investments in unlisted companies, amortised cost was stated as fair value.

Fair values

€ m	2002		2001		Difference between fair value and carrying amount in 2002	Difference between fair value and carrying amount in 2001
	Fair value	Carrying amount	Fair value	Carrying amount		
Loans and advances to, and placements with, banks	29,626	29,464	42,706	42,554	+162	+152
Loans and advances to customers	73,776	72,825	75,694	75,327	+951	+367
Investments	18,249	17,976	17,940	17,832	+273	+108
					+1,386	**+627**
Amounts owed to banks	41,196	41,033	47,611	47,677	+163	−66
Amounts owed to customers	56,761	56,562	59,992	59,962	+199	+30
Liabilities evidenced by certificates	20,085	19,992	23,850	23,902	+93	−52
Subordinated capital	6,564	6,455	7,332	7,232	+109	+99
					+564	**+12**
BALANCE					**+822**	**+615**

fair value higher than carrying amount (+)
fair value lower than carrying amount (–)

(28) Related party disclosures

a) Information on members of the Managing Board, the Supervisory Board and the Employees' Council of Bank Austria Creditanstalt AG

Expenses for severance payments and pensions

Expenses for severance payments and pensions are included in the items "Wages and salaries", "Expenses for retirement benefits and other benefits", "Allocation to the pension provision" and "Release of the provision for severance payments". In the reporting year, allocations and payments for members of the Managing Board, senior executives and their surviving dependants totalled € 11.6 m; allocations and payments for other employees and their surviving dependants amounted to € 347.4 m.

In addition, contributions to pension funds for active Managing Board members amounted to € 0.4 m and for former Managing Board members € 4.5 m.

The list of members of the Managing Board and of the Supervisory Board of Bank Austria Creditanstalt AG is given on pages 8 and 9 of this annual report.

Emoluments of members of Bank Austria Creditanstalt AG's Managing Board and Supervisory Board

The emoluments of the Managing Board members active in the 2002 business year – excluding payments into pension funds – totalled € 7.7 m (2001: € 6.8 m). Emoluments for activities on behalf of subsidiaries amounted to € 0.03 m (2001: € 0.1 m).

Payments to former members of the Managing Board and their surviving dependants – excluding payments into pension funds – totalled € 9.5 m (2001: € 9.2 m). Emoluments for activities on behalf of subsidiaries amounted to € 0.5 m (2001: € 0.06 m).

The emoluments of members of the Supervisory Board active in the 2002 business year totalled € 0.3 m (2001: € 0.6 m) for Bank Austria AG and € 0.01 m (2001: € 0.01 m) for the two credit associations. In 2001 and 2002, no emoluments were paid for activities on behalf of subsidiaries.

Loans and advances to members of the Managing Board and of the Supervisory Board of Bank Austria Creditanstalt AG

Advances granted to members of the Managing Board amounted to € 0.1 m (2001: € 0.03 m). Loans to members of the Supervisory Board amounted to € 0.7 m (2001: € 1.2 m). Repayments during the business year totalled € 0.1 m (2001: € 0.03 m).

Loans to the Supervisory Board include those made to members of the Employees' Council who are members of the Supervisory Board. The maturities of the loans range from five to fifteen years. The rate of interest payable on these loans is the rate charged to employees of Bank Austria Creditanstalt.

b) Relationships with the parent company, unconsolidated subsidiaries and other companies in which an equity interest is held

Bayerische Hypo- und Vereinsbank AG, Munich (HVB)

HVB holds 99.99% of the shares in Bank Austria Creditanstalt AG. Pursuant to the "Bank of the Regions" agreement, Bank Austria Creditanstalt has been entrusted with managing the business operations of the HVB Group in Austria and the countries of Central and Eastern Europe (excluding the Baltic states, Ukraine and Russia). HVB is responsible for business units in the rest of the world. Gerhard Randa, Chairman of the Managing Board of Bank Austria Creditanstalt, is also a member of the Board of Managing Directors of HVB.

The following table shows the amounts of Bank Austria Creditanstalt's loans and advances to, and amounts owed to, the parent company, unconsolidated subsidiaries and other companies in which Bank Austria Creditanstalt holds an equity interest. Business relations with these companies are maintained on terms and conditions in line with banking practice.

Loans and advances to subsidiaries and other companies in which an equity interest is held

	Subsidiaries		Other equity interests	
€ m	31 Dec. 2002	31 Dec. 2001	31 Dec. 2002	31 Dec. 2001
Loans and advances to, and placements with, banks	344	331	2,410	2,973
Loans and advances to customers	1,067	1,452	1,673	1,622
Loan loss provisions	–	–	–	–
Trading assets	21	486	371	42
Investments	107	498	245	148
LOANS AND ADVANCES	**1,539**	**2,767**	**4,699**	**4,785**

Amounts owed to subsidiaries and other companies in which an equity interest is held

€ m	Subsidiaries		Other equity interests	
	31 Dec. 2002	31 Dec. 2001	31 Dec. 2002	31 Dec. 2001
Amounts owed to banks	256	18	10,645	11,162
Amounts owed to customers	158	204	444	410
Liabilities evidenced by certificates	–	–	–	80
Subordinated capital	–	–	–	7
AMOUNTS OWED	**414**	**222**	**11,089**	**11,659**

c) Other information on related party relationships

Privatstiftung zur Verwaltung von Anteilsrechten (the "Private Foundation"; until 18 April 2001, "Anteilsverwaltung-Zentralsparkasse")

The Private Foundation is a contracting party to the Bank of the Regions agreement and holds (via a German company controlled through a subsidiary) 5.13% of the shares in HVB.

In 2002, an (indirect) minority interest in a subsidiary of the Private Foundation was exchanged for profit-sharing rights in another subsidiary of the Private Foundation (with no effect on income). The carrying amount of these profit-sharing rights totals € 476 m.

In the reporting year, a minority interest in VISA-SERVICE Kreditkarten Aktiengesellschaft, Vienna, with a proportionate book value of € 2.1 m, and the equity interest in Österreichische Verkehrsbüro Aktiengesellschaft, Vienna, with a book value of € 94.3 m, were sold to another company controlled by this Private Foundation. These two transactions resulted in a profit of € 75.9 m.

The board of trustees of the Private Foundation has 14 members, three of whom are members of the Managing Board of Bank Austria Creditanstalt AG.

B & C Privatstiftung

The board of trustees of this foundation has three members, one of whom is a member of the Managing Board of Bank Austria Creditanstalt AG.

The carrying amount of a profit-sharing right in a subsidiary of this foundation is € 863.4 m.

Immobilien Privatstiftung

The board of trustees of this foundation has three members, one of whom is a member of the Managing Board of Bank Austria Creditanstalt AG.

The carrying amount of a profit-sharing right in a subsidiary of this foundation is € 420.6 m. In the reporting year, income from this profit-sharing right was € 21.9 m.

Municipality of Vienna

The Municipality of Vienna has provided a deficiency guarantee for all outstanding liabilities of Bank Austria AG which were entered into by 31 December 2001.

(29) Segment reporting

The primary segment reporting format is based on the internal reporting structure of business segments, which reflects management responsibilities in the Bank Austria Creditanstalt Group in 2002. The corporate divisions are presented like independent units with their own capital resources and are responsible for their own results.

The definition of business segments is primarily based on service responsibility for customers.

The internal reporting structure in the Bank Austria Creditanstalt Group comprises the following business segments:

Domestic Private Customers and Professionals

Responsibility for Domestic Private Customers and Professionals covers the retail banking activities of Bank Austria Creditanstalt AG, Schoellerbank AG, BANK*PRIVAT* and the credit card business.

Domestic Corporate Customers

Domestic Corporate Customers essentially includes the corporate banking activities of Bank Austria Creditanstalt AG as well as the leasing business of the Bank Austria Creditanstalt Group.

Domestic Real Estate Finance and Real Estate Customers

Domestic Real Estate Finance and Real Estate Customers comprises the activities of Bank Austria Creditanstalt and of Bank Austria Creditanstalt Wohnbaubank AG in the area of large-volume real estate financing in Austria (business with non-profit and commercial housing construction companies, real estate developers).

International Markets – Domestic Operations

International Markets – Domestic Operations essentially comprises the treasury activities of the Bank Austria Creditanstalt Group's domestic operations.

CEE

CEE includes the commercial banking units of the Bank Austria Creditanstalt Group in Central and Eastern Europe.

Asset Management

Asset Management comprises the Bank Austria Creditanstalt Group's asset management activities.

Other items/reclassifications

Other items/reclassifications cover equity interests that are not attributed to a business segment. Also included are inter-segment eliminations and other items which cannot be attributed to the individual business segments.

Methods

Net interest income is split up according to the market interest rate method. Costs are allocated to the individual business segments from which they arise.

Amortisation on goodwill arising on acquisitions is also attributed to the individual business segments.

Capital allocation is based on Austrian supervisory guidelines. Capital allocated to the business segments amounts to 6.2% (2001: 5.4%) of the risk positions (credit and market risk equivalent).

An interest rate which represents the long-term average return on risk-free investments in the capital market, as determined by empirical surveys, is applied to allocated capital on a uniform Group-wide basis, and the notional income from investment of capital is included in net interest income.

The result of each segment is measured by the net income before taxes earned by the respective segment. In addition to the cost/income ratio, the return on equity is one of the key ratios used for controlling the business segments.

€ m		Domestic Private Customers and Professionals	Domestic Corporate Customers	Domestic Real Estate Finance and Real Estate Customers	CEE	International Markets	Asset Management	Other items/ reclassifications	BA-CA Group
Net interest income	2002	775	629	97	639	128	–5	44	2,307
	2001	825	698	94	758	174	7	116	2,673
Losses on loans and advances	2002	–97	–292	–26	–101	–7	–	–14	–537
	2001	–89	–444	–50	–119	–	–	–1	–703
Net fee and commission income	2002	435	265	10	328	8	26	5	1,076
	2001	446	279	9	269	29	27	1	1,061
Net trading result	2002	–	3	–	29	132	61	6	231
	2001	2	1	–	101	74	66	16	261
General administrative expenses	2002	999	435	32	725	104	39	170	2,503
	2001	1,101	490	27	779	146	53	177	2,773
Balance of other operating income and expenses	2002	17	8	–	–6	–3	1	–20	–1
	2001	29	14	–	–15	5	–	2	34
Operating profit	**2002**	**132**	**178**	**49**	**165**	**154**	**45**	**–150**	**572**
	2001	**113**	**58**	**26**	**215**	**137**	**47**	**–43**	**552**
Net income from investments	2002	5	33	–4	23	–2	–7	–21	28
	2001	6	4	–	–17	36	–13	171	187
Balance of other income and expenses	2002	–	–	–	–1	–	–	–6	–8
	2001	–	–2	–	–2	–1	–	–5	–10
Amortisation of goodwill	2002	6	4	–	44	27	3	4	88
	2001	2	1	–	35	8	–	28	74
Profit from ordinary activities/ Net income before taxes	**2002**	**131**	**207**	**45**	**142**	**125**	**35**	**–181**	**504**
	2001	**116**	**59**	**26**	**162**	**165**	**34**	**94**	**655**
Credit and market risk equivalent (average)	2002	11,401	27,546	5,334	13,397	4,200	1,686	8,138	71,702
	2001	11,122	28,581	5,362	12,430	4,241	1,936	10,570	74,241
Equity allocated (average)	2002	707	1,708	331	831	260	105	800	4,742
	2001	598	1,503	333	671	229	105	1,307	4,745
Return on equity before taxes in %	*2002*	*18.5%*	*12.1%*	*13.6%*	*17.1%*	*48.2%*	*33.6%*		*10.6%*
	2001	*19.4%*	*3.9%*	*7.8%*	*24.1%*	*71.8%*	*32.6%*		*13.8%*
Cost/income ratio in %	*2002*	*81.3%*	*48.0%*	*30.1%*	*73.2%*	*39.4%*	*46.5%*		*69.3%*
	2001	*84.5%*	*49.4%*	*26.4%*	*70.0%*	*51.6%*	*53.3%*		*68.8%*

Breakdown of income by region

€ m	Austria 2002	Austria 2001	Central and Eastern Europe 2002	Central and Eastern Europe 2001	Other regions 2002	Other regions 2001	Total 2002	Total 2001
Net interest income	1,553	1,774	725	839	28	60	2,307	2,672
Losses on loans and advances	–430	–577	–101	–122	–6	–4	–537	–703
Net interest income after losses on loans and advances	1,122	1,196	625	717	23	56	1,770	1,969
Net fee and commission income	767	780	328	302	–19	–22	1,076	1,061
Net trading result	140	82	29	108	61	70	231	261

(30) Assets on which interest is not being accrued

€ m	2002	2001
Non-accrual assets within loans and advances to, and placements with, banks	172	96
Non-accrual assets within loans and advances to customers	2,488	2,980
ASSETS PUT ON A NON-ACCRUAL STATUS	**2,659**	**3,076**

Within Bank Austria Creditanstalt, assets are put on a non-accrual status if interest-earning assets are not expected to produce interest income inflows in the subsequent period. A loan loss provision is made for such assets on a percentage basis.

(31) Assets pledged as security

As at 31 December 2002, assets pledged by Bank Austria Creditanstalt totalled € 12,965.1 m (as at 1 January 2002: € 17,940.7 m).

(32) Subordinated assets

€ m	2002	2001
Loans and advances to, and placements with, banks	1,100	1,533
Loans and advances to customers	711	421
Trading assets	126	34
Bonds and other fixed-income securities	182	327

(33) Assets and liabilities in foreign currency

€ m	2002 Assets	2002 Liabilities	2001 Assets	2001 Liabilities
US dollar	14,616	21,522	23,480	28,300
Yen	5,138	4,886	6,030	4,797
Swiss franc	11,261	2,771	12,461	3,665
Other	20,162	20,555	21,497	21,414
TOTAL – FOREIGN CURRENCIES	**51,177**	**49,735**	**63,468**	**58,176**

(34) Trust assets and trust liabilities

As part of its business activities, Bank Austria Creditanstalt also manages trust assets and trust liabilities (as at the balance sheet date: € 1,392 m; 2001: € 2,066 m) which are not recognised as assets and liabilities.

€ m	2002	2001
Loans and advances to, and placements with, banks	33	46
Loans and advances to customers	1,117	1,831
Debt securities	14	5
Shares	51	5
Equity interests	33	31
Property and equipment	141	144
Other assets	4	4
TRUST ASSETS	**1,392**	**2,066**
Amounts owed to banks	270	369
Amounts owed to customers	654	1,232
Liabilities evidenced by certificates	326	329
Other liabilities	143	136
TRUST LIABILITIES	**1,392**	**2,066**

(35) Repurchase agreements

Under repurchase agreements, assets were sold to third parties with a commitment to repurchase the financial instruments at a price specified when the assets were sold. At the balance sheet date, the total amount of repurchase agreements was € 1,584 m (2001: € 1,652 m). In those cases where Bank Austria Creditanstalt is the transferor, the relevant assets continue to be recognised in its balance sheet. In those cases where Bank Austria Creditanstalt is the transferee, the bank does not recognise the assets in its balance sheet, but only cash transactions.

(36) Contingent liabilities and commitments

€ m	2002	2001
Guarantees	12,341	11,753
Acceptances and endorsements	27	26
CONTINGENT LIABILITIES	**12,368**	**11,779**
Liabilities arising from sales with an option to repurchase	503	1,383
Other commitments	8,206	7,086
COMMITMENTS	**8,710**	**8,469**

(37) List of selected subsidiaries and other equity interests/group of consolidated companies

Companies controlled by Bank Austria Creditanstalt

Name and domicile of company	Ownership interest in %	Method of accounting for the interest
Asset Management GmbH, Vienna	100.00	c
BA/CA Asset Finance Limited, Glasgow	96.29	c
BA-CA Private Equity GmbH, Vienna	100.00	
Bank Austria Creditanstalt Finanzservice GmbH, Vienna	100.00	
BACA Export Finance Limited, London	100.00	c
Bank Austria Cayman Islands Ltd., Georgetown, Cayman Islands	100.00	c
Bank Austria Creditanstalt d.d. Ljubljana, Ljubljana	99.98	c
Bank Austria Creditanstalt Leasing GmbH, Vienna	99.98	c
Bank Austria Creditanstalt Wohnbaubank AG, Vienna	100.00	c
Bank Austria Creditanstalt Treuhand GmbH, Vienna	75.00	c
Bank Przemyslowo-Handlowy PBK S.A., Kraków	52.08	c
BANKPRIVAT AG, Vienna	100.00	c
CA Betriebsobjekte AG, Vienna	100.00	c
CABET-Holding-Aktiengesellschaft, Vienna	100.00	c
CAPITAL INVEST die Kapitalanlagegesellschaft der Bank Austria/Creditanstalt Gruppe GmbH, Vienna	100.00	c
Commercial Bank Biochim AD, Sofia	99.68	(c from 1 Jan. 2003)
DOMUS FACILITY MANAGEMENT GmbH, Vienna	100.00	c
Gornoslaski Bank Gospodarczy – Spólka Akcyjna, Katowice	69.02	c
Hypo Vereinsbank Bank Hipoteczny S.A., Warsaw	100.00	c
HVB Bank Croatia d.d., Zagreb	80.02	c
HVB Bank Czech Republic a.s., Prague	100.00	c
HVB Bank Hungary Rt., Budapest	100.00	c
HVB Bank Romania S.A., Bucharest	100.00	c
HVB Bank Slovakia a.s., Bratislava	100.00	c
HVB Bank Yugoslavia A.D., Belgrade	99.00	
"HVB-Banka Bosna i Hercegovina" d.d., Sarajevo	100.00	
Lassallestraße Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft m.b.H., Vienna	99.00	c
Mezzanin Finanzierungs AG, Vienna	80.00	
Schoellerbank Aktiengesellschaft, Vienna	100.00	c
Splitska Banka d.d., Split	90.08	c
VISA-SERVICE Kreditkarten Aktiengesellschaft, Vienna	50.10	c
WAVE Solutions Information Technology GmbH, Vienna	100.00	c

Companies in which Bank Austria Creditanstalt can exercise significant influence

Name and domicile of company	Ownership interest in %	Method of accounting for the interest
Adria Bank Aktiengesellschaft, Vienna	25.50	e
Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg	27.08	e
CA Versicherung AG, Vienna	30.10	e
EK Mittelstandsfinanzierungs AG, Vienna	24.02	
Europay Austria Zahlungsverkehrssysteme GmbH, Vienna	23.95	
Investkredit Bank AG, Vienna	26.74	e
M.A.I.L. Finanzberatung GmbH, Vienna	49.00	
NOTARTREUHANDBANK AG, Vienna	25.00	
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna	49.15	e
UBF Mittelstandsfinanzierungs AG, Vienna	24.10	
Union Versicherungs-Aktiengesellschaft, Vienna	33.33	e
Wienerberger AG, Vienna	31.88	
WED Holding Gesellschaft m.b.H., Vienna	48.06	

Note:
The ownership interest is the Bank Austria Creditanstalt Group's ownership interest in the equity of the company.
For the purpose of calculating the ownership interest in a target company, shares held by consolidated companies and by other subsidiaries are added up. In this connection, the ownership interest in subsidiaries holding shares in the target company is not taken into account.
Method of accounting for the interest:
c = consolidated,
e = accounted for using the equity method

Risk Report

(38) Global risk management

Bank Austria Creditanstalt identifies, measures, monitors and manages all risks of the Bank Austria Creditanstalt Group and works closely with the risk control and risk management units of HypoVereinsbank.

Bank Austria Creditanstalt divides the monitoring and controlling processes associated with risk controlling and risk management into the following categories:

- market risk
- credit risk
- liquidity risk
- operational risk
- business risk
- risks arising from the bank's own real estate portfolio
- risks arising from the bank's equity interests

The Managing Board determines the risk policy and approves the principles of risk controlling and risk management, the establishment of limits for all relevant risks, and the risk control procedures.

In performing these tasks, the Managing Board is supported by specific committees and independent risk controlling and risk management units.

MARALCO is responsible for the management of balance-sheet structure positions and controls market risk arising from the trading books. This committee also establishes the framework and limits for banking subsidiaries. Credit risk is assessed by the credit committee and by the country risk committee. The task of the Sales ALM unit, which is responsible for asset/liability management, is to coordinate risk control between sales units and overall bank management.

The "Market Risk Management and ALCO Support", "Profit Measurement – Trading", "Credit Risk Methods and Instruments" and "Operational and Group Risk" departments are in charge of developing and implementing the methods of risk measurement; further improving and refining the measurement and control instruments; complying with the relevant minimum requirements applicable to trading activities; developing and maintaining manuals; as well as reporting on the Bank Austria Creditanstalt Group's risk profile in an independent and neutral manner.

Credit risk is managed for the Bank Austria Creditanstalt Group as a whole, and across all types of products and customer groups, by the Managing Board member responsible for risk management.

The Bank Austria Creditanstalt Group applies the principle of dual management and control. Under this principle, for pricing purposes in customer business (micro control), both the minimum Tier 1 capital required pursuant to the Austrian Banking Act and economic capital are expected to yield a specific return (to cover unexpected loss). Beyond compliance with the regulatory capital rules pursuant to the Austrian Banking Act, economic capital is intended to reflect the bank's specific risk profile in a comprehensive and more consistent way. With the exception of liquidity risk, economic capital is calculated using uniform value-at-risk methods across all types of risk. For this purpose, unexpected losses over a period of one year are calculated with a confidence level of 99%.

The Bank Austria Creditanstalt Group is included in the risk monitoring and risk management system of the entire HVB Group, and comprehensive and consolidated HVB risk figures are calculated, periodically. This ensures uniform risk management across the entire HVB Group.

Market risks on trading activities

At Bank Austria, market risk management encompasses the recognition, measurement, monitoring and management of all market risks resulting from the banking business. The processes and methods used for measuring risk, defining and reviewing limits as well as trading activities have been summarised in a market risk management manual.

The method of measuring market risk is based on the value-at-risk (VaR) method and was introduced throughout Bank Austria Creditanstalt on a Group-wide basis. Value at risk represents the maximum loss which might arise from a trading book and is determined by statistically expected changes in market parameters for a specific holding period at a specified level of probability.

Bank Austria Creditanstalt uses a self-developed internal model and takes a variance-covariance approach. The NORISK model has been used for risk management and supervisory purposes within Bank Austria Creditanstalt since the beginning of 1998. The model is further refined and regularly adjusted to developments in financial markets and to risk management needs. It is a comprehensive analysis tool providing risk management and trading units with information on positioning, risk structure and the results of scenario calculations on a timely and Group-wide basis. The model is operated and further developed in Vienna on a Group-wide basis and is also applied locally at the sub-group's major foreign units. Daily risk measurement is based on 2.33 standard deviations and a one-day holding period. Using this method, possible losses arising from the trading books are no larger, with a probability of 99%, than the amount of value at risk.

As at 31 December 2002, value at risk for the trading books was as follows:

€ m	Bank Austria Creditanstalt AG	Bank Austria Creditanstalt Group
Exchange rate risk	1.9	2.0
Equity position risk	0.9	0.9
Interest rate position risk	4.8	5.2

The model of risk measurement has additionally been used for the purpose of determining the capital resources required to be held pursuant to the Austrian Banking Act (implementation of the Capital Adequacy Directive). Under this model, value at risk has also been calculated for a two-week holding period. This calculation takes into account the quantitative standards required by law and by the Austrian Federal Ministry of Finance (one-sided confidence level of 99%, multiplier 3, average for the past 60 business days, add-on in the amount of the specific position risk). The multiplier of 3 was confirmed by the Austrian National Bank in an expert opinion issued pursuant to Section 26b of the Austrian Banking Act.

Within Bank Austria Creditanstalt, the reliability and accuracy of the internal model is monitored by daily back-testing comparing the value-at-risk amounts with the actually observed fluctuations in market parameters and in the total value of the trading books. The results of back-testing have so far continued to confirm the accuracy and reliability of the model.

During the 2002 financial year, back-testing revealed no excess, which means that the model continues to be within the green zone under the Austrian Banking Act and the Basel regulatory guidelines.

Value at risk (1 day) and back-testing results


25
20
15
10
5
0
-5
-10
-15
-20
-25
02.01
15.01
28.01
08.02
21.02
06.03
19.03
02.04
15.04
26.04
13.05
27.05
10.06
21.06
04.07
17.07
30.07
12.08
26.08
06.09
19.09
02.10
15.10
28.10
11.11
22.11
05.12
18.12
Result
1-day VAR

Value-at-risk calculations in the trading sector are complemented by various stress scenarios to identify the potential effects on the Group's earnings of stressful market conditions. The assumptions made under such stress scenarios include extreme movements in prices or rates and a dramatic deterioration in market liquidity. In the interest rate sector, tests are carried out to simulate a straightforward parallel shift, a turnaround in the yield curve, and a strong long-term increase in money market rates.

The results of the current stress tests are an essential factor taken into account in determining market risk limits within Bank Austria Creditanstalt.

Market risks and asset/liability management (banking book)

Bank Austria Creditanstalt uses a separate procedure to evaluate market risks resulting from the general structure of the balance sheet, from the decisions of the market risk and asset/liability management committee (MARALCO) and from the positions of the "Asset/ Liability Management" department. MARALCO ensures the management of balance-sheet structure positions through money market and capital market transactions. Splitting net interest income into a terms-related contribution allocated to the business divisions and a contribution from maturity transformation reflecting the results of interest rate risk creates the basic conditions for uniform centralised management of all market risks by MARALCO. Bank Austria Creditanstalt's profit centres are released from any market risk through a matched funds transfer pricing system applied throughout the Group.

In the same way as for the calculation of VaR in the trading book, the value-at-risk method is also used for measuring market risk in the banking book.

Given the special significance and complexity of domestic customer business, the VaR calculation is complemented by a regular analysis of net interest income. The analysis is based on simulations providing indications of net interest income volatility. In addition to the business volume as at the reporting date, the factors taken into account for simulation purposes include assumptions regarding new business, demand behaviour (interest rate elasticity) and general developments affecting margins in major market segments. The simulation is based on a stochastic model of the yield curve and enables the bank to identify risks at an early stage and take appropriate measures. Thus Bank Austria Creditanstalt is very well prepared to meet the requirements arising from the proposed new capital adequacy framework with regard to interest rate risk in the banking book

A comprehensive analysis of the Group's interest rate risk as at 31 December 2002 showed the following interest rate sensitivities (effects of an interest rate increase of one basis point (0.01%) on the market values of interest-bearing assets and liabilities).

€		Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	5 years to 30 years	Total
Euro	Trading portfolio	−33,337	−4,392	−369,310	−41,882	−39,882	−488,803
Euro	Other positions	32,037	−211,620	1,220	701,384	−1,439,287	−916,260
US dollar	Trading portfolio	−1,619	18,418	47,383	−56,127	−12,978	−4,923
US dollar	Other positions	−8,969	−68,379	267,486	57,954	62,474	310,566
Swiss franc	Trading portfolio	3,547	−2,859	15,296	4,585	−20,520	49
Swiss franc	Other positions	35,878	−38,083	−190,276	−1,074	−20,320	−213,875
Pound sterling	Trading portfolio	−1,589	−539	−27,096	−4,574	−94	−33,892
Pound sterling	Other positions	6,058	−11,700	−7,474	77,679	−339	64,224
Yen	Trading portfolio	−364	3,256	−41,048	89,692	−76,587	−25,051
Yen	Other positions	5,319	−1,632	−37,602	13,129	75,122	54,336
Polish zloty	Trading portfolio	−1,277	−11,199	37,383	−108,095	14,961	−68,227
Polish zloty	Other positions	110	336	−87,809	−61,035	−1,049	−149,447
Czech crown	Trading portfolio	186	−4,852	14,003	13,746	13,141	36,224
Czech crown	Other positions	1,570	−2,571	−14,759	−75,023	159,662	68,879
Hungarian forint	Trading portfolio	−1,930	4,825	−20,538	−24,445	−24,204	−66,292
Hungarian forint	Other positions	−704	−4,892	−2,110	−9,053	−12	−16,771
Slovak crown	Trading portfolio	−453	206	−3,836	12,051	21,764	29,732
Slovak crown	Other positions	114	−822	−3,456	−20,554	−15,373	−40,091
Other	Trading portfolio	−129	−1,258	12,420	4,033	−2,577	12,489
Other	Other positions	−1,652	−1,457	−15,827	1,231	347	−17,358

"Other positions" involve interest rate risk arising from customer business (lending and deposits) and from the banking and investment books.

Credit/counterparty risk

In 2002, the operating environment for lending business was marked by three main topics:

- intensive preparations for the new capital adequacy framework (New Basel Capital Accord)
- cooperation of Bank Austria Creditanstalt with the HVB Group
- merger of Bank Austria and Creditanstalt

These topics were also reflected in organisational arrangements and basic rules for the lending business.

The units serving customers regularly review loan exposures for their risk content and submit them to the credit risk management unit for approval.

In each case, new transactions are approved, and existing exposures involving credit risk are reviewed, in line with the two-signatures principle; as a rule, the second person involved is a credit risk management officer. Primary responsibility for risk, i.e. the primary assessment of credit risk, rests with the unit serving customers. Secondary responsibility for risk rests with a risk management unit which is separate from the units serving customers; secondary responsibility for risk comprises mainly the secondary assessment of credit risk and approval of credit applications.

As the rules were regularly reviewed in the light of the bank's internal "risk assessment" experience, credit approval authority rules were redefined. Credit approval authority is exclusively granted to experienced credit risk managers.

To pay more attention to the industry aspect of lending decisions, central credit departments were replaced by Senior Risk Manager teams who are responsible for specific sectors.

The Credit Committee is an efficient group enabling quick individual lending decisions. At the same time, at Supervisory Board level, individual lending decisions have been transferred to the Supervisory Board's credit committee and loan portfolio reports have been expanded in order to enable the Supervisory Board to concentrate on strategic considerations.

Special attention is also given to reviewing and managing bad and doubtful debt. As soon as early warning signals appear, bad and doubtful debt is dealt with by specially trained staff. In this context, special accounts managers have specific authority to deal with problem cases. An exposure is classified as bad or doubtful if, in view of the borrower's financial position and of the security provided, a loss of principal and/or interest may be expected.

The integration project of HVB and Bank Austria Creditanstalt is also reflected in the basic rules for lending business. In line with HVB standards, general lending principles are now based on the organisational structure of the corporate divisions (Corporate Customers, Multinational Corporates and Real Estate Finance, Private Customers and Professionals, Real Estate Customers, etc.).

Process changes prepared as part of the merger project of Bank Austria and Creditanstalt have also been incorporated in the general rules.

In the area of credit/counterparty risk, Bank Austria Creditanstalt has made an essential step towards meeting its objective of managing the Group's credit portfolio on the basis of risk-adjusted return. The approach to credit risk control has been further developed and considerably refined at the individual-loan and portfolio levels. In particular, this includes the implementation of the management parameters ("expected loss" and "unexpected loss") in the new contribution margin calculation system for individual customers and individual transactions in the lending business. This management instrument has been adjusted to the HVB Group standards.

In December 2002, the first securitisation of domestic loans of an Austrian bank was successfully completed. This transaction, referred to as "PROMISE Austria-2002 Plc", transferred the credit risk associated with 2,334 individual loans totalling € 1,007.45 m to the capital market via a synthetic asset-backed structure (CLO – collateralised loan obligation). The reference pool comprises loans to Austrian small and medium-sized companies and is widely diversified in terms of industries, individual borrowers and rating classes.

This provided institutional investors with the opportunity for the first time to invest in corporate risk of Austrian medium-sized businesses, a sector that looks more robust compared with its European competitors, despite the currently sluggish overall economic trends.

Within the framework of the Group-wide portfolio and balance sheet management of the HVB Group, this transaction reduced risk-weighted assets by some € 800 million, with a corresponding reduction of the regulatory capital requirement. Further securitisation transactions are planned for 2003.

Credit/counterparty risk is defined as the probability of incurring a financial loss resulting from a borrower's/counterparty's inability to meet its obligations. This comprises counterparty risk, international transfer risk and settlement risk.

Credit/counterparty risk is analysed for the classic banking products – such as loans and commitments to lend – and for products in the trading book as well as derivative financial instruments. Bank Austria Creditanstalt gives special attention to risks on (OTC) derivatives contracts with a view to limiting the future potential default risk on such contracts.

In line with the risk-oriented management system of Bank Austria Creditanstalt, credit transactions are analysed with a two-dimensional risk approach: on the one hand, the expected loss resulting from an event of default is calculated; on the other hand, unexpected loss is determined by means of economic capital on an individual-loan basis, taking account of portfolio effects. Expected loss is the average annual loss rate, based on historical empirical data, resulting from events of default. It is calculated by multiplying the loss probability by the credit equivalent and the loss rate. Unexpected loss is a measure of the annual fluctuations of actual loan losses around expected loss. In the management system, the loss expected in the lending business is reflected in standard risk costs, while unexpected loss is taken account of through the allocation of economic capital. Starting from the first quarter of 2002, expected loss and unexpected loss (economic capital for credit/counterparty risk) in domestic business with corporate and retail customers are allocated at individual customer level. In this way, lending business is increasingly managed on the basis of risk/return considerations.

Refined rating instruments calibrated by default probability have been designed and implemented to support this control system and to optimise risk assessment.

Activities in this area focused on monitoring the rating system for corporate customers in Austria, implementing a model for small and medium-sized businesses and independent professionals, developing an instrument for financial institutions, and validating the models. These rating models provide a basis for quantifying loan default risk in the form of loss probabilities.

In line with these rating models, credit analysis is based on both quantitative criteria, such as financial statements, and qualitative factors taking into account the possible future development of a company. If the borrower is a member of a group, the group will also be analysed.

The rating scales applied by HVB and the Bank Austria Creditanstalt Group have been standardised. This common master scale, which is being introduced throughout the entire Group, covers both "living" customers and customers in default.

The scale can be translated into external rating scales. An empirical loss probability has been determined for each rating category of this scale, exclusively based on the customer's creditworthiness. Security is only taken into account in determining the expected loss. This means that there is a strict separation between the evaluation of creditworthiness and security.

A quantitative model to determine credit risk for the Group's entire portfolio has been implemented in Bank Austria Creditanstalt. This credit portfolio model is used to identify and, if necessary, reduce risk concentrations as well as measuring correlations within the portfolio with a view to diversifying risk. In addition, economic capital can also be calculated by using this model. This will supplement the allocation of regulatory capital with a capital allocation method based on risk-adjusted return. The results of this calculation are now also used for contribution margin calculations and for a newly developed risk-adjusted pricing system.

At the same time, through this work on refining and further developing the methods of credit risk management, Bank Austria Creditanstalt is preparing for possible changes in banking supervision guidelines, which are currently under consideration with a view to more precisely differentiating between capital requirements for different credit risks and recognising internal rating systems for supervisory purposes (New Basel Capital Accord).

Bank Austria Creditanstalt has made a detailed analysis of the proposed new capital adequacy framework and identified the most important points on which action is required. A separate project ("Basel 2") focusing on the New Basel Capital Accord has been started to implement these measures.

(39) Operational risk

In 2002, activities in the area of operational risk controlling concentrated on preparations and analyses for a "Basel 2" project across the Bank Austria Creditanstalt Group. Bank Austria Creditanstalt will implement the requirements resulting from the New Basel Capital Accord in the area of operational risk through four projects: collection of loss data, risk/control self-assessments, early warning indicators, and quantification/value-at-risk. It is planned to use a standardised approach with a step-by-step transition to an advanced measurement approach (AMA). This multi-stage plan is advisable as there are still uncertainties regarding the exact measurement calibration and the final implementation requirements in quantitative and qualitative respects.

Another focus was the participation in the Quantitative Impact Study – QIS 3 (collection of loss data for 2001, comparisons of basic indicator, standardised and AMA approaches as well as an analysis of insurance solutions).

In line with the planned rules of the New Basel Capital Accord, operational risk is defined as the risk of unexpected losses due to human error, flawed management processes, natural and other disasters, technological failures, and changes in the external environment (event risk). For example, in the future, IT system failures, damage to property, processing errors or fraud should be subject to accurate and consolidated risk measurement and management, on which the calculation of risk capital will be based.

Efforts focused on further expanding the Intranet application developed internally and used within Bank Austria Creditanstalt AG for loss data collection (inFORM system – Intranet framework for operational risk management) into a central risk controlling solution for operational risk in Austria and CEE. Plans for a company-wide reporting system and the definition of key risk indicators are to be seen in this connection. The basic idea is to develop the Intranet solution into a central communication platform used for obtaining sector-specific loss data and quality scores as well as providing consistent information to the various divisions and the Managing Board. This will meet the requirement of involving all decision-makers and divisions in the risk management process in an efficient way.

With the introduction of the inFORM system at Bank Austria Creditanstalt's Polish subsidiary BPH PBK, the loss data collection process was extended to include a large unit in the CEE region. In the course of 2003 the system will also be introduced step by step at the other CEE units via the Intranet. This will provide the quantitative basis – in terms of availability and length of data history – for the application of advanced measurement methods meeting the requirements of the new capital adequacy framework in major parts of the Bank Austria Creditanstalt Group.

Loss data are collected, and flawed processes are addressed, in close coordination and cooperation with other units including internal audit, compliance, the legal department, the insurance sector as well as payments processing and settlement units. Also to be considered is the fact that Bank Austria Creditanstalt has always taken numerous measures in the various divisions to manage and reduce operational risk. Examples are data security measures, measures to ensure the confidentiality and integrity of stored data, access authorisation systems, the two-signatures principle, and a large number of monitoring and control processes as well as staff training programmes.

It is necessary to use external loss data to complement internal data. Therefore Bank Austria Creditanstalt intends to actively participate in loss data consortia which are in the process of being formed.

In addition to quantitative approaches, qualitative instruments are of major importance in operational risk control. This fact will be taken into account through the introduction of regular risk assessments. Under a pilot project carried out for this purpose, risk assessments were performed at Bank Austria Creditanstalt's major subsidiaries in Austria. Bank Austria Creditanstalt will use experience gained in this connection to introduce this instrument throughout the Group in 2003.

In the same way as for other types of risk, in addition to the central risk control unit, Bank Austria Creditanstalt – like HypoVereinsbank – is building up a decentralised risk management network in the form of contacts for risk management issues within divisions and at subsidiaries. While the main task of the central risk control unit is to define the methods used and to perform risk measurement and analysis, risk managers are responsible for taking measures to reduce, prevent, or take out insurance against, risks.

In 2003, activities in the area of operational risk will focus on

- further sensitising all units of the Bank Austria Creditanstalt Group to issues concerning operational risk,
- involving Bank Austria Creditanstalt's principal subsidiaries in the Intranet-based reporting system,
- further extending use of the inFORM system,
- continuing work on a risk management model based on the New Basel Capital Accord and capable of meeting the required standards,
- developing scenario analyses for corporate divisions and subsidiaries,
- analysing insurance solutions regarding operational risk.

(40) Legal risks

At the balance sheet date it was not yet possible for Bank Austria Creditanstalt to determine whether an outflow of funds would occur, and if so, whether such outflow would exceed the provisions already made, in connection with the following pending proceedings in Austria:

- interest rate adjustment clauses
- consumer protection under General Business Conditions

(41) Credit risk

The net charge for losses on loans and advances was substantially reduced in 2002, despite the negative economic environment.

Business segment

€ m	2002	2001
Domestic Private Customers	–97	–89
Domestic Corporate Customers	–292	–444
Domestic Real Estate Customers	–26	–50
CEE	–101	–119
International Markets	–7	–
Asset Management	–	–
Other	–14	–1
BANK AUSTRIA CREDITANSTALT GROUP	**–537**	**–703**

The improvement in the net charge for losses on loans and advances is due to strict risk management and to the fact that insolvency trends in Austria were considerably less dramatic than, for example, in Germany. Moreover, compared with the situation in the previous year, there were no further major insolvencies in Austria. This resulted in a significant decline in the net charge for losses on loans and advances in business with domestic corporate customers.

(42) Financial derivatives

According to the underlying financial instrument, derivatives are classified as interest rate contracts, foreign exchange contracts and securities-related contracts. Credit derivatives are classified as "Other interest rate contracts" or "Other securities-related contracts", depending on the related underlying.

Bank Austria Creditanstalt uses financial derivatives to hedge its own positions against market risk by taking strategic positions in the banking book or to realise gains on short-term market-price fluctuations in active trading. In business with customers, derivatives are used for the purposes of interest rate and exchange rate management.

In all categories of transactions, a distinction is made between over-the-counter (OTC) and exchange-traded contracts. The counterparties for OTC contracts are banks and customers, while exchange-traded contracts are bought and sold via recognised exchanges.

Over-the-counter transactions are individual agreements concerning volume and maturities. In large-volume interbank trading, these agreements reflect standard international practice, while in customer business they are adjusted to specific needs. Exchange-traded contracts are always standardised in respect of volume and maturity date.

OTC contracts include forward transactions, swaps and options. Exchange-traded contracts are futures and options on futures. OTC forward transactions fix an interest rate, an exchange rate, a share price or an index at a future date. At the beginning of the contract, the parties agree that the contract will be exercised. Swaps include the exchange of interest payments (fixed-rate against variable-rate payments or variable-rate against variable-rate payments) or of currency amounts. Like forward transactions, options fix the price of the underlying instrument upon conclusion of the agreement against payment of a premium, but the buyer of an option has the right, and not the obligation, to exercise the option; for the seller of an option, making or taking delivery of the underlying instrument is mandatory.

Futures are forward transactions on standardised terms. Bond and share prices/index levels are specified at the beginning of the contract, the contract size and maturity date are fixed. Daily margin payments are required to cover price fluctuations. Options on futures give the buyer the right, but not the obligation, to exercise the option.

Derivative financial instruments held for trading are recognised in the balance sheet at their fair values, which is the market value of the transactions at the end of the year. The market value is determined by using available market prices or recognised, audited valuation models.

Derivatives in the banking book are recognised on the accrual basis of accounting.

The table shows the notional amounts by product type and the positive market values. It provides an overview of activity levels in all derivative instruments. Notional amounts are the reference basis on which payments are made. They do not provide a direct indication of the default risk arising from these transactions.

The credit risk is equal to the replacement cost, i.e. the positive market values at the balance sheet date. This amount would have to be paid for the conclusion of a new transaction in the event of a counterparty's default.

As at 31 December 2002, the total volume of derivative transactions with external counterparties in Bank Austria Creditanstalt's banking book and trading book was € 922 bn. Positive market values at the end of the year totalled € 10.4 bn, negative market values also totalled € 10.4 bn.

The required regulatory capital is held against market risk (trading book) and against credit/counterparty risk (trading book and banking book). The latter is reflected by credit equivalents based on the replacement values and product and maturity-weighted notionals. The different risk levels associated with the various instruments (the lowest level arises from interest rate contracts, for exchange rate contracts risk is slightly higher, and the highest risk is connected with securities-related transactions) and specific maturity bands are taken into account in calculating credit equivalents.

Under contractual netting agreements, claims can be offset against liabilities arising from derivative transactions. This reduces the default risk and thus the capital requirement for such transactions.

The expansion of business volume in interest rate contracts is primarily due to increased use of EONIA (Euro Overnight Index Average) swaps, and in the foreign exchange sector to the positioning of trading operations with regard to exchange rate movements, especially in the US dollar. The increase in swap positions in the banking book is to be seen in the context of hedges for variable-rate instruments in the balance sheet and bond issue portfolios.

Credit derivatives are included in "Other interest rate contracts" (credit default swaps) and in "Other securities-related contracts" (total return swaps).

Bank Austria Creditanstalt Group

Risk equivalents arising from financial derivative transactions as at 31 December 2002

€ m	Notional amounts				Positive	Risk equivalent before
	< 1 year	1–5 years	> 5 years	Total	market value	counterparty weighting
OTC CONTRACTS – TOTAL*)	**587,653**	**149,045**	**70,078**	**806,776**	**10,364**	**14,020**
A. Interest rate contracts	**498,619**	**133,610**	**66,652**	**698,881**	**7,874**	**9,542**
Maturity weighting in %	**0.0**	**0.5**	**1.5**			
Forward rate agreements	49,749	7,307	–	57,056	57	94
Single-currency swaps	442,191	111,758	65,154	619,154	7,365	8,901
Interest rate options bought	5,632	12,622	1,175	19,429	357	438
Other interest rate contracts	1,047	1,923	323	3,293	95	109
B. Foreign exchange contracts	**88,771**	**14,018**	**2,883**	**105,672**	**2,394**	**4,199**
Maturity weighting in %	**1.0**	**5.0**	**7.5**			
Forward foreign exchange transactions	48,543	372	–	48,915	1,579	2,083
Cross-currency swaps	8,993	13,195	2,883	25,071	267	1,233
Currency options bought	31,233	451	–	31,684	548	883
Other foreign exchange contracts	2	–	–	2	–	–
C. Securities-related transactions	**263**	**1,417**	**543**	**2,223**	**96**	**279**
Maturity weighting in %	**6.0**	**8.0**	**10.0**			
Equity options bought	93	137	10	240	96	114
Other securities-related contracts	170	1,280	533	1,983	–	166

*) excluding options sold

Transactions with external counterparties as at 31 December 2002

€ m	Notional amounts		Positive market value		Negative market value	
	Banking book	Trading book	Banking book	Trading book	Banking book	Trading book
TOTAL	**123,094**	**798,880**	**1,078**	**9,286**	**1,273**	**9,105**
of which: OTC products	*122,558*	*740,994*	*1,078*	*9,286*	*1,273*	*9,105*
of which: exchange-traded products	*536*	*57,886*	–	–	–	–
A. Interest rate contracts	**110,155**	**664,585**	**962**	**6,912**	**701**	**6,869**
OTC products:	**109,619**	**606,760**	**962**	**6,912**	**701**	**6,869**
Forward rate agreements	5,027	52,029	1	56	10	59
Single-currency swaps	101,611	517,492	956	6,409	664	6,353
Interest rate options bought	2,763	16,666	5	352	–	–
Interest rate options sold	218	17,280	–	–	27	352
Other interest rate contracts	–	3,293	–	95	–	105
Exchange-traded products:	**536**	**57,825**	–	–	–	–
Interest rate futures	536	5,104	–	–	–	–
Options on interest rate futures	–	52,721	–	–	–	–
B. Foreign exchange contracts	**11,693**	**132,254**	**116**	**2,278**	**572**	**2,227**
OTC products:	**11,693**	**132,254**	**116**	**2,278**	**572**	**2,227**
Forward foreign exchange transactions	131	48,784	5	1,574	5	1,328
Cross-currency swaps	11,560	13,511	111	156	567	464
Currency options bought	–	31,684	–	548	–	–
Currency options sold	–	38,275	–	–	–	435
Other foreign exchange contracts	2	–	–	–	–	–
Exchange-traded products:	–	–	–	–	–	–
Currency futures	–	–	–	–	–	–
Options on currency futures	–	–	–	–	–	–
C. Securities-related transactions	**1,246**	**2,041**	–	**96**	–	**9**
OTC products:	**1,246**	**1,980**	–	**96**	–	**9**
Securities swaps	–	–	–	–	–	–
Equity options bought	–	240	–	96	–	–
Equity options sold	–	1,003	–	–	–	5
Other securities-related contracts	1,246	737	–	–	–	4
Exchange-traded products:	–	**61**	–	–	–	–
Equity and equity index futures	–	9	–	–	–	–
Equity and equity index options	–	52	–	–	–	–

(43) Comfort letters for banks and other financial institutions

Bank Austria Creditanstalt AG ensures, within the scope of its ownership interest and except for the event of political risk, that the following companies can meet their contractual obligations:

1) Banks in Austria

- BANK*PRIVAT* AG, Vienna
- Bank Austria Creditanstalt Handelsbank AG, Vienna
- Bank Austria Creditanstalt Treuhand GmbH, Vienna
- Bank Austria Creditanstalt Wohnbaubank AG, Vienna
- Schoellerbank Aktiengesellschaft, Vienna

2) Banks abroad

- Bank Przemyslowo-Handlowy PBK S.A., Kraków *)
- HVB Bank Czech Republic a.s., Prague

*) In addition, a complementary letter of comfort is available from HVB up to the HVB Group's equity interest.

- HVB Bank Slovakia a.s., Bratislava
- HVB Bank Hungary Rt., Budapest
- HVB Bank Romania S.A., Bucharest
- Commercial Bank Biochim AD, Sofia
  (from 27 December 2002, including the merged HVB Bank Bulgaria EAD, Sofia)
- HVB Bank Yugoslavia A.D., Belgrade
- HVB Bank Croatia d.d., Zagreb
- Splitska Banka d.d., Split
- Bank Austria Creditanstalt d.d. Ljubljana, Ljubljana
- HVB Jelzalogbank Rt., Budapest
- HVB Bank Hipotecny S.A., Warsaw

3) Financial services companies in Austria

- Bank Austria Creditanstalt Leasing GmbH, Vienna

Information required under Austrian law

(44) Legal basis under Austrian law

Legal basis of consolidated financial statements prepared in accordance with International Accounting Standards (IAS) in Austria: pursuant to the Austrian Consolidated Financial Statements Act as published in the Federal Law Gazette BGBl No. 49/1999 of 26 March 1999, a new Section 59a was introduced to the Austrian Banking Act. Under Section 59a, a bank preparing consolidated financial statements in accordance with internationally accepted accounting principles is exempted from the obligation to prepare consolidated financial statements pursuant to Section 59 of the Austrian Banking Act. To qualify for such exemption, consolidated financial statements must be consistent with the rules contained in Council Directive 86/635/EEC on the annual accounts and consolidated accounts of banks and other financial institutions. The requirements of Section 245a (1) items 2 to 5 and (2) of the Austrian Commercial Code must also be met.

The auditors must certify that these requirements are met, and "the auditors' report shall report on the findings of the audit of the consolidated financial statements, and of the management report of the Group, in a manner which is at least equivalent to that required by Section 274 (1) to (4) of the Austrian Commercial Code".

IASs are internationally accepted accounting principles and the auditors have certified that the requirements of Section 59a of the Austrian Banking Act have been met. Thus the consolidated financial statements prepared in accordance with IAS and presented in this annual report meet the legal requirements applicable in Austria.

Pursuant to Section 59a of the Austrian Banking Act in conjunction with Section 30 of the Austrian Banking Act, the superordinate credit institution having its registered office in Austria must prepare consolidated financial statements. Therefore the consolidated financial statements contained in this annual report have been prepared from the perspective of Bank Austria Creditanstalt AG as superordinate domestic credit institution.

A complete list of equity interests of Bank Austria Creditanstalt AG is given in the notes to the company's separate financial statements.

(45) Shareholders' equity of Bank Austria Creditanstalt AG

Shareholders' equity is composed of paid-in capital (nominal capital plus capital reserves) of Bank Austria Creditanstalt AG, the Group's parent company, and earned capital (retained earnings of the Group plus consolidated net income).

As Bank Austria Creditanstalt AG pays dividends on the basis of Austrian law, the maximum amount available for distribution is the net profit shown in the company's separate financial statements pursuant to the Austrian Commercial Code and the Austrian Banking Act. For 2002, a maximum amount of € 122.3 m (2001: € 173 m) was available for distribution.

(46) Employees

In 2002 and 2001, the Bank Austria Creditanstalt Group employed the following average numbers of staff (full-time equivalents):

Employees*)

	2002	2001
Salaried staff	29,437	31,727
Other employees	264	291
TOTAL	**29,701**	**32,018**
of which: in Austria	*12,940*	*13,562*
of which: abroad	*16,761*	*18,456*

*) average numbers (full-time equivalent) of staff employed in Bank Austria Creditanstalt, excluding apprentices and employees on unpaid maternity or paternity leave

(47) Mortgage bank business of Bank Austria Creditanstalt AG

Details of the mortgage bank business of Bank Austria Creditanstalt AG as at 31 December 2002 are available from the Group Public Relations Department by calling +43 (0)50505 56141 or by sending an e-mail to pub@ba-ca.com.

(48) Breakdown of securities pursuant to the Austrian Banking Act

The following table gives a breakdown of securities pursuant to Section 64 of the Austrian Banking Act:

€ m	Unlisted	Listed	Of which: valued as fixed assets	Of which: other valuation	Total 2002	Total 2001
Bonds and other fixed-income securities	2,191	13,444	7,945	5,499	15,635	14,140
Shares and other variable-yield securities	3,585	347	252	95	3,933	4,323
Equity interests	2,245	458	458	–	2,703	1,244
Shares in subsidiaries	1,219	16	16	–	1,234	1,040
SECURITIES	**9,241**	**14,264**	**8,669**	**5,594**	**23,505**	**20,747**

(49) Principal differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles

The main differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles (Austrian Commercial Code/Austrian Banking Act) are as follows:

1) objective and content of financial statements in accordance with IAS,
2) formats for the balance sheet and the income statement,
3) recognition and valuation principles,
4) group of companies to be consolidated,
5) accounting for deferred taxes,
6) different assumptions used in calculating staff costs arising from pensions and similar obligations,
7) *separation of minority interests held outside the Group from shareholders' equity,*
8) more extensive disclosure requirements in the notes.

1) Objective and content of financial statements in accordance with IAS

The objective of financial statements in accordance with IAS is to provide structured information about the financial position, performance and changes in financial position of an enterprise that is useful to a wide range of users in making economic decisions.

Under International Accounting Standards, this objective is met through timely, complete, transparent and fair value-based reporting (see also the information on significant accounting principles in note 2); determination of net income for the period on the accrual basis of accounting; and a form of presentation that is in line with proper business management principles. This enhances the international comparability of financial statements in accordance with IAS, as against financial statements prepared in conformity with local accounting standards.

A cash flow statement and a statement of changes in shareholders' equity are an integral part of financial statements prepared in accordance with IAS.

Dividend payments are not determined or restricted by consolidated financial statements in accordance with IAS. Profit distributions are always made on the basis of the separate financial statements, prepared in accordance with local rules, of the company paying the dividend.

Purely tax-induced values are not allowed in financial statements prepared in accordance with IAS. Tax effects are reflected in the tax expense for the period, including deferred taxes (see 5 below), of the enterprise.

The notes to the financial statements contain disclosures and explanations providing users with relevant information and enabling them to properly assess the development of the enterprise during the reporting period (see 8 below).

2) Formats for the balance sheet and the income statement

International Accounting Standards do not set out compulsory formats for the balance sheet and the income statement. The IAS rules usually contain minimum requirements and leave it to the reporting enterprises to find the formats best suited to the objectives and purposes of presenting information.

An obvious difference between financial statements in accordance with IAS and those pursuant to the Austrian Banking Act is the compact presentation of the balance sheet and the income statement, making them easier to read. This does not result in any loss of information because the disclosure of numerous details, as well as additional breakdowns and explanatory notes which are not given in respect of financial statements prepared pursuant to the Austrian Commercial Code/Austrian Banking Act, significantly increases the content of information provided to users. Loan loss provisions are presented on the face of the balance sheet, and the net charge for losses on loans and advances is disclosed in the income statement, in addition to further details on credit risk given in the notes. All this provides a considerably improved insight into the bank's credit risk policy.

3) Recognition and valuation principles

Financial reporting under Austrian law is guided by the principles of prudence, especially the principle of recognising possible losses but not anticipating possible gains. This principle is not applicable under the IAS rules.

Specific differences in individual items of the balance sheet and the income statement – in particular, the valuation of financial instruments in accordance with IAS 39, which differs from the method pursuant to Austrian generally accepted accounting principles – are explained in note 2.

4) Consolidated companies

All significant controlled companies must be consolidated in accordance with IAS. In contrast to this, pursuant to Section 30 of the Austrian Banking Act, a controlled credit institution which is not material to the consolidated financial statements must also be consolidated. The provision of Section 30 of the Austrian Banking Act which restricts the group of consolidated companies to near-financial companies is not applied for the purposes of IAS-based consolidated financial statements. Financial companies which are not controlled and in which the ultimate holding company of the Group holds only an indirect majority interest, are not consolidated in accordance with IAS.

Compared with the group of companies to be consolidated under the Austrian Banking Act rules, this leads to numerous differences, resulting from the non-inclusion of several banks and financial institutions because these are not material to the consolidated financial statements, and from the inclusion of controlled real-estate subsidiaries and data-processing subsidiaries of Bank Austria Creditanstalt which meet the materiality criterion. The method used to account for investments in companies in the consolidated financial statements is described in the section dealing with equity interests.

5) Accounting for deferred taxes

Under the IAS rules, differences between tax bases and amounts recognised in the balance sheet in accordance with IAS, if these differences reverse in the future, require the recognition of deferred tax assets or deferred tax liabilities, in the same way as the recognition of current tax losses and tax losses carried forward from previous periods if such tax losses may be expected to be offset in future periods. In contrast to this, under the rules of the Austrian

Commercial Code, deferred taxes can arise only from timing differences between accounting profit and taxable profit; only the net amount of deferred tax liabilities, if any, must be recognised in the balance sheet.

The tax expense for the period thus comprises current tax payments made in the period and changes in deferred tax assets and liabilities during the period.

6) Different assumptions used in calculating staff costs arising from pensions and similar obligations

The calculation of pension provisions pursuant to the Austrian Commercial Code is often based on projected benefit valuation methods. IAS 19 requires the application of the projected unit credit method.

The discount rate chosen for discounting the projected benefit obligation under commercial law is often the same as that permitted for tax purposes. In accordance with IAS, the discount rate is determined by reference to long-term market yields on corporate bonds or government bonds.

Moreover, future salary increases resulting from career trends must be taken into account. As the underlying assumptions used for calculation purposes differ, pension provisions set up in accordance with IAS 19 are as a rule significantly higher than those pursuant to the Austrian Commercial Code. Post-employment benefits also include the provision for severance payments.

7) Minority interests held outside the Group are not part of shareholders' equity

In compliance with the IAS rules, interests in the equity of consolidated companies which are not owned, directly or indirectly through subsidiaries, by the parent company are not shown as a component of consolidated shareholders' equity but as a separate balance sheet item.

8) More extensive disclosures required in the notes

For the purposes of improving comparability and achieving a fair presentation of the financial position and performance, the IAS rules require detailed information and disclosures to be given in the notes to the financial statements. Information to be presented as part of financial statements in accordance with IAS includes, for example, a statement of changes in shareholders' equity, segment reporting, and disclosures of the fair values of assets.

(50) Consolidated capital resources and regulatory capital requirements

The following tables show the capital requirements for the Bank Austria Creditanstalt group of credit institutions pursuant to Section 30 of the Austrian Banking Act as at the balance sheet date of 2002 and 2001, as well as the various components of Bank Austria Creditanstalt's capital resources as at the end of 2002 and 2001.

Capital resources and capital requirements of the Bank Austria Creditanstalt group of credit institutions

€ m	2002	2001
Core capital (Tier 1)	**4,574**	**5,603**
Paid-in capital	*829*	*829*
Capital reserve	*1,489*	*2,153*
Revenue reserve	*416*	*314*
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	*2,070*	*1,453*
Untaxed reserves	*163*	*123*
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	*246*	*1,125*
Fund for general banking risks	–	–
Less intangible assets	*–639*	*–394*
Supplementary elements (Tier 2)	**3,549**	**4,076**
Undisclosed reserves	–	–
Supplementary capital	*1,206*	*1,250*
Participation capital	–	–
Revaluation reserve	*56*	*25*
Subordinated capital	*2,287*	*2,801*
Deductions	**–614**	**–354**
Net capital resources	**7,509**	**9,325**
Assessment basis (banking book)	**67,160**	**72,003**
Tier 1 capital ratio	6.8%	7.8%
Total capital ratio	11.2%	13.0%
Available Tier 3	**1,548**	**1,784**
Requirement for the trading book and for open foreign exchange positions	434	399
Requirement covered by Tier 3	**434**	**399**

Capital requirements of the Bank Austria Creditanstalt group of credit institutions pursuant to the Austrian Banking Act as at 31 December 2002

€ m Risk weightings	Assets and off-balance sheet positions	Weighted amounts	Capital requirement
0%	36,030	–	–
10%	1,345	135	11
20%	9,914	1,983	158
50%	10,520	5,260	421
100%	52,110	52,110	4,169
Investment certificates	1,193	323	26
ASSETS	**111,112**	**59,811**	**4,785**
Off-balance sheet positions	36,404	7,223	578
Special off-balance sheet positions	64,530	126	10
BANKING BOOK	**212,046**	**67,160**	**5,373**

Concluding Remarks of the Managing Board of Bank Austria Creditanstalt

The Managing Board of Bank Austria Creditanstalt AG has prepared the consolidated financial statements as at 31 December 2002 in accordance with International Accounting Standards (IAS). These consolidated financial statements meet the legal requirements for exemption from the obligation to prepare consolidated financial statements under Austrian law and are consistent with applicable EU rules.

The consolidated financial statements and the management report of the Group contain all required disclosures; in particular, events of special significance which occurred after the end of the financial year and other major circumstances that are significant for the future development of the Group have been appropriately explained.

Vienna, 3 March 2003

The Managing Board



Gerhard Randa
(Chairman)



Karl Samstag
(Deputy Chairman)



Wolfgang Haller



Erich Hampel



Wilhelm Hemetsberger



Friedrich Kadrnoska



Jochen-Michael Speek

Report of the Auditors

Auditors' report

We have audited the consolidated financial statements as at 31 December 2002, which were prepared by Bank Austria Creditanstalt AG in accordance with International Accounting Standards published by the IASB. These consolidated financial statements comprise the balance sheet at 31 December 2002, the income statement, the statement of changes in shareholders' equity, the cash flow statement, and the notes for the financial year beginning on 1 January 2002 and ending on 31 December 2002 and for the financial year beginning on 1 January 2001 and ending on 31 December 2001. The preparation and content of the consolidated financial statements are the responsibility of the Managing Board. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with Austrian generally accepted auditing principles and in accordance with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting policies applied and significant estimates made by the Managing Board, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view, in all material respects, of the financial position of the Group as at 31 December 2002 and as at 31 December 2001 and of the results of its operations and its cash flows for the financial year beginning on 1 January 2002 and ending on 31 December 2002, and for the financial year beginning on 1 January 2001 and ending on 31 December 2001, in accordance with International Accounting Standards (IAS).

Pursuant to Austrian commercial law, the responsibility of the auditors is to examine if the management report of the Group is consistent with the consolidated financial statements, and if the legal requirements for the preparation of consolidated financial statements in accordance with internationally accepted accounting principles have been met, exempting a company from the obligation to prepare consolidated financial statements pursuant to Austrian law. We certify that the management report of the Group is consistent with the consolidated financial statements and that the legal requirements for exemption from the obligation to prepare consolidated financial statements pursuant to Austrian law have been met.

Vienna, 3 March 2003

Savings Bank Auditing Association
Auditing Board

Klaus Goschler | Wolfgang Riedl

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Gottwald Kranebitter | Walter Reiffenstuhl

Österreichische Wirtschaftsberatung GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Philip Göth | Harald Breit

Report of the Supervisory Board



In 2002, the Supervisory Board of Bank Austria Creditanstalt AG held a total of four meetings, its credit committee held five meetings, and the committee for the audit of the financial statements and for the preparation of their adoption held one meeting. In addition, several resolutions were passed by written circular votes. The Supervisory Board was regularly informed by the bank's Managing Board of the progress and status of the company. In its meetings, the Supervisory Board performed all its duties as defined by the law and the bye-laws.

The major topic in the reporting year was the merger of Creditanstalt AG and Bank Austria AG as well as related resolutions passed by the Supervisory Board and at the general meeting. Changes in the articles of association and in the internal rules of the Supervisory Board, the credit committee and the Managing Board were made on the basis of these resolutions and also related to the number of Supervisory Board and Managing Board members, to responsibility for loans to Supervisory Board and Managing Board members, and to special provisions for mortgage bonds and public-sector bonds. Apart from various portfolio reports in the credit committee, special reports focused on risk controlling within the Group, the early warning system and the watchlist process in corporate banking activities in Austria.

In the reporting period, Lino Benassi resigned from the Supervisory Board (as at 19 March 2002). By resolution passed at the annual general meeting on 19 March 2002, the following persons were elected as new members of the Supervisory Board: Alberto Crippa (as at 19 March 2002), Stefan Jentzsch (as at 28 March 2002), Veit Sorger (as at 28 March 2002), and Wolfgang Sprißler (as at 19 March 2002). Heribert Kruschik was delegated by the Employees' Council as a new member of the Supervisory Board (as at 28 March 2002). At the Supervisory Board meeting held on 17 September 2002, Stefan Jentzsch was appointed as an additional member, and chairman, of the credit committee. Franz Zwickl resigned from the Managing Board (as at 30 September 2002). By resolution passed by the Supervisory Board on 6 December 2002, Helmut Gropper was appointed to the Managing Board (with effect from 1 April 2003).

The accounting records, the financial statements for 2002 and the management report were audited by the Auditing Board of the Savings Bank Auditing Association, by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and by Österreichische Wirtschaftsberatung GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft. As the audit did not result in any objections and the legal requirements were fully complied with, the auditors' report was expressed without qualification.

The Supervisory Board has endorsed the findings of the audit, agrees with the financial statements and the management report, including the proposal for the appropriation of profits, presented by the Managing Board, and approves the 2002 financial statements, which are thereby adopted pursuant to Section 125 (2) of the Austrian Joint Stock Companies Act.

The 2002 consolidated financial statements, including the notes, prepared in accordance with International Accounting Standards (IAS) and the management report of the Group were audited by the Auditing Board of the Savings Bank Auditing Association, by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and by Österreichische Wirtschaftsberatung GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft. The audit did not result in any objections and the legal requirements were fully complied with. In the opinion of the auditors, the consolidated financial statements give a true and fair view of the financial position of the Group as at 31 December 2001 and as at 31 December 2002, and of the results of its operations and its cash flows for the financial year beginning on 1 January 2001 and ending on 31 December 2001, and for the financial year beginning on 1 January 2002 and ending on 31 December 2002, in accordance with International Accounting Standards (IAS).

The auditors certify that the management report of the Group and the consolidated financial statements are consistent with the rules contained in the EU directives on consolidated accounts (of banks), and that the legal requirements for exemption from the obligation to prepare consolidated financial statements pursuant to Austrian law are thus met.

The Supervisory Board has endorsed the findings of the audit.

Vienna, 17 March 2003

The Supervisory Board

Albrecht SCHMIDT
Chairman of the Supervisory Board

Glossary

Important concepts and terms used in this Annual Report are explained and defined below.

Accounting for subsidiaries and other equity interests

– Companies which are controlled and significant are included in the group of consolidated companies (see definition below).
– Financial companies which are not controlled but significant, and in which significant influence can be exercised, are accounted for under the equity method (see definition below).
– Investments in all other companies are included in available-for-sale financial assets (see definition below).

Assessment basis as defined in the Austrian Banking Act

This is the sum of assets, off-balance sheet positions and special off-balance sheet positions related to the banking book and weighted by transaction/counterparty risk, calculated in accordance with Austrian banking supervision rules. See also "Risk-weighted assets".

Austrian Banking Act

The Austrian Banking Act as amended.

Austrian Commercial Code

The Austrian Commercial Code as amended.

Available-for-sale financial assets

This category includes financial instruments which are neither loans and receivables originated by the enterprise (see definition below) nor held for trading (see definition below) nor derivatives (see definition below) nor held to maturity financial instruments (see definition below). For details on valuation principles, see note 1.

Business units of the Bank Austria Creditanstalt Group

Branches, other business units providing direct customer services, and representative offices of all financial companies in the Bank Austria Creditanstalt Group.

Capital resources

Capital resources comprise paid-in capital, earned capital as well as differences resulting from capital consolidation and minority interests (= core capital / Tier 1), supplementary and subordinated capital (supplementary elements / Tier 2) and re-classified Tier 2 capital (= Tier 3 capital).

Companies accounted for under the equity method

These are companies in whose equity the reporting enterprise holds an interest of at least 20% but which are not controlled by the enterprise. Equity interests in such companies are stated in the consolidated balance sheet at the share of net assets. The share of profits or losses is included in the consolidated income statement.

Consolidated companies

These are significant controlled companies whose assets, liabilities, income and expenses are, after eliminations, included in the consolidated financial statements of Bank Austria Creditanstalt.

Core capital (Tier 1)

Paid-in capital and reserves as well as differences arising on capital consolidation, less intangible assets.

Derivatives
Financial instruments which are derived from underlying financial instruments traded in the cash market (e.g. equities, bonds, foreign exchange); fluctuations in the price of a derivative depend on (expected) fluctuations in the price of the underlying instrument.

Dividend per share
The (proposed) dividend per share.

Earnings per share
Consolidated net income divided by the average number of shares outstanding.
For details on the method of calculation, see note 12.

Fair values
Fair values are the amounts for which financial instruments could have been exchanged between knowledgeable, willing parties in an arm's length transaction at the balance sheet date. If market prices are available from exchanges or other functioning markets, these are stated as fair values.

Held to maturity
Acquired financial instruments with a fixed maturity and fixed or determinable payments that the enterprise has the intent and ability to hold to maturity. For details on valuation principles, see note 1.

Held for trading
Financial instruments held by the bank for the purpose of taking advantage of short-term market fluctuations. For details on valuation principles, see note 1.

Loans and receivables originated by the enterprise
This category includes loans in respect of which the bank provided money directly to the borrower; the method of valuation of such loans remains unchanged compared with previous years. See note 1.

Net capital resources
In the capital resources table, net capital resources include only Tier 1 and Tier 2 capital and deductions. Net capital resources cover the capital requirement for the banking book (solvency) and are used as a regulatory measure for limiting large exposures and for other regulatory standards.
Tier 3 capital can only be used to cover the regulatory capital requirement for the trading book and for the open foreign exchange position.

Risk-weighted assets
The sum of assets, off-balance sheet positions and special off-balance sheet positions related to the banking book and weighted by counterparty risk, calculated in accordance with Austrian banking supervision rules. See also assessment basis as defined in the Austrian Banking Act.

ROA (return on assets)
Net income adjusted for minority interests and divided by average total assets.

ROE (return on equity) **before taxes**
Net income before taxes divided by average allocated equity.

ROE (return on equity) **after taxes**
Net income adjusted for minority interests and divided by average shareholders' equity.

Tier 1 capital ratio
Tier 1 capital divided by the assessment basis (with respect to the banking book).

Office Network in Austria

Head Office

A-1010 Vienna, Am Hof 2
A-1030 Vienna, Vordere Zollamtsstrasse 13
Tel.: (+43) 5 05 05-0, within Austria: 05 05 05-0
Fax: (+43) 5 05 05-56149, within Austria: 05 05 05-56149
Internet: www.ba-ca.com
e-mail: info@ba-ca.com

Regional Offices in Vienna Private Customers and Professionals

City Centre
A-1010 Vienna, Schottengasse 6–8
Tel.: (+43) (0)5 05 05-44506

Central
A-1040 Vienna, Frankenberggasse 13
Tel.: (+43 1) 5050591-11

North/East
A-1210 Vienna, Schwaigergasse 30
Tel.: (+43) (0)5 05 05-48802

South/West
A-1120 Vienna, Krichbaumgasse 33
Tel.: (+43) (0)5 05 05-51501

Regional Offices in Vienna Corporate Customers

City Centre
A-1010 Vienna, Am Hof 2
Tel.: (+43) (0)5 05 05-54050

Institutional Customers
A-1010 Vienna, Schottengasse 6
Tel.: (+43) (0)5 05 05-41650

North
A-1090 Vienna, Nordbergstrasse 13
Tel.: (+43) (0)5 05 05-56400

South
A-1010 Vienna, Schubertring 14
Tel.: (+43) (0)5 05 05-40200

West
A-1120 Vienna, Schönbrunner Strasse 222–228
Tel.: (+43) (0)5 05 05-53400

Regional Offices in the Federal Provinces of Austria Private Customers and Professionals

Carinthia/East Tyrol
A-9500 Villach, Hans-Gasser-Platz 8
Tel.: (+43) (0)5 05 05-94209

Lower Austria South/Burgenland
A-2700 Wr. Neustadt, Kollonitschgasse 1
Tel.: (+43) (0)5 05 05-62203

Lower Austria West
A-3100 St. Pölten, Julius-Raab-Promenade 27
Tel.: (+43) (0)5 05 05-92111

Styria
A-8010 Graz, Herrengasse 15
Tel.: (+43) (0)5 05 05-63118

Tyrol/Vorarlberg
A-6900 Bregenz, Rathausstrasse 6
Tel.: (+43) (0)5 05 05-68113

Upper Austria/Salzburg
A-4021 Linz, Am Hauptplatz 27
Tel.: (+43) (0)5 05 05-67106

Regional Offices in the Federal Provinces of Austria Corporate Customers

Carinthia
A-9020 Klagenfurt, Neuer Platz 7/2
Tel.: (+43) (0)5 05 05-64100

Lower Austria/Burgenland
A-3100 St. Pölten, Kremsergasse 39
Tel.: (+43) (0)5 05 05-62600

Salzburg
A-5020 Salzburg, Rainerstrasse 2
Tel.: (+43) (0)5 05 05-66220

Styria
A-8010 Graz, Am Eisernen Tor 1
Tel.: (+43) (0)5 05 05-93100

Tyrol
A-6020 Innsbruck, Museumstrasse 20
Tel.: (+43) (0)5 05 05-95120

Upper Austria
A-4021 Linz, Johann-Konrad-Vogel-Strasse 7–9
Tel.: (+43) (0)5 05 05-97100

Vorarlberg
A-6900 Bregenz, Rathausstrasse 6
Tel.: (+43) (0)5 05 05-68100

Branches

Amstetten, Angern, Arnoldstein, Bad Bleiberg, Bad Sauerbrunn, Bad Vöslau, Baden (2), Bludenz, Bregenz (3), Bruck/Mur, Bruckneudorf, Brunn/Gebirge, Deutschkreutz, Deutsch Wagram, Dornbirn, Drobollach, Eberndorf, Eisenkappel, Eisenstadt (2), Feistritz/Drau, Feldbach, Feldkirch (2), Fohnsdorf, Fulpmes, Fürnitz, Gänserndorf, Gmünd (2), Gmunden, Gols, Graz (20), Griffen, Groß-Enzersdorf, Groß-Petersdorf, Gumpoldskirchen, Guntramsdorf, Hall/Tirol, Hallein, Hard, Hausleiten, Heidenreichstein, Hinterbrühl, Höchst, Hohenems, Hollabrunn, Horn, Innsbruck (7), Judenburg, Kapfenberg, Kierling, Kitzbühel, Klagenfurt (6), Klosterneuburg (2), Knittelfeld, Kohfidisch, Korneuburg, Krems (3), Kufstein, Leibnitz, Leoben (3), Leopoldsdorf, Lienz, Liezen, Linz (9), Lustenau, Maria Enzersdorf, Mattersburg, Matzen, Mauerbach, Mistelbach, Mödling (3), Murdorf, Neudörfl, Neunkirchen (2), Neusiedl/See, Niederfellabrunn, Nötsch, Obdach, Oberpullendorf, Oberschützen, Oberwart, Perchtoldsdorf, Pöls, Pressbaum, Purkersdorf, Radenthein, Rankweil, Reutte, Ried/Innkreis, Riezlern, Salzburg (11), Schladming, Schrems, Schwaz, St. Johann/Pongau, St. Pölten (7), Stegersbach, Steyr (4), Stockerau (2), Strasshof, Straßwalchen, Ternitz, Traun, Tulln, Velden, Vienna (196), Villach (9), Vöcklabruck, Völkermarkt, Vösendorf (2), Waidhofen/Ybbs, Wattens, Weiz, Wels (2), Wiener Neudorf (2), Wiener Neustadt (2).

Selected subsidiaries and equity interests of Bank Austria Creditanstalt AG in Austria

Adria Bank AG
A-1010 Vienna, Gonzagagasse 16
Tel.: (+43 1) 514 09-0

Asset Management GmbH
A-1020 Vienna, Obere Donaustrasse 19
Tel.: (+43 1) 331 47-0

Bank Austria Creditanstalt Leasing GmbH
A-1040 Vienna, Operngasse 21
Tel.: (+43 1) 588 08-0
Internet: www.leasaustria.com

(Offices in Vienna, Dornbirn, Graz, Innsbruck, Linz, Salzburg and Villach; subsidiaries in Croatia, the Czech Republic, Germany, Hungary, Italy, Poland, Romania, Slovakia and Slovenia)

Bank Austria Creditanstalt Immobilienagentur GmbH
A-1030 Vienna, Landstraßer Hauptstrasse 1
Tel.: (+43) (0)5 05 05-50248

Bank Austria Creditanstalt Handelsbank AG
A-1015 Vienna, Operngasse 6
Tel.: (+43 1) 514 40-0

Bank Austria Creditanstalt Treuhand GmbH
A-1020 Vienna, Obere Donaustrasse 19
Tel.: (+43 1) 331 71-0
Internet: www.bacat.at

Bank Austria Creditanstalt Wohnbaubank AG
A-1020 Vienna, Obere Donaustrasse 19
Tel.: (+43 1) 331 47-5600

BANK*PRIVAT* AG
A-1010 Vienna, Hohenstaufengasse 6
Tel.: (+43 1) 537 40-0
Internet: www.bankprivat.com

CA IB Corporate Finance Beratungs GmbH
A-1090 Vienna, Julius-Tandler-Platz 3
Tel.: (+43 1) 588 84-0
Internet: www.ca-ib.com

CAPITAL INVEST GmbH
A-1020 Vienna, Obere Donaustrasse 19
Tel.: (+43 1) 331 73-0
Internet: www.capitalinvest.at

DOMUS FACILITY MANAGEMENT GmbH
A-1010 Vienna, Nibelungengasse 15
Tel.: (+43 1) 254 00-0
Internet: www.domus-fm.at

Immobilien Rating GmbH
A-1020 Vienna, Lassallestrasse 5
Tel.: (+43) (0)5 05 05-51880

Informations-Technologie Austria GmbH
A-1020 Vienna, Lassallestrasse 5
Tel.: (+43 1) 217 17-0
Internet: www.it-austria.com

"AirPlus" Air Travel Card VertriebsgmbH
A-1040 Vienna, Rainergasse 1
Tel.: (+43 1) 501 35-0
Internet: www.airplus.at

AWT International Trade
A-1010 Vienna, Hohenstaufengasse 6
Tel.: (+43) (0)5 05 05-43250
Internet: www.awt.at

(Subsidiaries in Croatia, Germany, Macedonia, Serbia, Slovakia and Ukraine)

Bank Austria Creditanstalt Finanzservice GmbH
A-1030 Vienna, Rennweg 46–50
Tel.: (+43) (0)5 05 05-53000
Internet: www.bacaf.at

CA Versicherung AG
A-1011 Vienna, Gonzagagasse 16
Tel.: (+43 1) 531 45-0
Internet: www.ca-versicherung.at

FactorBank AG
A-1041 Vienna, Floragasse 7
Tel.: (+43 1) 506 78-0
Internet: www.factorbank.com

M.A.I.L. Finanzberatung GmbH
A-1010 Vienna, Zelinkagasse 2
Tel.: (+43 1) 536 36-0
Internet: www.mailfinanz.com

Österreichische Hotel- und Tourismusbank GmbH
A-1010 Vienna, Parkring 12a
Tel.: (+43 1) 515 30-0
Internet: www.oeht.at

Schoellerbank AG
A-1010 Vienna, Renngasse 3
Tel.: (+43 1) 534 71-0
Internet: www.schoellerbank.at

Union Versicherungs-AG
A-1010 Vienna, Schottenring 27–29
Tel.: (+43 1) 313 83-0
Internet: www.union.at

VISA-SERVICE Kreditkarten AG
A-1030 Vienna, Invalidenstrasse 2
Tel.: (+43 1) 711 11-0
Internet: www.visa.at

WAVE Solutions Information Technology GmbH
A-1090 Vienna, Nordbergstrasse 13
Tel.: (+43) (0)5 05 05-54996
Internet: www.wave-solutions.com

Office Network outside Austria

CA IB Corporate Finance Beratungs Ges.m.b.H.
Julius Tandler-Platz 3
A-1090 Vienna
Tel.: (+43) (0)5 05 05-82716
Fax: (+43) (0)5 05 05-82741
Internet: www.ca-ib.com

Central and Eastern Europe

Bosnia and Herzegovina
HVB Bank Bosna i Hercegovina
Fra Anđela Zvizdovića Str. 1
Tower B
BiH-7100 Sarajevo
Tel.: (+387 33) 250 900
Fax: (+387 33) 250 921
Internet: www.hvb.ba

Bulgaria
Commercial Bank Biochim AD
1, Ivan Vazov Str.
BG-1026 Sofia
Tel.: (+359 2) 926 94 30
Fax: (+359 2) 981 91 51
Internet: www.biochim.com

Croatia
HVB Bank Croatia d.d.
Jurisiceva 2
HR-10000 Zagreb
Tel.: (+385 1) 4800 777
Fax: (+385 1) 4800 899
Internet: www.hvb.hr

Splitska Banka d.d.
R. Boškovica 16
HR-21000 Split
Tel.: (+385 21) 312 777
Fax: (+385 21) 312 586
Internet: www.splitskabanka.hr

Czech Republic
HVB Bank Czech Republic a.s.
Nám. Republiky 3a
CZ-11000 Praha 1
Tel.: (+420) 22111 2111
Fax: (+420) 22111 2132
Internet: www.hvb.cz

Estonia
Vereins- und Westbank Estland[2]
Representative Office for Estonia
Pärun mnt 15/Tatari 2
EE-10141 Tallinn
Tel.: (+37 2) 668 4660
Fax: (+37 2) 668 4661

Hungary
HVB Bank Hungary Rt.
Akadémia utca 17
H-1054 Budapest
Tel.: (+36 1) 269 0812
Fax: (+36 1) 353 4959
Internet: www.hvb.hu

Latvia
A/S Vereinsbank Riga[2]
Elisabetes Street 63
LV-1050 Riga
Tel.: (+37 1) 7085 500
Fax: (+37 1) 7085 507
Internet: www.vereinsbank.lv

Lithuania
Vereins- und Westbank[2]
Vilniaus gatve 3513
LT-2001 Vilnius
Tel.: (+370 2) 745 300
Fax: (+370 2) 745 307
Internet: www.vuw.de/vilnius

FYR Macedonia
Representative Office Skopje
Ulica Makedonija br. 53-2/4
MK-1000 Skopje
Tel.: (+389 2) 215 130
Fax: (+389 2) 215 140

Poland
Bank Przemysłowo-Handlowy PBK S.A.
Al. Pokoju 1
PL-31548 Kraków
Tel.: (+48 12) 618 68 88
Fax: (+48 12) 618 68 63
Towarowa 25A
PL-00958 Warszawa
Tel.: (+48 22) 531 8000
Fax: (+48 22) 531 9286
Internet: www.bphpbk.pl

Romania
HVB Bank Romania S.A.
37, Strada Dr. Grigore Mora
RO-71278 Bucureşti 1
Tel.: (+40 1) 203 2222
Fax: (+40 1) 230 8485
Internet: www.hvb.ro

Russia
International Moscow Bank[1]
9, Prechistenskaya Embankment
RU-Moscow 119034
Tel.: (+7 095) 258 7258
Fax: (+7 095) 258 7272
Internet: www.imb.ru

Serbia and Montenegro
HVB Bank Yugoslavia A.D.
Rajiceva 27–29
YU-11000 Beograd
Tel.: (+381 11) 3204 500
Fax: (+381 11) 3342 200
Internet: www.hvb.co.yu

Slovakia
HVB Bank Slovakia a.s.
Mostová 6
SK-814 16 Bratislava
Tel.: (+421 2) 5969 1111
Fax: (+421 2) 5969 9406
Internet: www.hvb-bank.sk

Slovenia
Bank Austria Creditanstalt d.d. Ljubljana
Šmartinska 140
SI-1000 Ljubljana
Tel.: (+386 1) 5876 600
Fax: (+386 1) 5876 684
Internet: www.ba-ca.si

Ukraine
HVB Bank Ukraine[1]
14-A Yaroslaviv val
UA-01034 Kyiv
Tel.: (+380 44) 230 3300
Fax: (+380 44) 230 3391
Internet: www.hvb.com.ua

1) under management responsibility of HVB
2) under management responsibility of Vereins- und Westbank

Western Europe

France
HypoVereinsbank Paris Branch
Head of Corporate Customer Business
Sebastian Erich
34, rue Pasquier
F-75008 Paris
Tel.: (+33 1) 4312 1449
Fax: (+33 1) 4312 1433
e-mail: sebastian.erich@hvb.fr

United Kingdom
HypoVereinsbank London Branch
Head of A/CEE Desk
Zeynep Adalan
41, Moorgate
London EC2R 6PP
Tel.: (+44 20) 7573 8720
Fax: (+44 20) 7573 8792
e-mail: zeynep.adalan@hvbeurope.com

Italy
HypoVereinsbank Milan Branch
Head of A/CEE Desk
Monica Gheser
Via Durini 9
I-20122 Milano
Tel.: (+39 02) 7793 209
Fax: (+39 02) 7793 341
e-mail: monica.gheser@hvbeurope.com

Spain
Banco Popular
Head of A/CEE Desk (Delegado de BA-CA)
Ingmar Schatz
Velázquez, 34
E-28001 Madrid
Tel.: (+34 91) 520 7192
Fax: (+34 91) 577 6929
e-mail: ischatz@bancopopular.es

HypoVereinsbank Cooperation Spain
José-Maria Pérez de Lema
Maffeistrasse 4
D-80311 Munich
Tel.: (+49 89) 378 48443
Fax: (+49 89) 378 48136
e-mail: jose-maria.perezdelema@hvb.de

America

USA
HypoVereinsbank New York
Head of A/CEE Desk
Helmut Kratky
150 East 42nd Street
New York, NY 10017-4679
Tel.: (+1 212) 672 5851
Fax: (+1 212) 672 5529
e-mail: helmut_kratky@hvbamericas.com

Asia

China
Bank Austria Creditanstalt AG
Beijing Representative Office
Chief Representative
Peter Faistauer
1605 Landmark Tower 1
8th North Dongsanhuan Road
Beijing 100004 China
Tel.: (+86 10) 6590 0546
Fax: (+86 10) 6590 0547
e-mail: bacabjg@sw2.com.cn

Iran
HVB Representative Office Tehran
Head of A/CEE Desk
Gity Kautz
Avenue Valiaser No. 1409 – Sayeh Building
11th Floor
P.O.Box 11365-3716
IR-19677 Tehran
Tel.: (+98 913) 206 9007

Am Hof 2
A-1010 Vienna
Tel.: (+43) (0)5 05 05 53435
Fax: (+43) (0)5 05 05 56484
e-mail: gity.kautz@ba-ca.com

Published by:

Bank Austria Creditanstalt Aktiengesellschaft

A-1010 Vienna, Am Hof 2
A-1030 Vienna, Vordere Zollamtsstrasse 13
Telephone within Austria: 05 05 05-0
Telephone from abroad: (+43) 5 05 05-0
Fax within Austria: 05 05 05-56149
Fax from abroad: (+43) 5 05 05-56149
Telex: 115561 BACA A
Swift: BKAUATWW
Austrian bank code: 12000
Austrian Register of Companies: FN 150714p
VAT identification number: ATU 51507409

Editors:

Communications and Financial Relations
e-mail: GIC@ba-ca.com

Photographs:

Stephan Huger, Vienna (Managing Board)
Jörg Reichhardt, Berlin (image campaign of Bank Austria Creditanstalt 2002, agency: Jung von Matt/Donau)

Graphics:

Horvath, Leobendorf

Printed by:

Leykam Druck, Werk Gutenberg
A-2700 Wr. Neustadt

The Annual Report is available from:

Bank Austria Creditanstalt AG
Group Public Relations
P.O.Box 22.000, A-1011 Vienna

Telephone (+43) (0)5 05 05-56148 (telephone answering machine)
Fax (+43) (0)5 05 05-56945
e-mail: pub@ba-ca.com

Bank Austria Creditanstalt in the Internet:

www.ba-ca.com